Annual Report 2004


05009082

Michelin Compagnie Generale
Des Etablissements Michelin



MICHELIN
A better way forward

Simplified corporate organization chart


Compagnie Générale
des Etablissements Michelin (CGEM)
France
100 %
40 %
Compagnie Financière Michelin
(CFM)*
Switzerland
60 %
Manufacture Française
des Pneumatiques Michelin
France
Non-French Industrial,
trading and
research companies
French Industrial
and trading
companies

* CFM, which is an intermediate holding company, is the Group's financing arm: it handles the borrowing transactions with banks and on the financial markets

An extensive brand portfolio for all market segments

The Group's portfolio is one of the richest and most well balanced in the tire industry with two world class brands –Michelin and BFGoodrich– strong regional brands, leading national brands and well-positioned private brands:


MICHELIN


BFGoodrich


Kleber


UNIROYAL


WARRIOR


RIKEN


TAURUS


Kormoran


ICOLLANTAS


EUROMASTER


Tire Centers


MICHELIN
Remix


RECAMIC





Michelin, a key mobility enabler

Partnered with vehicle manufacturers, listening to users, active in all competitions and in all the distribution channels, Michelin is continually enhancing its offering to motorists and the road transportation industry.

Tires

Cars, trucks, tractors, earthmovers, cycles, aircraft, subway trains, trams... innovative tire solutions for a wide range of applications and expectations.

Distribution and services

Euromaster in Europe and TCI in the United States are benchmarks in their markets, because of the quality of the brands and the professionalism of the service provided.

Ground Linkage and Pressure Monitoring Systems

Through joint research with industry leaders Robert Bosch GmbH, Toyo AVS, TRW, Vallourec Composants Automobiles, Wabco, Woco... we develop cutting-edge solutions combining performance and safety.

Maps, guides and mobility support services

A complete offering of maps and guides, ViaMichelin digital mobility support products, Michelin OnWay and Michelin Euro Assist, fleet management and consultancy, Michelin Fleet Solutions in Europe, Michelin Business Solutions and Tire Advisor in North America provide value-added services that bolster our tire operations.

Michelin-branded Lifestyle products

In partnership with licensees, we develop and market a range of automotive and cycle accessories, equipment for work, sport and leisure gifts and collectibles that embody Michelin's values, lifestyle and quality.

Teams

in touch with their customers

A worldwide footprint, skilled and motivated teams.

Some **127,000 employees** of all backgrounds and cultures including **4,000 research engineers** in Europe, the United States and Asia.

A sales network covering **170 countries**

In 2004, 74 plants in 19 countries produced:

- 194 million tires and
- 19 million maps and guides.

6 rubber tree plantations in Brazil and Nigeria.



Contents

The English language version of this Annual Report is a free translation from the original, wich was prepared in French. All possible care has been taken to ensure that the translation is an accurate representation of the original. However in all matters of interpretation of information, views or opinion expressed therein in the original language version of the document in French takes precedence over the translation.

Michelin

A better way forward...
since 1889



The world's No. 1 tire manufacturer with 20% market share*, Michelin is at the forefront of the tire industry across all markets and mobility related services and an uncontested leader in very high-tech segments.

Contributing to progress in mobility is at the heart of the Group's strategy. Its ability to innovate and deliver unequalled product and service quality backed by powerful brands is key to its competitive edge.

Changing markets bring new opportunities: Michelin has a targeted growth strategy. It enhances its offering in developed markets by focusing on value-added growth segments. It is stepping up its expansion in high-growth emerging markets.
It is increasing its industrial and supply chain efficiency across the board and is constantly working to leverage the value added to its products. This approach improves Michelin's resilience during economic downturns.

Safety, energy efficiency, environmental friendliness: while addressing the issue of improving mobility, the Group is committed to achieving sound growth.
A better way forward, Michelin's new tagline, encapsulates these commitments and its stated mission.

**20.1% according to Tire Business, August 30, 2004 calculated on the basis of tire sales.*



China, India, Russia: the Group opens up to new horizons

Investing... a better way forward

China, India, Russia, and indeed many other countries in Eastern Europe, Asia or Latin America are experiencing high growth.
Asia alone accounts for 30% of the global tire market compared to 23% in 2000. With 7 million tires sold each year, India's truck market is already half as big as Europe's. China, the 4th largest vehicle market globally with 5.7 million units sold in 2004, is on the verge of becoming 3rd largest in 2005 and accounts for 28% of the global truck tire market with [illegible]6 million tires sold every year, 31% of which in replacement.
Brazil and Eastern Europe too are posting impressive growth. As for Russia's tire market – 30 million passenger car and 6 million trucks tire – it is expected to double in the next decade.

Michelin is stepping up its deployment in the high potential economies in order to ensure its long-term growth, thus complementing its organic growth through acquisitions, joint ventures and industrial and commercial partnerships. Emerging markets now account for 20% of the Group's Net Sales and post a good operating margin.

Similarly, in Europe, North America and Japan Michelin's growth strategy is successfully focused on High Performance, Winter and 4X4 tires.
In these segments, Michelin's sales outperform the market, generate higher margins than standard tires and experience double-digit growth.

Every year, Michelin earmarks up to one billion euros for investment.



Asia accounts for 30% of the global tire market, versus 23% four years ago.


n the future,
ires will "read" the road

Innovating... a better way forward

World leader in tire research

In the future, slippery and damaged patches on roads, will instantly be detected by the tires that will send a warning to drivers for them to react accordingly. Since it invented the first readily removable and repairable tire, Michelin has kept innovating and anticipating customer expectations in order to continually satisfy them and so earn their loyalty.

Currently, a new wave of major innovations such as those described below are finding their way into the market after many years of development: EnTire Solution is a tire-borne automatic pressure monitoring device that alerts drivers in the event of pressure loss; PAX System enables motorists to run on a flat tire for close to 125 miles at 50 miles/h or 200 km at 80 km/h while enhancing overall tire performance; Michelin X One increases payload and fuel efficiency; Michelin XeoBib fulfills a major expectation in the farming world by delivering both comfort on the road and soil protection for the benefit of the farming community.
And a number of radically new solutions are in the pipeline for the not so distant future: Michelin Airless and Michelin Tweel are two airless and retreadable tire solutions designed to last as long as the vehicle itself.
Naturally, innovation is also at the heart of the services offered by Michelin.
If you wish to find a hotel or know the weather conditions on your vacation route, ViaMichelin on-board navigation system will give you the information and guide you by the shortest and clearest route.
Available in several European countries, Michelin OnWay will act as the "guardian" of your tires, offering navigation and guaranteeing repair tire repair in under one hour...

More than ever, research and innovation are at the very core of Michelin's strategy.

EnTire Solution constantly monitors the pressure in your tires.

The safer the factory, the more efficient

Making progress... a better way forward



Once again this year, our factory employees were eager to receive Michelin's Global Safety Award, which rewards plants that have had no work accident-related stoppage. The prize is the highest award in the Michelin Safety Challenge, which also includes the Outstanding Achievement in Safety award and the Safety in Movement award for the biggest advancement of the year.

Considered to be a major factor in progress and efficiency, the Group's safety policy is a key area that demonstrates the Company's ability to move forward: since 2003 the frequency of work accidents has been reduced by half.

Group companies must consistently adjust to market changes to satisfy their customers, cut costs and improve productivity. To help them do this, Michelin promotes individual initiative and the sharing of best practices worldwide.

Prominent among these programs, is the "Progress Ideas" initiative which encourages all staff to submit their improvement ideas. Two million such ideas have been collected and a million of them implemented. The Group's Intranet devotes a full section to them and every two year, the best ideas implemented are showcased in an exhibition. This truly reflects the mindset of Michelin men and women, who are passionate about their respective missions.



Safety is a priority at all levels of the Company.


MICHELIN

From Clermont-Ferrand to Davydovo and back: Making progress together

Sharing... a better way forward

raining
More than
150 million
euros in 2004.



In 2001, Michelin became the first foreign tire manufacturer to open a plant in Russia after it purchased facilities at Davydovo, in the Moscow region. The plant, commissioned in July 2004, produces 3,000 Michelin branded Passenger Car tires on a daily basis. Output should double by the end of 2005. By then, 88 million euros will have been invested in a plant that will employ some 800 staff.

The project truly started in 2002 when 35 engineers were recruited and trained. After four to six months of technical training they were able in turn to train operators.

A number of European plants supported the project, delegating managers, team leaders and operators, all were called upon to share their skills and teach Michelin's methods, know-how and values.

Over a two-year period, more than 80 Russian colleagues visited Group plants, and conversely 200 or so Group staff took up temporary or permanent assignments in Russia.

Sharing and training are at the core of Michelin's values are upheld across the Group. They are the cornerstones of building individual and customer satisfaction and loyalty – part of respect for persons and customers. Equally, they are key to nurturing the progress which stems from respect for facts and the environment. In short, sharing and training are instrumental to Michelin's very corporate identity. "Get it right the first time" is "**Делать все на самом высоком уровне с первого раза**" in Russian, and thanks to everyone's commitment, the ball is rolling at Davydovo!

Cut pollution, promote safety: We all have a part to play

Preserving... a better way forward


MICHELIN
CHALLENGE
BIBENDUM

By 2030, the world vehicle fleet should jump to 1.6 million: the growth of economies and transport are intimately bound up, posing a huge challenge. Improved mobility implies safe, long-lasting, comfortable, quiet and high-performance products that are energy and raw material-efficient. Achieving all these performances may seem difficult or quite impossible, yet Michelin is taking up the challenge and pushing back the frontiers of progress every year.

A key area in which Michelin has made an important contribution in recent years is tire rolling resistance, which accounts for as much as 20% of car fuel consumption and 40% of that of buses and trucks. By promoting a global switch to radial technology, Michelin cut rolling resistance by 30% over the last few years, and by a further 20% with the introduction of the Green Tire. And, in Michelin's research centers, the goal is to halve rolling resistance again by 2020!

Being a vehicle's only point of contact with the road, tires also play a vital safety role. Grip, braking distance, run flat capability, visibility on wet roads are some of the areas in which Michelin has recently introduced ground breaking tire-based safety solutions. Its unflagging commitment to safety clearly gives Michelin a huge competitive edge.

Challenge Bibendum, a global event promoting clean vehicles and sustainable mobility technologies, is a noteworthy facet of Michelin's safety commitment. The sixth Challenge Bibendum was held in Shanghai in 2004, in recognition of the drive in large emerging countries to promote safer, more environment-friendly mobility together with diversified energy sources.

Thanks to its intensive research operations, Michelin is poised to address these issues and seize the corresponding growth opportunities.



For a number of years Challenge Bibendum has regularly highlighted environment and road safety-related technological breakthroughs.

Competition enthusiasts:
A powerful boost for research

Pushing the envelope... a better way forward


Loeb
CITROËN
TOTAL
PlayStation.2 3
MICHELIN

On October 17, 2004 Michelin won three world titles almost simultaneously. Valentino Rossi became the MotoGP World Champion at the Australian Grand Prix. In Corsica, Sébastien Loeb and Citroën-Michelin clinched the Driver and Carmaker titles in the World Rally Championship (WRC).

Knowing that competition is a powerful driver for innovation, Michelin is the only tire manufacturer to be involved in all disciplines, in all climates, on all terrain. Its goal is to maintain high-level technical and human partnerships with OEMs and demonstrate the benefits that its innovations can bring to the competing teams, the drivers and ultimately to all motorists.

The year 2004 was a good one with 2 additional WRC titles (bringing the total to 36 since 1981), a 7th successive victory in the Le Mans 24 hours, a 13th consecutive victory in the MotoGP World Championship, 25 F1 podium finishes, a World Championship title, an Olympic cross country title, to name but a few.

Competition is an invaluable test-ground for pushing Michelin's technological breakthroughs to their limits.

In 2005 a 7th F1 team will race with Michelin

To make a World Rally Champion you need tires that will dare to tread everywhere you do.

Message from **Edouard Michelin**

"A Company in motion"



Dear Shareholder,

The year 2004 confirmed Michelin's operational efficiency gains and the soundness of its targeted growth strategy. In looking back at 2004, Michelin appears as a company in motion, high performing, open to new horizons, and committed to playing its full role as a pioneer in sustainable mobility.

Steering in response to the terrain

Exceptionally contrasting developments on the tire markets tested the flexibility and responsiveness of our industrial and sales teams. Our teams smoothly negotiated these developments, adapting to the terrain, responding to accelerating demand in the replacement market during the first half of the year, downshifting in response to its deceleration. They were able to keep up with the brisk pace of demand in the Truck, Earthmover, and Agricultural sectors, where we gained new market shares and to slow down in a timely fashion in the Passenger Car-Light Truck Original Equipment segment. Last but not least, our industrial and sales teams were able to streamline costs across the board more effectively and made further progress in productivity and in the critical area of workplace safety.
Michelin has a firm grip on the gearshift of quality growth. We have strengthened the influence of our worldwide brands – Michelin and BFGoodrich – in each of our businesses. We once again expanded our presence on the High Performance automobile and 4x4 SUV segments and recorded very strong sales levels in the Winter tire segment. Our leadership is established in products and services for professional applications.

A good performance

Combined with increasingly efficient cost control, our offensive strategy targeting the most attractive markets accounts for the significant 0.9 point improvement in our operating margin to 8.3%.

The value of this performance is most appreciable in regard to continued price increases in our raw materials during the last three years, which Michelin was able to absorb again in 2004 with higher sales prices, productivity increases and stricter internal cost controls.
Net income was thus up 60% and the debt-to-equity ratio improved from 78% to 69%. The fiscal year 2004's growth and progress enable us to propose the distribution of a €1.25 dividend, an increase of 35%, at the next Annual Shareholders Meeting. We intend this very substantial increase as a strong message of confidence sent to all our Shareholders about the future prospects of the Group; this increase reflects both the significant improvement of our earnings and our confidence as to the long-term prospects of the Company. This development also takes into account recent changes in the area of dividend tax. This rise after last year's stable distribution, should place Michelin among the best of the blue chip companies. This should be a further incentive for prospective shareholders and comfort existing ones in their decision to take a long-term view of their investment.
The adoption effective January 1, 2005 of International Financial Reporting Standards (IFRS) is widely documented in this report. We are closely managing the anticipated impacts of these new accounting standards.

A powerful engine for growth

We continue with confidence and determination to expand our operations in emerging markets: China, Brazil, Russia, India, Indonesia, Thailand, and the countries of Eastern Europe. These are high-growth countries where sales volumes will soon be very significant indeed.
On the other hand, Western Europe and North America still remain by far the largest markets and those where consumer expectations are greatest and most diversified with respect to both products and services. And in those

" Nowhere is our pioneering and progressive spirit better embodied than in each of our Company's 127,000 men and women "



regions, our industrial sites offer a broad expanse of innovation and productivity to be explored and harnessed. Consequently, in 2004, we channeled more than half of our capital investment into our existing industrial sites.
Nowhere is our pioneering and progressive spirit better embodied than in each of our Company's 127,000 men and women. Undoubtedly, one of Michelin's greatest strengths is our people who share these values, this professionalism and this optimism throughout the world.
Michelin has always had the ambition to transform its markets, to go beyond the immediate expectations of its customers in order to anticipate, indeed to create, their future needs. To imagine the products and services of tomorrow, to innovate in order to contribute new and real benefits to our customers lies at the heart of our Company's research and development efforts.
You will see many innovations presented in this report, as much in contributions to reductions in vehicle weight, fuel consumption and pollutant emissions as in improvements in road safety, increases in transport volumes and loads and greater respect for the crops and tilled soil.
As a world leader, Michelin is committed to widen its outlook and research to increasingly crucial societal issues: conservation of natural resources, diversification of energy sources and public health. Michelin plays an active role in all of these areas that are key to our quality of life and to that of our children.

Preparing for the future

With an eye to the future of your Company, Mr. René Zingraff and I wish to recommend for your approval the appointment of Mr. Michel Rollier, currently Michelin's chief financial officer, as a Joint Managing Partner of your Group.
Mr. Rollier knows Michelin extremely well. We know the value of his expertise, his personal skills and his sense of what is most crucial to the Company's interests. By our side, he will contribute to steering the Company and ensure that Mr. Zingraff's eventual retirement takes place under the very best of circumstances.
We will also submit to your vote the nomination of two new members of the Supervisory Board: Mrs. Laurence Parisot and Mr. Pat Cox.
Both have invaluable experience complementing that of your current representatives. They will further enhance the fruit of the work produced as between the Supervisory Board and the Managing Partners.

Looking to the future with confidence

The year 2005 is set to be another very challenging one: we will, in particular, need to cope with even more costly raw materials. In spite of this negative factor, we are intent on leveraging our strong progress dynamics and assets to achieve results at least as good as last year's.

More than ever, we intend to demonstrate day in and day out our passion and our pride to live up to our new baseline: Michelin, a better way forward.

Thank you for your trust.

Edouard Michelin

Management


10
8
1
2
9
11
4

Managing Partners

1 ○ Edouard Michelin

2 ○ René Zingraff

Group Executive Council

3 ○ **Michel Caron**
Quality and Organization
Tourist services, ViaMichelin, Supply chain, IT Systems

4 ○ **Thierry Coudurier**
Truck
Euromaster, TCI, Africa / Middle East

5 ○ **Hervé Coyco**
Passenger Car-Light Truck
Competition

6 ○ **Jean-Marc François**
Asia

7 ○ **Jim Micali**
North America

8 ○ **Didier Miraton**
Technology Center
Industrial Performance

9 ○ **Jean Moreau**
Personnel
Environment and Prevention

10 ○ **Michel Rollier**
Financial Affairs
Legal Services, Plans and Results

11 ○ **Christian Tschann**
Europe

12 ○ **Bernard Vasdeboncœur**
Specialty Product Lines
Agricultural, Aircraft, 2-Wheel, Earthmover, Wheels, Components, South America, Purchasing

Secretary of the Group Executive Council:
Patrick Oliva

*** Bold type indicates main responsibility.***


12
6
7
5
3

Group Structure

The Managing Partners run the Company and report on their management activities to the Annual Shareholders Meeting. The Supervisory Board is responsible for ongoing supervision of the Company's management on behalf of Shareholders. They are assisted by the Group Executive Council (GEC), which meets every month.
The GEC comprises ten members drawn from among the heads of the Group Services, the Product Lines, the Technology Center and the Zones.

Michelin is organized into:

- **9 Product Lines** each with its own marketing, development, production and sales resources.
- **11 Group Services** responsible for such functions as purchasing, personnel, accounting and so forth...
- **5 Zones:** Europe, North America, South America, Asia and Pacific Rim, Africa and Middle East.
- **1 Technology Center** with facilities in Europe, the United States and Asia.
- **2 Product distribution networks.**

The Managing Partners and GEC Members visiting a new facility at the Technology Center: a track with unmatched layout and an optimized watering system to carry out performance tests on wet surfaces.

Audit

Supervisory Board*

1 • Eric Bourdais de Charbonnière

Sixty-six
Chairman of the Supervisory Board
Member of the Audit Committee

After twenty five years with JP Morgan, during which he became head of the group's banking activities in France, Mr. Eric Bourdais de Charbonnière served as Michelin's CFO from 1989 to 1999. He no longer has any operational responsibilities and has chaired Michelin's Supervisory Board since 2000. He also serves as director on the boards of Thomson and Associés en Finances, and sits on the Supervisory Boards of Oddo et cie and ING Group.

2 • François Grappotte

Sixty-nine
Chairman of the Audit Committee

After twenty years as CEO of Legrand, Mr François Grappotte was appointed Group chairman in 2004. He also sits on the Board of BNP Paribas, of Valeo and is a Member of the Supervisory Board of Galeries Lafayette.

3 • Pierre Michelin

Fifty-six
Member of the Audit Committee

After joining Philips' IT management team, he went on to Group Bull and was appointment Head of a Division.

4 • Benoît Potier

Forty-eight

Mr. Benoît Potier has joined Air Liquide SA 24 years ago and he became CEO in 1997 before being appointed Chairman of the Executive Board in November 2001. He also sits on the Board of Danone.

5 • Grégoire Puiseux

Seventy-four

Mr. Grégoire Puiseux is now retired. He was at the head of a farm produce company in the Champagne region. Mr. Grégoire Puiseux is also Member of the Supervisory Board of Manufacture Française des Pneumatiques Michelin and Controller of Compagnie Financière Michelin. His mandate expires at the Annual Shareholders Meeting of May 20, 2005 and he does not seek its renewal.

6 • Edouard de Royère

Seventy-three
Member of the Audit Committee

Mr. de Royère joined l'Air Liquide in 1966 and was appointed Chief Executive Officer in 1982 and Chairman in 1985, a post he held until 1995. Currently Honorary Chairman of l'Air Liquide SA, he is a member of the Company's Supervisory Board. He also sits on the boards of Sodexho Alliance and Siparex Associés.



2
3
4

Members of the Supervisory Board during an on-site visit to the Michelin factory in Vitoria (Spain).

The Supervisory Board is assisted by:
- an Audit Committee and
- a Compensation Committee

Comprised of four members of the Supervisory Board, three of whom are independent, the **Audit Committee,** under the chairmanship of Mr. Grappotte, is in charge in particular of assisting the Supervisory Board in its control mission over
- the corporate and consolidated accounts;
- risks and internal control procedures.

Chaired by Mr. Bourdais de Charbonnière and made up of six Supervisory Board members, **the Compensation Committee** oversees Group management team remuneration policy, and in particular variable pay, the stock-option plan and the Group Employee Shareholder Plan.

Statutory Auditors

Statutory

PricewaterhouseCoopers Audit
Represented by **Dominique Paul,** *partner*

Corevise
Represented by **Stéphane Marie,** *partner*

Substitutes

Pierre Coll
Partner of PricewaterhouseCoopers Audit

Jacques Zaks
Partner of Corevise


1
5

Financial year 2004 Key Figures

Economic factors*



1.09
1.12
1.06
0.88
0.81
00
01
02
03
04

Changes in dollar/euro exchange rates
Average exchange rate over the period

While 50% of Michelin's sales are dollar and dollar correlated currency denominated, close to two thirds of its raw material purchases are US dollar (or US dollar correlated currency) denominated.

** The changes in the tire market are analyzed on page 24*



Changes in raw material prices



+ 80%
+ 64%
00
01
02
03
04
05

Natural rubber

TSR20 RSS3

Natural rubber accounted for almost a quarter of Michelin's raw material purchases: synthetic rubber and carbon black almost half. At constant exchange rates, raw material purchase prices rose by almost 40% between 2000 and 2004.



+ 83%
600
500
400
300
200
100
0
00
01
02
03
04
05

Steel (US $/t)



€
600
450
300
150
0
+ 100%
+ 70%
Cents $
40
30
20
10
0
00
01
02
03
04
05

Butadiene

○ Butadiene US Gulf (US $ cents/barrel)

● Butadiene Europe (€/t)



+ 54%
50
40
30
20
10
0
00
01
02
03
04
05

Brent (US $/barrel)



€
1,200
900
600
300
0
+ 92%
+ 44%
Cents $
80
60
40
20
0
00
01
02
03
04
05

Styrene

○ Styrene US Gulf (US $ cents/barrel)

○ Styrene Europe (€/t)

Butadiene and styrene, which are oil by-products, are used in the manufacture of synthetic rubber.

Key figures

The 2004 accounts and their comparison with previous years are presented in accordance with French accounting standards, as in previous years.
In 2005, the mandatory changeover to International Financial Reporting Standards will impact the Group's accounts in different ways.
In addition, Michelin is adopting a new presentation for its sector-based information from January 1, 2005 so as to better reflect its industrial and commercial organization.
These changes are explained in the bookmark included in the 2004 Corporate Report and are set out in detail on www.michelin.com/corporate.


Consolidated key figures


15,396
15,775
15,645
15,370
15,689
00
01
02
03
04

Net sales
in EUR million

Net sales rose 2.1%, up 6% at constant exchange rates and scope.
This growth came on the back of a 2.7% increase in volumes as well as a strong 3.2% price-mix effect, reflecting the quality of the Group's sales.


Passenger Car-Light Truck 48% - 0.5 pt*
Truck 27% + 1.2 pt*
Other businesses 25% + 6.6 pts*

2004 Net Sales by business segment


Europe** 53% + 0.7 pt *
North America*** 33% - 1.6 pt *
Other countries 14% + 0.8 pt *

2004 Net Sales by region

Michelin strives to strengthen its presence in other regions.

* *FY 2004/2003 Change*
** *Western and Eastern*
*** *United States, Canada, Mexico.*

Financial year 2004 Key Figures


399
296
581
318
515
00
01
02
03
04

Net income
In EUR million

Net income rose 62% compared to 2003, a year which saw the acquisition of the Viborg distribution network.


8.9%
9.7%
13.1%
13.0%
- 0.9%
0.4%
03
04
03
04
03
04
Passenger Car-Light Truck + 0.8 pt
Truck - 0.1 pt
Other businesses + 1.4 pt
Despite a difficult economic environment once more marked by significant increases in raw material prices and a strong rise in the euro, Michelin's businesses proved resilient and made progress.

Operating margin by business segment




1,162
1,040
1,225
1,143
1,299
00
01
02
03
04

2004/2003 up 13.6% **Operating income**
in EUR million


7.6%
6.6%
7.8%
7.4%
8.3%
00
01
02
03
04

Operating margin up 0.9 point versus 2003
In % of net sales

The negative impact of exchange rates and raw materials was more than compensated for by the Group's productivity gains and the improvement in the sales price-mix.

Consolidated key figures


1,416
1,323
1,225
1,407
1,353
00
01
02
03
04

Strong cash flow*
In EUR million

Group cash flow continued to be very strong, representing 8.6% of net sales.

* *Cash flow*
= net income before minority interests
+ depreciation, amortization and charges to allowances for impairment in value of fixed assets
– changes in provisions and deferred taxes
+ / - net gains/losses on disposals of assets.


1,257
1,091
905
1,089
871
809
1,246
1,017
1,130
1,116
00
01
02
03
04

A sustained investment policy underpinning an ambitious industrial strategy
In EUR million

● Net capital expenditure
Of which industrial

In 2004, Michelin pursued a sustained investment strategy: investing in productivity in Europe and in North America, increasing capacity in China, Thailand, Russia, Romania; taking stakes in manufacturers in India and Indonesia.


309
637
299
226
00
01
02
03
04
-241

For the 4th consecutive year, Michelin generated positive free cash flow*
In EUR million

* *Free cash flow*
= cash flow – change in working capital
– net capital expenditure


119%
113%
85%
78%
69%
00
01
02
03
04

Gearing improves further

Once again in 2004, Michelin strengthened its financial structure: its debt-to-equity ratio improved and shareholders' equity increased. Michelin also continued to strengthen its financial structure during the year.

Michelin Share Performance

3rd best performer in the CAC 40 index in 2004: + 29.7%

- **Euronext Paris - Eurolist**
- **Local equity Compartment A (Blue Chips)**
- **Code ISIN: FR 0000121261**
- **Indices: CAC 40 - Euronext 100**
- **Ethical indices: DJSW STOXX, Aspi Eurozone**
- **Par value: 2 euros**
- **Minimum number of shares per trade: 1**
- **Average daily trading volum: 742,311**
- **Market capitalization at December 31, 2004: 6.77 Md€**
- **191,531 shareholders including 67,231 employee shareholders**



2.96
2.20
4.28
2.23
3.59
00
01
02
03
04

Net earnings per share: + 61%
in euros



0.80
0.85
0.93
0.93
1.25
00
01
02
03
04

Net dividend per share: + 35%
in euros

** Subject to approval by the Annual Shareholders Meeting of May 20, 2005. The dividend will be distributed on May 24, 2005.*

Ownership structure and voting rights

At December 31,2004	Capital	Voting rights*
Treasury stock	0%	-
Employee Shareholder Plan	2.10%	1.90%
Individual Shareholders	15.33%	24.12%
French institutions	36.32%	34.31%
Franklin Resources Inc	5.72%	4.89%
Wellington Management Company	5.11%	4.13%
Other foreign institutions	35.42%	30.65%

** Shares held for more than four years by residents of a country within the European Union have double voting rights. A resolution designed to extend double voting rights to all Shareholders will be put before the Annual Shareholders Meeting of May 20, 2005.*

Stock exchange information

Share price (in euros)	2000	2001	2002	2003	2004
High	41.90	43.50	45.05	38.11	47.80
Low	30.10	23.84	24.50	25.02	34.82
Year-end price	38.55	37.05	32.86	36.38	47.19
Market capitalization at December 31,2004: In billion of euros	5.19	4.99	4.66	5.22	6.77
Average daily trading volume	514,485	578,980	760,143	797,844	742,311
Number of shares	**134,715,873**	**134,715,873**	**141,792,730**	**143,387,025**	**143,387,025**

Performance of the Michelin share *from January 2000 to December 2004 (base 100)*



150
100
50
0
20,000,000
15,000,000
10,000,000
5,000,000
0
J
F
M
A
M
J
J
A
S
O
N
D
Michelin
CAC 40
Monthly trading volumes

Michelin's Corporate Governance

a model that is both highly original and modern

For the last 140 years, the Group's parent Company, Compagnie Générale des Etablissements Michelin, has been a Partnership limited by Shares. As it favors the deployment of long-term strategies developed by a stable, committed management team and monitored by an independent Supervisory Board, this structure fully complies with modern corporate governance standards.
Another feature of this corporate structure, the registered nature of its shares, enables Michelin to maintain a close, direct relationship with each of its Shareholders.

SCA Compagnie Générale des Etablissements Michelin (CGEM)


General Partners
Edouard Michelin
René Zingraff
SAGES
Appoint after approval from general Partners
Limited Partners
(Shareholders)
Report on management to the Annual Shareholders Meeting
Approve the proposed resolutions during the Extraordinary Shareholders Meeting
Appoint and revoke
Ensures ongoing monitoring of management
Managing partners
Edouard Michelin
René Zingraff
Supervisory Board
Statutory Auditors
Management entity
Controlling entity

A stable management team committed over the long term

Experience

Michelin is run by one or more Managing Partners, who have been Mr. Edouard Michelin and Mr. René Zingraff respectively since 1991 and 1986. The Group's Managing Partners are always appointed from among widely experienced top managers who have held operational posts at all levels of the Company. At the Annual Shareholders Meeting of May 20, 2005, the Managing Partners will recommend to the Shareholders the appointment of Mr. Michel Rollier as joint Managing Partner.



Mr. Edouard Michelin was born in 1963 and graduated as an engineer from *Ecole Centrale de Paris*. He joined Michelin Group in 1985 and managed *Le Puy-en-Velay's (France) industrial production operations* before being appointed Chief Operating Officer of Michelin North America. He was appointed joint Managing Partner in 1991 and has been heading Michelin since 1999.

Mr. René Zingraff was born in 1936. He graduated as a chemical engineer and joined Michelin Group in 1963 to manage Quality operations for the United Kingdom. Before his *appointment as Joint Managing Partner in 1986*, Mr. Zingraff, who currently heads Group cadre management, directed Michelin USA's industrial operations.

Michelin's Corporate Governance


MICHELIN

The two Managing Partners and Mr. Michel Rollier, Group CFO, at the Annual Shareholders Meeting of May 2004.

Stability

Given the nature of the tire industry, where return on investment is slow, the stability of their dual Managing Partner and General Partner status enables Michelin's Managing Partners to pursue a policy that is particularly well suited to the tire business. This policy is based on a long-term view and steady development and promotion of technological innovations to drive adoption by the market.

Responsibility

The Managing Partners are jointly and severally liable for the full amount of Michelin's business debt, should the Company fail. This special feature guarantees the Shareholders that the Company is managed in a rigorous and cautious way, and indeed, risk management is a priority for Michelin's management team.

In line with this long-term commitment, the General Partners may not relinquish their responsibilities as General Partners without the prior approval of the Shareholders at an Extraordinary Shareholders Meeting. They, therefore, are bound to assume the consequences of their decisions in the long term.

As consideration for their responsibilities, the Managing Partners are jointly entitled to a share of Company profits of the financial year, which is not in addition to any other form of consideration (salaries, non-cash benefits or retirement benefits...). Under Michelin's model, therefore, the Managing Partners' remuneration is solely based on variable income.

In 2004, in consideration for their services as General Partners, the Managing Partners with respect to financial year 2003, received a global amount of €4,697,161, down 55% on the previous year.

Controlling bodies directly reporting to Shareholders and strictly separated from Group Management

The Supervisory Board

Its mission

The Supervisory Board is responsible for ongoing supervision of the Company's management on behalf of the Shareholders to whom it reports every year.

Independence

The Supervisory Board currently comprises six members appointed by the Annual Shareholders Meeting for a term of five years, four of whom are deemed independent, that is not bound by any ties whatsoever to the Company, the Group or its management, in a way that might alter their free judgment.

Two new members will be recommended for appointment at the May 20, 2005 Annual Shareholder's Meeting:

- ***Mrs. Laurence Parisot*** (45), French national
  CEO of Optimum
  CEO of IFOP
- ***Mr. Pat Cox*** (53),), Irish national
  Former President of the European Parliament (2002 to 2004)
  Managing Partner of European Integration Solutions LLC.

Managerial skills

The members of the Board of Directors have world-class management skills in management, manufacturing and finance.

Commitment

The Board met four times in 2004 with a 96% attendance rate. It held several meetings in the field at a Spanish production plant, the Technology Center and at other venues during 2004. This enabled the members of the Supervisory Board to gain first-hand experience of the Company's operations on the ground.

Audit Committee

A specialized lineup consisting of four members of the Supervisory Board responsible for assessing the quality of Michelin's internal auditing and risk management, this committee met four times in 2004 with a 100% attendance rate.

Compensation Committee

Presided over by the Supervisory Board Chairman, the Compensation Committee is made up of six members from the Supervisory Board. It met twice in 2004 to exercise its control over certain compensation matters, Stock Option Plans and the Employee Shareholder Plan.

Statutory Auditors

The Statutory Auditors are appointed by the Annual Shareholders Meeting for six years and may be dismissed by it. The Statutory Auditors test the fairness of the Company's financial statements and carry out other inspection missions as provided by law. The other missions assigned to them by Michelin are not of a nature to impinge on their independence.

Prominent among Michelin's core values is respect for Shareholders

Michelin's financial reporting is exhaustive, easily accessible and factual.

A wide array of documents is published on all aspects of the Company's business. These include the Annual Report, the Consolidated Accounts Guide and letters to the Shareholders, to name but a few. They may easily be downloaded from Michelin's website at: www.michelin.com/corporate, chosen in January 2005 as "Best CAC 40 Listed Company Financial Information Website" following a Sofres survey.

Every individual Michelin Shareholder receives yearly the Annual Shareholders Meeting documentation as well as three newsletters by the Managing Partners. In 2004, in addition to the Annual Shareholders Meeting, which, as each year, was convened upon first notice, Michelin held three meetings (in Paris, Strasbourg and Bordeaux) for the benefit of its Shareholders.

Lastly, the 12-member Shareholders Advisory Committee, whose mission is to enhance the Group's relations with Shareholders, met three times in 2004 with the Company's top management. Among the topics discussed this year, was the meaning and scope of Michelin's Performance and Responsibility Approach and a review of rewards granted to loyal Shareholders.

Some 69% of Michelin's employees own shares in the Company. This figure, which is very high, demonstrates the trust and commitment that Michelin's people have in their Company.

In addition, the Group's management met more than 550 institutional investors and financial analysts during 124 meetings and one-to-one interviews in 14 countries in 2004.

Michelin amends the provisions governing Shareholder voting rights:

Every year in January, foreign institutional Shareholders, who make up the bulk of Proxy solicitors, are notified of the Annual Shareholders Meeting agenda and the steps to take in order to vote. Michelin reminds them in particular that the registered nature of Michelin shares provides constant liquidity during the Annual Shareholders Meeting.

Michelin goes even further, and, globally, bears the costs of routing financial reports to international institutional investors, thereby ensuring that a full disclosure is made and received as soon as possible before the meeting by its Shareholders.

Finally, Michelin believes it to be fair that Shareholders having held their shares for over four years – thereby demonstrating a long-term commitment and willingness to share the risk – wield greater influence over Group long-term strategy than others, and so grants them a double voting right. On the occasion of the Extraordinary Shareholders Meeting of May 2005, Michelin will submit a proposal to remove the current restriction as to nationality and so extend this double voting right to all longer term Shareholders.

Michelin's strategy

Remain the leader in innovation and quality of tire, suspension systems and related services.

Focus on high value-added growth segments.

Expand its positions in regions of the world with high growth potential.

Drive product innovation and lower fixed costs while increasing the Group's flexibility and productivity.


Managing Partners' Report

Financial objectives

A 10% operating margin in a normal operating environment* while maintaining a level of investment commensurate with Group ambitions and growth strategy.

Positive **free cash flow.**

Return on capital in excess of the cost of capital employed.

* ***What do we mean by "normal operating environment"?***
We mean tire markets growing at their average long-term rate of 2% to 3% a year against a background of stable raw material prices, currency exchange rates and interest rates.

2004

Michelin improved performance visibly in 2004 against a mixed economic backdrop. The Company has boosted innovation and firmed up selling prices while targeting growth. It has further expanded in Eastern Europe and Asia while improving its manufacturing efficiency and logistics. Although demand rose in the reporting period, particularly in the first half, external expenses cut deeply into earnings. Michelin's progress nevertheless reflected its ability to weather adverse conditions with renewed momentum and strong quality potential.



World tire industry and markets

Replacement accounts for three quarters of tire markets

The world tire markets total 80 billion dollars*: half of which equip passenger cars and light trucks, which require more than1 billion tires each year; one-third equip trucks, which use 140 million tires. With a relatively even geographical split among Europe, North America and Asia, tire markets are less cyclical than car markets because they are first and foremost replacement markets, accounting for 71% of volumes and 75% of sales. Michelin makes more than 70% of its sales to the replacement markets, which are growing by 2 to 3% a year. The tire industry is a highly concentrated one. Taken together, the three largest tire manufacturers, who occupy all market segments, account for 55% of the world market.


World tire industry

* *Please refer to the "Michelin Fact-Book 2005", downloadable at www.michelin.com/corporate, for a detailed description of Michelin's markets and positions compared with its competitors.*



World market in volume by region (metric ton equivalent)

● Europe	28%
○ North America	29%
● South America	6%
○ Asia/Oceania	30%
○ Africa/Middle/East	7%

Source: LMC 2004 & Michelin estimates



World tire market by product type

● Passenger Car-Light Truck	51.0%
○ Truck	32.4%
○ Earthmover	6.7%
○ 2-Wheel	5.9%
● Agricultural	3.4%
○ Aircraft	0.6%

Michelin estimates



World tire market by manufacturer

● Michelin	20.1%
○ Bridgestone	18.4%
● Goodyear	16.9%
○ Medium-sized players	25.8%
○ Local and niche market players	18.8%

Source: Tire Business – September 2004


and markets

Robust potential for long-term growth

Mobility is an integral component of economic and social development. Thus, the number of cars and trucks is expected to double by 2030, reaching 1.6 billion units. Over the next ten years, the world's car fleet is slated to grow by more than 20% to exceed 850 million units, and the truck fleet by close to a third to 190 million vehicles*. Similarly, by 2025, the distance driven in cars should increase 80% and heavy hauling will triple. The lion's share of the growth will occur in emerging markets.

**Source: JD Power/ LMC*

The 2004 world tire market grows moderately against a mixed backdrop

In Europe, the replacement "mass"* consumer tire market continued to retract in Passenger Car-Light Truck, down 5% in contrast with robust growth in the High Performance segment, up 11.7% in VZ, and the Winter segment, up 6.5%. The original equipment market recovered slightly, growing by 0.9%.

The Truck replacement market was hampered by the region's weak economy and higher fuel prices. However, original equipment sales of truck tires rose 15% on brisk demand from export markets.

In North America, the Passenger Car-Light Truck replacement market grew moderately. Sales of entry-level tires fell 4% while sales of High Performance tires rose 13.3% and those of 4-wheel drive vehicles rose 11.3%. Sales in the original equipment market declined slightly. On the other hand, Truck tires clearly benefited from a very buoyant economic environment. Sales of replacement tires rose 3.8% while original equipment sales soared 35%.

Among the emerging market countries, Argentina, Brazil and Chile saw strong growth rates in line with their economic turnaround. Growth was also brisk in Central and Eastern European countries, rising over 10% in the Performance and Winter tire segments. Sales of Truck radials rose more than 10%.

Asia and Oceania experienced widely diverging rates of growth in tire sales. The Passenger Car and Light Truck market saw double digit growth in China as radialization made further inroads. The passenger car original equipment market grew 15%, showing a clear dip compared with previous years. Mining activity was up sharply in Australia while both the original equipment and replacement markets in Japan were flat.

**Entry-level tires*

World tire industry and markets

The **Passenger Car-Light Truck market** accounted for a little more than half of the world tire market in value terms with nearly 1 billion tires sold, of which 71% were replacement tires. Replacement tire sales grow 3% a year in developed countries*, which equates to 700 million tires. They were up 9% in emerging markets** to 100 million tires.

The brands and distribution channels play a prominent role, particularly in mature markets, which are diversifying with the move to more upscale vehicles and motorits' demands for comfort and safety. High Performance tires with ratings of V speed or higher already account for 17% of the original equipment market and 9% of the replacement market. These figures are slated to rise to 22% and 13% by 2008. The Winter segment accounts for 12% of the world's replacement tire market alone and 24% of the European market. Sales of leisure tires (crossover, sports utility vehicles, 4-wheel drives and pick-up trucks) rose by about the same amount, with North America making up the biggest market.

*Western Europe, United States, Canada and Japan
**Eastern Europe, Russia, China, India, Brazil and Mexico


World tire industry

2004 Light Truck tire sales in millions of units sold

	Europe	North America *	South America	Asia	Africa Middle-East
Original equipment	92	79	9	105	7
Replacement	244	256	36	150	55

Source: Michelin estimates
USA, Canada and Mexico

Regional breakdown of the most buoyant Passenger Car-Light Truck replacement tire segments

	Europe	North America *	Asia	Total worldwide millions of tires
Performance (H, VZ)	45%	23%	25%	182
4-wheel drive & SUV	6%	80%	11%	106
Winter	68%	11%	21%	98

Source: Michelin estimates
USA, Canada and Mexico

The **Truck market** with nearly 140 million tires sold of which 85% were replacements is worth one third of the global market. Its growth works out to a long-term trend of 2% a year correlated to economic growth and heavy hauling. Radial truck tires have bright prospects in Eastern Europe, South America and in Asia, which alone accounts for 48% of the world market.

Truck tires are capital goods, and account for 3% of a truck fleet's operating costs on average. One's choice of a tire has a significant impact on fuel consumption, which, in turn makes up about 20% of one's operating costs. Customers in this segment are eager to optimize truck uptime and mileage costs. To them, the running cost per mile of a tire is a key consideration. For this reason, in Europe and North and South America, the retread market is particularly well developed since retread operations considerably extend the lifespan of the fleets' tires.

Gradual shift from conventional tires to radial tires invented by Michelin.


and markets

2004 Truck tire sales
in millions of units (radial and bias)

	World	Europe	North America*	South America	Asia	Africa Middle-East
Original equipment	**21**	-	-	-	-	-
Replacement	**120**	**20.6**	**18.1**	**10.5**	**58.3**	**12.3**
Retread [1]	**58.5**	**7.4**	**18.2**	**9.5**	**21.4**	**2.0**

1 - Treads.
** USA, Canada and Mexico*
Source: Michelin estimates

Specialty tires accounted for more than 20% of the world market in value. While all are highly sophisticated products, cycle tires are consumer goods, unlike agricultural, earthmover and aircraft tires, which are genuine capital goods. There are significant growth opportunities for small and medium-sized earthmovers, machines for handling goods and for large agricultural machinery as well as for aircraft radial tires.

Tire distribution
In the Passenger Car-Light Truck segment, manufacturers mostly rely on distribution networks (some of which they control) for their sales. In Europe, specialist dealers account for a little over half of consumer sales, car dealers for more than one fourth and miscellaneous outlets (including auto centers) for the balance. The picture, however, varies widely from country to country. In North America, channels are more diversified, with independent distributors accounting for a little less than 50% of sales. Car dealers' share is marginal, although they are expanding into this business.

In Trucks, specialist dealers are the main distribution channel in developed countries, alongside direct sales to large fleets. Trends in this sector are for "truck side" maintenance services aimed at minimizing downtime.

Tourist guide markets are very competitive, marked as they are by increasingly diversified customer expectations, both as regards contents and information.

Electronic navigation services show great potential among consumers and professionals alike, whether they are used on mobile applications, like personal digital assistants (PDA) in Europe, or are built into the vehicle.

Passenger Car-Light Truck


7,948
7,457
7,527
02
03
04

Net sales
in € million: + 0.9%


7.6
8.9
9.6
8.9
9.7
00
01
02
03
04

Operating margin
Rose 0.9 point, or its best performance in the past five years in the face of continued external cost increases.

Porsche France delivered its first Porsche 911s (Type 997) to Porsche dealers on Michelin's Ladoux testing grounds. Porsche's new model is equipped with the new Michelin Pilot Sport tires.

Strategy

- **The quality of Michelin's research and its global dimension make the Company a strategic partner for car manufacturers. Original equipment sales allow Michelin to spread its technological innovations and to win consumers' loyalty at tire replacement time.**
- **In the Replacement market, the Group offers the Michelin brand, the global leader, plus a quality multi-brand portfolio aimed at meeting the varied needs of consumers and distributors. It expanded its range of services to consumers and strengthened ties with all of its distribution channels.**
- **Both in Original Equipment and Replacement tires, Michelin focuses on fast growing technical segments that offer high added value.**
- **In order to adapt its industrial strategy to its market strategy, Michelin boosted its productivity and flexibility while raising its production capacity to satisfy strong demand from emerging markets.**

No. 1 worldwide, Michelin, the preferred brand of consumers

18% of the world's Original Equipment and Replacement tires

72% of Michelin's Passenger Car sales are in Replacement

2004

- Despite slow market growth compared with 2003 (with replacement up slightly and original equipment stable), Michelin posted Net Sales up 0.9% and sales down just 0.1% in volume terms although the dollar's and other currencies' depreciation against the euro eroded over half of its sales in this segment.
Operating margin rose 0.9 of a point to 9.7%, the Passenger Car-Light Truck segment's best performance in the past five years.

- One of the highlights of 2004 was that the Michelin brand won market share in the Replacement market in all of the target segments in North America, Europe, Japan and in high-growth markets like China.

A targeted growth strategy that delivers sustainable results

A winning targeting strategy for replacement tires

In Europe, total sales for Passenger Car and Light Truck tires were in line with market growth. However, sales rose much faster in the Winter, High Performance and Leisure segments. The increase was matched by stronger market positions for the Michelin, Kleber and BFGoodrich brands. The superior quality of the Group's products was behind the resounding success of Winter tire sales in Europe, particularly in Germany, in Eastern Europe and in Scandinavia. ADAC* awarded the Michelin Alpin brand three stars for the third consecutive year, and the Michelin X-Ice product line was successfully launched. The clear progress made in the supply chain as well as well-orchestrated distribution initiatives were also contributing factors.

Allgemeiner Deutscher Automobil Club.

Passenger Car/Light Truck (Change in number of tires) sold 2004 / 2003	Total	Number of Replacement tires	Replacement Market	Number of Original Equipment tires	Original Equipment
Total	**(0.1%)**	**+ 1.8%**	**NA**	**(4.7%)**	**NA**
Europe*		**=**	**+ 3.3%**	**+**	**+ 0.9**
North America**		**-**	**+ 1.6%**	**- -**	**(0.5)**

** Western and Eastern Europe (excluding Community of Independent States).*
*** United-States, Canada and Mexico.*
"=" : performance +/- 0.5% compared to the market.
"-" : performance between - 2.5% and - 0.5% compared to the market
"--" : performance > - 2.5% compared to the market
"+" : performance between 0.5% and 2.5% compared to the market
"++" : performance > 2.5% compared to the market.

In North America, Michelin and BFGoodrich's sales in the Sports and Leisure (SUV, Recreational), 4x4 and High Performance segments rose considerably in an overall market marked by weak 1.6% growth, at the expense of certain private brands as Michelin took a selective approach in close consultation with the Group's retail sales partners.

In China, Michelin built awareness of its flag brand and won market share in a buoyant replacement market.

Fine-tuned Original Equipment market share

Sales rose 0.9% in Europe in a nearly flat market. This followed three years of downsizing and shows that Michelin considers that its respective market shares in Original Equipment and Replacement tires have struck a suitable balance.

This is not yet the case in North America, where the market contracted slightly (0.5%) and where Michelin selected business opportunities based on return on investment, even where this meant losing some opportunities in terms of sales volumes.

Lastly in Asia, ambitious partnerships are being developed with world-class OEMs based in China, Korea and Japan.

Michelin PAX System comes as original equipment on the Honda Odyssey Touring series, one of North America's most mini-vans.

An incomparable grip, a new look and top performance are all attributes of the new g-Force Profiler, BFGoodrich's high performance tire.



World

Since the first J.D. Power and Associates consumer satisfaction surveys in 1989, Michelin has walked away with 41 of J.D. Power and Associates' highest awards for its Original Equipment tires and 21 for its Replacement tires in 8 countries around the world.

Hungary

The Nyiregyhaza plant will produce Passenger Car tires. This additional capacity will supplement the Group's overall capacity to satisfy the strong market growth in Central and Eastern Europe.

Clear rise in operating margin

The significant advances made in Europe and Asia, the latter raising its operating contribution by 80% over 2003, more than offset the decline recorded in North America, due mainly to the weaker dollar and increased raw material costs.

All told, the Passenger Car-Light Truck business reported one of its best performances ever, with a 9.7% operating margin. This clearly comes as proof that Michelin's strategy works and is capable of cushioning the currency and raw material price changes through fair product pricing and tight cost control.

The Michelin brand enjoys the best "brand equity"* in China: With a brand recognition score of 70% and a quality score of 9/10, "the brand equity" comes to 6.3. Far behind, its biggest competitor scored 4.5.

*Brand awareness

Michelin XM1, which was introduced in Asia in 2004, is one of the best balances ever struck between performance, safety, durability and energy savings.

Michelin X-Ice is the world's leading brand of Nordic winter tires. The range can handle any road condition ranging from ice and snow to wet or dry pavement. They match conditions in all three continents where they are sold.



Europe

In 2004, Michelin was certified by PSA for use on the Peugeot 307 and 407 models, by Citroën to equip its latest C6 and C4, by Audi to equip its latest A3, A4 and A6, by BMW for its new series 1 and 3, by Mercedes for its new Class A et SLK, to name a few.

Indonesia

Michelin and PT Gajah Tunggal Tbk, ASEAN's* biggest tire maker, entered into a strategic partnership for industrial and commercial cooperation with Michelin buying a 10% equity stake in GT.

*Association of South East Asian Nations.

Truck


3,944
3,969
4,221
02
03
04

Net sales
in € million: + 6.4%


12.3%
13.1%
13.0%
02
03
04

Operating margin
down 0.1 point

In the United States, the Michelin X One tire was awarded the prestigious "SAE Environmental Excellence in Transportation Award" by the Society of Automotive Engineers.

2004 was a good vintage

- Against a backdrop of generally favorable market conditions, volume sales rose 3.9% and Net Sales were up 6.4% despite an unfavorable currency effect. Original Equipment volume sales rose 9.6% while Net Sales of Replacement tires were up 5.3%.

The stabilization of the Truck segment's operating margins shows that this business, which is more sensitive to the fluctuations of the dollar and of natural rubber prices, can absorb major external shocks.

This performance was due to a range of factors including commercial success in the Replacement markets, an improved product mix, price increases, new distribution partnerships and growth of Group retread operations.

- The Group increased its market shares in Europe and North America while meeting its commitments to truck manufacturers, despite strong supply pressures. The Truck segment enjoyed brisk growth in South America and is headed in the right direction in the principal markets of Asia. An exception was China, where a new law on vehicle loads created a temporary obstacle for Michelin's sales growth.

Strategy

- The Group intends to increase the Michelin brand's technological edge in Original Equipment and Replacement tires and also for retreads. To this end, it has developed close partnerships with the major fleet operators, vehicle manufacturers and distributors. Michelin's Euromaster and TCI tire distribution networks have contributed to the segment's growth and bottom line through increased product sales and by leveraging services.

- The Group offers comprehensive solutions by pairing its products with service. This enhances customers' ability to compete by making their vehicles more available and mobile at the best price. The IT systems used to this end measure the gains achieved by the solutions chosen.

- Michelin has undertaken a major initiative to increase the critical size and competitive edge of its facilities, improve the performance of its supply chain and raise its production capacity in emerging countries.

Adding to positions in Europe

- In the Replacement tire markets, the Group won additional market share and continued to improve its product mix in Western Europe, which benefited the Michelin brand in particular as well as the most technologically advanced products such as low profile tires and Anti-Splash Deflectors. The quality of Michelin's Fleet Solutions service persuaded some new major operators such as Euroleasing and DHL in Germany to come on board. Michelin strengthened its leadership position in the retread business as net sales rose 3.9%. In Central and Eastern Europe and in Russia, the Group's sales rose considerably with market share gains in targeted segments.

No. 1 Worlwide, and leader in high-tech tires

30% of world Original Equipment tire market

19% of world radial Replacement tire market

Truck (Change in number of tires sold) 2004/2003	Total	Number of Replacement tires [a]	Replacement Market	Number of Original Equipment tires	Original Equipment Market
Total	**+3.9%**	**+ 2.7%**	**NA**	**+ 6.6%**	**NA**
Europe*		**+**	**(0.5%)[b]**	**- -[c]**	**+15.0%[d]**
North America**		**++**	**+ 3.8%**	**- -**	**+ 35.1%**

* *Western and Eastern Europe (excluding Community of Independent States).*
** *United-States, Canada and Mexico.*

a New tires
b Western Europe
c Power Unit + trailer sales
d Power Unit market

See the + and – sign correspondence table page 29

- In an original equipment market that grew by 15%, Michelin did not fully satisfy additional demand from truck manufacturers so as to ensure that it had sufficient supply to serve the replacement market. The Group consolidated its advanced partnerships with RVI Scania and Man, who want to introduce major innovations like the Michelin X One.

- In the face of significant increases in raw material costs, the price hikes had to be passed on to the original equipment and replacement tire markets.

Very good performance in the United States, Canada and Mexico

- Sales of replacement tires rose in volume terms and the Group increased its market share among the major road hauling fleets. It won or renewed some big contracts for equipment maintenance and services with such large companies as Yellow Roadway, GE Capital Penske, Coca Cola, Schneider Electric or Waste Management. The February and August price increases were accepted by the market, which in turn was buoyed by the heavy hauling sector.

In the United States, the commercial success of the Michelin X One extra large tire was established in 2004 as it became the benchmark for the market. In retreads, the Group made further significant progress and the Michelin Retread Technologies process was adopted by a growing number of distributors and the Group also won significant market shares through its network comprising 46 production plants in 2004.

- In original equipment, the market enjoyed record growth of 35%, which Michelin only chose to match in part, so as to continue to meet the demand for replacement tires.



In order to take on the rain and snow of Europe's roads, the new Michelin XDN 2 Grip delivers long, even wear combined with superb traction throughout the life of the tire.


radiance





The Radiance, a concept truck unveiled by Renault Trucks at Hanover, is equipped in front with Michelin Anti-Splash Energy tires and with Michelin X One Energy in the rear. A flurry of innovations!

The Netherlands

Vos Logistics chose the Michelin X One, which is the sole replacement for the dual tires for 116 new long haul power units fifth-wheel tractors. The result is lighter, more cost-efficient and safer trucks.

United States

Yellow Roadway is expanding its collaboration with Michelin in tire maintenance and retreads. The Group will supply more than half of the 450,000 tires and retreads used by this fleet every year.

Continued growth in other regions

Radial tire sales continued to rise sharply in South America and Asia.

- Michelin expanded its network of distributors and franchisees specializing in retreads in South America and benefited from the dynamics of economic recovery in the region, with sales up in Brazil, Argentina and Chile.

- In Asia, Michelin launched its solutions approach in Japan where it started an around-the-clock repair service in 2004. Business improved in Thailand and Korea, but in China, the Group's sales growth was hampered by the sudden introduction of a law on vehicle loads. In India, where the heavy hauling and distribution markets are still highly fragmented, Michelin began to market radial tires in partnership with Apollo Tyres.

Healthy operating margin

At 13%, the operating margin has shown a good resistance to outside pressures. This improvement stems mainly from the Truck segment's ability to cut its operating costs and raise prices to absorb the impact from continuing increases in raw material costs. Michelin's plants were able to contain their production costs while operating at full capacity, and this, despite strong inflationary pressures in the areas of energy, payroll costs and fringe benefits. Overhead costs also declined in 2004.

Michelin is the only manufacturer to retread its own tire casings to make them just like new. Michelin RemiX restores new performance to Truck tires.



Brazil

Michelin invested 98 million dollars* to expand its production of Truck tires in Brazil by 40%, where it is No. 1 in radial tires.

** The investment will be staggered over the 2004-2006 period.*

India

The Group has begun to sell radial tires to the Indian market in the framework of the Joint Venture with Apollo Tyres Ltd, India's largest tire maker for trucks and busses.

Specialty tires


4,637
4,859
4,846
02
03
04

Net sales of Other businesses*

in € million: - 0.3%
Excludes inter-sector sales

** Specialty tires, Wheels, Distribution, Publishing, ViaMichelin and Michelin Lifestyle.*

Michelin Pilot Power: is the leading hypersport motorcycle tire that stems directly from the Motorcyle Grand Prix.

Strategy

■ The Group is implementing a growth strategy focused on the most technical segments in each market, where Michelin is very often the leader. It is developing strong partnerships with manufacturers.

■ In Earthmover, Michelin has bright prospects for very large tires due to the low degree of radialization in the fork-lift and earthmover equipment markets.

■ In the Agricultural sector, the Group is developing solutions that enhance crop yields while preserving the soil.

■ In 2-Wheel, Michelin is strengthening its positions through offering quality combined with technical innovation.

■ In Aircraft, Michelin contributes to enhanced safety through the introduction of radial technology.

■ The reorganization of the Wheel business was conducted smoothly and in a timely fashion.

World No. 1
in surface mine Earthmover radial tires

Europe's No. 1
in Motorcycle and Agricultural tires

World No. 1
for Aircraft radial tires

Sales and earnings up sharply in 2004

● Volume sales of Specialty Tires rose 8.3% against a backdrop of overall market expansion. Thanks to strong earnings from Earthmover, Agricultural and Motorcycle tires, the segment's operating margin was up sharply.
Sales of tires for heavy earthmovers grew very sharply. Demand for tires for agricultural equipment proved to be better than forecast in Europe and the United States. The market for motorcycle tires was particularly buoyant in North America, growing by 10%. In Aircraft, however, the euro's appreciation put a damper on Michelin sales.

● Among the highlights, the Group broke its production records in Earthmover tires and reported clear successes with two innovative products: Michelin XeoBib based on new Ultraflex low pressure technology in the agricultural sector and the new Michelin Pilot Power for motorcycles. For the next generation of Airbus, A 380, Michelin developed very high resistance tires boasting radial technology.

Production of Earthmover tires sets a record

The Earthmover (large vehicles used in mining, construction, materials handling, etc.) markets grew by double digits in Original Equipment. In Replacement tires, demand was also strong, though less so in Europe. Michelin broke all of its production records, but as was the case with the industry, this was not enough to fully satisfy the exponential demand in the mining market, Original Equipment and growing segments like construction, port vehicles and materials handling equipment in general.
Sales rose 10% in volume terms, but were eroded by the weakening dollar. Since 60% of Group sales were made in dollars, while 60% of the production is located in Europe. Price increases were needed owing to the raw material price, especially for natural rubber. Most of the contracts with the world's main manufacturers of construction machinery and mining vehicles were renewed for 2005, with price increases linked to inflation and external costs.

Agriculture gained market share in North America

Following a year impacted by drought in Europe, the agricultural sector recovered sharply in 2004. Brisk demand in the United States and in Europe, particularly for Original Equipment, drove volume sales, thus putting considerable pressure on production capacity.
In North America, radial tires continued to gain ground in line with Michelin's market share gains in Original Equipment and Replacement tires.
In Europe, strong demand for Original Equipment prevented the Group from significantly bolstering its positions in the Replacement market.
The XeoBib low pressure line, which matches low compaction of agricultural soils with optimal road capacity, enjoyed a successful launch.
In addition to the Michelin brand, which targets the high-tech, high value-added segments, the product line's offering leverages the BFGoodrich and Kleber names, which enjoy strong brand recognition as well as other national and local brands.

Strong growth in motorcycle tires topped by resounding success of Pilot Power

The motorcycle replacement markets enjoyed healthy 10% growth in the United States while rising a respectable 3% in Europe. In this supportive environment, the new Pilot Power product line was enthusiastically received by the market to quickly become segment leader. This enabled Michelin to strengthen its positions on the high-end tire market for sports motorcycles. In the wake of successful reorganizations in production, marketing and distributor relations, Michelin's motorcycle tires now enjoy encouraging prospects. In contrast, however, the situation is far more difficult on the bicycle tire market, hit by intense competition from Asia. Michelin is focusing its efforts on the more technical segments like mountain and racing bicycles.


LIEBHERR

Michelin introduced its new giant tire, the 56/80 R 63 XDR at the 2004 MINExpo at Las Vegas. As the newest arrival to the line aimed at oversized dumpers, this tire measures 4 meters in diameter, is 1.425 meters wide and weighs 4.9 metric tons.



World

Michelin is the exclusive supplier of tires for the A340-500/600 and the largest supplier of tires for the A380.

Europe

In recognition for their expertise in agricultural tires, independent dealers that provide their customers with top notch products and services will sport the Michelin Exelagri label.

Aircraft handicapped by the depreciating dollar

Tire volume sales rose slightly on a recovery in commercial aviation. However, earnings were disappointing against a backdrop of a falling dollar, and continuing financial difficulties for several airlines. Although over 60% of the commercial aircraft built worldwide in 2004 were equipped with radial technology, where Michelin is the leader the overall radialization rate is still low. This strong demand put pressure on the Group's supply capacity.

Among the new contracts awarded to Michelin in 2004, the one to equip the extra wide-bodied Airbus A380 which is fitted with 20 tires, deserves special mention. Combining robust strength with light weight, they reduce the aircraft's total weight by 360 kg.

Successful reorganization of the Wheel business

Volume sales rose as a result of a sharp increase in demand for Truck wheels from European manufacturers in spite of an eroding market for steel passenger car wheels. Strict cost controls and the transfer of production from Spain's Aranda plant to France's Troyes and Germany's Solingen facilities bore fruit.

Michelin XeoBib is the largest and only agricultural tire to operate at a constant low pressure at any speed, both in the field or on the road.

In 2004, Julien Absalon became World Champion and an Olympic Champion using Michelin tires from the 2005 mountain bike line.



Michelin developed a tire that can carry a 33-ton load at a speed of 378 km/h for the A380, at a very reduced weight.



EUROMASTER

Distribution



EUROMASTER
24h
24h



During 2004, all of Viborg's sales outlets adopted the Euromaster banner.

Strategy

A Company-owned distribution is of strategic importance. It boosts the performance of the Passenger Car-Light Truck and Truck activities in terms of growth and return on investment, particularly in mature markets. It drives sales, grows market share and leverages the Group's products through service. It also serves as a tool to gain a better understanding of markets and trends.

In order to improve the direct contribution from these activities, the Group undertook a major reorganization program in Europe with priority given to expanding services, notably with heavy and light vehicle fleets.

2004 ushered in a vigorous cost control program and saw the completion of Euromaster's integration of Viborg's European distribution network, acquired in 2003.

Europe

With 1,700 sales outlets, Euromaster is Europe's biggest tire distributor.

World

Over and above Company-owned distribution, Michelin develops independent tire distribution networks that share a hallmark banner, such as the TyrePlus. In China, 100 stores sport the TyrePlus name and in Russia, 50. Tyreplus is also expanding in Thailand and Australia.

Ambitious turnaround program for Euromaster

Euromaster completed the integration of 465 Viborg sales outlets, mainly located in Germany, Europe's biggest Replacement tire market, and in Denmark. Aggregate sales remained unchanged. Priority was assigned to turning around the new entity's operating results.

Significant improvements were made in cost cutting, inventory management and customer credit, but the picture remains mixed depending on the country. Performance improved in France, particularly due to expanded value-added products and services provided to passenger car fleets.

The overall portion of Michelin's brands grew as a percentage of Euromaster's sales in Passenger Car and Truck tires.

Transition year at TCI

Sales and operating earnings at Tire Centers, which has more than 160 sales outlets in the United States, did not meet Michelin's expectations. However, its good geographic coverage and Michelin Retread Technologies' retread production capacity were a powerful draw for major U.S. heavy hauling fleets, which chose Michelin as their principal supplier in 2004. In Passenger Cars, where TCI operates chiefly as a wholesale supplier to independent dealers, sales held up well, and three new centers were added to the network.


4,637
4,859
4,846
02
03
04

Net sales of Other Businesses*

in € million: - 0.3%

Excludes inter-sector sales

** Specialty tires, Wheels, Distribution, Publishing, ViaMichelin and Michelin Lifestyle.*

publishing and mobility enablers


230 yards

Used with a GPS antenna, ViaMichelin Navigation's voice guided software converts your PDA into a full-fledged navigation system.

500 English and Irish pubs and "good food-pubs" are featured in the new guide, Eating out in Pubs.

Published in five languages, the first Michelin Coups de Cœur Italy guide invites you to discover hotels and agrotourism destinations for less than 100 euros.


MICHELIN
eating
pubs
MICHELIN
ITALIA

Strategy

Tourist publications support Michelin's brand image, and they help make it a part of consumers' daily lives. In the medium term, ViaMichelin has a major role to play in this approach through its digital navigation services, which enjoy increasingly bright prospects.

In a poor travel environment, Michelin's publishing operations increased their market shares. ViaMichelin maintained its strong growth momentum, with both sales and earnings ahead of targets.

Europe

The www.viamichelin.com website, which has 15 million hits a month, has been the biggest travel site in Europe* since October 2004.

*Source: Panel Nielsen//Net Ratings.

Austria

The new Michelin Hotels and Restaurants Austria Guide is the latest addition to the European collection, which now has 12 titles.

France

The new spiral-bound Michelin Atlas-France now offers an additional 50 car routes to take on France's most beautiful roads.

Michelin Edition des Voyages: aggressiveness and creativity

In a lack-luster tourist industry, net sales at Michelin Travel Publications declined by almost 3%. Nevertheless, editorial skills and creativity enabled market share to be maintened or even increased.

Several products were introduced including the Guide Michelin Austria, which was first aimed at the German market, the Eating Out in Pubs dining guide in Great Britain, and Escapades autour de Paris and Paris Enfants, both part of the Michelin Green Guide's *Thematic Collection*. In mapmaking, tourist routes were added to the spiral bound Atlas France. Among the publishing successes, we can cite Michelin Coups de Coeur France, Germany and Italy, The Guides Gourmands which cover 13 regions of France and the roadmaps centered on driver safety. Michelin Editions des Voyages also is unveiling the new Michelin Voyager Pratique collection, which comprised 11 guides when first offered for sale in March 2005.

Similarly, the Company continued to reduce its manufacturing and distribution costs and improve its inventory management by working together with professionals in the publishing field.

ViaMichelin ahead of its business plan

ViaMichelin's is clearly Europe's leading travel-related website. The number of hits rose 50%, which has had a considerable effect on advertising revenue and online sales. The navigation software for personal digital assistants (PDA) was very well received. The pan-European deals entered into with PalmOne and Hewlett-Packard helped contribute to nearly doubling net sales. Other activities also posted strong growth rates: ViaMichelin supplies Mercedes Benz Accessories with on-board navigation CD-Roms adapted to Blaupunkt platforms and sold through dealers throughout Europe. ViaMichelin also makes CDs for Becker Platforms and supplies the Siemens-VDO C-IQ system (content on demand). In mobile telephony, ViaMichelin's services will now be available through a new operator, the Italian Wind. Although ViaMichelin improved its operating income in 2004, it has not yet reached breakeven.

Strategy

● Michelin is a world-class brand as measured by brand awareness, synonymous with state-of-the-art technology and quality. To leverage this valuable asset and increase its consumer appeal, the Group is expanding its new global product line, put on the market under Michelin's supervision and through licensees.

Michelin Lifestyle's mission is to develop these new Michelin products, which fall into three major categories:

- useful products associated with automobiles and motorcycles,
- sports, leisure and working clothes and equipment,
- personal accessories, gift articles and collectibles embodying the Michelin culture and history.



Following its success with tennis shoes developed with Babolat, Michelin entered on the safety shoe market in North America and Europe.

Automotive accessories a success

Well ensconced in specialized retail outlets, sales of automotive accessories continued to mount, particularly snow chains and tire pressure gauges, jacks, wipers and safety products and accessories for the passenger compartment. The product range was expanded and several new products received very positive media coverage, such as the Michelin brand bicycle racks and footpumps.

Promising prospects in sports and leisure

In the area of safety equipment, the launch of Michelin safety shoes in Europe and North America and the launch of individual protection gear in Europe were successful. These were made in the wake of the tennis shoes launch featuring a Michelin sole designed jointly with Babolat, a world-class tennis racket manufacturer.
The outlook for growth appears to be good in the sports and leisure areas, where a number of projects with potential partners are in the pipeline. A Michelin Innovation agency was set up to expand the range of apparel, personal accessories and equipment for sports and leisure.


Michelin Lifestyle

Quick and easy to install, the new Michelin bike rack is one of few that meets the ISO 15263-4 European safety standard.

World

By year-end 2004, the Michelin Lifestyle catalog contained 450 products sold in more than 15,000 sales outlets in some 34 countries.

2004 Group earnings analysis

Michelin reported significantly improved results in 2004, despite the somewhat mixed market conditions and major changes in raw material costs and exchange rate factors.

Sales up 6% at constant scope and exchange rates

At €15,689 million, net sales were up 2.1% and 6% at constant scope and exchange rates. This increase was due to the following factors:

- a 2.7% rise in sales volumes
- a positive 3.2% price/mix effect at constant exchange rates as a result of further product mix improvements and price increases across all markets and regions;
- a negative exchange rate effect, due mainly to euro appreciation against the dollar;
- a negative 0.4% scope effect due partly to the consolidation by the equity method of Michelin's jointly-controlled subsidiary Eurofit1*, which was previously fully consolidated, and partly to the consolidation of Viborg's results for a full twelve months in 2004 compared with only nine months in 2003.

Against the backdrop of mixed market conditions described at length in this report, the modest growth in sales volumes does not to fully reflect the continuing improvement in the quality of the Group's growth, which focuses on profitability rather than volume. This quality is reflected in a very tangible manner in the improvement in Michelin's profitability, not only through an increase in the market share of the Michelin and BFGoodrich brands, but also through the successes recorded in the target segments (top-of-the-range and winter tires) and in Truck and Specialty Tires. Since the emerging markets targeted by the Group have continued to grow, Michelin enjoys a favorable environment in which to prepare for the future.

Operating income up 13.6%

At €1,299 million, operating income improved significantly. Operating margin, at 8.3%, was up 0.9 point on 2003.

In 2004, Michelin had to face the continuing strong increase in its external costs, resulting in additional costs of €452 million as compared with 2003, i.e. 3.1 margin points. Raw material costs rose by 11% in 2004 at constant exchange rates and since 2000, the aggregate increase has been more than 40% and represents additional costs of nearly €750 million. The improvement in the price/mix in 2004, as during the previous years, reflects the success of the targeted growth strategy and price increases implemented by the Group. At the same time, the efforts to control costs and improve productivity have enabled Michelin to more than offset these additional costs. In four years, they have resulted in a total increase in operating income of more than €770 million.

In addition, the protection traditionally provided by the well balanced geographical split between the Group's sales and production operations limited, as in 2003, the negative impact of a further 9% rise in the euro against the dollar, which further reduced operating income by €38 million.

The changes in consolidation scope referred to above had a very slight 0.2 point negative impact on operating income.

In the wake of its achievements in 2003, Michelin thus showed its ability to improve its "ground clearance" in an economic environment that remained difficult. From a geographical point of view, it should be noted that the Group reported operating profits in all regions: Europe, North America, South America, Asia, Africa and the Middle East.

2004/2003 net sales changes in € million

	2004	%	Q1	%	Q2	%	Q3	%	Q4	%
Total	**319**	**+ 2.1%**	**+ 144.3**	**+ 3.9%**	**+ 328.5**	**+ 8.9%**	**+ 42.0**	**+ 1.1%**	**(195.8)**	**(4.6%)**
Exchange rates	(502)	(3.3%)	(186.4)	(5.1%)	(77.9)	(2.1%)	(123.1)	(3.2%)	(114.2)	(2.7%)
Volumes	+ 394	+ 2.7%	+215.7	+6.3%	+212.6	+5.9%	+11.5	+0.3%	(45.3)	(1.1%)
Price/mix	+ 487	+ 3.2%	+62.7	+1.7%	+112.0	+2.9%	+116.4	+3.2%	+195.5	+4.9%
Scope	(61)	(0.4%)	+52.3	+1%	+81.8	+2%	+37.2	+1%	(231.7)	(5.5%)

*Eurofit: a subsidiary owned jointly with Continental AG whose business involves tire/wheel assembly for car and truck manufacturers.

Factors impacting margin from 2000 to 2004



1,162
Exhange rates
Scope
Raw Material
437
772
1,299
2000 operating income
(148)
(173)
751
Productivity (sharp rise of the other costs)
Price/Mix
2004 operating income

Each business segment contributed to the improvement in operating income

The improvement in the Group's operating margin reflected progress achieved across all business segments. The upturn in the "Other Businesses" is especially remarkable, with an increase of 1.4 point over 2003, or the highest growth in margin since 2000.

• Passenger Car-Light Truck

Although net sales for this segment remained stable at current exchange rates, operating income rose by 10.1% to €731 million. At 9.7%, operating margin was 0.8 point higher than in 2003 and, during the first half of the year, crossed the 10% mark for the first time to reach 10.4%.

Against the backdrop of mixed market conditions and significant increases in raw material costs described above, the strong operating performance achieved by this segment was due mainly to the following three factors:

- additional improvements in the quality of the product mix (top-of-the-range, Winter, etc.), the brand mix (to the benefit of the Michelin and BFGoodrich brands at the expense of the other brands) and in the balance of sales as between Original Equipment and Replacement, both in the developed markets and in the emerging markets;
- a firm price policy, which offset the rise in raw material costs;
- the continuing efforts made, in the West as well as in the East, to improve industrial efficiency.

• Truck

Proportionally more exposed than other segments to sharp rises in raw material costs, the Truck business line was, as in 2003, able to anticipate and introduce timely price increases across all of its markets. Although it slowed significantly during the second year-half, demand remained buoyant in all the North American original equipment and replacement markets, as in the European original equipment market. The Michelin brand also made significant progress in the European and North American replacement marketsand so did retreading markets. The higher than expected surge in Original Equipment demand created some imbalance between Original Equipment and Replacement and owing to some capacity constraints, Michelin was not able to seize certain market opportunities.
Against this backdrop, the Truck business line was nevertheless able to maintain a high profit level: at 13%, operating margin was stable compared with 2003 (13.1%) and operating income increased by 5.2% to €548 million.

• Other Businesses

Operating income from "Other Businesses" improved significantly – from a loss of €42 million in 2003 to a profit of €20 million in 2004. Operating margin rose by 1.4 point to 0.4%. This initial improvement is a clear sign of the upturn across all components of this segment and the trend should be confirmed in the years to come.

Specialty tire operating income improved appreciably. The main reason for this improvement was the significant efforts made in the Earthmover business: cost control and a firm stance on selling prices despite a still-adverse currency and raw materials situation. Another decisive contribution to this improvement was the success in the areas of top-of-the-range agricultural tires and motorcycle tires. Concerning the other operations, ViaMichelin posted a strong increase in net sales.

Although still loss making, the controlled Distribution operations demonstrated new momentum: an improvement in their intrinsic performance, with a substantial upturn at Euromaster, particularly in Germany where the former Viborg network is now fully integrated, and through greater strategic and operational ties with the tire businesses, both Passenger Car-Light Truck and Truck, both in Europe and in North America.

In the Wheel business, the corrective action taken bore fruit. The planned disposal to the family-owned German group Mefro, which was announced in mid-February 2005, would, moreover, give this long-established enterprise a potential for growth as the new group would thus become the leading European wheel manufacturer.

In order to better reflect the segmentation of its industrial and commercial organization and to project a more consistent picture of its value-added chain, Michelin has improved the presentation of its sector information as from 1 January 2005 by grouping the tire distribution activities within the main production operations. At the same time, a "Specialty Businesses" reporting segment has been created by grouping the other operations: Specialty tires, Wheels, Editions des Voyages, ViaMichelin and Michelin Lifestyle.
More detailed information about these changes is given in the bookmark of this report.

Operating Income: year-on-year change by business segment (in € million)

	Operating Income					Operating Margin (as a % of net sales)	
	2004		2003		2004-2003	2004	2003
		% of total		% of total			
Passenger Car-Light Truck	731	56.3%	664	51.1 %	+ 10.1%	9.7%	8.8 %
Truck	548	42.2%	521	40.1 %	+ 5.2%	13.0%	12.4 %
Other Businesses*	20	1.5%	(42)	(3.3 %)	(146.6%)	0.4%	(0.9 %)
Total Group	**1,299**	**100.0%**	**1,143**	**100.0%**	**+ 13.7%**	**8.3%**	**7.4%**

*The Other Businesses include Specialty Tires, tire Distribution, Ground Linkage Systems, Wheels, Publishing, ViaMichelin, Michelin Lifestyle and miscellaneous operations. All account for less than 10% of Consolidated Net Sales. The level of profit expected from these operations are below that of industrial operations.

Cost control and continuing commitment to research

At 31%, gross margin was down slightly on 2003. This decline flowed from a slight increase in cost of sales, due, in particular, to the rise in raw material costs. However, the 2.7% reduction in selling and administrative costs and overheads compared with 2003 is evidence of the significant efforts made by the Group to control costs since these costs are mainly denominated in euros, and did not benefit from the weakening of the dollar against the euro.

Emphasis on cost control did not reduce Michelin's commitment to R&D

At 4.3% of net sales, R&D expenditure remains among the highest in the tire industry. In 2004, Michelin spent €674 million on R&D. The 5.1% reduction on 2003 reflects the impact of exchange rate movements, but also demonstrates the Group's intention to continue its policy of a rational allocation of the amounts it devotes each year to technology and innovation as well as natural changes to do with the lifecycle of the projects. This significant and continuing investment demonstrates in a very tangible manner the resources allocated to one of the Group's main strategic goal: remaining the most innovative player in the tire, suspension systems and mobility assistance services sectors.

Table of comparison of earnings by function
in € million

	2004	%	2003	%
Net sales before tax	**15,689**	**100**	**15,370**	**100**
Cost of sales*	10,819	69.0	10,559	68.7
Gross Margin	**4,869**	**31.0**	**4,811**	**31.3**
Commercial and administrative costs and overheads	3,570	22.8	3,668	23.9
Operating Income	**1,299**	**8.3**	**1,143**	**7.4**
Net income	**527**	**3.4**	**329**	**2.1**

*The cost of sales includes logistics and research expenses.

Table of research and development spending
in € million

	2004	2003	2002
Research and Development spending	674	710	704
As a % of net sales	4.3%	4.6%	4.5%
Change	(5.1%)	+ 0.9%	+ 0.3%
Year-on-year net sales change	+ 2.1%	(1.8%)	(0.8%)

Net income up 60% at €527 million (€515 million Group share)

∘ Net interest income/loss for 2004 was a net loss of €213 million. This represented a 5.2% improvement on the previous year, due chiefly to exchange rate movements and the reduction in the Group's debt: the average cost of debt fell slightly to 6% compared with 6.1% in 2003.

∘ The €206 million net non-recurring expense, compared with net non-recurring income of €19 million in 2003, comprised mainly:

- restructuring provisions amounting to €55.3 million (compared with €192 million in 2003), including €21.3 million in respect of the early retirement plan (Plan de Retraite Progressive: PRP) implemented in France during the first year-half;
- a €108 million provision for the potential capital loss on the planned disposal of shareholdings in the companies that make up the Wheel business;
- €16 million "transition costs" in connection with the agreement signed in August 2004 with the United Steel Workers Of America (USWA) trade union concerning the Uniroyal Goodrich plants in North America.

• At €315.8 million, Group tax increased in absolute terms, but the effective average tax rate fell significantly, to 37.5% compared with 44.3% in 2003. This improvement resulted from a better balance between profit-making and loss-making companies, as well as the favorable impact of tax credits in respect of research expenditure from which the Group benefited in France and Spain.
• Net income therefore amounted to €527 million, up 60% compared with €329 million in 2003. Net income Group share stood at €515 million against €318 million the previous year. The main minority interests relate to the Group's subsidiaries in Thailand and China.

A strengthened balance sheet structure

Additions to property, plant and equipment and intangible assets of €1.1 billion.
Additions to property, plant and equipment and intangible assets, excluding those acquired through company acquisitions, totaled €1.1 billion, in line with the target set. They accounted for 7.2% of net sales and remained stable as compared with 2003. Michelin thus continued in 2004 to invest in a sustained manner with a view to achieving its strategic goals and improving the performance of its industrial plant and machinery.

In addition to investments aimed at adapting its factories to market trends, the Group made investments to improve the productivity of its European and American factories, and modernize them to ensure their long-term future as well as to increase production capacity, mainly in the emerging countries with strong potential for growth.

Limited financial investment

In 2004, financial investment was limited to the acquisition of minority interests. Michelin thus acquired a 10% stake in the main Indonesian manufacturer and leader in the ASEAN region, Gajah Tunggal, for USD 25 million. At the same time, the Group acquired a 14.9% stake in Apollo Tyres, for a price approaching USD 30 million. Michelin and Apollo Tyres, the leading truck tire manufacturer in India, entered into an agreement in 2003 to set up a joint venture in the truck radial tire market.

ASEAN: Association of South East Asian Nations. A free-trade area of the main South-East Asian countries; Brunei, Cambodia, Indonesia, Laos, Malaysia, Myanmar, Philippines, Thailand, Singapore and Vietnam.

Stable working capital requirement*

Down €21 million, working capital requirement stood at 26.6% of Net Sales, at current exchange rates, against 26.9% the previous year.

Net inventories stood at 18.2% of Net Sales, compared with 18% a year ago (and 17.6% at constant exchange rates). This increase resulted mainly from the strong rise in raw material costs. The increase in the value of finished product inventories resulted solely from raw material cost increases, thus demonstrating the Group's effective control of its supply chain.

At constant exchange rates, customer receivables were down 0.4 point to 18.6% of Net Sales. As part of its routine financing operations, Michelin implemented a receivables securitization program which amounted to €675 million at December 31, 2004. Since such securitization operations were carried out via special-purpose vehicles, the customer receivables sold and the finance obtained continue to be included in the Group's balance sheet.

** Working capital requirement = inventories plus work-in-progress + trade receivables – trade payables*
*** For more detailed explanations, please refer to note 7 of the Consolidated Financial Statements included in the Annual Report.*

€226 million positive free cash flow

At 8.6% of Net Sales, Group cash flow is stated after contributions to the various Group defined benefit, unmanaged plans and employee pension funds. In 2004, these contributions amounted to €384 million, against €320 million in 2003. This increase, linked mainly to a contribution advance of €68 million in the United States, explains the slight decline in cash flow compared with the previous year.

This high level of cash flow (€1,353 million) enabled Michelin to invest €1.1 billion in 2004. The free cash flow €226 million generated during the year was positive for the fourth consecutive year.

Table of cash flow and free cash flow
in € million

	2004	2003
Cash flow	**1,353**	**1,407**
Change in working capital requirement	(16)	135
Net investment	(1,111)	(1,243)
Free Cash flow	**226**	**299**

Further reduction in long- and short-term debt

Long and short-term debt* was reduced by €217 million, or 5.3%, to €3,223 million at December 31, 2004. Excluding exchange rate variations and changes in consolidation scope, net debt was down by 3.1%.

At €3,223 million, compared with €3,440 million a year earlier, net debt represented 69% of Group shareholders' equity compared with 78% at end-2003. The average cost of debt was 6% as against 6.3% in 2003.
In view of its free cash flow and with the aim of minimizing its interest expense, Michelin redeemed some of its finance in 2004, including, in particular, the redemption and cancellation of a €50 million block of bond loan due to mature in April 2009, and reduced confirmed credit lines to €1,517 million compared with €2,854 million a year earlier.

** For further information on Group debt, please refer to note 14 to the consolidated financial statements and the section entitled "risk management" in the Annual Report.*


4,926
4,881
3,818
3,440
3,223
00
01
02
03
04

Net long and short-term debt in € million

Net long and short-term
(in %)

To December, 31	2004	2003	2002
Net long and short-term debt	3,223	3,440	3,818
Shareholders' Funds	4,677	4,409	4,502
Gearing	0.69	0.78	0.85

Breakdown of Michelin's long and short-term debt
(in %)

To December, 31	2004	2003
Under 1 year	10.8%	6%
1 - 5 years	57.6%	64%
More than 5 years	31.6%	30%

Breakdown in rate and currencies of Michelin's total long and short-term debt (in %)

To December, 31	2004	2003
Fixed rate	33%	32%
Variable rate	67%	68%

To December, 31	2004	2003
Euro and European currencies	72%	49%
US dollar	9%	34%
Other currencies	19%	17%

Adequately Funded Benefit Obligations

In 2004, Michelin's situation with regard to employee benefit obligations remained fundamentally sound.

The Group benefited, in particular, from the restructuring measures affecting plans for the reimbursement of medical expenses, which were implemented in North America in 2003, and from the agreement entered into in August 2004 with the USWA trade union with respect to the Uniroyal Goodrich plants. These measures consisted mainly of the setting and implementation of a ceiling for all employees concerning future reimbursements, and of a different allocation of costs between the Company and its retired employees.
Group cash flow largely covered payments relating to unfunded obligations*. Such payments totaled €164.1 million, down €22 million on 2003.

Employee pension funds continued to be adequately funded with respect to local regulations. At €3,965 million, the value of plan assets represented 101% of the minimum value required by local regulations.
Contributions to these funds in 2004 amounted to €220 million, compared with €133 million the previous year. This amount included, in 2004, a contribution advance of €68 million made in the United States.
These funds, which are managed with a long-term view, performed better than expected in 2004, with an average return of 9.7%, two points higher than the expected return of 7.63%.
At the year end, on account of the drop in bond rates, the Group revised downwards some discount rates used for PBO (Projected Benefit Obligation**) calculations. In the United States, this rate dropped from 6.25% to 5.75%, or 0.5 point. The impact of this drop combined with the rise in healthcare spending and demographic trends have not been fully offset by changes in employee benefits and the positive impact of Group sweeping reforms undertaken by Michelin in North America in 2003. The Group's PBO thus increased by €357 million to €7,392 million in 2004.

**additional healthcare and retirement expenditure not covered by pension funds.*
***For further information, please refer to note 13 to the Consolidated Financial Statements and the additional information container in the annual report.*

In € million	2004	2003
Total PBO	7,392	7,035
Of which pension funds	5,424	5,013
Of which other schemes	1,968	2,022
Fair value of plan assets	3,965	3,762
Provisions recognized in the Group balance sheet	1,729	1,803

Smooth transition to IFRS standards

Together with the vast majority of European Union listed companies, in 2005, Michelin Group will switch to a new set of accounting standards (IFRS* standards laid down by IASB**).
The Group's IFRS Project, launched in April 2002 and led by a permanent steering committee reporting to the Group's CFO, achieved all of its targets within the timeframe initially defined. On the occasion of publication of Financial year 2004 Financial Statements, the Group decided to make a detailed report of the consequences of the switch to these standards in terms of measurement and presentation of Group consolidated accounts. The main impact, which was disclosed and measured in the Group accounts published in 2003, relates to charging to shareholders' equity the actuarial differences in connection with deffered employee benefits existing as at the transition date (January 1, 2004, which is the opening of the first fiscal year for comparison purposes), of an amount net of tax of €1.2 billion. This reduction in shareholders' equity will be compensated for by an increase in each year's future operating income to the tune of €75 million (€55 million after tax).

**IFRS: International Financial Reporting Standards (also referred to as IAS – International Accounting Standards).*
***IASB : International Accounting Standards Board. This body is in charge of drafting the IFRS referential.*

Please refer to the section devoted to all factors impacting 2004 accounts (description of switch to new accounting practices and reconciliation tables as between the two sets of accounting standards). This expands on the information that was published on January 20, 2005 in the course of a dedicated conference organized for the benefit of investors and financial analysts.
Please note that the Group's industrial and operational fundamentals are in no way altered by the switch to a new set of accounting standards whose main purpose is to deliver a standard measurement instrument in lieu of previously existing national accounting standards.

Review of the key factors impacting switch to IFRS standards for Michelin Group

(in € million)

	French Gapp*	IFRS Standards*
Statement of income **Financial Year 2004**		
Net Sales	15,689	15,048
Operating Income	1,299	
Operating Margin	8.3%	
Operating result ** before non-recurring items	-	1,303
Operating Margin before non-recurring items		8.65%
Operating result		1,239
Operating Margin		8.2%
Net Result	527	654
Balance Sheet **To December 31, 2004**		
Shareholder's Funds	4,677	3,546
Net debt	3,224	3,295
Net debt / Shareholder's Funds ("gearing")	69%	93%

*Audited.
**Operating income has been stated after non-recurring items. For the sake of clarity and to facilitate an analysis of its accounts, Michelin has also decided to publish its operating income before non-recurring items.

Economic performance

Since 1993, Michelin has evaluated its economic performance by measuring the actual return on capital employed (economic capital + debt) in relation to the target it has set itself.
Michelin compares the difference between the cost of standard financial resources allocated to capital invested – the target rate – and net income after tax plus interest – the actual rate.
To this effect, the Group allocates to each asset standard financial resources consisting of shareholders' equity ("economic capital") and debt in proportion to the nature of the risk associated with the asset. The change in the level of risk over time is taken into account by basing the calculation on the net book value of assets after depreciation and amortization.
Michelin has set as its target a high after-tax return on economic capital of 15%, based on euro interest rates. Using this overall target as a starting point, separate targets are then set for each currency, taking into account differences in interest rates and risks. In 2004, these allocations of resources were reviewed to take better account of the increasing weight of employee benefits. The table below shows the results obtained in 2004 with the old and new methods. The average required rate of return on capital was 16.3% in 2004 on the basis of the new method. It would have been 16.5% on the basis of the old method. The impact of this change therefore appears limited.

In 2004, using the new method, the actual rate was 8.3%, 1 point below the target rate.

Michelin's economic performance (in € million)

	2004 new method	2004	2003	2002	2001	2000
"Standard" Economic capital	4,570	4,191	4,250	4,495	4,592	4,430
Average weighted cost of Economic capital	15.9%	16.1%	15.7%	15.4%	16.0%	16.3%
"Standard" Financial Debt	6,249	4,345	4,544	4,974	5,226	5,183
Weighted average cost of debt	4.5%	4.8%	4.3%	4.8%	6.1%	7.2%
Capital employed	10,819	8,537	8,794	9,470	9,818	9,613
Target RAROC	**9.3%**	**10.4%**	**9.8%**	**9.8%**	**10.7%**	**11.4%**
Net income after tax	527	527	329	614	314	438
Interest expense	365	235	244	283	351	358
Actual RAROC	**8.3%**	**8.9%**	**6.5%**	**9.5%**	**6.8%**	**8.3 %**

Prospects for 2005

In 2004, in a challenging economic environment, Michelin pursued the strategy it has adopted over the past few years: high-quality growth, improved profitability and a strengthened financial structure.

In 2005, Michelin will continue to operate in an environment combining positive and negative factors:

• On the upside, tire markets are expected to grow in line with their long-term trend: up by between 2% and 3% in developed economy markets and by between 8% to 10% in emerging markets. Given that the first six months of 2004 was characterized by an exceptional growth, the performance in the first half of 2005 will appear in an unfavourable light when compared to the previous year period.

• On the downside, raw material costs are expected to continue to rise. Michelin expects the rise to be even greater than in 2004, somewhere near 13% over the year, at constant exchange rates, mainly due to the strong increase in the price of steel and synthetic rubber.

Despite the negative economic conditions and expected cost increases, Michelin will continue to strive, more than ever, to improve its ground clearance, by continued internal structural improvements and by ensuring that it maintains its ability to seize the best opportunities for growth.

The Group is confident in its ability to post a performance at least on par with that of last year's.

Ten-year key figures and ratios

in millions of euros	2004 *French Gapp*	2003	2002
Net sales	15,689	15,370	15,645
% change	2.1%	(1.8%)	(0.8%)
Average number of employees	126,500	127,210	126,285
Payroll costs	4,872	4,997	5,152
% of net sales	31.1%	32.5%	32.9%
EBITDA [1]	2,043	1,992	1,978
Operating income	1,299	1,143	1,225
Operating margin[2]	8.3%	7.4%	7.8%
Net interest expense	(213)	(225)	(260)
Net non-recurring expense	(206)	19	75
of which restructuring costs	*(55)*	*(192)*	*(17)*
Income before tax	880	590	997
Income taxes	(316)	(261)	(382)
Effective tax rate	35.9%	44.3%	38.3%
Net income including minority interests	527	329	614
Net margin	3.4%	2.1%	3.9%
Dividends [3]	185	131	113
Net cash provided by operating activities [4]	1,337	1,542	1,534
Cash-flow [5]	1,353	1,407	1,225
% of sales	8,6%	9.2%	7.8%
Capital expenditure [6]	1,117	1,118	967
% of sales	7.1%	7.3%	6.2%
Capital expenditure, net of disposals	1,025	1,017	809
Investment Securities, net of disposals	106	229	62
Research and development costs	657	710	704
% of sales	4.3%	4.6%	4.5%
Net debt [7]	NA	NA	NA
Average borrowing costs	5.4%	5.8%	6.2%
Shareholders' equity including minority interests [8]	4,677	4,409	4,502
Debt-to-equity ratio	NA	NA	NA
Net debt + securitizations [9]	3,223	3,440	3,818
Debt-to-equity ratio including securitizations	69%	78%	85%
EBITDA /(Net debt + securitizations)	63.4%	57.9%	51.8%
Net cash provided by operating activities / (Net debt+securitizations)	41.5%	44.8%	40.2%
Interest expense [10]	(213)	219	273
Interest cover (operating income / interest expense)	6.1	5.2	4.5
Free cash-flow [11]	226	299	637
ROE [12]	11.3%	7.3%	13.4%
Target economic profit [13]	10.4%	9.8%	9.8%
Actual economic profit [14]	8.4%	6.5%	9.5%

Per share data

in euros	2004 *French Gapp*	2003	2002
Net assets per share [15]	32.1	30.2	30.5
Basic earnings per share [16]	3.59	2.23	4.28
Diluted earnings per share [17]	3.59	2.23	4.28
P/E [18]	13	16	8
Net dividend per share	1.25**	0.93	0.93
Pay-out rate [19]	34.1%**	41.7%	21.73%
Net dividend yield [20]	2.7%**	2.6%	2.83%
Capital turnover rate [21]	189.0%	142.7%	142.7%

2001	2000	1999 *proforma*	1999*	1998*	1997*	1996*	1995
15,775	15,396	13,763	13,763	12,486	12,149	10,861	10,078
2.5%	11.9%	10.2%	10.2%	2.8%	11.9%	7.8%	(1.7%)
127,467	128,122	130,434	130,434	127,241	123,254	119,780	114,397
5,242	5,137	4,756	4,684	4,359	4,110	3,786	3,698
33.2%	33.4%	34.6%	34.0%	34.9%	33.8%	34.9%	36.7%
2,091	2,170	2,127	2,138	1,875	1,869	1,742	1,474
1,040	1,162	1,207	1,233	1,073	1,094	1,060	869
6.6%	7.6%	8.8%	9.0%	8.6%	9.0%	9.8%	8.6%
(321)	(314)	(238)	(245)	(220)	(229)	(214)	(261)
(29)	(76)	(353)	(353)	46	20	(129)	11
(340)	*(67)*	*(388)*	*(66)*	*(100)*	*(119)*	*(67)*	*(76)*
644	729	538	557	881	866	681	601
(330)	(290)	(213)	(374)	(308)	(239)	(207)	(150)
51.2%	39.9%	39.7%	67.2%	34.9%	27.6%	30.3%	24.9%
314	438	325	182	574	627	474	451
2.0%	2.8%	2.4%	1.3%	4.6%	5.2%	4.4%	4.5%
105	93	87	87	137	112	80	57
1,263	1,017	1,014	1,034	1,079	1,380	1,032	n.av.
1,323	1,416	1,547	1,548	1,246	1,284	1,274	664
8.4%	9.2%	11.2%	11.2%	10.0%	10.6%	11.7%	6.6%
1,150	1,201	1,252	1,252	1,174	996	800	567
7.3%	7.8%	9.1%	9.1%	9.4%	8.2%	7.4%	5.6%
1,089	1,091	1,003	1,090	1,030	816	484	455
(184)	166	255	n.av.	n.av.	n.av.	n.av.	n.av
702	645	589	n.d.	n.d.	n.d.	n.d.	n.d..
4.4%	4.2%	4.3%	n.app.	n.app.	n.app.	n.app.	n.app.
n.app.	n.app.	n.app.	3,798	2,752	2,564	3,480	3,994
6.1%	6.5%	9.4%	9.4%	12.7%	13.6%	10.9%	10.1%
4,326	4,155	3,838	4,294	4,208	3,955	2,656	1,974
n.app.	n.app.	n.app.	88%	65%	65%	131%	202%
4,881	4,926	4,329	4,474	3,274	3,121	3,800	4,256
113%	119%	113%	104%	78%	79%	143%	216%
41.0%	43.0%	47.2%	47.8%	57.2%	59.9%	45.8%	34.6%
30.6%	20.7%	23.4%	23.1%	32.9%	44.2%	27.2%	n.app.
311	324	419	419	416	425	415	430
3.3	3.6	2.9	2.9	2.6	2.6	2.6	2.0
309	(241)	(300)	(413)	(90)	465	510	74
7.4%	10.4%	8.0%	3.9%	13.7%	16.2%	18.0%	23.6%
10.1%	11.4%	11.2%	11.2%	11.7%	11.9%	n.av.	n.av.
6.8%	8.3%	5.3%	5.3%	10.5%	12.1%	n.av.	n.av.

2001	2000	1999 *proforma*	1999*	1998*	1997*	1996*	1995*
29.7	28.5	26.2	29.5	28.3	26.8	20.3	15.6
2.20	2.96	2.10	n.av.	n.av.	n.av.	n.av.	n.av.
2.20	2.96	2.10	n.av.	n.av.	n.av.	n.av.	n.av.
17	13	19	n.app.	n.app.	n.app.	n.app.	n.app.
0.85	0.80	0.71	0,71	0.64	0.58	0.50	0.42
38.6%	27.0%	34.2%	62.6%	16.4%	12.6%	13.4%	11%
2.3%	2.3%	1.7%	1.7%	1.4%	1.1%	1.4%	1.3%
108.3%	96.6%	104,7%	104,7%	102.3%	106.1%	86.2%	74.1%

* *Former accounting standards
** *Dividend subject to the approval of the General Shareholders Meeting.*

1. EBITDA: earnings before interest, tax, depreciation and amortization.
2. Operating margin: operating income as a % of net sales.
3. Dividends distributed during the year. For years prior to 1999, the amount shown corresponds to total amounts distributed during the year.
4. Net cash provided by operating activities: cash flow + change in working capital.
5. Cash flow: net income before minority interests + depreciation, amortization and charges to allowances for impairment in value of fixed assets – changes in provisions and deferred taxes –/+ net gains/losses on disposals of assets.
6. In 2001, excluding external growth transactions (SMW, €167 million).
7. Net debt: long and short-term debt – cash and cash equivalents.
8. Shareholders' equity including minority interests: Common stock + paid-in capital in excess of par + retained earnings + net income + minority interests.
9. Securitization: sales of trade receivables. In cases where the receivables are sold to special purpose entities in which Michelin holds an equity interest, the special purpose entity is consolidated in accordance with the accounting standards applicable since January 1, 2000.
10. Interest expense: borrowing costs for the year.
11. Free cash flow: cash flow – change in working capital – net capital expenditure.
12. ROE: net income / shareholders' equity.
13. Target RAROC: calculated cost of debt and economic capital expressed as a percentage of capital employed. The Group uses the Free Cash Flow to Economic Capital method to measure value creation. This method consists of allocating a portion of economic capital and debt to each asset, based on the level of risk associated with the asset. Cost of economic capital: 15% based on euro interest rate and premium to reflect different interest rates and risk levels outside the euro-zone = average cost 16% in 2001.
14. Actual RAROC: Net income before interest expense expressed as a percentage of capital employed (see above).
15. Net assets per share: net assets / number of shares outstanding at December 31.
16. Basic earnings per share: net income / weighted average number of shares outstanding during the year + own shares – shares canceled during the year.
17. Diluted earnings per share: earnings per share adjusted for the effect on net income and on the weighted average number of shares of the exercise of outstanding dilutive instruments.
18. P/E: Share price at December 31 / earnings per share.
19. Pay-out rate: net dividend / earnings per share.
20. Net dividend yield: net dividend / share price at December 31.
21. Capital turnover: number of shares traded during the year / average number of shares outstanding during the year.

n.app.: not applicable
n.av.: not available
n.d.: not disclosed

Compagnie Financière Michelin

Compagnie Financière Michelin (CFM), headquartered in Granges-Paccot (canton of Freiburg, Switzerland), plays a twofold role in the Group:

- As an intermediate holding company, it directly or indirectly owns 100% of the capital of the Group's manufacturing and trading companies outside France and 60% of France-based Manufacture Française des Pneumatiques Michelin.
- CFM is the Group's financing arm and borrows on its behalf from banks and other credit institutions.

The Group's Corporate Finance Division, notably Financing, Consolidation and Legal departments operate within the holding company.

CFM's turnover amounted to €15.9 billion, up 1.9% on 2003. At constant exchange rates and scope, the increase is of 5.3%. At €1.22 billion, operating income rose 10.9%. Net profit for the period amounted to €499 million.

Given that CFM's sales scope is practically identical to that of CGEM, observations relative to CGEM in this report likewise apply to CFM.

Condensed statement of income
(in € million)

	2004	2003
Net sales	**15,929.6**	**15,632.2**
Other	600.2	594.8
Sub total	*16,529.8*	*16,227.0*
Purchases used in production	(5,558.5)	(5,373.9)
Payroll costs	(4,856.1)	(4,981.9)
Other operating expenses	(3,787.9)	(3,682.6)
Taxes other than income tax	(226.8)	(231.7)
Depreciation and amortization	(795.4)	(815.9)
Charges to allowances and provisions	(82.7)	(38.8)
Operating income	**1,222.4**	**1,102.2**
Net interest expense	(190.2)	(249.8)
Income from ordinary activities	**1,032.2**	**852.4**
Non-recurring items, net	(206.3)	26.4
Income taxes	(288.4)	(245.1)
Income (loss) from companies accounted for by the equity method	(1.3)	(8,8)
Amortization of goodwill	(37.0)	(339.3)
Net income	**499.2**	**285.6**

Condensed balance sheet
(in € thousand)

Assets	**Dec. 31, 04**	**Dec. 31, 03**
Goodwill, net	270.6	303.2
Intangible assets, net	155.2	162.7
Property, plant and equipment, net	5,769.0	5,662.3
Investments, net	469.8	376.4
Investments at equity	67.5	58.2
Fixed asset, net	**6,732.1**	**6,562.8**
Inventories	2,855.2	2,766.0
Trade receivables	2,980.4	3,047.1
Other receivables, prepaid expenses and accrued income	1,907.3	1,986.4
Cash equivalents	235.3	525.5
Cash	1,416.8	1,232.3
Current assets	**9,395.0**	**9,557.3**
Total assets	**16,127.1**	**16,120.1**

Liabilities and Shareholders' equity	**Dec. 31, 04**	**Dec. 31, 03**
Capitaux propres Groupe	4,306.2	3,195.3
Minority interests	425.4	465.5
Shareholders' equity including minority interest	**4,731.6**	**3,660.8**
Provisions for contingencies and charges	**2,987.3**	**3,002.9**
Long and short-term debt	4,675.4	5,824.2
Trade payables	1,595.2	1,550.2
Other payables, deferred income	2,137.6	2,082.0
Liabilities	8,408.2	9,456.4
Total liabilities and Shareholders' equity	**16,127.1**	**16,120.1**

Compagnie Générale des Etablissements Michelin

Compagnie Générale des Etablissements Michelin (CGEM) is the Group's parent Company*.

The Company posts earnings up

CGEM's corporate accounts show earnings up €116.9 million, at €295,151,971.68 versus €178,237,815.34 in 2003.

Operating income rose €27.7 million, owing to the combined effect of an €9.3 million increase in royalties paid by the subsidiaries, and a reduction in external costs, owing in particular to the change in research costs.

Net interest and other investment income rose €112.1 million, reflecting changes in the following main factors:

◦ a reversal of dividend distribution by MFPM in an amount of €74.9 million;

◦ a full year increase of interest expenses of €30 million, in connection with the (T.S.D.R.) junior debt repayable in cash that was issued on December 3, 2003;

◦ a reduction in the income from receivables in connection with holdings.

Income from ordinary activities thus amounted to €322.3 million, versus €182.6 million in 2003.

Lastly, taxes borne by the Company amounted to €27.2 million.

The balance sheet structure change

On May 5, 2004 CGEM subscribed to the capital increase of Compagnie Financière Michelin (CFM) in the form of 2,341,381 registered shares. The subscribed shares were fully paid up through receivables compensation, in an amount of €529,587,275.

On November 17, 2004 CGEM subscribed an additional capital increase by CFM, for 1,317,029 registered shares. The shares subscribed were paid for in cash in an amount of €301,714,982.

Finally, pursuant to Article 39 of *Loi de finances rectificative du 30 décembre 2004*, (Amendment to France's finance law) CGEM charged to its shareholders' equity a non-recurring 2.5% tax on special reserve funds on long-term gains capped at €200 million, subject to €500,000 base deduction. This exceptional tax amounted to €4,987,500.

** A simplified flowchart of Michelin Group's legal entities appears on the cover flap of this Report.*

Simplified Statement of Income

(in € million)

	2004	2003
Operating income	**366.1**	**356.8**
Operating expenses	285.7	304.1
Income from operations	**80.4**	**52.7**
Financial income	241.9	130.0
Current income	**322.3**	**182.6**
Non-recurring items, net		0.0
Income tax	27.2	4.3
Net income	**295.2**	**178.2**

Corporate Accounts

Condensed Balance Sheet

(in € million)

Assets	Dec. 31,04	Dec.31, 03
Intangible assets, net	0.0	0.0
Property, plant and equipment, net	0.2	0.2
Investments, net	5,088.7	4,953.7
Fixed assets, net	**5,088.9**	**4,953.9**
Other receivables, prepaid expenses and accrued income	196.0	200.9
Cash equivalents	0.0	4.9
Cash	0.1	0.1
Current assets		**205.9**
Total assets	**5,285.0**	**5,159.7**

Liabilities and Shareholders' equity	Dec. 31, 04	Dec. 31, 03
Shareholders' equity	**4,343.7**	**4,226.8**
Provisions for contingencies and charges	–	–
Long and short-term debt	855.8	853.5
Other payables, deferred income and accrued expenses	85.5	79.4
Trade payables		–
Liabilities	**941.3**	**932.9**
Total Liabilities	**5,285.0**	**5,159.7**

Proposed resolutions

Before presenting you with the resolutions we plan to submit for approval at the Joint Shareholders Meeting of May 20, 2005 we would like to report to you on the use made of the authorizations you gave us at the Joint Shareholders Meeting of May 14, 2004 and particularly those concerning the allocation of stock options, share buy backs and the Employee Shareholder Plan.

- **Stock options**

The authorization you gave us was to grant share subscription or purchase options up to a limit of 2,000,000 shares, or 1.40% of capital.

This authorization has yet to be used, since the share subscription options granted in 2004 were based on the authorization you gave us at the Annual Shareholders Meeting of May 18, 2001.

During 2004, we granted 309,000 share subscription options (0.2% of capital) to members of the Group's Board and management team following the Annual Shareholders Meeting. This results from application of Group rules as and when stock options are granted. Prior to granting the stock options we duly consulted with your Supervisory Board. In this connection, each Managing Partner was granted 10,000 options in May, at a strike price of €40. This brings the total number of options held by each Managing Partner to 40,000.

Please refer to page 109 for our Statutory report on the stock option plan.

We would remind you that ever since introduction of stock option plans in 2002, Michelin has pursued a prudent and cautious stock option policy. Options are granted without discount at the market price prevailing at the time of allocation. They may be exercised after four years, and Michelin is opposed in principle to plans whereby the strike price can be reviewed should the value fall below the purchase price. In the four years to date, nearly one thousand people in the Company have benefited from our Stock option plans.

- **Share Buy Backs**

In order to regulate the Company's share price, you granted us an 18-month authorization to purchase a maximum of 10% of share capital at a maximum price of €60, and to sell at a minimum price of €30.

In this connection, we purchased 500,192 shares (0.35% of capital) in the course of financial year 2004, at an average price of €39.96, and sold 655,584 shares (0.46% of capital) at an average price of €41.83. At December 31, 2004, the Company held no treasury stock.

- **Employee Shareholder Plan**

As part of the Employee Shareholder Plan, you also authorized us to issue shares up to 1% of current share capital, for the benefit of employees and subsidiaries of the Company. The Company did not avail itself of this authorization in 2004.

We will convene a Joint Shareholders Meeting on May 20, 2005 to which we will submit the ordinary and extraordinary resolutions for your approval.

Ordinary resolutions

Shareholders are invited to approve the operations reflected in Company's income statement and balanced sheet, as well as proposed appropriation of net income for the year in the amount of €295.151.971,68.

Based on this profit, an amount of €5,271,626.68 will be attributed to the General Partners, in accordance with the bylaws. The balance, €289,880,345.00 plus retained earnings of €52,494,683.39 brought forward from 2003, representing a total of €342,375,028.39 is available for distribution to the Shareholders.

Based on this balance, we are asking the Shareholders to approve the distribution of a total amount of €179,233,781.25 or €1.25 dividend per share. This very substantial increase is intended as a clear signal of confidence sent to you, our Shareholders. It reflects both the significant improvement of earnings and our positive view of the Company's long-term prospects and takes into account the new dividend tax law. This important increase, after the pause of last year as far as dividends were concerned, should place Michelin among the best of the large companies.

If approved, the dividend will be paid on May 24, 2005, and the Company's shares will be quoted ex-dividend as of that date.

The dividends paid for the three previous financial years are stated below:

Financial year	Total dividend (in euros)	Dividend	Tax credit (1)	Total revenue
2001	114,508,492.05	0.85	0.43	1.28
2002	131,867,238.90	0.93	0.465	1.395
2003	133,349,933.25	0.93	0.465	1.395

(1) The tax credit was removed effective January 1, 2005 by the French financial law of 2004

Shareholders are also invited to approve the Consolidated Financial Statements, which show net income of €527,162,667.51.

Moreover, pursuant to changes to the taxation of long-term capital gains made by the French finance amendment legislation for 2004, we propose to transfer to an ordinary reserve account an amount of €200,000,000 taken from the special long-term capital gains reserve. At December 31, 2004, the special long-term capital gains reserve stood at €1,081,419,039.

We also wish to submit to your approval appointment of two new members to the Supervisory Board, Mrs. Laurence Parisot and Mr. Patrick Cox. Both are of outstanding competence and have wide-ranging experience and know-how. Their contribution to Michelin's future development as members of the Supervisory Board's mission would undoubtedly be very significant. The Supervisory Board was actively involved in the selection of both candidates, whom it heard at length.

Mrs. Laurence Parisot, age 45, is CEO of Optimum and Groupe IFOP.

Mr. Patrick Cox, age 52, is former Chairman of the European Parliament from 2002 to 2004, and currently Managing Partner of the American Company "European Integration Solutions LLC".

As a result of their appointment, the Supervisory Board would comprise seven members, six of whom, independent.

This follows the decision of Mr. Grégoire Puiseux, whose term as Supervisory Board member is due to expire at the Annual Shareholders Meeting. For personal reasons, Mr. Grégoire Puiseux does not seek the renewal of his mandate. An active Board member for the last fifteen years, Mr. Grégoire Puiseux has displayed an acute sense of the Company's values. We would like to express our appreciation for his contribution to the Board's mission.

As in previous years, we propose to renew the authorization for the Company to transact its own shares. This renewal is for a period of eighteen months capped at 10% of the Company's equity.

We propose to set a ceiling of €70 for the purchase price and a threshold of €40 for the minimum selling price.

While the purpose of such a share buy back program is unchanged, under the new regulations, the Company's transactions on the equity markets will henceforth be mandatorily conducted by an authorized investment broker, acting independently under a liquidity contract.

This authorization would replace that granted for the same purpose by the Annual Shareholders Meeting of May 14, 2004. By virtue of previous authorizations, the Group purchased 500,192 shares in 2004, at an average price €39.96, and sold 655,584 shares at an average price of €41.83.

Shareholders are reminded that, following the sale of 235,728 shares in December 2004 via an authorized broker, the Company no longer holds any treasury stock.

As part of the Joint Shareholders Meeting of May 20, 2005 you will be asked to approve our proposal to appoint a third Joint Managing Partner, Mr. Michel Rollier and to make him a General Partner.

Mr. Michel Rollier, age 60, joined Michelin in 1996 when he was appointed head of the Legal Department and of Management Control. He became Chief Financial Officer in 1999 and member of the Group's Executive Board. Over the years, we worked in close collaboration with Mr. Michel Rollier. We value his competence, his human skills and his dedication to the overall interests of the Company. We forged our conviction that he has all the qualities to contribute with us to the strength and efficiency of the Company's Management. This proposal prepares, in a spirit of continuity, the retirement of Mr. René Zingraff in the future.

Finally, we propose to amend Article 22 of the Company's bylaws which provides for double voting rights for French and those from EU Member States who have held their shares for over four years.

Tires are long lifecycle products. Our markets, investments and research all require a long-term view and involve decisions whose outcome may materialise only after several years. We therefore believe it fair that Shareholders who have held their shares in the Company for over four years, thus displaying a willingness to commit resources and share risk with the Company over time, should have a greater say on Michelin's strategic decisions through a double voting right. The double voting right is modern in that it reflects the time frame within which companies can fulfil their responsibilities and contribute to sustainable development. Today's Michelin is a global Group in terms both of its business and share ownership structure.

With this in mind, we propose to extend double voting rights to all Shareholders, by deleting the now obsolete nationality

condition of our articles of association which we now propose to amend accordingly.

We note moreover that on December 31, 2004, 30.5% of your Company's share capital were held by non-EU resident Shareholders. At the same date, 26.4% of share capital had been held for over four years.

We invite the Shareholders to approve the resolutions tabled at the meeting, after giving due consideration to the reports of the Auditors and the Supervisory Board.

Clermont-Ferrand, March 11, 2005





Edouard Michelin

René Zingraff

Delegations granted to the Managing Partners

By the Shareholders at the Annual Meetings of May 16, 2003 and May 14, 2004 with respect to capital increases

Securities	Expiry date		Amount	
	PSR[1] Maintained	PSR. Removed	Issue	Capital increase with or without PSR (nominal value)
Joint Shareholders Meeting of May 16, 2003:				
• Capital increases in cash	May 15, 2008	—	—	
• Free share allocation	May 15, 2008		—	
• Convertible Bonds	May 15, 2008	May 15, 2006	€1 billion	Total
• Share subsription bond certificate	May 15, 2008	May 15, 2005	€1 billion	€100 million
• Derivatives	May 15, 2008	May 15, 2006	€1 billion	
			(in the case of receivables)	
• Share susbcription certificates				
- Free of charge	May 15, 2008			
- Other	June 15, 2008	—	—	
Joint Annual Shareholders Meetings of May 14, 2004:				
• capital increase resulting from exercice of subscription options reserved to Group management and directors	—	July 13, 2007	—	€4,000,000
• Capital increase reserved to employees	—	May 13, 2009		€2,867,000

(1) PSR: Preferential Subscription Right

None of the above authorizations were used in financial year 2004.

Supervisory Board Report

To the Shareholders,

The report of your Managing Partners and the accounting and financial documents available to you show developments in Group business and results in the 2004 financial year. We have no comments to make on the Auditors' report for the year.

The consolidated financial statements show net income of €527 million and €515 million after minority interests, compared to respective amounts of €328 million and €317 million in 2003.

Operating income totaled €1.30 billion, or a 13.6% increase on the previous year. The operating margin, meanwhile, improved by 0.9 percentage points to 8.3%.

As the Managing Partners highlighted, 2004 was a mixed year. Though the first part saw very buoyant markets, some of these lost ground in the second half. Above all, however, 2004 was another year of sharp increases in raw material prices and more generally the Company's external costs. Michelin was able to weather this context efficiently. By continuing with the strategy it has implemented now for several years and keeping a tight rein on internal expenses, the Company was able to compensate for these extra costs.

Furthermore, there was continued improvement in the gearing ratio of net debt to equity, as well as able management of the transition to International Financial Reporting Standards with effect from January 1, 2005. We believe these once again illustrate the solidity and rigor of the Company's management.

You shall easily understand, therefore, that the Supervisory Board supports the proposal of the Managing Partners to increase the dividend to 1.25 euro per share, or a 35% improvement on 2003.

Mr. Grégoire Puiseux's term as member of the Supervisory Board is drawing to a close. He has informed us that for personal reasons, he is not seeking its renewal. We thank him wholeheartedly for his contribution to the work of the Board in the last 15 years.

With regard to the proposed appointments of two new members to the Supervisory Board, these have been heard by the Chairman and certain Board members. On this point, the Board wishes to underline how enriching for it the international exposure and experience of these two new members could be, so better enabling the Board to conduct the control tasks it performs on your behalf.

Furthermore, the Board fully supports the proposal to appoint Mr. Michel Rollier as Managing Partner, alongside Mr. Edouard Michelin and Mr. René Zingraff. We have had the opportunity to assess Mr. Michel Rollier's competence and qualities and believe he fulfills the requirements of the post of Managing Partner entirely.

The Board also supports the proposal to extend double voting rights to all Shareholders who have held their shares for more than four years, upon elimination of the nationality condition in the bylaws. We believe this nationality condition – a product of history – is no longer compatible with the global dimension of the Company and its shareholder base.

Like last year, a specific report from the Chairman of the Supervisory Board accompanies the Managing Partners' Report for the Meeting. This provides information, firstly, on the conditions of preparing and organizing the work of the Supervisory Board and Committees in the year and, secondly, on internal control procedures established by the Company.

The Supervisory Board performs its control tasks in complete independence. It has transparent, complete and reliable Company information, notably in relation to its accounts, financial commitments and the risks inherent in its activities and business context.

By virtue of the above, the Supervisory Board reiterates its confidence in the Company's future – a future founded on solid financial statements.

In these circumstances, we recommend you to adopt the proposals submitted for approval and, as a result, vote in favor of the corresponding resolutions.

Clermont-Ferrand, March 11, 2005



Eric Bourdais de Charbonnière,
Chairman of Supervisory Board.

Report of the Supervisory Board Chairman

on operations, preliminary work and organization and on internal control procedures

To the Shareholders,

In my capacity as Chairman of the Supervisory Board and pursuant to the Financial Security Law (Loi de Sécurité Financière) of August 1, 2003, I am pleased to report on Board operations, preliminary work and organization and on Group internal control procedures in 2004.

I - Supervisory Board Organization and Preliminary work

1. Supervisory Board Organization

The Supervisory Board is currently made up of six members. The members are appointed by the Annual Shareholders' Meeting for a term of five years exclusively from among Shareholders who are not General Partners.

Four of the six Supervisory Board members are deemed independent for the purposes of corporate governance as they comply with the independence criteria set forth in the Board's code of conduct. These criteria meet relevant financial authorities' recommendations to ensure free judgment and absence of vested interest. They preclude direct or indirect relationship between Supervisory Board members and the Company or its management.

2. Supervisory Board Mission

In accordance with applicable law and Company bylaws, the Supervisory Board's mission is that of ongoing monitoring of Company management.

Under its code of conduct the Board is to assess the following:

- the annual and interim financial statements prepared by the Managing Partners;
- the opportunity and quality of management decisions; and
- proper exercise of Shareholder rights.

3. Basis of the Supervisory Board's Work

Under its code of conduct, the Supervisory Board is to base its opinion on management briefs covering:

- Company earnings: from reviews and assessments by the Managing Partners and the Chief Financial Officer;
- Main strategic projects;
- Risks;
- Relevant documentation on the Group's markets, competitive environment, strategy, operations and outlook.

Mandatory information for the benefit of the Supervisory Board also includes:

- A quarterly management report on all relevant indicators at each meeting;
- Regular updates on the most significant press releases and financial analysts' studies together with background information.

4. Assessment of Supervisory Board Operations

Pursuant to the Board's code of conduct, as each year, I ensured that the Board assessed its own organization. The members were asked to give their views and these were discussed at the Board meeting of March 10, 2005. They noted further improvement in the conditions in which the Board fulfills its control function, and found this was due to two factors: on the one hand, genuine and thorough exchanges between the Board and the Managing Partners, based on mutual confidence, and on the other hand, quality information.

The Audit Committee plays an important part in Supervisory Board operations as it is in charge of making preliminary reviews of corporate and consolidated financial statements on its behalf. In 2004, the Board focused on risk identification, management and monitoring. In future, the Audit Committee will focus on financial risk.

Further to its assessment, the Board found that it was in a position to fulfill its monitoring role constructively.

5. Report for Financial Year 2004

The Supervisory Board met on four occasions in 2004, each session lasting on average five hours. The attendance rate was 96%.

On each occasion, the Board was presented a detailed review of Group earnings and financial communication and commented on them. On February 20, the Supervisory Board examined consolidated and corporate financial statements for the full year 2003 and on July 28, 2004 financial year 2004 interim accounts.

The Supervisory Board also benefited from the following presentations by Heads of Group Operations followed by site visits:

- Latest Technology Center innovations at the France-based Ladoux facilities;
- Industrial policy at the Spain-based Vitoria industrial site;
- Specialty operations; and
- Group competitive positioning.

In addition, the Supervisory Board held consultations with Group management to organize and plan its work on risk monitoring and internal controls.

The Supervisory Board drafted proposals for the Joint Shareholders' Meeting of May 14, 2004 concerning appointment of statutory and substitute Auditors, whose terms expired at the end of the above-mentioned Meeting.

The Supervisory Board met after the Joint Annual Shareholders' Meeting of May 14, 2004 which renewed my mandate as Board member, and renewed my term as Chairman of the Board.

6. Audit Committee Work

The Audit Committee is made up of four members, three of whom are independent. It is chaired by Mr. François Grappotte, the other members being Mr. Edouard de Royère, Mr. Pierre Michelin and Mr. Eric Bourdais de Charbonnière.

The Audit Committee met on four occasions in 2004. The attendance rate was 100%.

It focused on:

- Full-year 2003 and interim 2004 financial statements;
- Internal control procedures and accounting methods and the issues and impact on Company accounts of switch to International Financial Reporting Standards ("IFRS");
- Financial and other risks, including off-balance sheet commitments and legal risk;
- The statutory Auditors' annual audit agenda; and
- Internal auditing operations.

It heard presentations from the Group's Chief Financial Officer and the heads of accounting, management control, internal audit and legal and tax departments.

The Audit Committee also met the statutory Auditors, and on one occasion did so in the absence of Group managers.

The Audit Committee's Chairman reported to the Supervisory Board on the Committee's work on February 20, and July 28, 2004.

7. Compensation Committee Work

The Supervisory Board itself acts as the Compensation Committee.

In 2004, the Board assessed the variable compensation criteria for Group managers. These are based on performance. The Board advised the Managing Partners on stock option policy and assessed potential changes in share numbers resulting from stock option plans over time. It also monitored the Managing Partners' compensation.

II - Company Internal Control Procedures

The aim of the first report on internal control procedures (based on COSO's – Committee of Sponsoring Organizations of the Treadway Commission – frame of reference) is to list and classify internal control procedures.

The Group initially focuses on the general background of control operations and ethical standards as these shape the overall internal control system. This is governed by Michelin's Performance and Responsibility Charter, which sets forth the Group's values – respect for customers, Shareholders, people, the environment and facts in general – and guidelines for building them into daily operations.

The aspects of internal control which did not change in 2004 (risk assessment, control operations, information and communication and monitoring) are not reviewed in the present report. We therefore focus on the means dedicated to risk management and the measures introduced to drive further improvement in internal control operations.

1. Risk Assessment and Management

General

Risks fall into two broad categories calling for distinct action:

- Strategic risks: strategic risks are those that potentially threaten long-term Group performance. They often relate to external factors such as the economic environment and competition. They are addressed within Group strategy. Accordingly, they are reviewed in the presentations made to the Supervisory Board on such themes as competitive positioning and industrial policy.
- Operating risks: operating risks are those risks that could affect short-term performance, disrupt operations, exchanges and transactions with stakeholders or raise legal issues such as breach of regulations. These risks are managed through internal control systems.

Operating Risk Classification

Operating risks are classified according to seriousness as measured by potential impact on Group operations. The most serious risks are those that could jeopardize the Group's operations entirely.

Risks are further divided into ten groups: Product; Financial; IT; Supply interruption; Legal; Security; Safety and fraud; Environmental; Social; and Image.

Risk Management

Operational risk control is twofold: on the one hand identification and measures to reduce their impact and probability and on the other hand remedial action to ensure business continuity in the event of emergency.

Group risk management provides for three-tier monitoring:

- By operational (senior plant and Geographic Zone) managers. The latter are in charge of risk identification, management and prevention at their respective levels

- For each class of risk by specific departments —purchasing, legal, IT and so on— responsible for that class of risk. They identify the risks and define the relevant risk management standards. They also monitor their implementation across the Group.
- By internal auditing. Internal auditors assess risk management measures according to schedules and regularly updated Group risk mapping.

A Risk Manager was recently appointed and a Group Risk Committee set up to overview these operations.

- The Risk Manager reports to the head of the Quality and Organization Group Service. He or she will identify major risks for the Group, develop the major risk identification and remedial planning methods, supervise Operational Risk management and ensure high risk management standards are applied across the Group.
- The Risk Committee advises the Managing Partners and recommends risk management and major risk control strategies.

The Supervisory Board has set forth the guidelines governing its own risk monitoring role as follows: it shall review the overall risk management system annually. For each class of risk, in consultation with relevant Group Services, it shall assess the systems in place and the major risks together with relevant prevention measures aimed at ensuring continued operations. Moreover, starting in 2005, the Audit Committee's review will be supplemented by a report from the head of the Internal Audit Department.

The Supervisory Board's schedule for 2005 provides for a review of several classes of risk and a detailed assessment of risk management and mapping.

2. Continuous Improvement of Internal Control

On May 7, 2004 the Audit Committee heard the Group's Financial Department's internal control plan, later presented to the Auditors on June 24, 2004. This includes:

- Major steps to strengthen internal control; and
- The method, tools and schedule of operations for monitoring and assessing continuous improvement in the area of internal control of accounting and financial information.

Scope of operations in 2004

Preliminary work carried out in 2003 for the first internal control procedure report and related recommendations highlighted three areas of focus:

- **Group subsidiary directors, their powers and relevant checks**

  Including procedures and criteria of appointment and renewal of the terms of directors, conditions for exercising and delegating powers and relevant checks.

- **Segregation of responsibilities**

  The general principles for optimal segregation of responsibilities – authorization, implementation, reporting and control – were reiterated and a self-assessment matrix proposed for each main operational process (purchasing, sales, inventory management and pay/compensation). This serves to establish whether a person can perform more than one of these roles.

- **Means of payment**

  Procedure covering measures to ensure proper use of each means of payment across Group companies.

Accounting and financial information control

Accounting and financial information procedures, described in the previous report, were unchanged in 2004.

The transition to international accounting standards proceeded according to plan.

The Group is currently reviewing financial statement generation processes and related control tasks. This paves the way for a finer assessment of the reliability and quality of existing internal control procedures.

Preparation for switch to IFRS

The IFRS transition plan was launched by the Group's Chief Financial Officer in April 2002 and closely monitored by a committee made up of representatives from Group Operational units and Services.

The Group Auditors examined the IFRS transition process and principles and reported on them to the Audit Committee.

The processes that impact reliability of financial information

Method

Group consolidated financial statements to December 31, 2003 were analyzed for materiality and risk levels based on a number of criteria, such as the complexity of underlying operations and degree of decentralization.

A set of six processes was chosen for preliminary focus: the purchasing cycle (demand to cash), sales (order to cash plus inventory management), Group financing and financial risk management, intra-group exchanges and identification of commitments. This was supplemented by a review of internal controls for corresponding IT operations.

For each process, a questionnaire serves to list the current ways of identifying errors and to assess their efficiency.

Where necessary, an action plan is drawn up and improvements are recommended.

A sample of companies representing around 80% of Group accounts was taken. This covered all geographic zones and operations – industrial, sales, financial and distribution.

Status report for 2004

Before addressing the full sample, a pilot phase was conducted on the purchasing, sales and inventory management processes in North America. This served to validate the method.

To date, the processes have been described and control activities listed. This already gave rise to some recommendations aimed at achieving more systematic

segregation of functions and stricter IT authorized access management.

Outlook

The assessment of the three North American processes (purchasing, sales and inventory management) will continue and will be extended to others such as intra-group exchanges. This work should enable sample companies in other geographical areas to launch their own assessments in 2005, with a view to completion in 2006.

The Supervisory Board will be regularly updated on progress and results of these assessments.

Clermont-Ferrand, March 11, 2005



Eric Bourdais de Charbonnière
Chairman of the Supervisory Board.

Statutory Auditors' Report on the Report prepared by the Chairman of the Supervisory Board of Compagnie Générale des Etablissements Michelin

on the internal control procedures relating to the preparation and processing of financial and accounting information

Year ended December 31, 2004

To the Shareholders,

In our capacity as statutory auditors of COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN, we report to you on the report prepared by the Chairman of the Supervisory Board of your Company in accordance with article L.621-18-3 of *Code Monétaire et Financier* for the year ended 31 December, 2004.

It is for the Chairman to give an account, in his report, notably of the conditions in which the duties of the Supervisory Board are prepared and organized and the internal control procedures in place within the Company.

It is our responsibility to report to you our observations on the information set out in the Chairman's report on the internal control procedures relating to the preparation and processing of financial and accounting information.

We performed our procedures in accordance with professional guidelines applicable in France. These require us to perform procedures to assess the fairness of the information set out in the Chairman's report on the internal control procedures relating to the preparation and processing of financial and accounting information. These procedures notably consisted of:

- obtaining an understanding of the objectives and general organization of internal control, as well as the internal control procedures relating to the preparation and processing of financial and accounting information, as set out in the Chairman's report;
- obtaining an understanding of the work performed to support the information given in the report.

On the basis of these procedures, we have no matters to report in connection with the information given on the internal control procedures relating to the preparation and processing of financial and accounting information, contained in the Chairman of the Supervisory Board's report, prepared in accordance with article L.621-18-3 of *Code Monétaire et Financier*.

Paris, 16 March, 2005



PricewaterhouseCoopers Audit
Dominique PAUL



Corevise
Stéphane MARIE

Statutory Auditors
Members of the Compagnie Régionale de Paris

Translated from the original French language report


Financial Statements
at December 31, 2004

CONSOLIDATED STATEMENTS

STATUTORY AUDITORS' REPORTS

ADDITIONAL INFORMATION


At December 31
2004

Consolidated Balance Sheet

Assets

(In € thousand)

	2004 *French Gaap*	2003
Issued, uncalled capital	0	0
Fixed assets		
Goodwill	272,037	303,595
Intangible assets	155,410	163,184
Property, plant and equipment	5,769,872	5,663,491
Investments	514,497	412,348
Investments at equity	68,176	58,805
	6,779,992	**6,601,423**
CURRENT ASSETS		
Inventories	2,858,549	2,769,136
Trade receivables	2,920,236	2,984,501
Other receivables, prepaid expenses and accrued income	1,956,374	2,038,187
Cash equivalents	235,258	539,488
Cash	1,420,140	1,234,168
	9,390,557	**9,565,480**
Total assets	**16,170,549**	**16,166,903**

Equity and liabilities

(In € thousand)

	2004 French Gaap	2003
Shareholders' equity		
Common stock [1]	286,774	286,774
Paid-in capital in excess of par [1]	1,839,640	1,839,640
Retained earnings [2]	2,475,491	2,200,946
	4,601,905	**4,327,360**
Minority interests	**74,690**	**81,703**
Shareholders' equity including minority interests	**4,676,595**	**4,409,063**
Provisions for contingencies and charges	**2,988,721**	**3,006,360**
Liabilities		
Subordinated debt	500,000	500,000
Long and short-term debt	4,378,723	4,713,518
Trade payables	1,598,724	1,552,745
Other payables, deferred income and accrued expenses	2,027,786	1,985,217
	8,505,233	**8,751,480**
Total liabilities and Shareholders' equity	**16,170,549**	**16,166,903**
1) Parent Company		
2) Including net income for the year	*515,138*	*317,532*


At December 31
2004

Consolidated Statement of Income

(In € thousand)

	2004 *French Gaap*	2003
Operating revenue		
Net sales	15,688,781	15,369,820
Reversals of allowances	96,872	28,208
Other operating revenue	510,613	576,621
	16,296,266	**15,974,649**
Operating expenses		
Purchases used in production	5,561,206	5,372,669
Payroll costs	4,871,909	4,996,925
Other operating expenses	3,445,627	3,360,310
Taxes other than on income	237,865	244,355
Depreciation and amortization	797,586	818,526
Charges to allowances and provisions	82,946	38,792
	(14,997,139)	**(14,831,577)**
Operating income	**1,299,127**	**1,143,072**
Net interest expense	**(213,217)**	**(224,887)**
Operating income from ordinary activities	**1,085,910**	**918,185**
Net non-recurring income and expense	**(206,055)**	**18,679**
Income taxes	(315,798)	(261,435)
Net income of fully-consolidated companies	**564,057**	**675,429**
Income (losses) from companies accounted for by the equity method	(1,310)	(8,750)
Amortization of goodwill	(35,584)	(337,817)
Net income before minority interests	**527,163**	**328,862**
Net income	515,138	317,532
Minority interests	12,025	11,330
Basic earnings per share (in euros)	3.59	2.23
Diluted earnings per share (in euros)	3.59	2.23

Consolidated Statement of Cash Flows *(In € thousand)*

	2004 *French Gaap*	2003
Cash flows from operating activities		
Net income before minority interests	527,163	328,862
Adjustments to reconcile net income before minority interests to net cash provided by operating activities:		
Depreciation and amortization	839,851	1,162,520
Allowances, provisions and deferred taxes	(38,321)	(87,145)
Net gains on disposals of assets	39,454	8,371
Other	(15,228)	(5,240)
Cash flow	1,352,919	1,407,368
Change in inventories	(175,035)	(43,059)
Change in receivables	(9,484)	14,081
Change in payables	59,679	44,420
Other changes in working capital	108,862	119,342
Net change in working capital	(15,978)	134,784
Cash flows from operating activities	**1,336,941**	**1,542,152**
Cash flows from investing activities		
Additions to property, plant and equipment and intangible assets	(1,116,781)	(1,117,798)
Additions to investments	(170,807)	(305,199)
Total	(1,287,588)	(1,422,997)
Proceeds from disposal of property, plant and equipment and intangible assets	91,958	100,586
Proceeds from disposal of investments	64,947	76,333
Total	156,905	176,919
Net investment for the period	(1,130,683)	(1,246,078)
Impact of changes in Group structure	(11,839)	14,884
Net change in working capital	31,916	(11,469)
Cash flows from investing activities	**(1,110,606)**	**(1,242,663)**
Cahs flows from financing activities		
Employee share ownership plan	0	20,739
Expenses related to the stock-for-stock offer	0	(645)
Dividends paid to parent Company Shareholders	(133,312)	(130,692)
Other dividends paid	(51,994)	(49,669)
Total	(185,306)	(160,267)
Change in long and short-term debt	(187,629)	513,936
Net change in working capital	33,252	(46,811)
Net cash (used) provided by financing activities	**(339,683)**	**306,858**
Effect of exchange rate changes on cash and cash equivalents	(4,910)	(41,759)
Change in cash and cash equivalents	**(118,258)**	**564,588**
Cash and cash equivalents at beginning of period	**1,773,656**	**1,209,068**
Cash and cash equivalents at the period-end	**1,655,398**	**1,773,656**
Including - Cash	1,420,140	1,234,168
- Cash equivalents	235,258	539,488


At December 31
2004

Notes to the Consolidated Financial Statements as at December 31, 2004

Consolidation principles

The consolidated financial statements have been prepared in accordance with French generally accepted accounting principles, including standard CRC 99-02 published by *Comité de la Réglementation Comptable* dealing with Consolidated Financial Statements.

Basis of consolidation

- Manufacturing, sales and finance companies, special purpose entities and other entities that are 100% controlled by *Compagnie Générale des Etablissements Michelin* under paragraph 1002 of CRC 99-02 mentioned above, are fully consolidated.
- Companies over which *Compagnie Générale des Etablissements Michelin* exercises considerable influence are consolidated by the equity method.
- Pursuant to Article L.233-19 of the French *Code de Commerce*, certain companies are not consolidated, either because they are not material in relation to the Group as a whole or because of substantial and lasting restrictions on fund transfers to other Group companies.

Accounting policies

1. All consolidated companies have a December 31 year-end. The consolidated financial statements are prepared from the financial statements of the individual Group companies submitted for approval at their respective Annual Shareholders' Meetings, as adjusted to comply with Group accounting policies and presentation rules.

2. Financial statements of foreign subsidiaries outside the euro zone are translated into euros as follows:

- Balance sheet items are translated at year-end exchange rates,
- Income statement items are translated at the average rate for the year.

The financial statements of subsidiaries operating in countries with hyperinflationary economies are:

- either translated into the relevant functional currency for their economic environment,
- or translated at the year-end rate, after revaluation of non-monetary assets and liabilities based on published local indices.

Differences arising from the translation of opening balance sheet items and year-end rate net income are recorded in Shareholders' equity under "Retained earnings", with minority interests shown separately.

Summary of significant accounting policies

The financial statements for the year to December 31, 2004 have been prepared in accordance with generally accepted accounting principles and with due regard to the principles of prudence, separation of accounting years and continuity of trading.

The main accounting policies applied are as follows:

a) Goodwill

Goodwill represents the difference between the cost of shares in consolidated companies and the Group's equity in the underlying net assets after fair value adjustments to identifiable assets and liabilities.

The goodwill amortization period is determined according to constant Group findings:

- Goodwill arising on acquisition of manufacturing companies is amortized on a straight-line basis over 20 years;
- Goodwill arising on acquisition of non-manufacturing companies is amortized in full in the year of acquisition.

Amortization may be accelerated following review of industrial company goodwill inventory value. Negative goodwill is charged to earnings in line with changes in the risk profile of companies acquired.

b) Intangible assets

Intangible assets consist mainly of purchased or internally-developed software, amortized over three years, and a number of purchased goodwill, amortized in full in the year of acquisition. No research and development costs are recognized under this heading.

c) Property, plant and equipment

Property, plant and equipment are stated at purchase or production cost.

Effective January 1, 1999, assets acquired under finance leases are recorded under assets and an obligation in the same amount is recorded under liabilities.

Depreciation is calculated on a straight-line basis over the average useful life of the assets. The main useful lives applied are as follows:

- buildings: 25 years;
- plant and equipment: 12 years;
- other: 2 to 12 years.

If the carrying amount of property, plant and equipment exceeds their net realizable value owing to a development, which is either actual or expected, an impairment charge is recorded.

d) Investments

Investments in non-consolidated companies are stated at acquisition cost. Market value corresponds to the stock market price in the case of quoted investments and the Group's equity in the underlying net assets in all other cases. An impairment charge is recorded when market value is less than the net book value.

Other investments are also stated at cost and an impairment charge is recorded when necessary.

e) Inventories

Inventories are stated at purchase or production cost, determined by the weighted average cost method.

Where necessary, finished product inventories are written down to net realizable value and corresponding depreciation provisions made.

f) Trade receivables

Trade receivables are stated at nominal value, including receivables sold to special purpose entities in connection with securitizations. Allowances for doubtful accounts are determined on a case-by-case basis or according to the age of the receivables.

The methods used to convert foreign currency receivables into euros are described in note **k**.

g) Other receivables, prepaid expenses and accrued income

Prepaid expenses and accrued income include:

- post-retirement commitments: the excess of the fair value of plan assets, adjusted for unrecognized actuarial gains and losses and past service costs, over the present value of defined benefit obligations.
- deferred taxes: deferred tax assets arising from deductible time differences and tax loss carry-forwards, determined separately for each individual company.

The accounting treatment of post-retirement commitments and deferred taxes is described in notes **l** and **m** respectively.

h) Provisions for contingencies and charges

A provision is booked when the Group has a present legal or constructive obligation as a result of a past event, where it is probable that an outflow of resources will be required to settle the obligation and the amount of the obligation can be reliably estimated.

The main provisions cover:

- post-retirement and other employee benefit commitments: the excess of the present value of defined benefit obligations over the fair value of the plan assets, adjusted for unrecognized actuarial gains and losses and prior service costs,
- deferred taxes: deferred taxes arising from taxable time differences, determined separately for each individual company,
- reorganization: estimated amounts corresponding to measures adopted by the Group and announced before the year-end.

The accounting treatment of post-retirement commitments and deferred taxes is described in notes **l** and **m** respectively.

Provisions for contingencies and charges recorded in the accounts of individual Group companies for the sole purpose of complying with local tax laws are reclassified under Shareholders' equity, net of deferred taxes.

i) Financial instruments

Currency risk

Group policy consists of hedging exposures to currency risks using various market instruments, including forward contracts and options.

Foreign currency receivables and payables of the same type and with similar maturity are netted off and only the net exposure is hedged.

Hedging contracts are recognized in the balance sheet at the date of inception.

Profit and loss resulting from currency translations recorded at closing exchange rates are booked in the statement of income.

Premiums and discounts are recognized under assets for the term of the contracts, except for forward transactions, which are deferred until recognition of such transactions.

Premiums paid on options contracts are immediately written in the consolidated statement of income.

Interest rate risk

Interest rate risk management policies are coordinated and monitored at Group level with a view to protecting future cash flows and reducing interest-rate volatility.

Short-term positions are managed at the level of the individual countries.

The Group uses several instruments available on the market, and in particular interest rate swap or forward interest rate contracts.

Firm contracts are recorded in the balance sheet upon inception. They are not revalued at market value.

Premiums paid on options contracts are immediately written in the consolidated statement of income.

j) Investment grants

Investment grants are recorded in liabilities under "Other payables, deferred income and accrued expenses" and are written back to the income statement over periods not exceeding the depreciation period of the assets financed by the grants.

k) Foreign currency receivables and payables

Foreign currency receivables and payables are converted into euros at the exchange rate ruling on the transaction date. Their value is adjusted at year-end based on the then ruling exchange rate and the resulting exchange difference is recorded in the income statement.

l) Post-retirement and other employee benefit obligations

A summary of related significant accounting policies is provided in note **13**.

m) Income tax

The income tax charge includes both current and deferred taxes. Deferred taxes are calculated by the liability method, on a company-by-company basis, on:

- time differences between the book value of assets and liabilities and their tax basis,
- tax loss carry-forwards, to the extent that their future utilization is considered probable.

Deferred tax assets and liabilities are not discounted.

n) Research and development costs

Research and development costs are expensed in the year in which they are incurred.

o) Net non-recurring income and expenses

Non-recurring items correspond to income and expenses not arising in connection with the Group's ordinary operations, including reorganization costs and gains and losses on disposals of fixed assets.

p) Basic earnings per share

Basic earnings per share are calculated by dividing net income Group share by the weighted average number of shares outstanding during the year, including *Compagnie Générale des Etablissements Michelin* shares carried on the assets side of the balance sheet under "Short-term investments", less any shares canceled during the year.

Diluted earnings per share are calculated by adjusting net income and the weighted average number of shares for the effects of dilutive potential shares. Where the proceeds from exercise of dilutive potential shares are received upon exercise of the corresponding rights, the proceeds are assumed to be used to purchase shares at the average market price for the period, in accordance with the treasury stock method.

q) List of consolidated companies

	Registered office	Country	% stake
1. Parent Company			
• Compagnie Générale des Établissements Michelin	Clermont-Ferrand	France	
2. Fully-consolidated companies			
Manufacturing companies			
• Manufacture Française des Pneumatiques Michelin	Clermont-Ferrand	France	99.99
• Michelin Roues France	La Chapelle Saint Luc	France	99.99
• Pneu Laurent	Avallon	France	99.99
• Pneumatiques Kléber	Toul	France	99.99
• Simorep et Cie - Société du Caoutchouc Synthétique Michelin	Bassens	France	99.99
• Société de Développement Mécanique	Wattignies	France	99.99
• S.O.D.G.	Clermont-Ferrand	France	99.99
• Michelin Algérie SPA	Algiers	Algeria	70.00
• Laurent Reifen GmbH	Oranienburg	Germany	100.00
• Michelin Kronprinz Werke GmbH	Solingen	Germany	100.00
• Michelin Reifenwerke KGaA	Karlsruhe	Germany	100.00
• Sociedade Michelin de Participações, Indústria e Comércio Ltda.	Rio de Janeiro	Brazil	100.00
• Michelin North America (Canada) Inc.	Laval	Canada	100.00
• Michelin Shenyang Tire Co., Ltd.	Liaoning Province	China	100.00
• Shanghai Michelin Warrior Tire Co., Ltd.	Shanghai	China	70.00
• Industria Colombiana de Llantas S.A.	Cali	Colombia	99.92
• Michelin España Portugal, S.A.	Tres Cantos	Spain	99.79

	Registered office	Country	% stake
◦ American Synthetic Rubber Company, LLC	Wilmington	USA	100.00
◦ Michelin Aircraft Tire Company, LLC	Wilmington	USA	100.00
◦ Michelin North America, Inc.	New York	USA	100.00
◦ Michelin Hungaria Tyre Manufacture Ltd.	Nyíregyháza	Hungary	100.00
◦ Michelin Apollo Tyres Private Limited	New Delhi	India	51.00
◦ Società per Azioni Michelin Italiana	Turin	Italy	100.00
◦ Nihon Michelin Tire Co., Ltd.	Tokyo	Japan	100.00
◦ Industrias Michelin, S.A. de C.V.	Mexico	Mexico	100.00
◦ Michelin (Nigeria) Limited	Nigeria	Nigeria	80.00
◦ Michelin Polska S.A.	Olsztyn	Poland	100.00
◦ Michelin Romania Retreading S.R.L.	Bucarest	Romania	100.00
◦ Michelin Romsteel Cord S.A.	Zalau	Romania	100.00
◦ Silvania S.A.	Zalau	Romania	99.94
◦ Victoria S.A.	Floresti	Romania	99.21
◦ Michelin Tyre Public Limited Company	England and Wales	United Kingdom	100.00
◦ LLC "Michelin Russian Tyre Manufacturing Company"	Davydovo village	Russia	100.00 [a)]
◦ Treadmaster Taiwan Ltd.	Mia-Li County	Taiwan	100.00
◦ Michelin Siam Co., Ltd.	Chonburi	Thailand	60.00
◦ Siam Steel Cord Co., Ltd.	Rayong	Thailand	60.00
◦ Siam Tyre Industry Co., Ltd.	Saraburi	Thailand	60.00
◦ Siam Tyre Phra Pradaeng Co., Ltd.	Samutprakarn	Thailand	60.00
◦ Thai Recamic Co., Ltd.	Bangkok	Thailand	60.00
◦ Thai Tyre Mould Co., Ltd.	Chonburi	Thailand	60.00
◦ Tekersan Jant Sanayi A.S.	Istanbul	Turkey	99.52
Distribution companies			
◦ Euromaster France	Grenoble	France	86.68
◦ Michelin Aircraft Tyre	Clermont-Ferrand	France	99.99
◦ Recamic Services	Clermont-Ferrand	France	100.00
◦ Société d'Exportation Michelin	Clermont-Ferrand	France	100.00
◦ Transityre France	Clermont-Ferrand	France	100.00
◦ Michelin Tyre Company South Africa (Proprietary) Limited	Johannesburg	South Africa	100.00
◦ Euromaster Holding GmbH	Kaiserslautern	Germany	99.98
◦ Michelin Argentina Sociedad Anónima, Industrial, Comercial y Financiera	Buenos Aires	Argentina	100.00
◦ Michelin Reifenverkaufsgesellschaft m.b.H.	Vienna	Austria	100.00
◦ Michelin Australia Pty Ltd	Melbourne	Australia	100.00
◦ Michelin Belux S.A.	Zellik	Belgium	100.00
◦ Michelin Espírito Santo – Comércio, Importações e Exportações Ltda.	Espírito Santo	Brazil	100.00
◦ Société Moderne du Pneumatique Camerounais	Douala	Cameroon	100.00
◦ Michelin Retread Technologies (Canada) Inc.	New Glasgow	Canada	100.00
◦ Michelin Chile Ltda.	Santiago of Chile	Chile	100.00
◦ Michelin (Shanghai) Trading Co., Ltd.	Shanghai	China	100.00
◦ Michelin Korea Co., Ltd.	Seoul	South Korea	100.00
◦ Société Moderne du Pneumatique Ivoirien	Abidjan	Ivory Coast	99.90
◦ Michelin Gummi Compagni A/S	Brøndby	Denmark	100.00
◦ Scanrub Holding A/S	Viborg	Denmark	99.94
◦ Michelin Rehvide AS	Tallinn	Estonia	100.00
◦ Michelin Retread Technologies, Inc.	Wilmington	USA	100.00
◦ Tire Centers, LLC	Wilmington	USA	100.00
◦ Oy Suomen Michelin Ab	Espoo	Finland	100.00
◦ Elastika Michelin A.E.	Halandri	Greece	100.00
◦ Michelin Asia (Hong Kong) Limited	Hong-Kong	Hong-Kong	100.00

	Registered office	Country	% stake
• Michelin Central Europe Commercial Company Limited by Shares	Budapest	Hungary	99.98
• Taurus Carbonpack Commercial and Supplying Ltd.	Tuzsér	Hungary	100.00
• Michelin India Private Limited	New Delhi	India	100.00
• Michelin Riepas SIA	Riga	Lettonia	100.00
• UAB Michelin Padangos	Vilnius	Lituania	100.00
• Michelin Malaysia Sdn. Bhd.	Malaysia	Malaysia	100.00
• Société Moderne du Pneumatique Malien	Bamako	Mali	100.00
• Michelin Tyre Services Company Ltd.	Nigeria	Nigeria	60.28
• Norsk Michelin Gummi AS	Lørenskog	Norway	100.00
• M. Michelin & Company Limited	New-Zealand	New-Zealand	100.00
• Eurodrive Services and Distribution N.V.	Amsterdam	The Netherlands	99.94
• Michelin Nederland N.V.	Drunen	The Netherlands	100.00
• Transityre B.V.	Breda	The Netherlands	100.00
• Michelin del Perú S.A.	Lima	Peru	100.00
• Michelin Polska Sp. z o.o.	Warsaw	Poland	100.00
• Michelin-Companhia Luso-Pneu, Limitada	Loures	Portugal	100.00
• Michelin Ceská republika s.r.o.	Prague	Czech Republic	100.00
• Michelin Romania S.A.	Bucarest	Romania	100.00 [(a)]
• Associated Tyre Specialists Limited	England and Wales	United Kingdom	99.94
• Michelin Lifestyle Limited	England and Wales	United Kingdom	100.00
• Michelin Tyres Russian General Agency ZAO	Moscow	Russia	100.00
• Société Commerciale Michelin Sénégal	Dakar	Senegal	100.00
• Michelin Asia (Singapore) Co. Pte. Ltd.	Singapore	Singapore	100.00
• Michelin Slovensko, s.r.o.	Bratislava	Slovake Repub.	100.00
• Michelin Slovenija, pnevmatike, d.o.o.	Ljubljana	Slovenia	100.00
• Michelin Nordic AB	Stockholm	Sweden	100.00
• Société Anonyme des Pneumatiques Michelin	Givisiez	Switzerland	100.00
• Michelin Chun Shin Ltd.	Taipei	Taïwan	97.97
• Michelin Aircraft Tire Asia Limited	Bangkok	Thailand	100.00
• Michelin Siam Marketing & Sales Co., Ltd.	Bangkok	Thailand	60.00
• Michelin Lastikleri Ticaret A.S.	Istanbul	Turkey	100.00
• Michelin Venezuela, S.A.	Valencia	Venezuela	100.00
• Miscellaneaous distribution companies in Europe and other regions.			
Finance companies and others			
• Michelin Développement	Clermont-Ferrand	France	100.00
• Michelin Middle East	Clermont-Ferrand	France	70.00
• Participation et Développement Industriels - PARDEVI	Clermont-Ferrand	France	100.00
• Société Civile Immobilière Michelin	Clermont-Ferrand	France	99.99
• Société Civile Immobilière Michelin Breteuil	Paris	France	99.99
• Société de Technologie Michelin	Clermont-Ferrand	France	100.00
• Société des Procédés Industriels Modernes	Clermont-Ferrand	France	99.99
• Spika	Clermont-Ferrand	France	100.00
• ViaMichelin	Boulogne-Billancourt	France	100.00
• ViaMichelin Deutschland GmbH	Griesheim	Germany	100.00
• Publicité Internationale Intermedia S.A.	Brussels	Belgium	50.03
• Société pour le Traitement de l'Information TRINFOVER	Zellik	Belgium	100.00
• Michelin Investment Holding Company Limited	Bermuda	Bermuda	100.00
• Plantações E. Michelin Ltda.	Rio de Janeiro	Brazil	100.00
• Plantações Michelin da Bahia Ltda.	Rio de Janeiro	Brazil	100.00

(a) The stake held by European Bank for Reconstruction and Development (EBRD) in LLC "Michelin Russian Tyre Manufacturing Company" (47.42%) and Michelin Romania S.A. (14.76%) has been exceptionally treated as a source of funds.

	Registered office	Country	% stake
∘ Michelin Canada, Inc.	Halifax	Canada	100.00
∘ Michelin (China) Investment Co., Ltd.	Shanghai	China	100.00
∘ Michelin Tire Research and Development Center (Shanghai) Co., Ltd.	Shanghai	China	100.00
∘ Albar Recuperaciones y Reciclajes, S.L.	Tres Cantos	Spain	99.79
∘ ViaMichelin España, S.L.	Tres Cantos	Spain	100.00
∘ CR Funding Corporation	Wilmington	USA	100.00
∘ Michelin Americas Research & Development Corporation	Wilmington	USA	100.00
∘ Michelin Corporation	New York	USA	100.00
∘ Michelin Asia-Pacific Export (HK) Limited	Hong-Kong	Hong-Kong	100.00
∘ Michelin Asia-Pacific Import (HK) Limited	Hong-Kong	Hong-Kong	100.00
∘ Michelin Asia-Pacific Import-Export (HK) Limited	Hong-Kong	Hong-Kong	100.00
∘ Mireis Limited	Dublin	Ireland	100.00
∘ Miripro Insurance Company Limited	Dublin	Ireland	100.00
∘ Oboken Limited	Dublin	Ireland	100.00
∘ Tayar Receivables Company	Dublin	Ireland	0.13
∘ ViaMichelin Italia S.r.l.	Milan	Italy	100.00
∘ Michelin Research Asia Co., Ltd.	Tokyo	Japan	100.00
∘ Michelin Luxembourg SCS	Luxemburg	Luxemburg	100.00
∘ Michelin Mexico Holding, S.A. de C.V.	Mexico	Mexico	100.00
∘ Araromi Rubber Estates Limited	Nigeria	Nigeria	56.39
∘ Michelin Development Company Limited	Nigeria	Nigeria	100.00
∘ Osse River Rubber Estates Limited	Nigeria	Nigeria	69.80
∘ Utagba Uno Rubber Estates Limited	Nigeria	Nigeria	69.80
∘ Waterside Rubber Estates Limited	Nigeria	Nigeria	80.00
∘ Fitlog B.V.	's-Hertogenbosch	The Netherlands	100.00
∘ Michelin Finance (Pays-Bas) B.V.	Amsterdam	The Netherlands	100.00
∘ Michelin Holding (Pays-Bas) B.V.	Amsterdam	The Netherlands	100.00
∘ Michelin Purchasing B.V.	Amsterdam	The Netherlands	100.00
∘ Michelin Europe (EEIG)	England and Wales	United Kingdom	99.96
∘ Michelin Services Ltd	England and Wales	United Kingdom	100.00
∘ ViaMichelin UK Limited	England and Waless	United Kingdom	100.00
∘ Michelin Asia-Pacific Pte Ltd	Singapore	Singapore	100.00
∘ Société des Matières Premières Tropicales Pte. Ltd.	Singapore	Singapore	100.00
∘ Compagnie Financière Michelin	Granges-Paccot	Switzerland	100.00
∘ Michelin Participations S.A.	Granges-Paccot	Switzerland	99.95
∘ Michelin Recherche et Technique S.A.	Granges-Paccot	Switzerland	100.00
∘ M.S. Enterprises Holding Co., Ltd.	Bangkok	Thailand	50.50
∘ Michelin Research Asia (Thailand) Co., Ltd.	Bangkok	Thailand	100.00
∘ Michelin Siam Group Co., Ltd.	Bangkok	Thailand	60.00
∘ ThaiFit Co., Ltd.	Chonburi	Thailand	60.00
3. Companies accounted for by the equity method			
∘ Aliapur	Lyon	France	28.57
∘ Innovations in Safety Systems	Drancy	France	50.00
∘ EnTire Solutions, LLC	Wilmington	USA	50.00
∘ RubberNetwork.com, LLC	Wilmington	USA	27.75
∘ SMP Melfi S.r.l.	Melito di Napoli	Italy	50.00
∘ Michelin Tire Chiba HBKK	Chiba	Japan	37.50
∘ Michelin Tire Fukushima HBKK	Fukushima	Japan	39.17
∘ Michelin Tire Shizuoka HBKK	Shizuoka	Japan	35.00
∘ Michelin Tire Yamanashi HBKK	Yamanashi	Japan	35.00
∘ TIGAR MH, d.o.o., Pirot	Pirot	Serbia and Montenegro	25.00

	Registered office	Country	% stake
• Global Run-Flat Systems Research, Development and Technology B.V.	Amsterdam	The Netherlands	50.00
• MC Projects B.V.	Amsterdam	The Netherlands	50.00
• Woco Michelin AVS B.V.	Amsterdam	The Netherlands	49.00
• Sapphire Energy Recovery Limited	England and Wales	United Kingdom	25.00

4. Non-consolidated companies

- Pursuant to Article L.223-19 of the French *Code de Commerce*, various companies that are not material in relation to the Group as a whole have not been consolidated under governing consolidated financial statements.

The above list of the main consolidated companies and companies accounted for by the equity method, which is not exhaustive, complies with the requirements of Article 248-12 of decree No. 67-236 of March 23, 1967 concerning the consolidated financial statements of trading companies.

Acquisitions and partnership agreements entered into in 2004

1. Apollo - India

The partnership agreement signed in November 2003 between Michelin and Apollo Tyres Ltd took effect in March 2004 with:

- acquisition by Michelin of a 14.9% stake in the capital of said company for an amount close to US$30 million,
- and setting up of the Michelin Apollo Tyres Private Ltd JV, 51% held by Michelin and 49% held by Apollo Tyres Ltd. This company will manufacture and distribute truck and bus tires. It will also market and sell all types of tire.

2. PT Gajah Tunggal (TBK) - Indonesia

Michelin and PT Gajah Tunggal Tbk (GT) signed in May 2004 a twin cooperation agreement on manufacture and sale of tires in Indonesia.

Under the manufacturing agreement, GT will manufacture a wide range of passenger car tires for different markets in which Michelin Group operates.

Under the distribution agreement, GT will sell in Indonesia Michelin and BFGoodrich-branded Passenger Car and Light Truck tires, in particular on the replacement market.

Accordingly, Michelin acquired a 10% stake in GT's capital for an amount of US$25 million.

3. Litigation in connection with acquisition of Viborg group in 2003

Owing to failure to reach an agreement on the findings of the due diligence carried out to determine the amount of adjustments to be made as required to the purchase price under the agreements concluded between the seller and Michelin Group, Michelin Group filed an arbitration claim on December 4, 2003 before the Paris international arbitration court of *Chambre de Commerce Internationale.*

3.1. Contention points arising from Michelin Group's due diligence

3.1.1. The first contention relates to the sums to be paid out to the seller for the net guaranteed assets dealt with under the article on adjustment of the acquisition price.

Michelin Group disagrees with the net asset valuation claimed by the seller. In light of what Michelin Group considers to be the proper downward revision of the acquisition price to be applied pursuant to the agreements between the parties, Michelin Group refuses to pay the balance of €37 million of the acquisition price claimed by the seller.

The large discrepancy between the contractual net guaranteed assets and the actual worth of the net assets as they emerged from the due diligence process led Michelin Group not to include the balance of the price for the purposes of determining goodwill, such goodwill having been fully amortized in 2003.

3.1.2. The second contention arises concerning valuation of seller's receivables on the Viborg companies sold by it to Michelin Group by way of repayment of loans made by Michelin Group to seller.

The €87.7 million amount claimed by Michelin Group in this connection takes into account an €40.2 million valuation difference corresponding, in Michelin Group's opinion, to the amount of the over evaluation of financial debt sold to Michelin Group by seller as repayment of loans granted by Michelin to seller.

This over estimation of financial debt, which results in a reduction in the net asset value of the acquired companies, was, at this stage, retained for the determination of the goodwill, a goodwill which was fully amortized in 2003.

3.2 Status of arbitration proceedings

The arbitration court has been appointed and asked to solve the litigation submitted to it.

Pursuant to the contractual provisions governing dispute between the parties concerning the acquisition price and the repayment of loans granted by Michelin Group to seller, an independent expert was appointed on February 18, 2004 to determine the amounts object of the above-described differences.

The arbitration proceedings are under way and no decision as to the case have so far been rendered by the arbitration court.

At this stage, Michelin Group's accounting positions at December 31, 2003 remain unchanged.

Notes to the consolidated balance sheet

The consolidated financial statements 2004 have been prepared in accordance with French generally accepted accounting principles, including standard CRC 99-02 published by *Comité de la Réglementation Comptable* dealing with consolidated financial statements.

1. Goodwill (in € thousand)

Goodwill can be analyzed as follows:

	Cost	Amortization and allowances	Net book value
Goodwill at January 1, 2003	569,140	(261,780)	307,360
Acquisition of Viborg group	306,549	(306,549)	–
Other increases	55,352	(29,373)	25,979
Decreases	(1,395)	1,395	–
Translation adjustments and other	(69,039)	39,295	(29,744)
Goodwill at December 31, 2003	**860,607**	**(557,012)**	**303,595**
Increases	8,353	(34,302)	(25,949)
Decreases	(308,119)	308,119	–
Translation adjustments and other	(20,792)	15,183	(5,609)
Goodwill at December 31, 2004	**540,049**	**(268,012)**	**272,037**

Downward changes recorded in the period correspond to deconsolidation of fully amortized goodwill.

2. Intangible assets

Intangible assets can be analyzed as follows: (in € thousand)

	Cost	Amortization and allowances	Net book value
Intangible assets at January 1, 2003	489,477	(354,082)	135,395
Increases	91,990	(52,389)	39,601
Decreases	(27,357)	20,463	(6,894)
Translation adjustments and other	(7,353)	2,435	(4,918)
Intangible assets At December 31, 2003	**546,757**	**(383,573)**	**163,184**
Increases	51,528	(58,247)	(6,719)
Decreases	(34,064)	26,262	(7,802)
Translation adjustments and other	19,673	(12,926)	6,747
Intangible assets at December 31, 2004	**583,894**	**(428,484)**	**155,410**

The main movements in 2004 concern software.

The breakdown by category is as follows:

	Cost	Amortization and allowances	Net book value
Software	491,751	(346,727)	145,024
Other intangible assets	92,143	(81,757)	10,386
Total	**583,894**	**(428,484)**	**155,410**

3. Property, plant and equipment

Property, plant and equipment can be analyzed as follows: (in € thousand)

	Cost	Amortization and allowances	Net book value
Property, plant and equipment at January 1, 2003	14,626,442	(8,854,285)	5,772,157
Increases	1,025,808	(776,589)	249,219
Change in scope	214,688	(101,971)	112,717
Decreases	(690,962)	606,560	(84,402)
Translation adjustments and other	(903,640)	517,440	(386,200)
Property, plant and equipment at December 31, 2003	**14,272,336**	**(8,608,845)**	**5,663,491**
Increases	1,065,253	(741,144)	324,109
Change in scope	21,625	(14,795)	6,830
Decreases	(629,064)	542,334	(86,730)
Translation adjustments and other	(317,002)	179,174	(137,828)
Property, plant and equipment at December 31, 2004 (1)	**14,413,148**	**(8,643,276)**	**5,769,872**

Capital expenditure for the year ended December 31, 2004 amounted to €1,065,253 thousand.

The breakdown by category is as follows:

	Cost	Amortization and allowances	Net book value
Land and buildings	3,376,336	(1,681,257)	1,695,079
Plant and equipment	9,073,853	(5,547,967)	3,525,886
Other	1,962,959	(1,414,052)	548,907
Total	**14,413,148**	**(8,643,276)**	**5,769,872**
(1) including assets acquired under finance leases at December 31, 2004	*284,873*	*(86,272)*	*198,601*

4. Investments

Investments can be analyzed as follows: (in € thousand)

	Cost	Allowances	Net book value
Investments at January 1, 2003	648,252	(191,345)	456,907
Eliminations in connection with Viborg group consolidation	(136,098)	–	(136,098)
Other movements for the period	115,253	(12,767)	102,486
Translation adjustments and other	(22,625)	11,678	(10,947)
Investments at December 31, 2003	**604,782**	**(192,434)**	**412,348**
Movements for the period	100,200	2,416	102,616
Translation adjustments and other	(388)	(79)	(467)
Investments at December 31, 2004	**704,594**	**(190,097)**	**514,497**

The increase in the investments item reflects in particular the acquisition of stakes in Apollo Tyres Ltd and PT Gajah Tunggal Tbk.

The breakdown by category is as follows:

	Net book value
Investments in non-consolidated companies and other equity securities	(1) 122,127
Long-term loans and advances and other investments	392,370
Total	**514,497**

(1) including 2,826,000 Peugeot S.A. shares:
- book value 20,801
- market value 131,974

including 3,730,980 Hankook Tyre Co. Ltd shares:
- book value 18,610
- market value 26,962

including 5,712,500 shares of Apollo Tyres Ltd :
- net book value 22,676
- market value 22,676

including 316,800,000 shares of PT Gajah Tunggal Tbk :
- net book value 16,151
- market value 16,151

including 126,002 shares of Média-Participations S.A., Paris :
- book value (unlisted company) 17,671

5. Investments at equity

(in € thousand)

Company	Value at equity at Jan. 1, 2003	Movement for the year 2003	Value at equity at Dec. 31, 2003	Movement for the year 2004	Value at equity at Dec. 31, 2004
Woco Michelin AVS B.V.	55,534	(2,108)	53,426	(5,344)	48,082
MC Projects B.V.	–	–	–	13,134	13,134
Tigar MH, d.o.o.	–	8,509	8,509	(772)	7,737
RubberNetwork.com, LLC	379	(5,561)	– 5,182	204	(4,978)
Other companies	2,427	(375)	2,052	2,149	4,201
Total	**58,340**	**465**	**58,805**	**9,371**	**68,176**
Including:					
Group share of net income (loss)		(8,750)		(1,310)	

MC Projects B.V. (Eurofit operations), previously fully consolidated is now accounted for by the equity method.

6. Inventories

(in € thousand)

	Dec. 31, 2004	Dec. 31, 2003
Raw materials, semi-finished products and other supplies	947,210	885,222
Finished products	2,015,178	1,981,092
Allowances	(103,839)	97,178
Net book value	**2,858,549**	**2,769,136**

7. Trade receivables

(in € thousand)

	Dec. 31, 2004	Dec. 31, 2003
Trade receivables	3,033,288	3,110,766
Allowances	(113,052)	(126,265)
Net book value	**2,920,236**	**2,984,501**

Substantially all trade receivables are due within one year.

Transfer of trade receivables

The Group implemented a trade receivables transfer program allowing maximum external financing:

- a US$550 million until 2005 for North-American operations,
- a €720 million until 2007 for European operations.

The trade receivables transferred and financing received by the consolidated companies (including the relevant ad hoc entities) are still accounted for under Group assets and liabilities.

At December 31, 2004 this amounted to €675 million.

8. Other receivables, prepaid expenses and accrued income

(in € thousand)

	Dec. 31, 2004	Dec. 31, 2003
Other receivables, net [1]	486,542	549,105
Excess of pension plan assets over the related benefit obligations (note **13**)	549,073	489,689
Deferred tax assets (note **m**)	847,676	912,973
Other accruals	73,083	86,420
Total	**1,956,374**	**2,038,187**

(1) In most cases, the other net receivables are due within one year.

9. Investment securities

(in € thousand)

	Dec. 31, 2004	Dec. 31, 2003
Treasury stock	–	4,861
Net value of the other listed securities	–	486
Bank deposits and other cash equivalents	235,258	534,141
Total	**235,258**	**539,488**

Treasury stock

In the course of 2004, *Compagnie Générale des Etablissements Michelin* has acquired 500,192 of its own shares and sold 655,584 shares. As at December 31, 2004, the Company owned no treasury stock.

10. Changes in Shareholders' equity and minority interests

(in € thousand)

	Common stock	Paid-in capital in excess of par	Retained earnings	Translation adjustment	Net income	Share-holders' equity	Minority interests	Total
At Dec. 31, 2002	**283,585**	**1,806,789**	**2,538,160**	**(880,501)**	**580,803**	**4,328,836**	**173,431**	**4,502,267**
Capital increase	380	4,598	–	–	–	4,978	–	4,978
Shareholder Plan	2,809	28,253	– 10,323	–	–	20,739	–	20,739
Dividends paid	–	–	–	–	(169,834)	(169,834)	(10,527)	(180,361)
Appropriation of undistributed income	–	–	398,816	12,153	(410,969)	–	–	–
Net income for the year 2003	–	–	–	–	317,532	317,532	11,330	328,862
Translation adjustment and other	–	–	(11,590)	(163,301)	–	(174,891)	(92,531)	(267,422)
At Dec. 31, 2003	**286,774**	**1,839,640**	**2,915,063**	**(1,031,649)**	**317,532**	**4,327,360**	**81,703**	**4,409,063**
Dividends paid	–	–	–	–	(176,501)	(176,501)	(8,805)	(185,306)
Appropriation of undistributed income	–	–	107,439	33,592	(141,031)	–	–	–
Net income for the year 2004	–	–	–	–	515,138	515,138	12,025	527,163
Translation adjustment and other	–	–	(68)	(64,024)	–	(64,092)	(10,233)	(74,325)
At Dec. 31, 2004	**286,774**	**1,839,640**	**3,022,434**	**(1,062,081)**	**515,138**	**4,601,905**	**74,690**	**4,676,595**

11. Provisions for contingencies and charges

(in € thousand)

	Dec. 31, 2003	Translation adjustments and other	Movements	Reversals (utilized allowances)	Reversals (non-utilized allowances)	Dec. 31, 2004
Post-retirement and other employee benefit obligations [1]	2,292,621	(68,500)	236,754	(183,141)	–	2,277,734
Deferred taxes	41,531	(54)	12,693	(10,009)	–	44,161
Reorganization	421,673	7,419	34,821	(143,424)	(370)	320,119
Other [2]	250,535	(283)	229,953	(125,175)	(8,323)	346,707
Total	**3,006,360**	**(61,418)**	**514,221**	**(461,749)**	**(8,693)**	**2,988,721**

Ventilation by nature:

	Movements	Reversals (non-utilized allowances)
Operating income	319,700	(8,323)
Interest income and expense	1,405	–
Net non-recurring income and expense	180,423	(370)
Income taxes	12,693	–
Total	**514,221**	**(8,693)**

(1) Benefit obligations and other deferred benefits

Note 13 to the consolidated accounts describes the Group's benefit obligations, their amount, the valuation methods applied, their accounting treatment and the annual cost.

(2) Other provisions for risks and charges

The €229 million provision includes in particular an amount of €108 million for the potential loss resulting from the contemplated transfer of Michelin's wheel businesses. This loss was estimated on the basis of the bids made at the end of 2004.

At the end of 1999, Wolber laid off 451 employees after it wound up its Soissons plant. Former Wolber employees had challenged the lay off before the courts, and various proceedings are pending against Wolber before the Amiens Court of Appeal and before the *Cour de Cassation* (Supreme Court), and against *Compagnie Générale des Etablissements Michelin* and *Manufacture Française des Pneumatiques Michelin* before the *Tribunal de Grande Instance* (Court of First Instance) of Clermont-Ferrand.

Based on the status of proceedings as at December 31, 2004 a provision was made in Wolber's accounts for the different proceedings concerning it. The Group moreover does not believe it necessary to make any provision in either of *Compagnie Générale des Etablissements Michelin* and *Manufacture Française des Pneumatiques Michelin*, in so far as to the best of its knowledge, no French jurisdiction ever ordered reopening of a plant as is being sought in the current legal action.

12. Income taxes

Income taxes reported in the income statement can be analyzed as follows:

(in € thousand)

	Dec. 31, 2004	Dec. 31, 2003
Current taxes	274,839	143,540
Deferred taxes	18,212	99,627
Sub-total	**293,051**	**243,167**
Withholding taxes	22,747	18,268
Total	**315,798**	**261,435**

The following table presents a reconciliation of the theoretical tax charge to the actual tax charge:

	Dec. 31, 2004	Dec. 31, 2003
Tax, excluding withholding taxes, on the contribution of Group companies to consolidated income, at standard local tax rates	296,787	299,095
Effect of permanent differences	8,697	7,578
Effect of unrecognized deferred taxes	(40,755)	(47,590)
Effect of changes in tax rates	24,393	2,800
Other effects	3,929	(18,716)
Income taxes reported in the income statement, excluding withholding taxes	**293,051**	**243,167**

	Dec. 31, 2004	Dec. 31, 2003
Total unrecognized deferred tax assets	**252,457**	**308,217**

Deferred tax assets and liabilities break down as follows by category:

	Dec. 31, 2004	Dec. 31, 2003
Deferred tax assets	847,676	912,973
Deferred tax liabilities	(44,161)	(41,531)
Net obligation	**803,515**	**871,442**
Breakdown:		
- time differences	601,644	646,974
- tax loss carryforwards	163,924	221,837
- tax credits	37,947	2,631

13. Post-retirement and other employee benefit obligations

13.1. Description of current schemes

In a number of countries where Michelin Group operates, employees enjoy short-term benefits (such as paid holidays or annual bonuses), and long-term benefits throughout the course of their employment (such as "seniority awards" or "work medals") and post-retirement benefits (such as retirement bonuses, pensions or retiree medical care).

Short-term benefits are recognized in the relevant Group companie's liabilities. The other benefit obligations are treated and met in different ways as described below:

a) Defined contribution schemes (or plans) take the form of payments to external bodies whereby employers are released of any further obligation, as the recipient body will pay the benefits to the employees. In the case of Michelin Group, these are mainly public pension schemes such as are in place in France. In a number of countries, defined benefit schemes are in place in favour of Group employees (as in Poland, Switzerland, and 401K in the United States of America).

b) Defined benefit schemes (or plans), where companies have a legal or constructive obligation towards their employees. Obligations under these plans can be:

- **either funded** over employees' years of service by contributions to an external fund which pays the benefits due to employees. For contributory plans, contributions are paid by the company and the employee; for non-contributory plans, contributions are paid only by the Company.
- **or unfunded and paid directly by the Company** to eligible employees on the vesting date.

For Michelin group, this primarily concerns:
- U.S., U.K. and Canadian pension plans;
- German, Spanish and Italian supplementary pension schemes, retirement bonuses in France and the payment of retirees' healthcare costs in the USA and Canada.

The Projected Benefit Obligation (PBO) under these defined benefit plans is calculated by independent actuaries based on local practice and the conditions of each plan. The projected benefit obligation changes each year based on the following factors:

- Recurring factors:

- Service cost, corresponding to the value of benefits attributed to services rendered by employees during the year,

- Interest cost, corresponding to the increase in the projected benefit obligation due to the passage of time,
- benefit payments.

• Non-recurring factors:
- changes in long-term actuarial assumptions (concerning, for example, inflation rates and future salary levels),
- changes in benefit formula.

Some countries have introduced legislation authorizing or providing that these obligations be funded by employer (and, for contributory plans, employee) contributions to external funds responsible for investing and managing the amounts received. In this case, employers nevertheless retain a legal and constructive obligation towards their employees. The funds management and investment policies differ from country to country and, in some cases, from fund to fund.

The value of plan assets held in external funds also varies, depending on:

• the level of contributions received from employers and employees,
• the level of benefits paid to eligible employees,
• the return on plan assets, including unrealized gains and losses.

Plan assets are valued on a yearly basis, at October 31.

13.2. Actuarial assumptions

To calculate projected benefit obligations, actuaries use a number of long-term assumptions provided by the Company (including inflation rate, rate of salary increases and discount rate). These assumptions are reviewed annually.

Assumptions used at December 31, 2004	North America	Europe	Other
Rate of salary increases (1)	3.00% to 3.25%	2.75% to 3.90%	6.60% to 10.00%
Discount rate	5.75% to 6.25%	4.75% to 5.30%	9.20% to 11.00%
Average remaining service lives	13.1 years	14.0 years	16.4 years
Expected return on plan assets	8.00% to 8.50%	3.50% to 6.75%	9.20%
Actual return on plan assets for the year ended December 31, 2004 (2)	9.90% to 10.00%	4.50% to 8.40%	14.80%

Assumptions used at December 31, 2003	North America	Europe	Other (3)
Rate of salary increases (1)	3.25% to 3.50%	3.00% to 4.00%	2.59% to 10.00%
Discount rate	6.25% to 6.50%	5.50% to 5.75%	2.00% to 11.00%
Average remaining service lives	13.8 years	13.9 years	18.5 years
Expected return on plan assets	8.00% to 8.50%	4.75% to 6.75%	2.00% to 9.20%
Actual return on plan assets for the year ended December 31, 2003 (2)	12.90% to 13.90%	2.00% to 8.30%	not significant

(1) Including all assumptions relating to career development, promotions, seniority and other, over the employee's entire service life.

(2) As of the measurement date.

(3) Brazil and Nigeria in 2004.
Brazil, Nigeria and Japan in 2003.

13.3. Summary of the financial situation of defined benefit plans as at December 31, 2004

(in € thousand)

	Pension plans	Other post-retirement benefit plans (including healthcare)	Total 2004	Total 2003
Projected benefit obligations	4,870,853	–	4,870,853	4,527,392
Fair value of plan assets	(3,965,345)	–	(3,965,345)	(3,761,960)
Funded status	905,508	–	905,508	765,432
Unfunded projected benefit obligations	552,804	1,968,511	2,521,315	2,508,102
Prior service cost	2,889	115,434	118,323	139,771
Unrecognized actuarial gains and losses	(1,366,271)	(450,214)	(1,816,485)	(1,610,373)
Net amount recognized	94,930	1,633,731	1,728,661	1,802,932
Amounts recognized in balance sheet:				
Prepaid benefit cost			(549,073)	(489,689)
Accrued benefit cost			2,277,734	2,292,621

Unrecognized actuarial gains or losses (corresponding to changes in the value of the projected benefit obligations or the value of plan assets) arise primarily from:

- differences between actuarial assumptions and actual experience,
- changes in long-term actuarial assumptions, such as inflation rate, discount rate and future salary levels,
- changes in the benefit formula.

Where actuarial spreads are in excess of 10% of the highest of the PBO and the amount of assets under management, the portion beyond 10% is accounted as payroll costs and gives rise to an annual allocation over the average length of beneficiaries' remaining active life.

At December 31, 2004 actuarial losses amounted to €1,816 million.

13.4. Change in the financial situation of defined benefit plans

(in € thousand)

Defined benefit pension plan Other defined benefit plans (including medical care)		Pensions	Other benefit plans	Aggregate
Present value of obligations				
Opening balance at January 1, 2004		5,013,019	2,022,475	**7,035,494**
Exchange rate variations		(160,958)	(96,567)	(257,525)
Variation in scope of consolidation		–	–	–
Current service cost		98,513	52,366	150,879
Interest cost		283,713	113,070	396,783
Plan reorganization cost recognized in the year		4,058	–	4,058
Benefits paid		(238,906)	(139,964)	(378,870)
Other items		3,690	779	4,469
(-)Unrecognized actuarial gain/loss generated during the year		420,528	16,352	436,880
Unrecognized plan reorganization costs		–	–	–
At December 31, 2004	**A**	**5,423,657**	**1,968,511**	**7,392,168**
Fair value of plan assets				
Opening balance at January 1, 2004		3,761,919	41	3,761,960
Exchange rate variations		(139,721)	–	(139,721)
Expected return on plan assets		274,663	–	274,663
Contributions		212,331	–	212,331
Administration costs		(4,160)	–	(4,160)
Benefits paid		(219,825)	–	(219,825)
Other items		41	(41)	–
Unrecognized actuarial gain/(-)loss generated during the year		80,097	–	80,097
At December 31, 2004	**B**	**3,965,345**	**–**	**3,965,345**
Benefit plan unrecognized actuarial gain/loss of the year				
Opening balance at January 1, 2004		1,114,794	355,808	1,470,602
Exchange rate variations		(43,094)	(28,692)	(71,786)
Variation in scope of consolidation		(34)	34	–
Amortization of unrecognized actuarial differences		(48,232)	(20,775)	(69,007)
Amortization of unrecognized plan reorganization costs		(67)	12,055	11,988
Unrecognized actuarial differences generated during the year		340,570	16,350	356,920
Unrecognized plan reorganization costs generated during the year		(555)	–	(555)
At December 31, 2004	**C**	**1,363,382**	**334,780**	**1,698,162**
Net liability in balance sheet				
At December 31, 2004	**D=A-B-C**	**94,930**	**1,633,731**	**1,728,661**

13.4.1. Regional breakdown of the financial situation of other defined benefit plans

(in € thousand)

		Other defined benefit plans (including medical care)			
		North America	Europe	Other zones	Aggregate
Present value of obligations					
Opening balance at January 1, 2004		2,484,878	2,501,654	26,487	5,013,019
Exchange rate variations		(158,087)	(2,951)	80	(160,958)
Change in scope of consolidation		–	–	–	–
Current service cost		52,799	45,061	653	98,513
Interest cost		146,850	135,908	955	283,713
Plan reorganization cost recognized in the year		1,681	1,958	419	4,058
Benefits paid		(131,530)	(107,304)	(72)	(238,906)
Other items		3,758	(914)	846	3,690
(-) Unrecognized actuarial gain/loss generated during the year		90,808	329,220	500	420,528
Unrecognized plan reorganization costs		–	–	–	–
At December 31, 2004	**A**	**2,491,157**	**2,902,632**	**29,868**	**5,423,657**
Fair value of plan assets					
Opening balances at January 1, 2004		2,224,952	1,530,322	6,645	3,761,919
Exchange rate variations		(137,443)	(2,330)	52	(139,721)
Expected return on plan assets		173,297	100,753	613	274,663
Contributions		144,336	67,995	–	212,331
Administration costs		–	(4,160)	–	(4,160)
Benefits paid		(131,486)	(88,267)	(72)	(219,825)
Other items		–	41	–	41
Unrecognized actuarial gain/(-)loss generated during the year		34,160	45,567	370	80,097
At December 31, 2004	**B**	**2,307,816**	**1,649,921**	**7,608**	**3,965,345**
Unrecognized actuarial gains/losses					
Opening balance at January 1, 2004		627,529	487,844	(579)	1,114,794
Exchange rate variations		(42,257)	(833)	(4)	(43,094)
Variation in scope of consolidation		–	– 34	–	(34)
Amortization of unrecognized actuarial differences		(26,461)	(21,771)	–	(48,232)
Amortization of unrecognized plan reorganization costs		(67)	–	–	(67)
Unrecognized actuarial differences generated during the year		56,784	283,656	130	340,570
Unrecognized plan reorganization costs generated during the year		(554)	– 1	–	(555)
At December 31, 2004	**C**	**614,974**	**748,861**	**(453)**	**1,363,382**
Net liability in balance sheet					
At December 31, 2004	**D=A-B-C**	**(431,633)**	**503,850**	**22,713**	**94,930**

13.4.2. Regional breakdown of the financial situation of other defined benefit plans

(in € thousand)

		Other defined benefit plans (including medical care)			
		North America	Europe	Other zones	Aggregate
Present value of obligations					
Opening balance at January 1, 2004		1,359,640	563,380	99,455	2,022,475
Exchange rate variations		(96,163)	(25)	(379)	(96,567)
Change in scope of consolidation		–	–	–	–
Current service cost		20,474	31,268	624	52,366
Interest cost		76,061	35,649	1,360	113,070
Plan reorganization cost recognized in the year		–	–	–	–
Benefits paid		(86,018)	(53,216)	(730)	(139,964)
Other items		2,846	(3,442)	1,375	779
(-) Unrecognized actuarial gain/loss generated during the year		(20,855)	36,314	893	16,352
Unrecognized plan reorganization costs		–	–	–	–
At December 31, 2004	**A**	**1,255,985**	**609,928**	**102,598**	**1,968,511**
Fair value of plan assets					
Opening balances at January 1, 2004		–	42	(1)	41
Exchange rate variations		–	–	–	–
Expected return on plan assets		–	–	–	–
Contributions		–	–	–	–
Administration costs		–	–	–	–
Benefits paid		–	–	–	–
Other items		–	(42)	1	(41)
Unrecognized actuarial gain/(-)loss generated during the year		–	–	–	–
At December 31, 2004	**B**	**–**	**–**	**–**	**–**
Unrecognized actuarial gains/losses					
Opening balance at January 1, 2004		405,659	(51,352)	1,501	355,808
Exchange rate variations		(28,650)	2	(44)	(28,692)
Variation in scope of consolidation		–	34	–	34
Amortization of unrecognized actuarial differences		(23,626)	2,880	(29)	(20,775)
Amortization of unrecognized plan reorganization costs		11,319	736	–	12,055
Unrecognized actuarial differences generated during the year		(20,855)	36,312	893	16,350
Unrecognized plan reorganization costs generated during the year		–	–	–	–
At December 31, 2004	**C**	**343,847**	**(11,388)**	**2,321**	**334,780**
Net liability in balance sheet					
At December 31, 2004	**D=A-B-C**	**912,138**	**621,316**	**100,277**	**1,633,731**

13.5. Changes in financial statements

13.5.1. Balance sheet

(in € thousand)

	Defined Benefit pension plans	Other Defined Benefit pension plans (including medical care)	Total 2004	Total 2003
At January 1, 2004	136,306	1,666,626	1,802,932	2,213,854
Exchange rate variations	22,736	(67,202)	(44,466)	(166,626)
Charges recognized for the year	158,001	172,833	330,834	347,440
Contributions paid to fund managers	(205,748)	–	(205,748)	(128,502)
Benefits directly paid to beneficiaries	(18,200)	(138,147)	(156,347)	(209,613)
Variation of scope of consolidation	(41)	(379)	(420)	23,350
Benefit plan changes recorded as exceptional gain	1,876	–	1,876	(276,971)
At December 31, 2004	**94,930**	**1,633,731**	**1,728,661**	**1,802,932**

Annual charges are determined by independent actuaries at the start of the financial year, as follows:
- charges corresponding to acquisition of an additional year of rights ("Cost of services rendered during the financial year"),
- charge corresponding to annual discount ("Financial cost"),
- income from estimated return on assets ("Expected return from plan assets"),
- gain/loss from changes in plan services ("Cost of passed services"),
- gain/loss from any reduction or liquidation of plan.

13.5.2. Consolidated statement of income

In 2004, net charges recorded in the consolidated statement of income amounted to €348.5 million, breaking down as follows (based on the average rate for the period):

Net charges recorded in the consolidated statement of income	2004	2003
Cost of service	154,197	178,130
Interest Costs	418,679	440,462
Expected asset return	(291,709)	(275,474)
Actuarial gain/loss generated in the year	74,205	53,970
Cost of past services	(10,360)	(2,269)
Effect of reductions or liquidations of benefit plans	1,527	(27,032)
Sub-total recorded under payroll costs	346,539	367,787
Plan changes recognized as exceptional gain	2,004	(306,570)
Total	**348,543**	**61,217**

13.6. Share Option Plans

Share Option Plan Situation as at December 31, 2004:

Date			Number of options				call
Allocation	Call	Expiry	Allocated	called	cancelled	balance	price in euros
May 2002	May 2006	May 2011	716,600	0	17,100	699,500	44.00
May 2003	May 2007	May 2012	243,000	0	4,200	238,800	32.25
Nov. 2003	Nov. 2007	Nov. 2012	226,200	0	2,000	224,200	34.00
May 2004	May 2008	May 2013	179,900	0	0	179,900	40.00
July 2004	July 2008	July 2013	129,100	0	1,200	127,900	44.50

14. Subordinated debt and other long and short-term debt

(in € thousand)

	At Dec. 31, 2004	Due within one year	Due in 1 to 5 years	Due in more than five years	At Dec. 31, 2003
Subordinated debt	500,000	–	–	500,000	500,000
Other long and short-term debt:	**500,000**	**–**	**–**	**500,000**	**500,000**
Other long and short-term debt:					
- Convertible bonds	1,824,919	70,021	1,254,898	500,000	1,890,161
- Trade receivable securitizations (note 7)	675,066	675,066	–	–	788,976
- Lease purchases	246,020	57,908	107,707	80,405	257,286
- Other long and short-term debt	1,632,718	1,202,027	408,491	22,200	1,777,095
Subtotal, other long and short-term debt	**4,378,723**	**2,005,022**	**1,771,096**	**602,605**	**4,713,518**
Total	**4,878,723**	**2,005,022**	**1,771,096**	**1,102,605**	**5,213,518**

Debt secured by collateral at December 31, 2004
excluding lease purchases and trade receivable securitizations: 76,594

Subordinated debt

On December 3, 2003, the Group made a 30-year €500 million last-ranking subordinated issue (TSDR – *Titres Subordonnés de Dernier Rang*), callable from December 3, 2013 at the Group's sole discretion, at par and in cash, in quarterly payments.

Initially fixed at 6.375%, the coupon will be calculated from December 3, 2013, based on 3-month Euribor plus 2.95%.

Where no *Compagnie Générale des Etablissements Michelin* dividend distributions or prepayments are made, the TSDRs provide for a differed coupon payment option.

Bond issue

In April 2002, the Group launched a bond issue in two tranches:

- €1 billion tranche with a 6.125% coupon, maturing in April 2009,
- €500 million tranche with a 6.5% coupon, maturing in April 2012.

In November 2004, the Group bought up and cancelled an €50 million block from the bond tranche due to mature in April 2009.

Net debt at December 31, 2004 breaks down as follows (in € thousand):

- Subordinated debt	500,000
- Long and short-term debt	4,378,723
- Cash equivalents and other short-term investments	(235,258)
- Cash	(1,420,140)
Total	**3,223,325**

Long and short-term debt breaks down as follows between fixed and floating rate debt and by currency, after taking into account financial instruments:

(in € thousand)

Currency	Floating rate	Fixed rate	Average life of fixed rate debt	Total long and short-term debt	% by currency
Euro and EMU currencies	101,422	1,568,399	6.1	1,669,821	51.8
Swiss franc	(835,626)	6,482	3.7	(829,144)	(25.7)
Pound sterling	250,255	–	–	250,255	7.8
Other non-euro-zone currencies	229,657	–	–	229,657	7.1
Total European currencies	**(254,292)**	**1,574,881**	**6.1**	**1,320,589**	**41.0**
U.S. dollar	954,090	165,010	5.0	1,119,100	34.7
Canadian dollar	108,814	–	–	108,814	3.4
Total dollar zone	**1,062,904**	**165,010**	**5.0**	**1,227,914**	**38.1**
Other currencies	610,863	63,959	2.3	674,822	20.9
Total	**1,419,475**	**1,803,850**	**5.9**	**3,223,325**	**100.0**

15. Off-balance sheet commitments

(in € thousand)

	Dec. 31, 2004	Dec. 31, 2003
Commitments given:		
Guarantees given	125,998	75,715
Future minimum lease payments under non-cancelable operating leases	641,243	646,709
Discounted bills	5,392	5,808
Total	**772,633**	**728,232**
Commitments received:		
Guarantees received	160,862	154,092

Notes to the consolidated statement of income

The consolidated financial statements have been prepared in accordance with French generally accepted accounting principles, including standard CRC 99-02 published by *Comité de la Réglementation Comptable* dealing with consolidated financial statements.

16. Payroll costs and number of employees

(in € thousand)

	2004	2003
Payroll costs	4,871,909	4,996,925
Average number of employees of fully-consolidated companies	126,474	127,210

17. Research and development costs (in € thousand)

Research and development costs amount to:
- 2004: 673,774
- 2003: 710,475

18. Impairment charges

(in € thousand)

	2004	2003
Net charges for impairment of:		
– inventories	12,515	(645)
– receivables	(15,190)	9,668

Impairment charges related to inventories are included in "Purchases used in production" and charges related to receivables are included in "Other operating expenses" in the consolidated statement of income.

19. Interest income and expense

(in € thousand)

	2004	2003
Interest income and expense	(195,413)	(211,901)
Exchange gains (losses)	(3,947)	(1,880)
Amortization and net movements in allowances for impairment of financial assets	(6,621)	(4,501)
Net change in provisions	(7,236)	(6,605)
Total	**(213,217)**	**(224,887)**

20. Non-recurring income and expense

(in € thousand)

	2004	2003
Reorganization costs	(55,263)	(192,365)
Other non-recurring items	(150,792)	211,044
Total	**(206,055)**	**18,679**

Restructuring costs break down as follows:	(in € million)
– Europe	(48.5)
– Other regions	(6.8)

Other non-recurring items break down as follows:	(in € million)
– Europe	(131.0)[1]
– North America	(10.2)
– Other regions	(9.6)

(1) Of which €108 million with respect to probable loss to the Group of contemplated transfer of Michelin Wheel operations (see note 11).

21. Segment information

(in € thousand)

Business segments	Passenger Car-Light Truck	Truck	Other businesses	Inter-segment eliminations	Total
			2003		
Property, plant and equipment, net	2,595,385	1,303,562	(1) 1,764,544	–	5,663,491
Sales	7,456,824	3,968,507	4,859,336	(914,847)	15,369,820
Operating income	664,002	521,490	(42,420)	–	1,143,072
			2004		
Property, plant and equipment, net	2,692,413	1,390,225	(1) 1,687,234	–	5,769,872
Sales	7,527,664	4,220,617	4,846,179	(905,679)	15,688,781
Operating income	730,924	548,423	19,780	–	1,299,127

(1) Including shared assets:

– 2004: 709,383

– 2003: 674,921

Regions	Europe	North America and Mexico	Other	Total
		2003		
Property, plant and equipment, net	3,375,356	1,622,487	665,648	5,663,491
Sales	8,035,569	5,311,034	2,023,217	15,369,820
		2004		
Property, plant and equipment, net	3,529,373	1,524,900	715,599	5,769,872
Sales	8,322,234	5,218,431	2,148,116	15,688,781

22. Management compensation

Compagnie Générale des Etablissements Michelin is managed by Managing Partners (*Gérants*) who are also General Partners (*associés commandités*) of the Company. As such, they are entitled to a share of the income distributed among all the General Partners in accordance with the provisions of the Company's bylaws. The Managing Partners do not receive any compensation or other benefits from *Compagnie Générale des Etablissements Michelin* or any of its subsidiaries or affiliates.

Statutory Auditors' Report on the financial statements

Year ended 31 December, 2004

To the Shareholders,

In compliance with the assignment entrusted to us by the Shareholders, we hereby report to you, for the year ended December 31, 2004, on:

- the audit of the accompanying financial statements of *Compagnie Générale des Etablissements Michelin;*
- the justification of our assessments;
- the specific verifications and information required by law.

These financial statements have been approved by the Managing Partners. Our role is to express an opinion on these financial statements based on our audit.

Opinion on the financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the Company's financial position and its assets and liabilities as of 31 December 2004 and of the results of its operations for the year then ended in accordance with the accounting rules and principles applicable in France.

Justification of our assessments

In accordance with the requirements of article L.225-235 of the Commercial Code relating to the justification of our assessments, we bring to your attention the following matter:

- The note to the accounts "Provisions on investments" discloses a release of provision for depreciation for an amount of €96 million on *Manufacture Française des Pneumatiques Michelin* shares. When assessing the valuation assumptions of the Company, we reviewed the appropriateness of the impairment methodology applied and the correctness of the provision release.

The assessments were made in the context of our audit of the financial statements, taken as a whole, and therefore contributed to the formation of the unqualified opinion expressed in the first part of this report.

Specific verifications and information

We have also performed the specific verifications required by law in accordance with professional standards applicable in France.

We have no matters to report regarding the fair presentation and the conformity with the financial statements of the information given in the management report of the Managing Partners, and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

As required by the law, we also verified that details of the identity of shareholders are disclosed in the Managing Partners' Report.



Paris, 14 March, 2005



PricewaterhouseCoopers Audit
Dominique PAUL

Corevise
Stéphane MARIE

Statutory Auditors' special Report on regulated agreements

Year ended 31 December, 2004

To the Shareholders,

In our capacity as Statutory Auditors of your Company, we are required to report to shareholders on agreements involving directors that have been disclosed to us by the Company's management. Our responsibility does not include identifying any undisclosed agreements.

We have not been informed of any agreements governed by article L. 226-10 of the Commercial Code.

Translated from the original French language report

Paris, 14 March, 2005





PricewaterhouseCoopers Audit
Dominique PAUL

Corevise
Stéphane MARIE

Statutory Auditors
Members of the Compagnie Régionale de Paris

Statutory Auditors' Report on the Consolidated Financial Statements

Year ended 31 December, 2004

To the Shareholders,

In compliance with the assignment entrusted to us by the Shareholders, we have audited the accompanying consolidated financial statements of *Compagnie Générale des Etablissements Michelin* for the year ended 31 December, 2004.

The consolidated financial statements have been approved by the Managing Partners. Our role is to express an opinion on these financial statements based on our audit.

Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and results of the consolidated group of companies in accordance with the accounting rules and principles applicable in France.

Justification of our assessments

In accordance with the requirements of article L.225-235 of the Commercial Code relating to the justification of our assessments, we bring to your attention the following matters:

∘ The note 20 to the accounts mentions, among other non recurring expenses, an amount of EUR 108 million with respect to a probable loss for the Group on the contemplated transfer of Michelin Wheels operations.

In relation to our assessment of the accounting assumptions, we have examined the offer received at the end of year 2004 and have relied for the assessment of the probable loss on the analysis and information provided to us by the management.

∘ The note 13 to the accounts "post retirement and other employee benefits obligations" presents in paragraph 13.2 the actuarial assumptions used by the Group.

With respect to our assessment of the post-retirement and other employee benefit obligations, we have verified in particular the appropriateness of the assumptions used by the Group in relation with other entities of the sector, as well as the overall quality of the reporting process implemented within the Group entities.

∘ The note 12 to the accounts "Income taxes" presents deferred tax assets amounting to €848 million.

We have verified that the recognition of tax assets complies with the accounting rules and principles described in note **m)** to the accounts and that no deferred tax assets are recognized for entities that would not yet have demonstrated their capacity to offset tax losses against profits.

The assessments were made in the context of our audit of the consolidated financial statements, taken as a whole, and therefore contributed to the formation of the unqualified opinion expressed in the first part of this report.

Specific verification

In accordance with professional standards applicable in France, we have also verified the information given in the Group report of the Managing Partners. We have no matters to report regarding its fair presentation and conformity with the consolidated financial statements.

Paris, 14 March, 2005





PricewaterhouseCoopers Audit
Dominique PAUL

Corevise
Stéphane MARIE

Statutory Auditors
Members of the Compagnie Régionale de Paris

Translated from the original French language report



Transition to International Financial Accounting Standards

Pursuant to:

- European Regulation 1606/2002 of July 19, 2002,
- The CESR (Committee of European Securities Regulators) recommendation of December 30, 2003,
- AMF (*Autorité des Marchés Financiers* – French securities regulator) recommendations of February 10, 2004 and July 2, 2004,
- CNC (*Conseil National de la Comptabilité* – French accounting standards board) recommendation no. 2004-R-02 of October 27, 2004,

Michelin Group sets out hereafter the key information relating to the adoption of IFRS in 2005.

1. Project management

Michelin Group set up a dedicated task force in the first half of 2002 to prepare for and manage the transition to IFRS.

Operating under the auspices of the Finance Department, the task force has since carried out a review of the standards, done impact studies, made changes to the IT systems and the training of personnel concerned in order to be ready to prepare monthly IFRS consolidations from January 1, 2004.

The Annual Report 2002 included an update on the status of the project at that time.

The Annual Report 2003 included:

- A fresh update on the status of the work being carried out by the Group,
- A description and a calculation of the expected major impact of the switch with regard to employee benefits.

The work carried out by the task force was presented to the Managing Partners and the Audit Committee, and reviewed by the Group's auditors, resulting in the publication, on January 20 last, of a press release and a guide to methodology, relating to the description and quantification of the impact of this switch on the consolidated balance sheet at January 1, 2004 and the statement of income of June 30, 2004.

2. Rules for the application of IFRS standards

2.1. General principles

The 2004 restated consolidated accounts were prepared pursuant to the IAS/IFRS accounting basis effective for the 2005 financial year and in particular pursuant to the provisions of IFRS 1 regarding the first-time application of all IAS/IFRS standards.

The effect of changing policies was allocated to Shareholders' equity at the date of transition, i.e. January 1, 2004 (opening date of first comparative period).

In addition, pursuant to the provisions prescribed by the IASB, Michelin Group elected to apply IAS 32 and IAS 39 on financial instruments from January 1, 2005. As a result, in 2004, the financial instruments were measured and presented pursuant to the rules usually employed by the Group.

2.2. Rules for the application of IFRS 1

The general principle underlying IFRS 1 is the retrospective application of all standards. Nevertheless, it lays down some rules for prospective application and provides for certain options.

Michelin Group used the following options provided for in IFRS 1:

Options	Used
Business combinations:	
– Retrospective application to acquisitions prior to the date of transition,	No
– Retention of the previous classification (acquisition or uniting of interests),	Yes
– Recording of assets and liabilities not previously recognized,	No
– Elimination of assets and liabilities that do not meet the recognition criteria,	N/A
– Valuation of goodwill at the date of transition at its net carrying amount under French standards, less any impairment losses,	Yes
– Subsidiaries not previously consolidated	N/A
Fair value or revaluation used as deemed cost of assets:	
– Measurement of property, plant and equipment at their fair value,	No
– Retention of previous revaluations based on price indices.	Yes
Employee benefits:	
– Use the corridor approach involving the splitting of actuarial gains or losses recalculated at the date of transition,	No
– Recognition of all aggregate actuarial gains or losses at the transition date by charging them to opening Shareholders' equity.	Yes
Aggregate translation differences:	
– Reset translation differences to zero at the date of transition by definitive inclusion in equity,	Yes
– Any gain or loss on a subsequent disposal of these operations shall exclude translation differences that arose before the date of transition	Yes
Compound financial instruments:	
– Split the liability and equity components.	N/A
Assets and liabilities of subsidiaries, associates and joint ventures:	
– Measurement of the assets and liabilities of entities that adopted IFRS before the Group.	N/A

N/A: Not Applicable

As financial year 2005 financial statements must be prepared on the basis of IFRS standards and pronouncements in force on December 31, 2005 information relating to the financial year 2004 provided for comparison purposes could be adjusted accordingly.

3. Major impact of adopting IAS/IFRS standards

The transition to IFRS standards has consequences in terms of measurement and in terms of the presentation of its accounts.

3.1. Major impact in terms of measurement

Three standards have a material impact:

- IFRS 1, together with IAS 19 (employee benefits),
- IFRS 1, together with IAS 17 (finance leases),
- IAS 36 (impairment of assets).

3.1.1. Employee benefits (IAS 19)

This standard known as "first-time application" provides the opportunity of a fresh start* for actuarial differences in employee benefits.

Since January 1, 2000, and in the absence of specific rules on employee benefits under French standards, Michelin has applied those set out in IAS 19.

** The other option provided under IFRS 1 consists of recalculating them from the date of creation of these benefits and to continue depreciating them.*

The annual actuarial valuation of employee benefits is based on:

- Assumptions with regard to inflation, salary increases, return on assets or rates used to discount liabilities, assumptions that change from one year to the next;
- Gains or losses that become apparent between these assumptions and the reality.

"Actuarial differences" resulting from these changes or gains or losses may be staggered in the statement of income (in personnel costs) over the working lives of the beneficiaries.

As part of the transition to IFRS standards, and pursuant to the option provided in IFRS 1, Michelin elected to charge actuarial differences not yet recognized in the balance sheet at December 31, 2003 to IFRS opening Shareholders' equity at January 1, 2004.

3.1.2. Finance leases (IAS 17)

With regard to finance leases, the Group has applied IAS 17 since it came into force on January 1, 1999. All lease agreements classified as finance leases since this date are thus recorded in the Group's balance sheet as fixed assets and debt.

The application of IFRS 1 led Michelin to review lease agreements signed prior to this date and to restate some of them.

3.1.3. Impairment of assets (IAS 36)

Under IAS 36, the amount in the balance sheet for intangible assets, property, plant and equipment and goodwill should not exceed the higher of the present value of future cash flows or the market value. This amount, referred to as the value in use, is tested once there are indications of an impairment loss, and reviewed at each accounting close. This test must be carried out at least once a year.

When IFRS standards are adopted, the concept of asset impairment applies for the first time to a new concept: Cash Generating Units (CGUs), rather than exclusively to individual assets as defined under French standards. The Michelin Group CGUs are based on the operational organization per market. They represent the smallest group of assets that generates cash flows largely independently of those generated by other groups of assets.

Therefore, an impairment loss was recorded at the date of transition where the recoverable amount of a CGU was lower than the net carrying amount of the intangible assets, property, plant and equipment and the residual goodwill allocated to it.

With regard to goodwill, under IFRS, the impairment loss calculation now replaces systematic straight-line depreciation.

3.1.4. Other standards

Other IFRS standards have either a limited impact or no impact on Michelin:

- ***Development costs (IAS 38)***

IAS 38 lays down that research costs must be recognized as an expense and that development expenditure must be capitalized if the Company can show that it simultaneously meets a list of six criteria.

At Michelin, the development of finished products falls into two phases: the development of new product ranges prior to approval by carmakers and development subsequent to the approval of finished products.

The transition to IFRS standards has no impact on the Group's accounts since development costs:

- Relating to the first phase do not meet all of the 6 capitalization criteria set out in the standard prior to the carmaker's approval and the decision to market the product.
- Relating to the engoing improvement of products carried out subsequent to the placing of tires on the market cannot, by definition, be capitalized. Development costs thus continue to be recognized as an expense.

- ***Securitization (IAS 27 & 39), intangible assets (IAS 38), financial instruments (IAS 32 and 39), stock options (IFRS 2)***

These items continue to be accounted for in the same manner as under French standards:

- In fact, Michelin Group has been consolidating ad hoc securitization entities since January 1, 2000. Since then, receivables sold and securitized have been included as assets in the balance sheet and financing obtained in consideration recorded as debt.
- It should also be noted that Michelin has no intangible asset that does not meet the definition under IAS 38. Therefore, no intangible asset needs to be reclassified as goodwill.
- Finally, it should be recalled that obligations relating to the identification, classification, measurement and presentation of financial instruments (IAS 32 and 39) will not be effective until January 1, 2005.

With regard to stock options, IFRS 2 provides for, amongst other things, the recognition as an expense (in personnel costs) of benefits arising from stock option plans granted by the Group after November 7, 2002.

3.2. Major impact in terms of presentation

The presentation of Michelin's financial statements is also affected by the switch to IFRS standards and, in particular, by the application of IAS 18 (sales), IAS 1 (balance sheet and statement of income) and IAS 7 (statement of cash flow).

The major impact is on the Group's turnover.

3.2.1. Sales (IAS 18)

Under French standards, the definition of turnover was based on a fundamentally legal approach to the various types of billing.

For Michelin, the application of the IFRS substance over form concept in which the economic substance takes precedence over the legal form means that:

- The presentation of sales net of all rebates that can be directly allocated to them (cooperative advertising, merchandising, etc...);
- The reclassification, under other headings in the statement of income, of the turnover not directly related to the business (billing of semi-finished, waste material or the provision of services).

To the extent that it only involves reclassifications, there is no effect on income from operations or on net income.

3.2.2. Impact on the presentation of the statement of income (IAS 1)

IAS 1 allows for:

- Earnings to be presented by nature or by function;
- The structure of the statement of income to be freely split between sales and net interest income (expense).

On the other hand, the concepts of operating income and non-recurring items are not covered by IFRS.

So as to maintain the transparency necessary for the assessment of its business activities and to facilitate comparability with its main listed competitors, Michelin made the following choices:

- To present the statement of income by function;
- To separately identify non-recurring items, with income from operations before and after non-recurring items.

However, since the 2004 accounts under French standards were presented by nature, the 2004 earnings reconciliation table has been prepared by nature. The 2005 IFRS statements of income at June 30 and December 31 will be published by function, with comparatives for the corresponding 2004 periods.

3.2.3. Impact on balance sheet presentation (IAS 1)

Under IAS 1, the balance sheet presentation must be based on the maturity of assets and liabilities, which will therefore be classified as "current" and "non-current", depending, generally, on whether they mature in less than one year or more than one year.

A number of headings classified as "deferred income and accrued expenses" or "prepaid expenses and accrued income" under French GAAP must, under IFRS, be reclassified under other headings. This is particularly the case with "assets" in respect of employee benefits and deferred tax assets. Moreover, provisions, under IFRS, must in future be classified as long-term liabilities.

3.2.4. Impact on cash flow statement presentation (IAS 7)

The main change resulting from the application of IAS 7 concerns the use of the average exchange rate, rather than the closing rate, for the determination of cash flows denominated in euros. This change, and the other changes resulting from the application of IAS 7, are not considered significant for Michelin at December 31, 2004.

4. Reconciliation tables (in millions of euros)

4.1. Reconciliation of Shareholders' equity at January 1, 2004

Shareholders' equity	Nature of differences	Gross amounts	Deferred tax	Net amounts
French GAAP as at December 31, 2003 under IFRS presentation				**4,404**
Adjustments	**Employee benefits:**			
	Recognition of actuarial gains and losses not recognized at December 31, 2003.	(1,577)	422	(1,155)
	Impairment of assets:			
	– Impairment of Cash Generating Units.	(160)	52	(108)
	– Adjustment of impairment losses previously recognized.	12	–	12
	Finance leases:			
	Difference between the amounts recorded as property, plant and equipment and the present value of future lease payments.	(69)	27	(42)
	Change of consolidation method:			
	The tire fitting and repair businesses, held jointly with Continental, are consolidated by the equity method.	(12)	–	(12)
	Other adjustments	(33)	(6)	(27)
IFRS as at January 1, 2004				**3,072**

4.2. Reconciliation of 2004 statement of income by nature of income/expense

Simplified income statement under French GAAP	2004	Note	Simplified income statement under IFRS	2004
Net sales	15,689	1	Net sales	15,048
Operating expenses	(14,390)		Operating expenses	(13,745)
Operating income	**1,299**	2	Operating result before non-recurring items	**1,303**
			Non-recurring items	(64)
		2	Operating result	**1,239**
Financial income and expense	(213)	3	Net financial income and expense	(235)
Net non-recurring income and expense	(206)			
Income tax	(316)	4	Income tax	(331)
Other	(37)	5	Other	(19)
Net income	**527**		Net income	**654**

Note 1	Reclassifications	Restatements	TOTAL
Net sales under French GAAP			15,689
Sales-related incentive campaigns	(390)		(390)
Proceeds from non-sales activities	(251)		(251)
Net sales under IFRS			**15,048**

Note 2	Reclassifications	Restatements	TOTAL
Operating income under French GAAP			1,299
Elimination of amortization of actuarial gains and losses		74	74
Impact of finance leases		5	5
Stock-option plan expenses		(2)	(2)
Reclassification and restatement of non-recurring items under French GAAP as recurring operational expenses:			
- impairment of assets	11	15	26
- restructuring	(36)	10	(26)
- other non-recurring items	(73)		(73)
Operating income before non-recurring items			**1,303**
Reclassification and restatement of French Gaap non-recurring income as non-recurring charges			
- probable capital loss on disposal of Michelin Wheel Businesses	(108)	44	(64)
Reclassification and restatement of goodwill amortization	(35)	35	–
Operating result under IFRS			**1,239**

Note 3	Reclassifications	Restatements	TOTAL
Financial income and expense under French GAAP			(213)
Charge to reverse the discounting of provisions		(10)	(10)
Interest expense on finance lease liabilities		(12)	(12)
Net financial income and expense under IFRS			**(235)**

Note 4	Reclassifications	Restatements	TOTAL
Income tax under French GAAP			(316)
Adjustments for deferred tax on restatements		(15)	(15)
Income tax under IFRS			**(331)**

Note 5	Reclassifications	Restatements	TOTAL
Other under French GAAP			(37)
Reclassification of goodwill amortization	35		35
Restatement of the Shareholders' equity of a joint venture pursuant to IFRS application		(17)	(17)
Other under IFRS			**(19)**

4.3. Reconciliation of balance sheet at December 31, 2004

SUMMARY OF ASSETS	Note	French GAAP balance sheet IFRS presentation	IFRS balance sheet
NON-CURRENT ASSETS			
Intangible assets and property, plant and equipment	1	6,197	6,181
Investments	2	1,003	443
Deferred tax assets	3	848	1,304
		8,048	**7,928**
CURRENT ASSETS			
Inventories and customer receivables		6,316	6,336
Investments held for sale and derivative financial instruments		149	155
Cash and cash equivalents		1,655	1,655
		8,120	**8,146**
TOTAL ASSETS		**16,168**	**16,074**

SUMMARY OF LIABILITIES AND SHAREHOLDERS' EQUITY	Note	French GAAP balance sheet IFRS presentation	IFRS balance sheet
SHAREHOLDERS' EQUITY AND MINORITY INTERESTS			
Shareholders' equity – Group share		4,602	3,477
Shareholders' equity – Minority interests		75	69
	4	**4,677**	**3,546**
LONG-TERM FINANCIAL DEBT			
Long-term financial debt and derivative financial instruments	5	2,993	3,054
Provisions and other long-term debt	6	3,197	4,009
		6,190	**7,063**
SHORT-TERM DEBT			
Short-term debt and derivative financial instruments	5	1,816	1,896
Trade payables and other short-term liabilities	7	3,485	3,569
		5,301	**5,465**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**16,168**	**16,074**

Note 1	Value
Intangible assets and property, plant and equipment under French GAAP	6,197
Elimination of goodwill amortization	35
Impairment of Cash Generating Units	(143)
Fixed assets related to finance leases	73
Other adjustments	19
Intangible assets and property, plant and equipment under IFRS	**6,181**

Note 2	Value
Investments under French GAAP	1,003
Elimination of assets in respect of employee benefits due to actuarial gains and losses	(537)
Restatement of the Shareholders' equity of a joint venture pursuant to IFRS application	(17)
Other adjustments	(6)
Investments under IFRS	**443**

Note 3	Value
Deferred tax assets under French GAAP	848
On actuarial gains and losses booked to Shareholders' equity	378
On impairment of Cash Generating Units	43
On finance leases	26
Other adjustments	9
Deferred tax assets under IFRS	**1,304**

Note 4	Value
Shareholders' equity under French GAAP	4,677
On opening balance as at January 1, 2004 (see 4.1):	
- employee benefits	(1,155)
- impairment of assets	(96)
- finance leases	(42)
- other adjustments	(27)
Differences arising during the financial year 2004:	
- difference between net income under IFRS and net income under French GAAP	126
- translation differences related to exchange rates	58
- other adjustments	5
Shareholders' equity under IFRS	**3,546**

Note 5	Value
Long-term financial debt (2,993) and short-term financial debt (1,816) under French GAAP	4,809
Financial debt on finance leases	141
Long-term financial debt (3,054) and short-term financial debt (1,896) under IFRS	**4,940**

Note 6	Value
Provisions and other long-term debt under French GAAP	3,197
Liabilities in respect of employee benefits due to actuarial gains and losses	892
Potential capital loss on disposal of companies in the Wheel business (value as under French GAAP)	(108)
Other adjustments	28
Provisions and other long-term debt under IFRS	**4,009**

Note 7	Value
Trade payables and other short-term liabilities under French GAAP	3,485
Potential capital loss on disposal of companies in the Wheel business (value as under IFRS)	64
Payroll liabilities	27
Adjustments to accrued interest and rental payments on finance leases	(7)
Trade payables and other short-term liabilities under IFRS	**3,569**

4.4. Table of changes in Shareholders' equity during 2004 under IFRS

Type	Capital	Paid in capital in excess of par	Treasury shares	Retained earnings	Translation differences	Sharehold-ers' equity	Minority interests	TOTAL
Under IFRS at January 1, 2004	287	1,840	(4)	882	–	3,005	67	3,072
Transactions in treasury shares			4	3		7		7
Stock-options		2				2		2
Dividends paid				(176)		(176)	(9)	(185)
Net income for the period				645		645	9	654
Translation differences and other					(6)	(6)	2	(4)
Under IFRS at December 31, 2004	287	1842	–	1,355	(6)	3,477	69	**3,546**

4.5. Statement of cash flows

	2004 under French GAAP at closing rate	2004 under IFRS at average rate
Net cash provided by operating activities	1,337	1,340
Net cash used by investing activities	(1,110)	(1,056)
Net cash used by financing activities	(340)	(373)
Effect of exchange rate changes	(5)	(11)
Reduction in cash and cash equivalents	(118)	**(100)**
Cash and cash equivalents at December 31, 2003	1,773	1,755
Cash and cash equivalents at December 31, 2004	1,655	1,655

5. Additional information

Summary:

The consolidated financial statements for the period ended June 30, 2005 prepared under IFRS will comprise a simplified appendix.

The complete appendix will be provided when the financial statements for the financial year 2005 prepared under IFRS are published.

5.1. Net debt

Net debt is composed of the following elements:

Components of net debt	Under French GAAP at Dec. 31, 2004	Under IFRS at Dec. 31, 2004
Long-term debt		3,054
Short-term debt		1,896
	4,879	**4,950**
Long-term derivative financial instruments	–	–
Short-term derivative financial instruments	–	–
	–	–
Cash and cash equivalents	(1,655)	(1,655)
Net debt	**3,224**	**3,295**

Summary:

Michelin Group will apply the presentation and measurement principles specified in IAS 32 and IAS 39 as from January 1, 2005.

The impact of this application as from January 1, 2005 to the various categories of financial assets and liabilities by means of:
- a calculation of fair value, or
- the calculation of an amortized cost at the global effective rate, and
- the implementation of hedge accounting,

will have a positive impact on 2005 Shareholders' equity.

5.2. Elements of sector information

Under French GAAP at December 31, 2004	SR1	SR2	SR3	Inter-sector	TOTAL
Net sales	8,292	4,899	2,666	(168)	15,689
Operating income	757	505	37		1,299
Percentage	9.1%	10.3%	1.4%		8.3%

Under IFRS at December 31, 2004	SR1	SR2	SR3	Inter-sector	TOTAL
Net sales	8,293	4,899	1,892	(36)	15,048
Operating revenue before non-recurring items	768	500	35		1,303
Percentage	9.3%	10.2%	1.8%		8.65%
Operating revenue	768	500	(29)		1,239
Percentage	9.3%	10.2%	(1.5%)		8.2%

Reporting Segment 1 (SR1): Passenger Car-Light Truck and corresponding distribution operations
Reporting Segment 2 (SR2): Truck and corresponding distribution operations
Reporting Segment 3 (SR3): Earthmover, Agricultural, Two Wheels and Aircraft plus Maps and Guides, ViaMichelin, Michelin Lifestyle and Wheels (in the process of being transferred)

The difference as between before and after non-recurring items is entirely due to the provision for potential loss on the transfer of the Group's Wheel holdings (€66 million).

5.3. Information concerning non-recurring items

The non-recurring items in the 2004 statement of income restated under IFRS consist exclusively of the probable capital loss that could result from the planned disposal of the companies belonging to the Michelin Wheel business.

Since an impairment loss in respect of the intangible assets, property, plant and equipment and goodwill of these companies had been recognized in the opening balance sheet at January 1, 2004 prepared under IFRS, an additional impairment loss of €64 million, based on the offer received by the Group in 2004 and made public on February 16, 2005, was recognized at December 31, 2004.

The values of the balance sheet items expected to be sold are estimated as follows:
- Assets: €235 million,
- Liabilities: €203 million,
- Shareholders' equity after recapitalization of the companies sold: €32 million.

Statutory Auditors' special Report on the International Financial Reporting Standards (IFRS) transition statements

for the year 2004

To the Shareholders,

In compliance with the terms of our appointment and as auditors of Compagnie Générale des Etablissements Michelin, we have audited the accompanying reconciliation statements, hereafter "IFRS transition statements", presenting the impact of the transition to IFRS rules as adopted by the European Union on the consolidated net equity and results of the Company as at December 31, 2004.

The IFRS transition statements are the responsibility of the Managing Partners and have been prepared as part of the conversion to International Financial Reporting Standards (IFRS) adopted by the European Union for the preparation of 2005 consolidated financial statements based on the consolidated financial statements for the year ended December 31, 2004, prepared in accordance with the accounting rules and principles generally accepted in France (the "consolidated financial statements"). We have audited the consolidated financial statements in accordance with the professional standards applicable in France and expressed an unqualified opinion thereon. Our responsibility is to express an opinion on the IFRS transition statements based on our audit.

We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the IFRS transition statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the transition statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the IFRS transition statements have been prepared, in all material respects, in accordance with the basis set out in the notes, which describe how IFRS 1 and the other IFRSs adopted by the European Union have been applied, including the assumptions management has made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when management prepares its first complete set of consolidated financial statements for 2005 in accordance with IFRS adopted by the European Union.

Without qualifying our opinion, we draw attention to the last paragraph of Note 2.2 that explains why the information presented in the accompanying IFRS transition statements may differ from the comparative information presented in the final IFRS consolidated financial statements for 2005.

Moreover, as part of the conversion to International Financial Reporting Standards adopted by the European Union for the preparation of consolidated financial statements for 2005, the IFRS transition statements do not constitute consolidated financial statements prepared in accordance with IFRS rules as adopted by the European Union that would enable to provide on such basis a true and fair view of the assets and liabilities, financial position and results of operations of the consolidated group.

Paris, March 14, 2005





PricewaterhouseCoopers Audit
Dominique PAUL

Corevise
Stéphane MARIE

The Statutory Auditors

Translated from the original French language report



Additional information

Corporate Governance: Mandates, compensation, stock options

List of directorships and other functions held in other companies by the Managing Partners

Mr. Edouard Michelin	
Managing Partner	Manufacture Française des Pneumatiques Michelin
General Partner	Compagnie Financière Michelin

Mr. René Zingraff	
Managing Partner	Manufacture Française des Pneumatiques Michelin
General Partner	Compagnie Financière Michelin
General Partner	Michelin Reifenwerke KGaA

Net fees paid to the Managing Partners and Supervisory Board

(by the Company and its subsidiaries)

The Managing Partners

The Managing Partners, Messrs. Edouard Michelin and René Zingraff, in their capacity as General Partners, are jointly and severally liable for Michelin's debts. In compensation for their responsibilities, they are collectively entitled to a statutory share of Company profits (1). Their remuneration, therefore is *proportional to and dependent upon Company profits* and they, therefore, have the same goal as the Shareholders.

They moreover receive no remuneration, advantage or benefit in kind (2).

Statutory share of profit

In their capacity as General Partners, the Managing Partners received in 2004 an aggregate amount of €4,697,161, in connection with financial year 2003. As a result of financial year 2003 earnings relative to 2002, this amount is down 45% on that received in 2003 with respect to 2002 earnings.

Directors' Fees (in euros)

	Mr. Edouard Michelin	Mr. René Zingraff
Salary	0	0
Variable pay	0	0
Benefits in kind	0	0
Director's fee	0	0
Complementary retirement benefit	0	0
Total	**0**	**0**

Stock options

Since the stock option plan was introduced in 2002, Michelin pursues a cautious and reasonable stock option allocation policy. The options are granted at market price at the time of their allocation, without any mark down. They may be exercised after four years and as a matter of principle, Michelin is against the creation of plans whereby the exercise price could be reviewed in the event that the share price had fallen below its level.

By decision of the Annual Shareholders Meeting of May 14, 2004, the Managing Partners were authorized to grant share subscription or purchase options to Company heads at management and top management level.

The total amount of share subscription options to be so allocated may not be in excess of 2,000,000 shares, or 1.40% of current issued capital. The Shareholders have moreover authorized in this connection allocation of options to the Managing Partners, under Supervisory Board control.

Of the 309,000 share subscription or purchase options granted in 2004, 10,000 were allocated to each of the Managing Partners in accordance with the authorization of the Annual Shareholders Meeting of May 18, 2001.

	Mr. Edouard Michelin			Mr. René Zingraff		
	2004	**2003**	**2002**	**2004**	**2003**	**2002**
Number of options granted	10,000	15,000	15,000	10,000	15,000	15,000
Call price	€40	€32.25	€44	€40	€32.25	€44
Date of 1st call	May 17, 2008	May 19, 2007	May 19, 2006	May 17, 2008	May 19, 2007	May 19, 2006
Date of last call	May 16, 2013	May 18, 2012	May 18, 2011	May 16, 2013	May 18, 2012	May 18, 2011
Number of options called in 2004	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable
Michelin share extremes (€)	47.80 – 34.82	38.11 – 25.02	45.05 – 24.50	47.80 – 34.82	38.11 – 25.02	45.05 – 24.50

The Supervisory Board

In 2004, the following fees were paid to Supervisory Board members for their mission conducted in 2003:

Messrs		
	Eric Bourdais de Charbonnière (Chairman):	€32,500
	François Grappotte :	€27,000
	Pierre Michelin :	€22,500
	Grégoire Puiseux*:	€18,000
	Edouard de Royère :	€22,500
	Benoît Potier**:	€12,000

* *Mr. Puiseux also collected €42,791 in connection with subsidiaries.*

** *Mr. Potier was appointed by the Annual Shareholders Meeting of May 16, 2003.*

Additional Information Concerning Supervisory Board Members

Name	Age	Date of first appointment	Last year of mandate	Independence *
Eric Bourdais de Charbonnière *Chairman*	66 years	June 11, 1999	2009	No
François Grappotte	69 years	June 11, 1999	2009	Yes
Pierre Michelin	56 years	June 12, 1998	2008	Yes
Benoît Potier	48 years	May 16, 2003	2008	Yes
Grégoire Puiseux**	74 years	June 22, 1990	2005	No
Edouard de Royère	73 years	June 12, 1998	2008	Yes

** As per the criteria selected by the Supervisory Board's Code and set forth in its report on page 60.*

*** Mr. Puiseux dit not seek the renewal of his mandate which is due to expire on May 20, 2005.*

The audit Committee is made up of four members: Messrs. Grappotte (Chairman), Bourdais de Charbonnière, Michelin and de Royère.

The compensation Committee is made up of six members: Messrs. Bourdais de Charbonnière (Chairman), Grappotte, Michelin, Potier, Puiseux and de Royère.

The Share option plans and the Employee Shareholder Plan

Status of share subscription option plans at December 31, 2004:

Allocation date	Call date	Expiry date	Number of options allocated	Number of options called	Number of options cancelled	Balance	Call price in euro
May 2002	May 2006	May 2001	716,600	0	16,300	700,300	44.00
May 2003	May 2007	May 2012	243,000	0	3,000	240,000	32.25
November 2003	November 2007	November 2012	226,200	0	0	224,200	34.00
May 2004	May2008	May 2013	179,900	0	0	179,900	40.00
July 2004	July 2008	July 2013	129,100	0	1,200	127,900	44.50
			1,494,800	**0**	**22,500**	**1,472,300**	

Managing Partners' special Report on stock options

To the Shareholders,

The Extraordinary Shareholders' Meeting of May 18, 2001 authorized the Managing Partners to set up one or several stock option plans for the management of the Company and related entities. The plans are governed by the provisions of Article L 225-180 of the Commercial Code. Two share subscription option plans were carried out in 2004, giving rise to allocation of 309,000 options which, when exercised, would give rise to the issue of an equal number of shares with a par value of €2.

In connection with the first plan, 179,900 options, callable from May 17, 2008, were granted at a price of €40.00 and, in connection with the second plan, 129,100 options, callable from July 5, 2008, were granted at a price of €44.50.

As part of the first such plan reviewed by your Supervisory Board, the options were granted to the following beneficiaries:

- Corporate officers: ten thousand options granted to each Managing Partner,
- Other managers: seven thousand options granted to the ten managers other than corporate officers who received the largest number of options. Grantees were Messrs. Michel Caron, Thierry Coudurier, Hervé Coyco, Jean-Marc François, Jim Micali, Didier Miraton, Jean Moreau, Michel Rollier, Christian Tschann and Bernard Vasdeboncoeur, members of the Group Executive Board.

None of these options were exercised en 2004 and no options were granted to the above-named persons in connection with the second plan.

The term of the authorization dated May 18, 2001 has expired on July 17, 2004. A new authorization to grant stock options to the management of the Company and related entities was given by the Joint Shareholders' Meeting of May 14, 2004. The number of stock options which could be raised by exercise has been capped at 2,000,000, or 1.40% of the equity; this authorization has not been used to date.

Clermont-Ferrand, March 10, 2005





Edouard Michelin

René Zingraff

Statutory Auditors

Under French law, the accounts of listed companies are required to be audited each year by two independent Statutory Auditors, to obtain assurance that the Financial Statements have been properly prepared and comply with the true and fair view principle.

The Statutory Auditors are appointed by the Annual Shareholders' Meeting for a six-year term and can be re-appointed when their term expires.

The Statutory Auditors of *Compagnie Générale des Etablissements Michelin*, the holding Company of the Michelin group are:

- PricewaterhouseCoopers Audit
Address: 32, rue Guersant – 75017 Paris
Substitute Statutory Auditor: Pierre COLL,
Partner of PricewaterhouseCoopers Audit.

- Corevise
Address: 20bis, rue Boissière – 75116 Paris
Substitute Statutory Auditor: Jacques ZACKS,
Partner of Corevise.

This audit firm practices in France. It does not have offices in any other country.

No legal or financial dependence exists between the two Statutory Auditors or their audit firms.

The Statutory Auditors were appointed by the Annual Shareholders' Meeting of May 14, 2004. Their term of office expires at the end of the 2010 Annual Shareholders' Meeting called to approve the accounts for the year ended December 31, 2009.

The following table sets out details of fees paid in 2004 by Michelin Group to its Statutory Auditors and contractual auditors. CGEM consolidates 280 subsidiaries in 60 countries. The financial statements of each of these subsidiaries are audited in their respective countries by contractual auditors who may or may not be members of a worldwide network of audit firms.

Table of fees paid to Statutory Auditors of Compagnie Générale des Etablissements Michelin (CGEM)

Year 2004 (in thousands of Euros)

	C.G.E.M. Statutory Auditors			Contractual auditors	Total
	Dominique Paul (Pricewaterhouse Coopers)		Stéphane Marie (Corevise)		
	France	Outside France	France		
1/ Audit Services					
A/ Statutory Auditors	4,199		352	2,623	7,174
France	734		352	175	1,261
(including CGEM)	(157)		(157)	0	(314)
Outside France		3,465	0	2,448	5,913
B/ Other matters	0	82	0	140	222
Sub-total Audit Services (1)	**4,281**		**352**	**2,763**	**7,396**
2/ Consulting (other than France)					
A/ Legal and tax	0	409	0	1,881	2,290
B/ Information technology	0	0	0	66	66
C/ Internal audit	0	2	0	25	27
D/ Other	20	68	0	696	784
Sub-total Consulting (2)	**20**	**479**	**0**	**2,668**	**3,167**
Total	**4,780**		**352**	**5,431**	**10,563**

Risk Management

Michelin adopts a prudent and careful risk management policy.

Financial Risk

In a fast-moving global environment, where markets are volatile and financial techniques changing constantly, the Group treasury department's mission is to:

- guarantee optimal Group financing both at parent and subsidiary level,
- identify, assess and hedge all financial risks, in close cooperation with Group operating entities.

Hedging activities are designed to provide the most cost effective solutions to minimize the impact on Group earnings of changing conditions in the financial markets. The aim is to reduce the amount of capital required to manage these financial risks. The Group does not carry out speculative transactions on the financial markets.

Debt policy and Liquidity risk

The Corporate Finance Department is responsible for ensuring that the Group's liquidity position is satisfactory at all times, by efficiently managing Group cash reserves and putting in place financing for appropriate periods on legal terms that guarantee the availability of the necessary funds when required. The Corporate Finance Department also arranges confirmed credit lines offering the Group the required flexibility in terms of financing.

Based on available cash in hand and with a view to optimizing interest expenses, the Group repaid in 2004 a number of loans and reduced confirmed credit lines. These are now for the most part mainly handled by *Compagnie Financière Michelin* (CFM), the Group's financial holding. Barring particular difficulties to do with local financial market specificities, Michelin's operational subsidiaries have access to ample non confirmed credit lines from banks to meet their day-to-day financing requirements, as well as to CFM's confirmed credit lines to deal with major contingencies.

As a matter of policy, the Group does not include in the "long-term debt" category any contract providing for ratio or "material adverse change" clauses with respect to its own financial situation or "rating" as that could affect its ability to mobilize loans or affect their term. As at December 31, 2004 no such clauses featured in any Group borrowings whatsoever.

At December 31, 2004 Standard & Poor's and Moody's ratings for the Group remained unchanged on last year:

		CGEM	CFM	MFPM
Short-term	Standard & Poor's	A2	A2	A2
	Moody's	P2	P2	P2
Long-term	Standard & Poor's	BBB+	BBB+	BBB+
	Moody's	Baa2	Baa1	Baa1
Outlook	Standard & Poor's	Negative	Negative	Negative
	Moody's	Stable	Stable	Stable

Analysis of the Group's liquidity position

In € million	Dec. 31, 2004	Dec. 31, 2003
Long and short-term debt	4,879	5,214
Long-term (1 year +)	2,874	3,240
Short-term (less than 1 year)	2,005	1,974
Realizable and available	1,655	1,774
Long-term undrawn confirmed credit lines including subordinated credit lines	1,517	2,854

Schedule of long-term net debt and undrawn credit lines (1 year +) (in € million)


Total short-term debt = €2,874 million
Total undrawn credit lines > 1 year = €1,517 million
1,500
1,000
500
0
2006
2007
2008
2009
2010
2011
2012
2013-33
Total long-term debt
Undrawn credit lines over 1 year

Market Risk

Transaction Currency Risk

Pursuant to Group policy, subsidiaries calculate several times monthly their foreign exchange risk exposure arising from their currency transactions and hedges it systematically. A number of temporary exemptions can however be granted by the Financing Department (*Direction des Financements*) where justified under exceptional market conditions. Foreign currency receivables and

payables of the same type and with similar maturities are netted off and only the net exposure is hedged. This is usually carried out through the holding CFM, or failing this, through a bank. CFM in turn assesses its own resulting exposure and hedges it with its banks. The following table sets forth CFM's transactional exchange positions to December 31, 2004 before and after hedging.

Corresponding amount in € million	**EUR**	**USD**	**GBP**	**CNY**	**Other**
Assets	3,940.0	588.6	72.7	–	486.6
Liabilities	(3,525.1)	(550.4)	(0.7)	–	(309.1)
Net exposure before management	414.9	38.2	72.0	–	177.5
Hedges	(455.4)	(6.4)	(88.8)	(3.6)	(175.3)
Net exposure after management	(40.5)	31.8	(16.8)	(3.6)	2.2

Unfavorable change in the value of the euro against all other currencies would represent for CFM an aggregate amount of €0.95 million for every 1 cent variation.

With respect to the subsidiaries, both regular audits and the very restricted amount of their exchange earnings ensure proper application of the above hedging policy.

The Group uses several instruments available on the market, and in particular interest rate swap and forward interest rate contracts. Firm contracts are recorded in the balance sheet upon inception. They are not revalued at market value. Premiums paid on options contracts are immediately written in the consolidated statement of income.

Backwardation and carry-over are recognized under assets for the term of the contracts, except for forward transactions, which are deferred until recognition of such transactions. Premiums paid on options contracts are immediately written in the consolidated statement of income.

Translation risk for Shareholders equity commitments

Group companies in general and holdings in particular book their equity holdings in their foreign subsidiaries using the parent company's own currency. Net investments in subsidiaries, which are not reflected in the parent company's foreign exchange position, are financed in the relevant local currencies by the holding company.

A breakdown of consolidated Shareholders' equity by currency is provided in the following table under the "Net status" column of the following Group financing risk statement as at December 31, 2004.

Analysis of risks related to Michelin Group's financing to December 31, 2004 (in € million)

Currencies	**Assets less non-financial liabilities "Company Value"**	**Net status (Group + minority interests) "Translation Exposure"**	**Provisions for retirement obligations**	**Net status**
EUR	5,688.6	1,451.5	1,309.0	2,928.1
CHF	114.1	977.7	0.3	(863.9)
USD	1,755.2	817.4	767.9	169.9
GBP	360.2	250.8	16.4	93.0
CAD	528.8	326.7	110.9	91.2
YEN	47.3	24.0	0.2	23.1
THB	259.6	128.4	0.0	131.2
PLN	280.7	228.0	5.6	47.1
CNY	212.6	108.9	0.0	103.7
BRL	144.7	118.6	5.7	20.4
SGD	228.5	(57.0)	0.0	285.5
HUF	143.0	64.7	0.0	78.3
MXN	71.6	60.1	0.2	11.2
Other	342.6	176.7	61.6	104.4
Total	**10,177.7**	**4,676.6**	**2,277.7**	**3,223.3**

Foreign exchange differences booked at consolidated level on net assets denominated in another currency than the euro are directly recognized in Shareholders equity in the translation adjustment account. This adjustment amounted to an aggregate - €1,062 million to December 31, 2004, of which - €30 million with respect to financial year 2004.

Future cash flows from these long-term investments (dividends, fees for R&D services and trade mark licenses and injections of capital) are hedged on a selective basis according to the probability of the cash flows occurring. Investments that are intended to be sold are generally financed in the local currency of the originating country.

Non-consolidated holdings (Apollo Tyres, Gajah Tunggal, Hankook and Société Africaine de Plantations d'Hévéas) are not hedged.

Strategic Currency Risk

The Group takes a long-term approach to its strategic foreign exchange risk exposure and takes care when deploying its production sites to review changes in the geographic breakdown of its key markets. Beyond this underlying mid- to long-term approach, such risk does not in general give rise to financial hedging. However, as can be seen from the following charts, sales and added costs are fairly evenly balanced by currency, providing the Group with a relatively high level of protection against strategic currency risk.


28.1%
31.3%
53.2%
45%
7.6% 8.3%
5.5% 6.7%
5.6% 8.7%
North America (US$, CAN$)
Euro
Other european currencies
Asian currencies
Other currencies

At December 31, 2004
○ Payroll and operating expenses
● Net sales

Interest Rate Risk

The rate management policy is coordinated and monitored at Group level with a view to protecting future cash flows and reducing financial volatility. Short-term positions are managed at the level of the individual countries. The Group uses several instruments available on the market, and in particular interest rate swap or forward interest rate contracts. Firm contracts are recorded in the balance sheet upon inception. They are not revalued at market value. Premiums paid on options contracts are immediately written in the consolidated statement of income.

As part of its interest rate risk management policy, Michelin group has contracted commitments for derivative interest rate products with long-term maturity amounting to €890 million as at December 31, 2004. The methods used to establish the relevant valuations are the standard actuarial methods and option models used by market actors. These valuations are carried out and monitored daily by the Group's Corporate Finance Department.

Interest rate exposure table to December 31, 2004

In € million, by maturity date	Within one year	1 to 5 years	Beyond	Total
Interest Liabilities	2,546.3	1,332.4	1,000.0	4,878.7
Financial Assets	(1,655.4)	–	–	(1,655.4)
Net exposure before management	**890.9**	**1,332.4**	**1,000.0**	**3,223.3**
Interest rate swap operations	528.5	(528.5)	–	–
Net exposure after management	**1,419.5**	**803.8**	**1,000.0**	**3,223.3**

A 1 point (1%) change in short-term interest rates would translate into a €12.4 million change in Group interest charges.

Commodity Risk

The Group is exposed to commodity risk during the period in which price rises cannot be passed on in the sale price of manufactured products. This lag is generally less than one year. The net position corresponds to the number of days' sales represented by inventories and firm purchase commitments (long position), less the number of days required to pass on the price rises (short position). In order to keep earnings volatility to a minimum, hedges are put in place when all of the following conditions are met: the decision has been made to hedge commodity risk on a regular basis, an organized market exists for the relevant commodity, the price increase lag can be determined in a reasonably reliable and consistent manner.

As at December 31, 2004, no significant commodity risk hedges were in place.

Equity Risk

The Group had fully liquidated its portfolio of treasury stocks at December 31, 2004.

The following table describes the Group's third party listed security investment portfolio:

In € million	Gross Value	Provisions	Net Value	Market Dec. 31, 2004 Value	Spread
Appolo Tyres Ltd	25.1	2.4	22.7	22.7	–
PT Gajah Tunggal Tbk	21.1	4.9	16.2	16.2	–
Miscellaneous	35.4	30.8	4.6	4.6	–
Sub-total partly provisioned shares	**81.6**	**38.1**	**43.5**	**43.5**	**–**
Peugeot SA	20.8	–	20.8	132.0	111.2
Hankook Tire Company Limited	18.6	–	18.6	27.0	8.4
Miscellaneous	4.0	–	4.0	6.7	2.7
Sub-total shares with unrealized potential gain	**43.4**	**–**	**43.4**	**165.7**	**122.2**
Total third-party listed securities	**125.0**	**38.1**	**86.9**	**209.1**	**122.2**

Loss on security price paid on acquisition gives rise to provisions in a corresponding amount and gains are not recognized. As a result, and in view of the level of potential unrealized gains, a 10% across the board change in stock prices would have a €4.4 million impact on Group earnings.

Counterparty Risk

The Group chooses its banks extremely carefully and even more so with respect to liquidity investment. Indeed, considering it to be inappropriate to add financial risk to industrial and trade risk that are associated with its operations, Michelin insists on safety and liquidity of all cash investment. This is invested in the short-term (under three months) with blue chip banks and on investment-type financial instruments (deposit certificate type).

Credit Risk

The Credit Department, which forms part of the Financial Department, sets the maximum payment terms and customer credit limits to be applied by the operating entities. In 2004, it concentrated on monitoring large account risk, avoiding collection delays and on revamping systems and processes.

During the financial year, it concentrated on reducing collection delays monitoring large account risk, and revamping systems and processes and on credit manager qualification.

At December 31, 2004 the Group's total trade receivables amounted to €2.92 billion, corresponding to OE and replacement customers. This total includes receivables that have been sold and securitized through consolidated special purpose vehicles (including ad hoc entities). Receivables from the Group's ten largest customers, each accounting for 10% of total or more, amounted to €566 million. Thirty five customers enjoyed credit ceilings in excess of €10 million at end December 2004.

Bad debt write-offs for the Group as a whole amounted to €31.44 million in 2004, or 0.20% of sales. For the period covering 1995 to 2004, average annual losses on receivables stood at 0.14%, of average prior year sales and the annual volatility rate, calculated semi-monthly, was 0.20%.

Breakdown of bad debt for the year compared to average sales of the previous year (1995-2004)


40%
30%
25%
20%
15%
10%
5%
0%
2%
0%
0%
33%
26%
17%
7%
0%
6%
2%
0%
4%
0%
0%
2%
0%
0%
0%
0%
0%
0%
0%
0%
0%
0%
2%
- 0.10%
- 0.05%
0%
0.06%
0.11%
0.17%
0.22%
0.27%
0.33%
0.38%
0.44%
0.49%
0.55%
0.60%
0.65%
0.71%
0.76%
0.82%
0.87%
0.92%
0.98%
1.03%
1.09%
1.14%
1.20%
1.25%

Industrial Hazards

Industrial hazards control is key to our operations over the long-term, and to the safety of our teams and management of our assets and the environment. In the 2003/2004 period, we mapped out our industrial hazards in order to identify them better and draw up adequate action plans. We therefore classified hazards according to their seriousness and whether there existed adequate measures to address them. We also extended the responsibilities of teams in charge of fire control and of major hazards, to individual safety as well as the protection of goods and IT systems. Additionally, the relevant expert know-how was pooled as part of an Asset Protection Department.

Limited industrial hazards

The main risk factors arising from Michelin's operations are as follows:

Industrial Operations	Main risks	Action taken
• Synthetic rubber production: 2 plants – Bassens in France and Louisville in Kentucky. Both Classified High " Seveso " or equivalent	inflammability of hydrocarbons used in synthetic rubber	Regular review of safety and site protection measures; significant investment programmes since 2001
• Metal cord production: 13 workshops supplying 80 factories worldwide	Accidental spillage from electrolytic cord processing plant	Chemical reaction control procedures to prevent hazardous effluents and facilitate effluent processing in waste water treatment plants
• Wheel production: 2 sites (in France and Germany)	VOC emissions from solvents widely used in paint and equipment-cleaning	VOC elimination program through use of new products or emission processing products.
• Production of rubber mixes: 32 facilities worldwide serving 80 plants	Fire risk in the event of emergencies.	Completion by 2006 of a plan to equip all facilities with sprinkler devices.
◦ Textile reinforcement production: 5 facilities	Release of vapors and gas from adhesive substances and high-temperature processing of adhesive-coated plies	Installation of filters at oven gas exhausts

Fire is the Group's main industrial hazard. This is due to a number of factors inherent in tire manufacturing: use and production of inflammable components with a high calorific value, tire " hollow pot " geometry, not conducive to quick dispersion of extinction products. Possible consequences of such hazards could also affect third parties and their belongings.

Ten fire starts deemed significant in terms of feedback information were recorded in 2003, and 6 in 2004. All were investigated in detail. None had serious consequences and 3 operators alone were concerned, sustaining light injury. None of these incidents entailed nuisance for the neighbourhood of the sites concerned. Based on the ensuing review, Group experts were able to identify a recurring source of fire starts; the relevant process was amended accordingly.

Finally, note that no other significant accident entailing casualties, Group industrial plant or third-party damage was recorded in the 2003 - 2004 period.

With respect to asbestos, this ingredient is neither used in tire composition nor in manufacturing processes.

Michelin took steps to eliminate free sources several years ago and monitors removal of all materials containing confined asbestos.

Global assessment and management of industrial hazard prevention underpinned by use of dedicated tools

A proven industrial hazard control tool

HPRM (High Protected Risk Michelin) rules set forth Michelin's own major industrial hazard and emergency control. Upstream safety is key to the Group's stringent standards that are based on High Protected Risk international standards and complement the same with two sets of measures: prevention-related (an array of hazard prevention measures) and early action-related (an array of highly efficient devices to reduce damage).

The Group-level team of experts is supported by a network of site-based operational counterparts who ensure effective compliance with Group standards in all facilities.

This approach was launched in 2003. For the year 2004, the focus was on higher risk facilities. The condition and policy of sites were assessed based on HPRM standards. Accordingly, progress targets and priorities were set in the framework of progress plans. At end 2004, all industrial sites and warehouses implemented such plans. By 2006, priority measures will be mandatory with full implementation in all workshops scheduled for 2008/2009.

Since 2003, new projects (construction, rehabilitation, extension, switch to new manufacturing processes, and so on...) have been subject to approval by Environment and Prevention network experts. In 2003 and 2004, 90% of all new Group projects, of which there were more than 70, were deemed HPRM standard-compliant.

Michelin industrial hazard mapping

In the course of 2004, Michelin defined a specific mapping method for fire and major Group hazards, with tests carried out at a dozen or so sites. By end 2005, all of our sites will have drawn up a preliminary mapping of our hazards.

A new database of events

To optimize both the database and the sharing of experience, Michelin developed in 2004 a data collection and industrial hazard data processing software called " Securistat ". By end 2004, 32 sites were using this software which will be deployed across Group industrial sites and warehouses worldwide from January 1, 2005.

The database records 19,500 events dating back to 1996. The software supports expert monitoring, feedback and recommendations for all new entries.

Future regulatory prospects

The "Seveso II" European directive aims at preventing major chemical hazards at industrial sites and at limiting their consequences for man and the environment. It classifies sites based on storage of hazardous substances. The level of regulatory disclosure requirements and prevention measures is based on this classification. At end 2004, out of more than 40 Michelin European sites, a single one was classified "high-level" and 6 "low-level".

Upon entry into force of the Seveso 2003 amendment in 2005, inventory volumes subject to classification are to be cut by a factor of 2 to 4. For Michelin sites, the main impact relates to inclusion of zinc and zinc compounds in the list of hazardous substances with respect to the aquatic environment.

As a result, and for an unchanged level of actual hazard, the number of Michelin classified sites could increase significantly in 2005.

Coverage of non-financial risk

In addition to a proactive protection and prevention policy, the Group's insurance strategy is based on the following three planks:

- ***Risk assessment***

Risk appraisal by the "Audit" and "Environment and Prevention" departments serves to determine the proper level of guarantee required.

- ***Transfer of high-intensity risk***

Michelin has contracted integrated global insurance programs covering the major risks, based on the types and levels of cover available in the insurance and reinsurance market. These involve mainly "property" and "civil liability" cover.

Property

A €500 million insurance program was contracted under the best financial terms to ensure continued operations in case of emergency; this program includes a €40 million Incremental Operating Costs cover.

Civil Liability

This program includes three key aspects:

- product civil liability;
- *operating costs; this has direct application for EC countries in* addition to underwritten contracts;
- environmental emergency cover for all Group companies.

The guarantee does not cover legal fees and product recall expenses.

Other insurance programs cover lower-level risk.

- ***Group Captive Insurance Companies***

The Group owns several captive insurance companies whose role is to cover medium-level risk. This involves risk pooling and helps control Group insurance costs.

These captive companies, with ceilings that are commensurate with their resources, are mainly involved in:

- the *"property liability" program, with a €30 million ceiling per* event.
- the USA and Canada product civil liability program with a US$5 million per hazard.

The aggregate premiums for financial year 2004 amounted to €65.4 million, against €74.5 million in 2003.

Legal risk

Michelin ensures compliance of all legal provisions and regulations applicable to its relationships with its partners. It is not subject to any specific tax law or other regulation or provision, or prior authorization for the conduct of its operations likely to have a significant impact on its financial standing.

Group legal liabilities flow from its operations as tire designer, manufacturer and distributor. Owing to the Group's on-going customer-orientated research in the area of product safety and quality, it should be reasonably well placed to prevent and control such legal liabilities.

The Group is generally exposed to product liability claims, chiefly in the USA, and to liability in connection with the distribution and marketing of its products, and to risks in connection with its social obligations, especially in the area of post-retirement benefits. As part of their day-to-day management business, certain Group companies are involved in legal proceedings. As at December 31, 2004 there existed no claim, arbitration proceedings or recent exceptional event likely to have or having had a significant impact on Group financial standing, earnings, business or assets.

Michelin, however, has filed arbitration proceedings at the end of 2003 against the seller of the Viborg group of companies acquired by the Group (see Note to the consolidated accounts page 76).

Economic performance target

Since 1993, Michelin makes a yearly assessment of its economic performance in relation to an internal high target hinging on value creation. To determine whether the Group is creating value, the actual risk adjusted return on capital employed (actual RAROC) corresponding to the cost of economic capital and debt), is compared with target RAROC. To this effect, the Group relies on the "Free Cash Flow to Economic Capital" method. The year 2004 saw for the first time since 1993 a refining of the method used. This has to do with the accounting of employee benefit obligations, since the amounts involved have substantially grown over the years. The related provisions, which used to be charged to our working capital requirements, are now treated as debt. As a result, we continue to calculate the objective rate based on 100% of shareholders equity for goodwill and intangible assets and 50% of shareholders equity for tangible and financial assets; but we now allocate 10% of Shareholders equity to inventory and 8% to trade payables (compared with 25% to cover one hundred per cent of working capital requirements as before). Moreover, interest charges in connection with these provisions (reversal cost) are now recognized in the effective result.

The other procedures are unchanged and we set forth below the calculations using the previous method to show the impact, which appears to be limited, induced by the change. With 15% after tax expressed in euros, the Group has retained a high level of capital yield requirement. After taking into account local differences concerning the cost of funds and risk in the countries where the Group operates, the average after-tax rate required to remunerate Shareholders funds is of 16.3% for 2004 using the new method (and 16.5% for 2004 using the old method and 15.7% for 2003).

(in € million)	2000	2001	2002	2003	2004 *OM*	2004 *NM*
"Standard" Shareholders Funds	4,429.9	4,592.0	4,495.2	4,250.1	4,191.4	4,570.2
Average weighted cost of Shareholders Funds	16.3%	16.0%	15.4%	15.7%	16.1%	15.9%
"Standard" Financial Debt	5,183.1	5,225.7	4,974.5	4,544.3	4,345.3	6,249.1
Average weighted cost of Coût debt	7.2%	6.1%	4.8%	4.3%	4.8%	4.5%
Capital invested	9,613.0	9,817.7	9,469.7	8,794.4	8,536.8	10,819.3
Objective rate	**11.4%**	**10.7%**	**9.8%**	**9.8%**	**10.4%**	**9.3%**
Net earnings after tax	438.4	313.9	614.15	328.9	527.2	527.2
Interest charge	358.2	350.7	283.4	244.4	235.4	365.2
Effective rate	**8.3%**	**6.8%**	**9.5%**	**6.5%**	**8.9%**	**8.3%**

In 2004, using the new method, the effective rate was 1 point below the target rate, versus a 1.4 point spread using the previous method.

In as much as the rate of return on economic capital selected by the Group could appear somewhat arbitrary to some investors, the following table shows – for information purposes – results of the Target RAROC for 2004 with a 12, 13 and 14% rate, based on the weighted average cost of economic capital (euro base) of 15%.

Weighted average cost of economic Capital	12%	13%	14%	15%
Target RAROC	8.1%	8.5%	8.9%	9.3%

Benefits

The notes to the consolidated financial statements at December 31, 2004 describe the Group's benefit obligations, their amount, the valuation methods applied, their accounting treatment and the annual cost.

Fully or partly funded plans

A number of schemes, for the most part in connection with retirement benefit obligations, are fully or partly funded under local regulation or through Michelin voluntary action. Minimum funding levels generally correspond to the discounted amount of future benefit obligations arising from previously accrued rights by virtue in particular of the "Accumulated Benefit Obligation" or ABO in the USA or the "Minimum Funding Requirement" in the United Kingdom. These obligations are recalculated each year by independent actuaries.

As at December 31, 2004, the situation of the relevant funds was as follows as compared with local minimum regulatory contributions:

	Plan assets (in € million)	**% of local regulations minimum funding requirement (*)**	**Expected return on plan assets 2004**	**Actual return on plan assets 2004**	**Average breakdown equities / fixed income and other**
United States	1,727	95%	8.50%	10.0%	61% / 39%
Canada	581	107%	8.00%	9.9%	67% / 33%
UK	1,441	107%	6.75%	9.8%	61% / 39%
Other countries	216	104%	5.57%	6.6%	11% / 89%
Group Total	**3,965**	**101%**	**7.63%**	**9.7%**	**59% / 41%**

** ABO in United States, Minimum Funding Requirement in UK*
Note: provisional unaudited Group internal assessments.

After a strong recovery in 2003, following 3 bear years, the financial markets posted more moderate growth. The net yield of assets under management posted 9.7% in 2004, above the expected return of 7.63% used as the basis to assess the pension costs for the year (see table above).

Note that in so far as local law gives Michelin some room for manoeuver in weighing on investment fund policy, Michelin refrains altogether from placing any Group shares in the managed funds.

With reference to funds invested with insurance companies as well as other alternative investments, Michelin is not in possession of all information on the underlying assets. As at Dec. 31, 2004 Michelin has only recorded, via a collective investment fund in Canada, an amount of CAD 154,289 in Group shares, or an insignificant percentage of the global portfolio.

Michelin makes regular contributions to the pension funds, and always does so in line with local applicable regulations. Michelin makes regular contributions to the pension funds.

Contributions	In € million (at average exchange rate)		
	2002	2003	2004
	346.9	133.4	219.6

In 2004, an exceptional contribution was made in the United States in an amount corresponding to €70 million. Note that in 2002, two such exceptional payments were made, one in the United States, the other in Spain, in a total amount of €220 million.

Unfunded obligations

As at December 31, 2004 the Group was not required to fund supplementary pension and post-retirement benefit obligations by making payments to external funds. These obligations correspond to payments directly made by employers to employees on the vesting date. They correspond to supplementary pension benefit commitments under German, and Italian plans and certain

Spanish plans, as well as payment of retiree leave benefits in France and retiree healthcare costs in the US and Canada.

They account for most of the sums recognized in the balance sheet, under provisions for a gross amount of €2,278 million (Note 11).

Benefits paid under these plans in the last three years were as follows:

Payments			(in € million)
	2002	2003	2004
	195.0	186.9	164.1

In light of the demographics of the personnel involved and of improved management of health cost increases, through introduction in particular of a cap on reimbursements for the American pension funds, and barring changes in local regulations, such payments should grow by a few per cent each year quite regularly. Over three years they account on average for 17.1% of Group cash flow.

Impact of periodic pension costs on operating income

Excluding exceptional items, benefit charges are recognized under "Payroll costs" in operating expenses.

In € million

	2002	2003	2004
Operating income before impact of "benefits"	1,565.8	1,510.9	1,645.6
Impact of "benefits"	340.6	367.8	346.5
Published operating income	1,225.2	1,143.1	1,299.1

An analysis of note 13 shows that discounting costs (interest charges), that are not actual cash payments, account for the bulk of these charges.

Company and environmental information

published pursuant to the law on New Economic Regulations (NRE)

French companies are required to disclose in their annual reports "information on the social and environmental impacts of their activities". Pursuant to Clause L 225-102-1 and relevant application decrees of February 20 and April 30, 2002 of the NRE (*Nouvelles Régulations Economiques*) law of *Code de Commerce*.

Michelin Group has elected to disclose this information on a Group-wide basis rather than limiting it to its French listed company. Although far more complex, this approach alone is germane to a realistic and meaningful account of the Group's social and environmental commitments. Where, in this environmental report, Group scope is not relevant, we indicate the scope relevant to a particular disclosure.

In 2004, Michelin continued the gradual development of its set of indicators, based on data supplied by all of our 74 industrial sites and more than 170 trading branches.

The second "Michelin Performance and Responsibility update 2003-2004", published in 2005 in French and English, sets forth the guidelines and results of ongoing measures taken at Michelin to combine the Group's growth and economic performance targets with a responsible exercise of its mission vis-à-vis people, the environment and society as a whole.

Note that Michelin Group's watchwords in implementing its operations are set forth in a document called "Michelin Performance and Responsibility Charter", which is available on the www.michelin.com. website.

Employee information

1. a - Number of Group employees, breakdown of male/female employees, change in number of employees, fixed-term contracts, overtime and third-party manpower

Group employees at December 31, 2004

	Europe	North America	South America	Asia-Pacific	Africa/Middle-East	TOTAL
FTE	76,111	23,453	5,669	11,786	3,437	**120,456**

In full-time equivalent

Breakdown of male-female employees

Female employees as a percentage of total headcount

	Europe	North America	South America	Asia-Pacific	Africa/Middle-East	TOTAL
Administrative and technical workers	7.21	14.02	2.04	7.21	2.58	**8.38**
Employees	25.60	28.53	26.45	26.20	21.01	**26.07**
Managers	14.56	10.89	10.43	12.72	9.30	**13.66**

Excluding Euromaster, TCI and Plantations

Change in number of employees in 2004

	Europe	North America	South America	Asia-Pacific	Africa/Middle-East	TOTAL
Natural Attrition	5,394	1,765	157	481	179	**7,976**
Voluntary departures	1,012	539	26	425	4	**2,006**
Early retirement	2,023	729	1	38	5	**2,796**
Hires	6,005	2,615	398	1,872	377	**11,267**

Excluding Euromaster, TCI and plantations

Fixed-term Contracts

In 2004, fixed-term contracts accounted for 1.98% of total Group payroll.

Overtime, interim workers

Recourse to overtime can be decided to cope with staff availability issues and to adjust to customer demand. The total number of overtime work carried out in the Group as a percentage of total number of hours worked over the year varies from under 1% in Europe to around 5% in North America. Overall payroll with respect to overtime accounted for 1.3% of Group total payroll in 2004.

Interim work as a percentage of total number of hours worked varies from 0 to 7.5% in Europe in 2004. Worldwide, interim work as a percentage of total payroll varies from 1% to 11%, depending on the country.

1. b - Information concerning staff downsizing plans

When downsizing is necessary, Michelin Group takes a number of steps to avoid recourse to lay-offs and provide individual support to individual staff members concerned.

- Priority is given to internal redeployment options; this step, which is the most widely used, was implemented in 2004 in particular in Germany, Belgium, China, France, Spain, Italy, the Netherlands and North America;
- Introduction of a permanent watch system to facilitate internal and external mobility and anticipate developments (three sites in France in 2004);
- Recourse to early retirement and similar provisions (CATS in France, gradual early retirement in Germany, "mobilita corta" and "mobilita longa" in Italy, and redeployment contracts in Spain etc.);
- Special compensation, often in excess of minimum legal obligations ("Separation Packages Plans" in North America);
- Job identification initiatives through the Group's employment support offices.

In Europe, Michelin Development operations are conducted in the United Kingdom, Spain, Italy, Germany, Poland, Russia, Hungary and France (under the name SIDE, Compagnie d'Industrialisation et de Développement Economique). The mission of Michelin Development is to create jobs in the area around our sites (see below). Such fillip to local economic activity helps reconversion of employees who find themselves in a position where they have to leave the Company.

2 - Labor organization, part time work, absenteeism

Labor organization

Working hours in all 74 industrial plants and dozens of logistical, sales and back-office branches are fixed pursuant to the legal provisions that provide for a 35-hour to a 48-hour week depending on the country for staff other than production workers. The most common legal working week is the 40 hour-week.

In countries where the Group manufactures tires, (except for Japan where the ratio is of 43.5%) between 54% and 78% of staff, that is a majority, work in shifts, as per local legal and industrial practice. The number of daily shifts varies widely (with a maximum of five shifts). Shift work serves to optimize industrial facility utilization by enabling maximum production time (up to 360 days a year, 7 days out of 7), while shift workers enjoy reduced overall working time and additional compensation.

Part-time work

In countries that resort to part-time work, less than 1% of total staff are concerned in all but a few countries: Belgium 6.5%, France 5.5% and Italy 2.8%.

Absenteeism

Absenteeism on Michelin sites tends to be lower than national averages in similar sectors. It ranges from around 1% (Brazil, Thailand) to 5% (Germany, Spain, Italy, Poland). The Group average (based on the ten largest countries in terms of number of employees) is of 3.16%, sick leave accounting for the bulk of absenteeism.

3 - Change in payroll and welfare costs, equal pay, profit sharing, bonuses, company savings schemes

(In € million)

TOTAL 2004 Payroll	Production workers	Administrative and technical employees	Managers	Short-term contracts	Severance pay	Retraining and reorganization costs
4,871.91	2,189.68	1,775.05	532.69	96.58	5.49	2.77

* *In € million, including benefit provisions*

Change in payroll costs

In 2004, payroll costs amounted to 31.2% of Group sales or €4,871.91 million, including €957.24 million social charges borne by the employer.

Group payroll charges breakdown as follows:

• Basic wage	62.3%
• Deferred charges and benefits	28.5%
• Overtime	1.3%
• Allowances, allocations and bonus pay	7.9%

The Group's pay policy, managed with a long-term view and designed to reward individual and management skills, is based on career management and attuned to market changes. For the sake of consistency, Michelin's managers compensation is governed by rules and processes common to all entities. It hinges on variable pay and achievement of targets.

For example, in France, which has by far the largest number of employees (31,000) and where inflation ran at 2.1%, 2004 wage increases were as follows:

• Production workers:	+2.4%
• Administrative/technical staff	+2.8%
• Management	+3.3%

Equal pay

Average wage difference as between men and women:

• Production workers:	+0.1%
• Administrative and technical staff	– 5.2%
• Management	– 5.0%

In each country, the average wage spread as between men and women was calculated for the largest category of staff. An average weighted number was then calculated for the Group as a whole.

The spread can be attributed to company seniority, or experience, which is lower among women. Across all personnel categories, pay management rules are the same for men and women.

Profit sharing, bonuses, Company savings scheme

In France, the profit sharing scheme set up jointly with trade unions was implemented during 2004. The relevant triggers are the number of progress ideas authors, the percentage of ISO 14001-certified staff (for MFPM*) the frequency of accidents at the workplace, the volume of raw material waste, the order fill rate and employability (at site level). In 2004, an aggregate amount of €32.7 million (versus €20 million in 2003), was paid under the profit sharing scheme, or an average of €1,247 per head, equal to 4.5% of gross wage.

The total amount of employee bonus schemes amounted to €4.3 million, or €160 on average.

In several countries – Germany, the Netherlands, France, North America – retirement savings plans have been set up to allow employees to provide for their own pension benefits and benefit from an employer's contribution of up to 50% of their down payment.

**MFPM: Manufacture Française des Pneumatiques Michelin, the Group's largest French industrial and trading entity.*

4 - Professional relations, collective bargaining

Throughout Europe (with the exception of Russia) agreements have been signed with unions on a wide range of industrial relations, based on local legal provisions.

The countries that have adopted inter-branch agreements are the following: Germany, Belgium, Spain, France, Hungary, Italy, the Netherlands, Poland, United Kingdom, Brazil, Colombia, China, Japan, Taiwan and Thailand.

In 2004, the world over, numerous meetings were held (more than twenty in some countries like Spain, Belgium, Poland, the United Kingdom, Columbia and Japan). Over and above the formal aspects, these gave rise to opportunities for exchange. The main agreements concluded were as follows:

In Europe

- France: two gradual early retirement agreements and guaranteed effective rate; profit sharing schemes pegged to site performance; an amendment to the agreement at Pneu Laurent on flexible working hours;
- Germany: EVA agreement on industrial competitiveness and pay;
- Hungary: annual round of negotiation of the inter-branch agreement at national level and of two industrial site-level amendments;
- Italy: national agreement on the Rubber Workers branch agreement and 12 site-level agreements;
- The Netherlands: the branch agreement was extended to April 1, 2005;
- Poland: the branch agreement;
- Spain: inter-site collective bargaining for production, sales and research center facilities for the 2004 – 2006 period; setting

up of negotiating groups on sub-contracting, absenteeism and worker profit sharing schemes;

- United Kingdom: negotiation with both majority unions towards a new agreement for 2005.

In North America

Signature with United Steel Workers of America (USWA) of an agreement for the 2003-2006 period, in all four Uniroyal Goodrich plants, after the preceding agreement had expired in April 2003.

In unionized plants, Michelin Group's aim is to ensure a positive relationship, whereby the plants' overall targets may be met. The Group's relationship with "United Steel Workers of America" (USWA), joined by most unionized Michelin staff, is a highly professional one, geared to customer service and employee respect. In addition to scheduled collective bargaining, Group managers regularly meet USWA representatives to share information on Company business, address topical issues and discuss themes of common interest.

South America

- Brazil: a series of four agreements were signed with Rubber Union Workers (agreement on general working conditions and pay, profit sharing, interim work at the Resende site, shift organization);
- Colombia: established negotiations over the years with respect to pay and work organization.

Asia

- China: 80% of staff are covered by a union agreement;
- Japan, Taiwan and Thailand: regular meetings as part of Workers Council relations.

Africa-Middle-East

- In Nigeria, an agreement was signed with the "Senior staff association" on raising the level of four benefits: health, housing, transportation and services;

- In Algeria, the Group set up a new profit sharing committee, in the wake of elections held in the last quarter of 2004.

5 - Occupational hygiene and safety

Risk prevention as applied to industrial health

Two in-house experts are in charge of developing the Group's formal industrial health policy. Top among their priorities, are the setting up and monitoring of an expert network and introduction of relevant standards. A set of mandatory preventive and remedial actions to deal with legionnaire's disease contamination hazard was thus drawn up in 2004.

With respect to the prevention of chemical hazard, a Centralized Health and Safety (CHS) database of all potentially hazardous chemicals used in the manufacturing process was set up at the end of 2004. Note that for many years Michelin has subjected all new chemicals to toxicological tests ahead of any approval of products for use on an industrial scale.

Occupational health

Individual health is monitored internally and/or by third-party service providers supervised by the Group's head physician. Where existing public health services are deemed inadequate, Michelin takes steps to improve them.

For example, in 2003, Michelin supplied state-of-the-art equipment to the Davydovo hospital (Russia). The in-house clinic of the Port-Harcourt Nigerian plant was modernized in 2004. In the remote sites, such as Brazil's and Nigeria's rubber tree plantations, Michelin runs surgeries to treat patients quickly.

In 2004, Michelin continued its drive in the area of HIV prevention and AIDS awareness among staff and local populations, focusing on countries worst hit by the disease. For example, in Nigeria, screening is systematically proposed to Port-Harcourt staff during medical checks.

Safety at the workplace

On average, Michelin Group sites' accident frequency and seriousness rates are as follows:

	2002	2003	2004
Frequency rate	18.06	9.93	5.73
Seriousness rate	0.65	0.46	0.32

Credit for the further significant progress achieved in 2004 after those achieved in 2003, must be given to site management teams and to the strong impulse at Group level to organize intensive training sessions coupled with best practice sharing world-wide.

6 - Training

Breakdown of training expenses by region and type, as a percentage of zone payroll costs.

	Training budget	Management training	General training	Core know-how training
Europe**	4.66%	7.66%	11.96%	80.38%
North America	3.34%	5.00%	2.00%	93.00%
South America*	3.83%	8.50%	27.50%	64.00%
Asia	3.93%	13.87%	35.55%	50.58%

*** Excluding Euromaster and Pneu Laurent*

** Excluding plantations*

As in 2003, the Group's training effort was focused on core know-how, in line with its policy of promoting the acquisition of skill.

7 - Disabled workers

In most countries, companies are required by law to fill a statutory percentage of jobs with disabled staff. Where this percentage is not reached, companies are required to make a financial contribution. As a matter of principle, Michelin Group promotes employment of disabled people and to this end, adopts a mix of solutions: employment of disabled workers (for example 1.5% in Brazil, 2% in the United States of America, around 3% in the UK and 6.1% in France), recourse to subcontractors mainly staffed with disabled persons (for example in Spain and Poland) and financial contributions to ad-hoc statutory institutions, as in Hungary.

8 - Corporate citizenship

In most countries where it operates, Michelin Group makes financial contributions to a number of associations in the field of sports, vocational training, culture and charity. Each year, the Group spends some €25 million on local community events and charity.

In Europe, Group contributions to local life vary from country to country and are in general substantial as well as sustained. A €300,000 contribution was made to the Spanish Red Cross after the attacks on Madrid on March 11, 2004.

In North America, Michelin contributes to associations and local communities in the form of financial contributions and volunteer work. Upwards of US $1 million are earmarked every year for this purpose, in such areas as social training, environmental, safety and living environment programs.

In Nigeria, Michelin plays an active role at local level including maintenance of medical equipment, power and water supply, contribution to the running costs of schools and sports clubs and the handicapped children's hospitals for an overall yearly amount of some €500,000.

In Asia, Michelin made a US $2 million donation to victims of the tidal wave in December 2004.

9 - The vital role of sub-contracting

In 2004, third-party services, cleaning of facilities, machinery and working outfits, security, handling and storage, waste elimination, IT and telecom operations and administrative services) amounted to the equivalent of 4.1% of payroll.

10 - Michelin European Development: an actor of regional development and job creation

Michelin Development, the Group's job search program, is active at local level in every region where the Group operates.

In 2004, Michelin Development set up agencies in France (*Société d'Industrialisation et de Développement Economique* – SIDE), Spain, Germany, Italy, the United Kingdom, Russia, Poland and Hungary, and one is being set up in Roumania. With twenty dedicated staff and an overall budget of €8 million, in 2004, Michelin Development supported projects with a job creation potential of a thousand or so jobs in the mid-term.

11 - Community relations, vocational training, associations

In 2004, a series of guidelines on the nature and importance of its involvement in the life of neighbouring communities were circulated in Michelin sites worldwide. The three priority areas are as follows:

- improve mobility (through public awareness campaigns on road safety for children and teenagers such as "Junior bike" in Europe);

◦ provide education and training as in Waterville (Canada) where Michelin has joined the university, the town and local associations in the "Techsploration" project that encourages schoolgirls to embrace technical and scientific careers;

◦ contribute to enhanced local quality of life and to solve local issues, as in Beijing, where Michelin supports the town's effort in promoting selective household refuse collection in a "Green Community" pilot project. The Group also plays an active role in Nigeria's and Brazil's vaccination campaigns.

Michelin fosters close relations with the schools located close to its facilities. For example, the Group made a grant to local schools in Davydovo (Russia) to purchase equipment, and in the United States, Michelin has sponsored training designed to promote diversity.

The Group ensures the overall consistency of its action, backed by best practice sharing.

12 - Supplier Relations

In light of the relative weight of its procurement costs in overall expenditure (some 50%), Michelin considers it very important to foster business relationships with companies that abide by the same principles as its own in terms of balanced development.

With this in mind, Michelin drafted a Purchasing Code at the end of 2004, which is currently being circulated to its suppliers. The Code sets forth a number of issues on which it expects its current and prospective suppliers to disclose their current status, progress targets and policy plans.

Michelin's Purchasing Code stresses in particular the importance of environmental and social policy and refers to World Health Organization's guidelines on child work, forced labour, minorities and working conditions.

Environmental information

1 - Michelin's environmental approach

Michelin's environmental policy with respect to production operations is set forth in SMEM (Système de Management Environnemental Michelin). SMEM is designed to support Group facilities worldwide in addressing the specific environmental hazard issues arising from their day-to-day operations as well as in the long term.

SMEM covers the following aspects:

◦ conformity with local regulation;

◦ yearly progress monitoring and alignment with local requirements and fixing of targets;

◦ prevention of pollution due to accidental spills.

To complement this progress-orientated approach based on SMEM, Michelin introduced in 2004 a set of basic "Group Environmental Standards". These standards apply to all new plants and plant development projects, and will underpin ongoing progress toward environmental excellence at all Michelin sites.

The following data was drawn from our environmental information database, governed by an ongoing progress approach geared to extending its scope and improving quality. The data published in the reporting period covers 95% of Group industrial (finished and semi-finished products) and research and development facilities worldwide.

2 - Review of legal indicators

2.1 - Atmospheric emissions

Greenhouse gas effect

Direct CO_2 emissions from Michelin-owned boilers were down 9% in 2004 or 0.6 t by metric ton of finished product manufactured.

Our manufacturing activities indirectly generate CO_2 emissions by our power and thermal energy (steam) suppliers. These indirect emissions account for an estimated 0.7 t by ton finished product.

Other atmospheric emissions *

◦ ***Photochemical pollution***

The two pollutants concerned are Volatile Organic Compounds (VOCs) due to use of solvents in our manufacturing processes and nitrogen oxide (NO_x) from boilers.

Specific NO_x emissions are down slightly to 0.9 kg by ton of finished product (versus 1.0 kg/t in 2003, or -8 %).

VOC emissions are down 1% (4.5 kg/t). After the –10 % achieved between 2002 and 2003, it is implementing a major process designed to cut VOC emissions substantially in the mid-term, in line with its ambitious VOC emission reduction targets for Europe and North America.

◦ ***Acidic Substances***

Michelin's sulfer dioxide emissions (SO_2) were down from 3.7 kg/t to 1.8 kg/t. Note that is mainly due to a standardization of calculation methods coupled with a gradual switch from fuel to natural gas. Emissions are chiefly generated by Group coal burners still in use in France, Poland, China and the United States.

** As defined by ministerial decree of April 30, 2002*

2.2 - Water consumption and effluents

Water consumption

The Group uses water mainly to cool plant, and as a heat carrier in the form of steam. After proper treatment, the water used in production is in general discharged to the environment.

Michelin's water consumption amounts to 15 m^3 by ton of finished product, down 1% on 2003.

Discharges to the aquatic environment

The main pollution emissions of our plants are Suspended Matter and residual hydrocarbons. Michelin monitors these emissions – which are not specific to our processes but inherent in most industrial activities and are partly due to sanitary sewer – together with the resulting Chemical Oxygen Demand (COD).
We also monitor zinc discharge levels from the zinc oxide that enters in the composition of our tires, and the quantities involved are generally small.

2.3 - Ground level discharge

Our operations do not generate continuous discharge into the ground or water table.

We implement via SMEM an approach relating to the risk of accidental spillage comprising a number of physical steps (ground protection) and of principles (operator behavior through set procedures for hazardous operations and remedies in the event of an accident).

2.4 - Waste

Waste produced is up from 135 kg/t to 147 kg/t, a rise mainly related to an extended scope of data consolidation. In 2004, Michelin took measures to optimize recycling of manufacturing waste and reduce underground waste disposal. As a result of these measures, Michelin's recycling rate moved up from 73% to 77%.

2.5 - Resources consumed

Energy

Our specific energy consumption was down from 18 GJ/t to 16 GJ/t. This development is mainly due to switch to a new calculation method. Using the previous calculation method, our specific energy consumption is down a little less than 5%.

The share of natural gas, which is more environment-friendly than the other fossil fuels was up 2 points to 59%.

In 2004, Michelin set up a central agency to optimize energy consumption at our plants and step up best practice sharing.

2.6 - Pollution prevention

Please refer to the "industrial hazards" section p. 114.

2.7 - Driving progress

Certification and evaluation, regulatory conformity guarantee

Upon SMEM implementation, Michelin's sites become ISO 14001 certified. The Group aims is to have 100% of its finished products manufactured at certified sites by end 2006 (excluding plants acquired less than three years before). At end 2004, this percentage amounted to 90%.

In 2004, Michelin's certification drive was extended to its research and development facilities, semi-finished product manufacturing plants and rubber tree plantations.

SMEM (Système de Management Environnemental Michelin) hinges on compliance with local regulation in force at any time. Under SMEM, therefore, all of our sites undertake to fully comply with relevant regulation.

Internal organization

To guarantee the accuracy of hazard assessments and the relevance of the solutions adopted, Michelin Group adopted an environment monitoring network in charge of hygiene and safety at the workplace and industrial risk prevention.

The "Environment and Prevention" (EP) network comprises 140 experts based in the different countries and supported by a dedicated team in each plant. The head of EP operations reports to the Group's Executive Council and receives a specific budget allowance.

Employee training and information

The first phase of SMEM deployment launched in 1998 served to raise environmental awareness of 72,000 employees through special training programs.

2.8 - Provision for environmental risk

The aggregate provision for environmental risk was capped at €3 million at December 31, 2004.

2.9 - Other information

Odor and Noise Nuisance

Every Michelin plant, assisted by in-house experts, strive to minimize impact on neighboring populations.

In some plants surrounded by housing estates, odor can be a nuisance. This is due to processing of certain kinds of natural rubber (a key ingredient for tire manufacturing). Michelin introduced a series of measure to reduce smell as far as possible. Among the different technologies that have been tested on an industrial scale, one is currently tested in three Group sites, and this could give rise to a technical solution in the not too distant future.

3 - Data recap table

	2004	2003	Observations
Water consumption	**15 m³/t**	**15 m³/t**	
Energy consumption	**16 GJ/t**	**18 GJ/t**	
Including: Michelin stationary sources	10	10	Boilers
Steam	1.0	2.4	Steam purchased from third-party suppliers
Power	5.3	5.9	Power grid
Greenhouse gases	**1.3 t/t**	**1.6 t/t**	An internal survey showed that practically all our greenhouse gases are made up of CO_2 from combustion plants
Including: Michelin stationary sources	0.6	0.7	Direct emissions
Steam	0.1	0.3	Indirect emissions
Power	0.6	0.6	Indirect emissions
Sulfur dioxide emissions	**1.8 kg/t**	**3.7 kg/t**	Generated from: stationary sources (boilers)
Nitrogen dioxide emissions	**0.9 kg/t**	**1.0 kg/t**	Generated from: stationary sources (boilers)
Volatile Organic Compounds	**4.5 kg/t**	**4.5 kg/t**	
Waste	**147 kg/t**	**135 kg/t**	Including 77% recycled in 2004, versus 73% in 2003
Environmental management (% of finished products made at ISO 14001 certified plants)	**90%**	**90%**	

Conception et réalisation :
W PRINTEL

Crédits photos :
© Michelin, © Michelin / Steve Murez, © Michelin / Joël Damase,
© Michelin / DPPI © Michelin / Toby Richards, Renault / P. Sautelet - Gettyimages

Compagnie Générale des Etablissements Michelin
Michelin et Cie
Siège social : 12, cours Sablon • Clermont-Ferrand (Puy-de-Dôme) - France

Shareholder's agenda

Annual Shareholders Meeting	May 20, 2005
Dividend payment	May 24, 2005
1st quarter 2005 Net Sales	April 26, 2005
1st half 2005 Earnings	August 5, 2005
3rd quarter 2005 Net Sales	October 24, 2005
Net Sales 2005	February 2006*
Earnings 2005	February 2006*

** The above dates are for reference purposes and may be changed*

Design and production:
W PRINTEL

Photos:
© Michelin, © Michelin / Steve Murez, © Michelin / Joël Damase,
© Michelin / DPPI © Michelin / Toby Richards, Renault / P. Sautelet - Gettyimages

Compagnie Générale des Etablissements Michelin
Michelin et Cie
headquarters: 12, cours Sablon • Clermont-Ferrand (Puy-de-Dôme) - France

Individual Shareholder Relations

Anne-Marie Vigier-Perret

12, cours Sablon
63040 Clermont-Ferrand Cedex 9 – France

Phone: **+ 33 (0)4 73 98 59 00**

Toll-free calls in France: **0 800 000 222**

actionnaires-individuels@fr.michelin.com

Investor Relations

46, avenue de Breteuil
75324 Paris Cedex 07 – France

Phone: **+ 33 (0)1 45 66 16 15**

investor-relations@fr.michelin.com

Media Relations

46, avenue de Breteuil
75324 Paris Cedex 07 – France

Phone: **+ 33 (0)1 45 66 22 22**

INTERNET ADDRESSES

www.michelin.com
www.michelin.com/corporate
www.michelinsport.com
www.viamichelin.com
www.challengebibendum.com
www.paxsystem.com
www.michelin-emplois.com
www.tireadvisor.com
www.wbcsdmobility.org

Michelin

23, place des Carmes-Déchaux
63040 Clermont-Ferrand Cedex 9 – France

Phone: **+33 (0)4 73 32 20 00**
www.michelin.com



MICHELIN
A better way forward

SEC File #82-3354


SEC MAIL PROCESSING
RECEIVED
JUN 1 6 2005
WASH. D.C. 190 SECTION


MICHELIN

Performance et Responsabilité Michelin 2003 – 2004

MICHELIN
Une meilleure façon d'avancer

Utilisation

Traitement en fin de vie



Rechapage



Mise en décharge
Valorisation énergétique
Valorisation matière
Terrains de sport
Objets moulés
Revêtements routiers



15 689 M€ de chiffre d'affaires en 2004

Impacts sociaux et économiques
Nous produisons près de 195 millions de pneus par an, permettant à des dizaines de millions de véhicules de circuler ainsi qu'à des milliers d'avions de décoller et atterrir.

Impacts environnementaux
De très loin, le principal impact environnemental du cycle de vie d'un pneu est lié à sa résistance au roulement. Celle-ci représente jusqu'à 20 % de la consommation de carburant d'une voiture et 30 à 40 % de celle d'un poids lourd.



Pour plus de détails sur...

- le respect des clients : pages 24 à 39
- notre dialogue avec les pouvoirs publics : page 55
- l'impact environnemental de l'usage des pneumatiques : pages 78-79



Impacts sociaux et économiques
Depuis plusieurs années, nous contribuons au développement des filières de valorisation des pneus en fin de vie.

Impacts environnementaux
L'impact environnemental des pneus en fin de vie est 25 fois plus faible que celui de la phase d'utilisation. Toutefois, en vendant chaque année près de 195 millions de pneus, nous générons à terme autant de pneus usés à traiter.

Ces pneus sont valorisables : rechapage, utilisation comme combustible (le pneu a un pouvoir énergétique proche de celui du charbon), fabrication de produits caoutchoutés, travaux de génie civil, etc. La mise en décharge disparaît progressivement.

Pour plus de détails sur...

- la valorisation des pneumatiques usagés : pages 80 à 83

Les étapes de la vie d'un pneu

Production de matières premières, énergie, services

Industrie pétrolière

Sidérurgie

Industries chimique et textile

Hévéaculture



8 971 M€ d'achats de matières premières, énergie et services en 2004

Impacts sociaux et économiques
500 000 à 600 000 personnes produisent le caoutchouc naturel que nous utilisons. La production des autres matières premières fait appel à un effectif beaucoup plus faible.

Impacts environnementaux
Les impacts environnementaux de la production des pneumatiques sont principalement liés à l'extraction des matières premières et à l'élaboration des semi-finis entrant dans leur fabrication. La production de caoutchouc naturel requiert quant à elle une surface cultivée d'environ un million d'hectares en zone tropicale humide et contribue à la fixation du carbone atmosphérique.

Pour plus de détails sur...

- nos relations avec nos fournisseurs : pages 50-51
- l'hévéaculture : pages 20-21
- les impacts de nos activités logistiques : page 75

Poids dans l'impact environnemental global de notre activité

Conception et fabrication

Centre de recherche

Unité de production

Pneumatiques

Distribution



4 872 M€ de salaires et charges sociales, 185 M€ de dividendes en 2004

Impacts sociaux et économiques
Michelin emploie 126 000 personnes. Son développement est soutenu par plus de 191 000 actionnaires.

Impacts environnementaux
Les impacts environnementaux liés à la fabrication sont faibles comparés à ceux des autres étapes du cycle de vie.

Pour plus de détails sur...

- le personnel Michelin : pages 42 à 49
- nos relations avec les communautés : pages 52 à 54
- le respect des actionnaires : pages 56 à 65
- le management environnemental de nos sites : pages 70 à 74

Sommaire

Légendes



Les faits



Points de vue de nos parties prenantes



Objectifs de progrès

La structure du présent document est principalement articulée autour de quatre chapitres, correspondant à quatre de nos valeurs : respect des Clients, respect des Personnes, respect des Actionnaires et respect de l'Environnement. Les faits et chiffres présentés tout au long du rapport, collectés auprès de nombreuses sources dans toute l'Entreprise, ont été vérifiés et mis en forme avec un souci constant de véracité, de précision et de respect des Faits. C'est pourquoi nous avons choisi de ne pas consacrer en tant que tel un chapitre à la cinquième de nos valeurs.

Performance et Responsabilité Michelin 2003-2004

Le présent rapport Performance et Responsabilité Michelin couvre la période 2003-2004. Il expose la façon dont nous avons concrétisé en actes nos principes et nos valeurs d'Entreprise, dans nos différents domaines de responsabilité.

L'entreprise Michelin est engagée dans une démarche de développement équilibré et responsable de long terme, dont les progrès se mesurent dans la durée.

Nous avons donc fait le choix de publier une version complète de notre rapport tous les deux ans. Les années intermédiaires, nous présentons l'évolution de nos principaux indicateurs dans une mise à jour synthétique, axée sur les faits et les chiffres.

Document de référence de notre approche, la Charte Performance et Responsabilité, publiée il y a trois ans, explicite nos valeurs et notre démarche. Elle est disponible sur notre site Internet www.michelin.com, de même que le premier rapport Performance et Responsabilité Michelin, publié en 2003.

Enfin, on trouvera dans le Rapport annuel 2004 de Michelin les informations sociales et environnementales communiquées au titre de l'article L 225-102-1 complété par les décrets et arrêtés d'application des 20 février et 30 avril 2002 du Code de Commerce.


MICHELIN

Performance et Responsabilité

Nous sommes heureux de vous présenter notre deuxième rapport Performance et Responsabilité Michelin !

Sa raison d'être : vous faire partager les progrès concrets et les orientations d'une Entreprise en marche au service d'une meilleure mobilité.

Se déplacer, transporter des marchandises sont des activités fondamentales pour le développement économique et humain. Parmi tous les moyens de déplacement disponibles, la route est de plus en plus naturellement adoptée pour sa souplesse et sa fiabilité au quotidien, en particulier dans les pays en croissance économique récente et forte. Mais son développement pose des défis humains et environnementaux complexes. Ces défis doivent être relevés. Nous y contribuons au travers d'initiatives conjointes avec d'autres entreprises, mais avant tout dans le cadre de nos propres activités.

Notre première responsabilité, c'est la performance technique de nos pneumatiques. Nous travaillons à l'améliorer constamment, avec le souci permanent d'augmenter la sécurité, en maintenant le bon équilibre du triptyque adhérence, longévité, efficacité énergétique. Le progrès de nos nouvelles gammes dans ces domaines confirme notre leadership. Nous avançons aussi sur d'autres aspects essentiels, tel l'utilisation de composants à la fois plus performants et respectant encore mieux notre environnement. Nous enregistrons également avec satisfaction les résultats concrets obtenus dans le domaine de la valorisation des pneus en fin de vie. En Europe, plus un pneu ne sera mis en décharge à partir de la mi-2006. Un gros travail reste à faire dans d'autres parties du monde : il est bien engagé.

En interne, nous constatons des progrès tangibles dans l'amélioration de la sécurité au travail. La mobilisation de tous, de l'opérateur au directeur de site, a permis de réduire considérablement le nombre et la gravité des accidents. Nous amplifions notre plan de progrès concernant les aspects essentiels que sont l'ergonomie et la qualité de vie au travail. Nous voyons se concrétiser notre volonté de développer pleinement tous les talents présents dans l'Entreprise. Nous avons poursuivi avec détermination la mise en place de notre système de management environnemental sur nos sites, affiné notre cartographie des risques industriels et renforcé encore notre maîtrise des risques de toute l'Entreprise.

Nos établissements sont implantés sur tous les continents. Nous ne souhaitons pas qu'ils y soient isolés, mais au contraire nous les voulons impliqués dans la vie des communautés qui nous accueillent. En Europe, les actions de nos huit filiales Michelin Développement participent à la création d'un millier d'emplois par an dans les entreprises locales. Dans le reste du monde, notre implication vis-à-vis des communautés s'organise maintenant autour de trois pôles : la mobilité, l'éducation, le soutien que nous apportons sur les enjeux locaux.

Pour renforcer la mise en œuvre de notre démarche Performance et Responsabilité Michelin sur tous nos sites de production, nous avons lancé en 2004 un programme spécifique à l'activité industrielle, appuyé sur le partage des meilleures pratiques : Michelin Manufacturing Way. Mais nos efforts en matière de développement responsable ne doivent pas s'arrêter à la porte de nos usines. Nous souhaitons en particulier les partager avec nos fournisseurs. Nous avons ainsi commencé la diffusion du "Code des Achats Michelin", qui décrit nos attentes vis-à-vis de ces partenaires.

Nous l'avons constaté lors des rencontres internationales des Journées Groupe 2004 : notre démarche est aujourd'hui bien implantée dans l'Entreprise, notamment auprès des managers. Merci à nos équipes, qui ont permis tous ces progrès ! Il nous faut poursuivre l'information et la formation, pour aller plus vite et plus loin.

Performance et Responsabilité Michelin est une recherche d'équilibre : à nous d'imaginer et déployer dans notre développement les solutions "gagnant-gagnant". À nous de mettre en pratique les valeurs de l'Entreprise : respect des Clients, respect des Personnes, respect des Actionnaires, respect de l'Environnement, respect des Faits. À nous de progresser dans cette démarche qui, plus qu'un programme, des orientations et un bilan, doit être un état d'esprit.

Après plus d'un siècle d'activité, nous savons bien qu'il est essentiel de travailler sur le long terme. Dans ce rapport Performance et Responsabilité Michelin, nous ne cherchons pas à montrer que notre travail est achevé. Il ne l'est pas.

Performance et Responsabilité Michelin, c'est un voyage. Nous savons où nous allons. Nous sommes en route !



Édouard Michelin

René Zingraff

Connaître notre Groupe

Notre mission : contribuer aux progrès de la mobilité

Depuis sa naissance en 1889, l'entreprise Michelin contribue au progrès de la mobilité, par son expertise dans le domaine des pneumatiques et de la liaison au sol et sa volonté d'innovation. À plusieurs reprises, Michelin a provoqué des ruptures technologiques, telles que le pneu radial ou le "pneu Vert".

Michelin, leader mondial du pneumatique, détient 20,1 % du marché (2003). Son chiffre d'affaires est constitué à 98 % par l'activité pneumatiques et services associés – le cœur de métier – et pour 2 % par les systèmes de liaison au sol, les services d'aide à la mobilité, les publications touristiques et les produits dérivés Michelin Lifestyle.

En 2004, Michelin a produit 194 millions de pneumatiques et imprimé 19 millions de cartes et guides, pour un chiffre d'affaires de 15,689 milliards d'euros, en hausse de 2,1 % par rapport à 2003.

Une organisation mondiale tournée vers les marchés

Michelin commercialise ses produits dans plus de 170 pays. Pour répondre de façon adaptée aux spécificités techniques et économiques locales, le Groupe a fait le choix d'une implantation industrielle proche de ses marchés avec 74 sites de production dans 19 pays.

Afin de mieux servir ses clients, Michelin s'est doté d'une organisation en neuf lignes-produits :

- Tourisme camionnette ;
- Poids lourd ;
- Avion, Génie civil, Agricole, Deux-roues, Roues, Composants, activités regroupées au sein de la ligne-produit de Spécialités ;
- Éditions des Voyages.

Les services numériques d'aide au déplacement sont proposés par ViaMichelin. Les produits dérivés à la marque Michelin sont gérés par Michelin Lifestyle (chaussures de sport, chaînes à neige, etc.).

Deux réseaux de distribution complètent notre dispositif opérationnel : Euromaster en Europe et TCI (Tire Centers Inc.) en Amérique du Nord.

Le Centre de Technologies Michelin, qui constitue le pôle de Recherche-Développement du Groupe, comprend trois établissements principaux (France, États-Unis, Japon) et plusieurs autres sites d'essais ou de recherche (Brésil, Espagne, Chine, Thaïlande).

Les lignes-produits sont soutenues par l'expertise fonctionnelle des onze services-Groupe (Achats, Audit, Environnement et Prévention, Finances, Institutionnel et Communication, Juridique, Personnel, Plans-Résultats-Contrôle de gestion, Qualité et Organisation, Supply Chain, Systèmes d'Information).

Le Groupe s'appuie sur une organisation en cinq zones géographiques (Europe, Amérique du Nord, Amérique du Sud, Asie-Pacifique, Afrique et Moyen-Orient) pour assurer le déploiement cohérent de ses plans d'actions dans les pays où il est présent.

Une offre multimarque mondiale

Autour de ses deux marques mondiales, Michelin et BFGoodrich, notre Groupe dispose aujourd'hui d'un large portefeuille de marques pour répondre aux besoins de ses clients partout dans le monde.


MICHELIN
BFGoodrich
Kleber
UNIROYAL
TAURUS
Kormoran
RIKEN
WARRIOR
TCi Tire Centers
EUROMASTER
MICHELIN Remix
Encore
Pneu Laurent
RECAMIC

CHIFFRES CLEFS

	02	03	04
Chiffre d'affaires *(milliards d'euros)*	15,6	15,4	15,7
Nombre de pneus produits *(millions d'unités)*	190	180	194
Effectif moyen	126 285	127 210	126 474

PART DU CHIFFRE D'AFFAIRES PAR ZONE, 2004

Zone	Part
Europe	53 %
Amérique du Nord	33 %
Afrique et Moyen-Orient, Amérique du Sud, Asie-Pacifique	14 %

Notre empreinte socio-économique

La dimension socio-économique de notre Entreprise peut être appréciée sous deux angles : ses produits, qui permettent à plus de 175 millions de véhicules de rouler, et sa position d'industriel mondial employant 126 000 personnes sur cinq continents.

Il est difficile d'évaluer avec précision la portée du premier aspect. Nous constatons simplement que nos pneumatiques concourent très directement au développement de nombreux pays, ce qui nous confère une responsabilité particulière vis-à-vis de nos clients.

Nous avons cherché à apprécier le deuxième aspect dans le schéma ci-dessous. Au premier niveau de la redistribution des revenus, il est possible de mesurer comment les flux financiers générés par nos ventes se répartissent vers notre personnel, nos fournisseurs, nos actionnaires, les prêteurs (banques et obligataires) et les pouvoirs publics.

Appréhender notre empreinte socio-économique, définie comme le lien permanent établi avec nos parties prenantes (clients, personnel, actionnaires, fournisseurs, pouvoirs publics, etc.), nous permet d'évaluer les conséquences de nos décisions, au-delà du seul impact sur notre Entreprise, en prenant en compte les autres responsabilités qui nous incombent.

LA DISTRIBUTION DE NOS REVENUS D'ACTIVITÉ EN *2003* ET 2004


CLIENTS
15 370 M€
15 689 M€
605 M€
608 M€
AUTRES REVENUS
181 M€
185 M€
244 M€
213 M€
8 733 M€
9 007 M€
505 M€
554 M€
4 997 M€
4 872 M€
ACTIONNAIRES
FOURNISSEURS
PERSONNEL
PRÊTEURS : BANQUES ET OBLIGATAIRES
ÉTATS ET COLLECTIVITÉS

Nos ventes ont généré un chiffre d'affaires de **15 689 M€** en 2004 *(15 370 M€ en 2003)*, pour un résultat d'exploitation de **1 299 M€** *(1 143 M€ en 2003)* et un résultat net de **527 M€** *(329 M€ en 2003)*.

Aux revenus de nos ventes s'ajoutent les reprises sur provisions et les autres produits d'exploitation : **608 M€** en 2004 *(605 M€ en 2003)*.

***Sommes conservées dans l'Entreprise pour financer ses investissements et faire face aux risques :* 1 466 M€** en 2004 *(1 344 M€ en 2003)*.
Il s'agit des frais d'amortissements et des provisions. Une part des résultats est également mise en réserve.

ACTIONNAIRES

Dividendes : **185 M€** versés en 2004 au titre de l'exercice 2003 *(181 M€ en 2003)*.

PRÊTEURS : BANQUES ET OBLIGATAIRES

Charges financières pour les banques et intérêts obligataires pour les obligataires : **213 M€** en 2004 *(244 M€ en 2003)*.

FOURNISSEURS

Le montant des achats de biens et services s'élève à **9 007 M€** en 2004 *(8 733 M€ en 2003)* et comprend principalement :

- les achats consommés (matières premières et énergie ainsi que variation des stocks) ;
- les achats de prestations de services, locations, entretiens, primes d'assurance, frais de formation, de publicité et de communication, transport de biens et frais de déplacement.

PERSONNEL

Notre effectif moyen est de **126 474** en 2004 *(127 210 en 2003)*.

En 2004, **4 872 M€** ont été versés par Michelin pour ses salariés sous forme de rémunérations, de charges sociales et pour alimenter les différents fonds de pension *(4 997 M€ en 2003)*.

ÉTATS ET COLLECTIVITÉS

- Impôts locaux et taxes : **238 M€** en 2004 *(244 M€ en 2003)*.
- Impôts sur les bénéfices : **316 M€** en 2004 *(261 M€ en 2003)*.

Un marché mondial en croissance sur le long terme

Le marché mondial du pneumatique a plus que doublé au cours des 20 dernières années, pour atteindre 80 milliards de dollars en 2003. Cette croissance régulière se poursuivra sur le long terme à raison de 2 à 3 % par an, du fait de la croissance attendue de l'activité du transport routier. Les pneus pour véhicules de tourisme, camionnettes et poids lourds représentent près de 85 % de ces besoins.

Deux types de marchés, tous deux réservoirs de croissance, caractérisent l'industrie du pneumatique. Les marchés mûrs (Europe de l'Ouest, Japon, États-Unis, Canada), où la croissance faible (1,7 % par an) est compensée par la taille du parc de véhicules, et les marchés émergents (Europe centrale, Russie, Mexique, Amérique du Sud, Asie centrale, Chine), où le parc encore réduit est compensé par un taux de croissance élevé de 9 % par an.

Un secteur très concurrentiel

Le paysage concurrentiel du pneumatique s'est fortement concentré en une vingtaine d'années puisque l'on ne compte plus que trois acteurs de taille mondiale (comparé à dix au début des années 80) et sept acteurs de taille moyenne. Michelin, Bridgestone et Goodyear réalisent 59 % des ventes de pneumatiques et les sept manufacturiers suivants en totalisent 22 %. Les 19 % restants sont assurés par des acteurs locaux ou de niche.

Pour les trois principaux manufacturiers, l'activité pneumatique représente plus de 80 % du chiffre d'affaires, et presque 100 % pour Michelin. La concurrence n'en est que plus vive !

Pour rester compétitifs, les pneumaticiens doivent être en mesure d'anticiper les attentes des consommateurs, des constructeurs de véhicules et des distributeurs. Loin de devenir banal, le pneumatique demeure un produit dont l'avenir est fondamentalement lié à l'innovation.

Le budget Recherche-Développement de Michelin s'est élevé à 4,3 % en 2004, soit plus d'un point de plus que ses principaux concurrents *(voir p. 38-39)*.

RÉPARTITION DU MARCHÉ MONDIAL PAR MANUFACTURIER

(en chiffre d'affaires)



☐ Michelin	20,1 %
■ Bridgestone	18,4 %
☐ Goodyear	16,9 %
☐ Continental	7,0 %
☐ Pirelli	4,1 %
☐ Sumitomo Rubber	3,6 %
☐ Yokohama Rubber	3,2 %
☐ Cooper Tire	2,3 %
☐ Kumho Industrial	1,7 %
☐ Toyo Tire	1,8 %
☐ Hankook Tire	2,0 %
☐ Autres	18,8 %

Source : Tire Business - août 2004

MARCHÉ MONDIAL PAR CATÉGORIE

(en valeur)

	03	04
Tourisme camionnette	51,1 %	56,5 %
Poids lourd	32,4 %	28,7 %
Génie civil	6,7 %	6,9 %
Deux-roues	5,9 %	3,7 %
Agricole	3,4 %	3,6 %
Avion	0,6 %	0,6 %

Source : estimations Michelin

LE MARCHÉ MONDIAL PAR ZONE GÉOGRAPHIQUE

(en volume)



☐ Europe	28,2 %
■ Amérique du Nord	27,9 %
☐ Amérique du Sud	6,4 %
☐ Asie	21,0 %
■ Japon	8,8 %
☐ Afrique, Moyen-Orient	7,3 %

Source : LMC 2004, estimations Michelin
Pneumatiques tourisme, camionnette et poids lourd en 2003

RÉPARTITION GÉOGRAPHIQUE DU CHIFFRE D'AFFAIRES DES PRINCIPAUX MANUFACTURIERS

(en pourcentage)


100
80
60
40
20
0
52
12
37
67
59
42
35
35
50
22
7
34
13
10
12
10
Michelin
Bridgestone
Goodyear
Continental
Pirelli
Europe
Amérique du Nord
Japon
Autres zones

Source : rapports annuels 2003

Le pneu, un produit complexe au rôle essentiel

Plus de 200 composants entrent dans la composition du pneumatique, produit complexe de haute technologie. Ces composants se répartissent en cinq familles :

- le caoutchouc naturel, composant principal des bandes de roulement des pneus poids lourd ;
- le caoutchouc synthétique, élément essentiel des bandes de roulement des pneus tourisme ;
- le noir de carbone et la silice, utilisés comme charge renforçante pour améliorer notamment la résistance à l'usure ;
- les câbles textiles et métalliques, qui constituent la ceinture et les tringles de la carcasse ;
- divers agents chimiques nécessaires au processus de fabrication pour conférer au pneu des propriétés particulières.

Au-delà du nombre de ses constituants, la complexité du pneumatique naît des innombrables combinaisons possibles entre les choix d'architecture, de matériaux et de sculptures.

Un exercice d'équilibre entre plusieurs performances

Seul point de contact entre le véhicule et la chaussée, le pneumatique assure un rôle essentiel pour le véhicule et la sécurité des passagers. Notre produit fédère de manière équilibrée des performances aussi diverses que l'adhérence, le comportement routier, le confort, les qualités acoustiques, la durée de vie, l'efficacité énergétique et le prix de revient kilométrique. Notre ambition est d'améliorer la performance globale de nos pneumatiques tout en maintenant l'équilibre entre ces caractéristiques souvent opposées *(voir p. 30-31)*.

Un procédé de fabrication précis

L'obtention constante du niveau de qualité visé repose sur le respect d'un processus de fabrication délicat, au cours duquel de nombreux paramètres font l'objet de contrôles. Le système de suivi de la qualité Michelin est appliqué avec la même rigueur dans toutes les usines du Groupe, pour garantir le même niveau de qualité quel que soit le lieu de fabrication.

PROCESSUS TRADITIONNEL DE FABRICATION DU PNEUMATIQUE


LES COMPOSANTS DE LA GOMME
Silice
Soufre
Noir de carbone
Adjuvants chimiques
Gomme synthétique
Huile
HUILE
Gomme naturelle
CÂBLES TEXTILES
Retordage
Câblage
MÉLANGEAGE
CÂBLES ACIER
Tréfilage
Câblage
Tringles
Gomme mince
Nappe de carcasse
ASSEMBLAGE
Gommes profilées de flancs
Conformation
2 nappes de ceinture acier
Bande de roulement
CONFORMATION
CUISSON

Notre démarche : Performance et Responsabilité Michelin

**Depuis sa création, l'entreprise Michelin s'est donnée pour mission de contribuer au progrès de la mobilité des personnes et des biens et, au-delà, au progrès de la société. [...]
Nous entendons le faire en assumant totalement nos responsabilités, dans toutes nos opérations. Prendre nos responsabilités, c'est concourir à développer une mobilité durable, c'est-à-dire répondant toujours mieux aux attentes et aux aspirations des personnes, respectant les milieux naturels et économiquement saine. C'est aussi prendre en compte, dans nos choix, les impacts de notre activité à long terme. C'est sur l'ensemble de ces aspects que la performance d'une entreprise doit être appréciée.**



Par "prendre nos responsabilités", nous entendons l'application au quotidien, dans nos actions et nos décisions, des cinq valeurs fondamentales du groupe Michelin :

- **Respect des Clients**
- **Respect des Personnes**
- **Respect des Actionnaires**
- **Respect de l'Environnement**
- **Respect des Faits**

Extrait de la Charte Performance et Responsabilité Michelin

Déployer notre démarche Performance et Responsabilité

Les fondements de notre démarche

Une approche construite sur nos valeurs historiques

Le groupe Michelin a historiquement construit son développement sur un socle de valeurs fondamentales. Parmi celles-ci, la recherche de la satisfaction du client a toujours été prédominante, aux côtés du respect des personnes et du respect des faits. Éléments d'ancrage essentiels de la culture de l'Entreprise, ces valeurs se sont ensuite enrichies du respect des actionnaires et du respect de l'environnement.

Pour officialiser et formaliser une attitude faisant implicitement partie de la culture de l'Entreprise, avec la volonté constante d'assumer nos responsabilités face aux attentes croissantes de la société vis-à-vis des entreprises, le Groupe a lancé en mars 2002 la *démarche Performance et Responsabilité Michelin*. Son but : contribuer à la poursuite du développement mondial de l'Entreprise en progressant encore dans la mise en pratique équilibrée de ses valeurs.

Mettre en pratique les valeurs du Groupe

Au lancement de la démarche, il est apparu indispensable d'en établir le référentiel de base, la *Charte Performance et Responsabilité Michelin*. Ce document a été publié début 2003 et traduit dans les quinze langues utilisées dans le Groupe. Il explicite nos cinq valeurs pour permettre leur application au quotidien dans la très grande diversité de situations où les membres du personnel sont amenés à exercer leur activité, partout dans le monde. Il a en particulier beaucoup de sens dans la phase de croissance externe que connaît Michelin depuis plus d'une décennie, pour faciliter l'intégration des sociétés qui rejoignent le Groupe et leur adhésion à nos principes.

Axée sur l'adoption d'attitudes responsables, la démarche s'appuie sur la volonté de rechercher un développement équilibré entre les différentes valeurs du Groupe, en analysant les éventuels dilemmes et en favorisant l'émergence de choix "gagnant-gagnant".

Cette démarche repose sur plusieurs fondements :

- notre volonté historique d'exercer nos activités avec responsabilité ;
- l'analyse de nos enjeux par rapport à la mobilité durable et à notre performance globale en tant qu'entreprise mondiale, leader dans son domaine ;
- l'identification des attentes de nos parties prenantes ;
- la mesure de nos impacts et le suivi de nos performances, par la mise en place d'indicateurs spécifiques ;
- le respect des législations dans tous les pays où nous intervenons et, dans certaines situations, l'adoption de normes internationales ou spécifiques plus exigeantes ;
- la volonté de rendre compte régulièrement, auprès de nos parties prenantes internes et externes, des avancées de notre démarche.



L'équipe d'animation de la démarche.

Les neuf domaines d'action spécifique

Lors du lancement de la démarche, un diagnostic interne a permis d'identifier neuf domaines d'action spécifique correspondant à des enjeux majeurs du Groupe.
Des chefs de projet experts en assurent la coordination au niveau mondial. Fin 2004, ces domaines ont été élargis et leur appellation est maintenant la suivante :

- La performance responsable de nos produits et services . . . . .p. 30
- L'impact environnemental de l'usage des pneumatiques . . . . .p. 78
- La valorisation et l'élimination des pneus usagés non réutilisables . . . . .p. 80
- La diversité au sein de nos équipes . . . . .p. 46
- Nos relations avec les communautés . . . . .p. 52
  - Michelin Développement
  - Implication dans la vie locale
- La qualité de vie au travail sur nos sites . . . . . . .p. 48
  - Sécurité et ergonomie
  - Qualité de l'environnement de travail
- Le management environnemental de nos sites .p. 70
- La gestion des risques de l'Entreprise . . . . .p. 61, 76
- Notre contribution à la mobilité durable . . . . . .p. 18
  - La sécurité routière
  - Le Challenge Bibendum
  - Notre participation au *World Business Council for Sustainable Development*

Une organisation au service du déploiement de la démarche

Suivie directement par les Gérants et le Conseil Exécutif du Groupe, la démarche est animée par une équipe de quatre personnes, rattachées au responsable du service-Groupe Personnel.

En 2003-2004, les principales actions de déploiement ont porté sur :
- la traduction en quinze langues de la Charte, sa diffusion en 24 000 exemplaires ainsi que sur Intranet et Internet ;
- la publication de la mise à jour 2003 du rapport Performance et Responsabilité Michelin 2002 ;
- la sensibilisation du personnel d'encadrement à la démarche, notamment lors des Journées Groupe 2004 qui ont réuni 2 200 managers en Amérique du Nord, Amérique du Sud, Asie et Europe. Des échanges approfondis se sont ensuite poursuivis auprès d'environ 15 000 personnes, en s'appuyant sur un CD-ROM diffusé à 3 000 exemplaires en 7 langues ;
- le suivi de l'avancement des neuf domaines d'action.

Le tableau d'avancement présenté en pages 12-13 fournit une vue synthétique des progrès et des principales réalisations du Groupe sur la période 2003-2004.



Les publications Performance et Responsabilité Michelin.

LES TROIS NIVEAUX DE DÉPLOIEMENT DE LA DÉMARCHE PERFORMANCE ET RESPONSABILITÉ MICHELIN

Niveaux organisationnels	Principaux acteurs	Responsabilités
Groupe	Gérants Conseil Exécutif du Groupe (CEG)	Valident les orientations stratégiques et suivent chaque mois l'avancement de la démarche
	Équipe d'animation de la démarche	Anime et coordonne la démarche Rend compte au CEG de son avancement Réalise les revues des plans stratégiques et des plans annuels des entités Fournit un support méthodologique aux entités Impulse la communication sur la démarche
	Chefs de projet des 9 domaines d'action spécifique	Pilotent l'avancement du projet Réalisent un point d'avancement trimestriel avec l'équipe d'animation de la démarche
Entités	Responsables des services-Groupe	Assurent la prise en compte des principes de la Charte dans les entités en mettant en place les outils adaptés (par exemple, le Code des Achats) et en programmant les actions nécessaires au déploiement
	Responsables des lignes-produits	
	Responsable du Centre de Technologies	
Zones géographiques	Directeurs des zones géographiques	Assurent le déploiement effectif de la démarche dans leur périmètre de responsabilité Favorisent son appropriation par l'ensemble du personnel sur site, par des initiatives prenant en compte les enjeux locaux
	Directeurs pays	
	Directeurs de sites	
	Correspondants des services-Groupe (Personnel, Environnement et Prévention)	

Partager les meilleures pratiques de nos usines : Michelin Manufacturing Way

La démarche Performance et Responsabilité Michelin en action dans les usines

Créée en mai 2004, la Direction de la Performance Industrielle (DPI) du Groupe a notamment pour mission d'harmoniser les pratiques de pilotage de la performance globale des usines dans le monde. Pour cela, la DPI anime la démarche *Michelin Manufacturing Way* (MMW). Celle-ci organise l'identification et la diffusion des meilleures pratiques de management industriel au niveau mondial. Elle entraîne et facilite le progrès des usines vers un standard d'excellence industrielle, dans tous les domaines de la Charte Performance et Responsabilité Michelin.

Un déploiement selon trois axes de travail

Première étape indispensable : l'établissement des référentiels internes des bonnes pratiques de management industriel. Élaborés en 2004 et début 2005, ils servent de base d'exigence commune à l'ensemble de nos usines. Ils permettront une auto-évaluation, une appréciation objective des performances et la détermination des priorités d'action pour chaque site.

Le développement de formations *in situ* dans les usines mêmes qui appliquent les meilleures pratiques constitue le deuxième axe. Basées sur le principe d'apprentissage par l'expérience, ces formations démontrent la reproductibilité de ces pratiques. Quatre modules de formation sont déployés sur les thèmes prioritaires 2005-2006 : la sécurité, l'organisation industrielle, le management au quotidien de la performance et le développement de la responsabilisation. Les bénéficiaires de ces formations sont dans un premier temps les directeurs industriels, les directeurs de site, les responsables de fabrication, les responsables de l'organisation industrielle des usines, soit environ 250 personnes pour le Groupe.

Novembre 2003 : les directeurs d'usine du groupe Michelin réunis à Clermont-Ferrand pour un échange sur les meilleures pratiques.



Une première formation s'est déroulée en décembre 2004 sur quatre sites (Roanne et le Puy-en-Velay, en France, Homburg en Allemagne et Valladolid en Espagne).

La standardisation de ces formations constitue le troisième axe de mise en oeuvre de MMW. Dispensées selon un modèle commun à l'ensemble des lignes-produits, elles favorisent l'harmonisation et le progrès des pratiques industrielles au sein du Groupe. Afin de leur permettre de montrer l'exemple et de diffuser les bonnes pratiques auprès de leurs équipes, les directeurs industriels ont été formés en priorité. Dans le même esprit, les Gérants, les membres du Conseil Exécutif du Groupe, les directeurs de lignes-produits et les directeurs d'Unités Opérationnelles Tactiques suivront également la formation MMW.





Notre ambition est de devenir une usine exemplaire au sein du Groupe et la démarche Michelin Manufacturing Way structure nos efforts pour y parvenir. Nous nous concentrons sur l'amélioration de la gestion de la performance au quotidien et sur la responsabilisation de nos équipes. En plus des indicateurs de résultats, nous suivons à présent des indicateurs incitatifs tels que la disponibilité en temps réel des produits à chaque étape de production. Le partage de nos valeurs a contribué à introduire l'état d'esprit constructif et responsable que nous recherchions. Chacun en est satisfait et notre objectif est de rendre les équipes encore plus autonomes grâce à une formation approfondie des responsables de production."

Lüchai Shane, directeur de l'usine de Laem Shabang, Thaïlande



Quelques objectifs de progrès

En 2005 :

- **Former l'ensemble des directeurs de site et responsables de fabrication à la démarche MMW.**
- **Mettre en place un tableau de bord du déploiement des thèmes prioritaires dans les usines.**
- **Évaluer dix sites industriels selon les exigences de la démarche MMW.**

Une Entreprise en marche : axes de travail et principaux résultats 2003-2004

	Domaines		Axes de travail
Clients	*La performance responsable de nos produits et services**	■ □	Diminuer la résistance au roulement et progresser en adhérence tout en améliorant les autres performances techniques (durée de vie, endurance, bruit, etc.) - **p. 30, 31** Développer les systèmes de surveillance et de pilotage de la pression de gonflage pour contribuer à l'amélioration de la sécurité routière - **p. 33** Développer les services d'aide au déplacement - **p. 35, 36**
	Écoute et satisfaction de nos clients	■ □	Mesurer à échéance régulière la satisfaction de nos clients - **p. 37** Répondre à la demande des marchés à faible taux de radialisation - **p. 28**
	Innovation	■ □	Poursuivre l'effort d'innovation permanent au service de la mobilité durable - **p. 38, 39**
	Sensibilisation de nos clients à une utilisation optimale de nos produits	□	Poursuivre les campagnes de sensibilisation grand public à la juste pression de gonflage - **p. 19** Renforcer la sensibilisation à l'efficacité énergétique dans la communication vers les professionnels - **p. 28**
Personnes	***La sécurité, l'ergonomie, la qualité de l'environnement de travail****	□ ■	Réduire les taux de fréquence et de gravité des accidents du travail - **p. 48, 49** Définir des objectifs de progrès sécurité pour les sites industriels - **p. 48, 49** Déployer les outils d'auto-diagnostic et de reporting sécurité - **p. 48, 49** Évaluer progressivement le niveau ergonomique de tous les postes de travail par la méthode EVANE - **p. 49** Formaliser et appliquer les règles de prise en compte de l'ergonomie dès le lancement des projets - **p. 49**
	Développement des personnes	□ ■	Mesurer les performances du Groupe en matière de développement des personnes - **p. 43** Renforcer les formations métiers - **p. 44** Renforcer les compétences managériales du personnel d'encadrement - **p. 44**
	La diversité au sein de nos équipes*	□ ■	Poursuivre les actions d'intégration des minorités, d'internationalisation et de féminisation de nos équipes - **p. 46, 47**
	Relations fournisseurs	□ ■	Rédiger un référentiel spécifique aux achats intégrant les orientations de notre démarche - **p. 50, 51**
	Nos relations avec les communautés*	■ □	Déployer l'organisation Michelin Développement en Allemagne, Russie, Hongrie et Roumanie - **p. 52, 53** Élaborer des lignes-guides sur l'implication dans la vie locale à l'intention des managers locaux - **p. 54**
	Relations avec les pouvoirs publics	□ ■ □	Mettre en place des responsables des relations avec les administrations auprès de nos sites industriels européens - **p. 55**
Actionnaires	**Performance économique**	□ □	Augmenter la marge brute sur résultat d'exploitation - **p. 62, 63** Réduire le besoin en fonds de roulement du Groupe - **p. 62, 63**
	Gestion des risques	□ □	Assurer l'intégration de la gestion de tous les risques de l'Entreprise - **p. 61**
	Gouvernance d'entreprise	□	Renforcer les structures et outils de dialogue avec nos actionnaires et la communauté financière - **p. 59**
Environnement	***Le management environnemental de nos sites****	■	Poursuivre le déploiement du SME Michelin et atteindre l'objectif de produire 100 % des pneumatiques dans des sites certifiés ISO 14001, hors sites acquis depuis moins de 3 ans - **p. 70-73** Après acquisition d'un nouveau site, mettre en place le SME Michelin au bout de 2 ans et présenter la certification au bout de 3 ans - **p. 70-73**
	La gestion des risques industriels*	□ ■	Constituer et alimenter en interne une base de partage des bonnes pratiques - **p. 76, 77** Mettre nos sites en conformité avec les recommandations des audits réalisés entre 2000 et 2002 - **p. 76, 77** Appliquer le standard HPR Michelin - **p. 76, 77**
	L'impact environnemental de l'usage des pneumatiques*	□ ■	Poursuivre le programme de recherche sur les impacts éventuels des débris d'usure - **p. 78, 79** Éliminer progressivement toute substance à potentiel négatif reconnu sur la santé et l'environnement - **p. 78, 79**
	La valorisation et l'élimination des pneus usagés non réutilisables*	□ ■	Contribuer à l'objectif de zéro PUNR en décharge en Europe d'ici mi-2006 - **p. 80-83** Tenir une position de leader dans la mise en place des systèmes de valorisation des PUNR. Inciter le secteur à évoluer vers des systèmes de responsabilité du producteur - **p. 80-83** Développer un suivi mondial du taux de valorisation des PUNR tous produits - **p. 80-83**
	*Notre contribution à la mobilité durable**	□ □ ■ □	Au sein du WBCSD, mener à son terme le *Sustainable Mobility Project* et participer à la mise sur pied d'un plan d'action - **p. 18, 19** Contribuer au progrès de la sécurité routière - **p. 19** Promouvoir les véhicules propres et sûrs - **p. 18, 19**

En gras, domaine d'action spécifique

□ □ ■ □ Action positive sur d'autres Valeurs

Les objectifs 2004 ne sont pas tous atteints (projet ayant pris du retard ou objectif révisé du fait d'évolutions extern

vancement

Principaux résultats 2003-2004

- Sur 24 nouvelles gammes tourisme et camionnette, 22 progressent en adhérence et 6 en résistance au roulement
- Extension de la gamme Michelin A2 Energy aux véhicules autoroutiers "grands volumes"
- Commercialisation du système EnTire Solution
- Commercialisation du système IVTM en Europe
- Développement des systèmes TIPM
- Placement du système eTire sur 10 000 pneus aux États-Unis
- Lancement de Michelin OnWay
- Poursuite du déploiement de Michelin Fleet Solutions en Europe et de Michelin Business Solutions en Amérique du Nord
- Renouvellement des enquêtes de satisfaction Customer Value Analysis, Brand Image Notoriety et Suivi Activité Tourisme
- Renforcement de la présence industrielle et commerciale en Inde et Chine
- Prototype Proxima
- Lancement sur le marché du pneu XeoBib
- Concept-car Michelin Hy-Light au Challenge Bibendum 2004 à Shanghai
- "Pneus sans air" Michelin Airless et roue concept Michelin Tweel au Mondial de l'Automobile 2004 à Paris
- Poursuite des opérations "Faites le plein d'air" en Europe (40 opérations dans 18 pays en 2004)
- Communications techniques sur le pneu poids lourd X One
- Réduction du taux de fréquence Groupe de 9,93 en 2003 à 5,73 en 2004 et du taux de gravité de 0,46 à 0,32
- Réalisé pour 100 % des sites
- Définition de standards sécurité Groupe et mise en place d'une base de données de bonnes pratiques
- 66 sites évalués à fin 2004
- Finalisation du référentiel ergonomie Groupe
- Mise en place d'un ensemble de 6 indicateurs de développement des personnes
- Mise en place des écoles métiers (recherche-développement, vente, industrie)
- Généralisation des formations au management
- Mise en place du Conseil Michelin de la Diversité et du réseau international diversité
- Augmentation de 17 % du taux de femmes dans l'encadrement supérieur
- Mise en place d'une formation "manager une équipe multiculturelle"
- 59 % de l'encadrement supérieur hors France constitué de responsables locaux contre 49 % à fin 2002
- Publication du Code des Achats Michelin - diffusion en cours à nos fournisseurs
- Mise en place de structures dédiées en Allemagne, Pologne, Russie et Hongrie - constitution en cours en Roumanie
- Lignes-guides élaborées et diffusées aux managers locaux en 2004
- Mise en place en Hongrie, Roumanie et Allemagne
- 8,3 % en 2004 pour 7,4 % en 2003
- Réduction de 8,7 % du besoin en fonds de roulement entre 2002 et 2004
- Réalisation d'une cartographie des risques de l'Entreprise
- Création du service "Protection du patrimoine"
- Renforcement de l'approche "business continuity"
- Création d'un Comité Consultatif d'Actionnaires en 2003
- Obtention en 2004 du prix spécial de l'Association Française de la Gestion financière (AFG)
- Renforcement du dialogue avec les investisseurs éthiques
- 90 % de la production issue de sites certifiés à fin 2004
- Mise en place du SME Michelin sur les 3 sites nouvellement acquis sur la période - certification ISO 14001 reprogrammée pour 2005
- Mise en place d'une nouvelle base de données événementielles relative à la gestion des risques industriels
- Aménagements de mise en conformité en cours
- 70 projets majeurs conformes ; plans de mise en conformité établis pour tous les sites
- Mise au point de la méthode de caractérisation des particules d'usure et premiers résultats
- Développement de solutions permettant l'élimination des huiles aromatiques, la réduction des dépôts de zinc sur les routes et la diminution des émissions de COV
- 81 % de PUNR valorisés en l'Europe de l'Ouest en 2003 contre 65 % en 2001
- Création de 4 nouvelles structures collégiales de prise en charge des PUNR : Belgique, Grèce, Hongrie, Roumanie
- Mis en place en Europe et aux États-Unis, en cours notamment au Brésil et en Chine
- Contribution à la réalisation du rapport *Mobility 2030* et à son lancement public
- Adhésion à l'action sécurité routière initiée par les partenaires du projet
- Adhésion au GRSP et signature de la Charte Européenne de la Sécurité Routière
- Organisation du Challenge Bibendum : 5e édition à San Francisco en 2003 - 6e édition à Shanghai en 2004

(2 symboles) Objectifs 2004 globalement tenus, poursuite du plan d'action — (3 symboles) Objectifs 2004 atteints

Nos enjeux de développement responsable

Par nos produits pneumatiques, nos systèmes améliorant la liaison du véhicule avec le sol, nos services d'aide au déplacement personnel et professionnel, nous sommes confrontés aux enjeux du transport. Le caractère durable de la mobilité, au sens "supportable sur le long terme par la planète et la société humaine", dépend de notre capacité à y faire face efficacement, en collaboration avec l'ensemble des acteurs du domaine.

Extrait de la Charte Performance et Responsabilité Michelin



Analyser les enjeux de la mobilité routière

Un besoin croissant de déplacement par la route

Facteur essentiel de développement économique et social, le transport des biens et des personnes est en progression constante depuis les années 1950. Y compris dans les zones urbanisées, la route assure une large part des échanges : plus de 80 % du transport de personnes dans le monde, dont environ 55 % par véhicule de tourisme[1]. Entre 1950 et 2003, le parc mondial de véhicules routiers est passé de 50 millions à plus de 830 millions d'unités[2], dont près de 700 millions de voitures.

Selon les projections du *World Business Council for Sustainable Development* (WBCSD - rapport *Mobility 2030*), le parc mondial de véhicules de tourisme atteindra 1,3 milliard en 2030. Les distances parcourues pour le transport des personnes augmenteront de près de 50 % entre 2000 et 2030. Sur la même période, le fret poids lourd devrait augmenter de 75 %. L'augmentation de la mobilité des personnes sera particulièrement forte dans les pays émergents : en Chine et en Amérique Latine, les projections indiquent une hausse moyenne de 3 % par an sur la période 2000-2030.

Un accès inégal à la mobilité

Ces chiffres globaux cachent de grandes disparités géographiques dans l'accès à la mobilité : en 2000, selon le WBCSD, la distance moyenne parcourue annuellement par habitant en Amérique du Nord est ainsi plus de 12 fois supérieure à celle de l'Afrique. Plus de 75 % du parc mondial de véhicules motorisés est détenu par les pays développés. En outre, l'accès à la mobilité reste difficile pour les plus démunis, les personnes âgées ou les handicapés.

Le temps consacré aux déplacements est en revanche assez homogène : dans la plupart des pays, les personnes y consacrent en moyenne un peu plus d'une heure par jour.

La mobilité routière durable, une évolution nécessaire

La mobilité est indispensable au développement des sociétés. Cependant, la question de la "durabilité" des systèmes de transport actuels peut être soulevée.

L'augmentation du nombre d'accidents de la route est la préoccupation première : 50 millions de personnes sont blessées et 1,2 million tuées sur la route chaque année, dont plus de 85 % dans les pays en développement. La situation s'y dégrade, alors qu'elle est stabilisée ou s'améliore dans les pays développés. Les premières victimes y sont d'abord les personnes les plus vulnérables, piétons et cyclistes.

L'augmentation du trafic routier n'est pas sans conséquences sur l'environnement : émissions polluantes locales, gaz à effet de serre, utilisation d'énergies fossiles, nuisances sonores, etc. Selon l'Agence Internationale de l'Énergie (AIE), les transports représentent 26 % des émissions de dioxyde de carbone anthropiques (17 % pour le transport routier, 9 % pour les autres modes). Dans les pays industrialisés, le transport consomme environ 65 % des ressources pétrolières. Les principaux scénarios d'évolution de l'AIE prévoient que la consommation de pétrole liée aux transports pourrait doubler d'ici 25 à 30 ans.

En 1950, moins de 30 % de la population mondiale vivait en milieu urbain. Selon la Banque Mondiale, cette part dépassera 50 % d'ici à 2008, l'augmentation se produisant essentiellement dans les pays en développement. Entre 1950 et 2000, le nombre de villes de plus de 10 millions d'habitants est passé de 1 à 19[3]. Elles seront 23 à l'horizon 2015, dont 5 de plus de 20 millions d'habitants. Dans les pays industrialisés, où le taux d'urbanisation dépasse déjà 75 %, l'usage de la voiture individuelle augmente modérément. Dans les pays en développement, la croissance rapide de l'urbanisation et de la motorisation, associée à des infrastructures moins adaptées, entraîne une saturation chronique des voies de circulation.

[1] Source : Rapport *Mobility 2001* (base 1997)
[2] Source : Comité des Constructeurs Français d'Automobiles
[3] Source : Banque Mondiale

Un secteur mobilisé pour répondre à ces enjeux

En 2000, douze entreprises membres du WBCSD – BP, DaimlerChrysler, Ford, General Motors, Honda, Michelin, Nissan, Norsk Hydro, Renault, Shell, Toyota, Volkswagen – se sont mobilisées autour du *Sustainable Mobility Project* (Projet Mobilité Durable). Leur objectif : dresser un état des lieux de la mobilité dans le monde, analyser les défis du secteur et identifier les orientations à prendre pour y faire face. Fruit de ce travail collectif, le rapport *Mobility 2030* présente ainsi des pistes de réflexion et d'action pour une mobilité plus durable. Premier résultat pratique : une action globale sur la sécurité au sein du *Global Road Safety Partnership* *(voir p. 19)*.



Sept objectifs stratégiques pour une mobilité durable

Dans son rapport *Mobility 2030*, le WBCSD a identifié 7 objectifs prioritaires pour une mobilité plus durable :

- réduire les pollutions locales dues aux transports (monoxyde de carbone, oxyde d'azote, composés organiques volatils, particules et plomb) à un niveau ne constituant pas un danger significatif pour la santé publique, partout dans le monde ;
- limiter les émissions de gaz à effet de serre dues aux transports à un niveau supportable ;
- diminuer de manière significative le nombre de tués et de blessés graves dus aux transports, partout dans le monde ;
- réduire les nuisances sonores dues au transport ;
- diminuer les encombrements liés au trafic ;
- diminuer les disparités en termes de mobilité qui existent aujourd'hui entre les pays les plus pauvres et les pays les plus riches et à l'intérieur de la plupart des pays ;
- améliorer les facilités de déplacement pour toutes les populations, dans les pays en développement comme dans les pays développés.



"Serons-nous capables de trouver des solutions permettant à la fois de développer la mobilité et d'en diminuer les inconvénients ? Tel est le paradoxe auquel nous devrons faire face.

Je pense qu'il est primordial pour nous tous de se battre pour une mobilité durable, dans les pays développés comme les pays en développement. Mais les défis à relever sont énormes. Le rapport **Mobility 2030*****, publié l'été dernier, montre clairement que les modes de transport des personnes et des biens ne seront pas "durables" si les tendances actuelles se poursuivent.***

Sur les 25 prochaines années, les trois quarts de l'augmentation de la demande de pétrole seront le fait des transports, secteur présentant déjà la plus forte croissance d'émissions de gaz à effet de serre. Ceci est inquiétant, car le transport est présent dans tous les aspects de la vie économique, ainsi que dans notre vie quotidienne.

La technologie est un puissant levier de changement, mais elle n'est pas le seul. Il est capital de comprendre que la société dans son ensemble doit accepter de modifier ses comportements et que les gouvernements doivent avoir la volonté politique de mettre en place les cadres institutionnels nécessaires au développement de nouvelles infrastructures et de nouvelles solutions permettant de résoudre les dilemmes du transport.

Le rapport **Mobility 2030** ***propose sept objectifs qui, si nous les atteignons, peuvent nous amener vers la mobilité durable."***

Björn Stigson, Président du WBCSD

PROJECTION D'ÉVOLUTION DU TRANSPORT DES PERSONNES PAR RÉGION*

(en milliards de passager x kilomètre / an)


80 000
70 000
60 000
50 000
40 000
30 000
20 000
10 000
0
00
10
20
30
40
50
Total
Afrique
Amérique latine
Moyen-Orient
Inde
Autres pays d'Asie
Chine
Europe de l'Est
Ex Union Soviétique
OCDE Pacifique
OCDE Europe
OCDE Amérique du Nord

PROJECTION D'ÉVOLUTION DES ÉMISSIONS DE GAZ À EFFET DE SERRE LIÉES AU TRANSPORT*

(en gigatonnes d'équivalent CO_2)


15
12
9
6
3
0
00
10
20
30
40
50
Total
Tourisme et camionnette (hors OCDE)
Tourisme et camionnette (OCDE)
Poids lourd
Aérien
Maritime et fluvial
Rail
Bus
Deux et trois roues

Source : WBCSD – Mobility 2030

* *Ces projections ont été élaborées en prenant pour hypothèse le prolongement des tendances économiques et démographiques actuelles, une trajectoire générale du développement technologique identique aux évolutions des dernières décennies et l'absence de nouvelle initiative d'envergure dans les politiques actuellement en vigueur.*

Les enjeux de l'industrie du pneumatique

L'industrie du pneumatique nécessite à la fois de lourds investissements, du fait d'un processus de fabrication complexe, et le recours à une main d'œuvre importante. Mondialement, elle emploie directement plus de 580 000 personnes, pour un marché de plus de 1,1 milliard de pneumatiques tourisme camionnette et poids lourd et environ 60 milliards d'euros. En croissance régulière de 2 à 3 % par an sur le long terme, cette activité se distingue du marché automobile, soumis à des cycles plus courts.

La hausse sur le long terme du prix des matières premières : un phénomène structurel

Les cours du caoutchouc naturel, des dérivés pétroliers, de l'acier – principaux constituants du pneumatique – évoluent structurellement à la hausse depuis plusieurs années, à la fois du fait de leur production limitée et de la consommation croissante de pays en fort développement (Chine, Inde notamment). Cette hausse est une préoccupation majeure, qui pousse à innover : identification de nouveaux composants, optimisation des consommations, valorisation des pneus usagés. Enfin, elle entraîne le prix de vente des pneumatiques à la hausse.

Rester compétitif sur des marchés très concurrentiels et très variés

Le centre de gravité des marchés se déplace vers l'Asie (30 % du marché mondial en 2004 pour 23 % en 2000). Après plusieurs années de concentration, de nouveaux concurrents apparaissent sur les marchés émergents (Corée, Chine). Le volume des investissements requis dans les usines pousse à leur spécialisation. L'optimisation de la logistique devient alors cruciale, le coût du transport étant lui-même lié au cours du pétrole.

Dans un contexte de surcapacité mondiale de la production, notamment pour les pneumatiques de technologie conventionnelle, comment rester compétitif sur des marchés de plus en plus concurrentiels ?

La compétitivité peut reposer sur la performance des procédés, le savoir-faire des opérateurs, la flexibilité. La maîtrise de la masse salariale est indispensable à un développement solide. L'optimisation du pilotage des stocks et la performance de la distribution sont capitales. En progressant dans tous ces domaines, et en se concentrant sur les produits à forte valeur ajoutée technologique, il est possible d'être compétitif dans les pays occidentaux.

Une industrie mûre, mais des produits en forte évolution

Après plus d'un siècle d'existence, l'industrie du pneumatique peut être considérée comme mûre. Mais le pneumatique lui-même vit des évolutions majeures, qui vont encore s'amplifier, du fait des enjeux mêmes du transport routier et de l'évolution des véhicules. Dispositifs anti-crevaison, pour plus de fiabilité et de sécurité, meilleure performance énergétique dans un contexte de raréfaction et de mutation des ressources, intégration plus poussée avec l'électronique des véhicules : ce sont quelques-uns des défis actuels !



RÉPARTITION DES EFFECTIFS DE L'INDUSTRIE DU PNEUMATIQUE DANS LE MONDE



☐ Europe	**216 170 employés**
■ Amérique du Nord	**62 658 employés**
☐ Amérique latine	**23 410 employés**
☐ Asie Pacifique	**244 811 employés**
☐ Afrique	**18 049 employés**
☐ Moyen-Orient	**18 376 employés**

Source : Global Tire Report, Tire Business - août 2004

Contribuer à une mobilité routière plus durable

Notre contribution à la mobilité durable



Patricia Le Gall, responsable du service Environnement

"Notre implication dans le Sustainable Mobility Project *du WBCSD et l'organisation du Challenge Bibendum contribuent concrètement au progrès de la mobilité. En 2003-2004, nous avons participé activement à l'élaboration du rapport* Mobility 2030. *La 6e édition du Challenge, organisée à Shanghai, a mis en évidence les spécificités de la mobilité routière en Chine ainsi que les solutions locales qui se dessinent. La session sur la sécurité routière, animée par plusieurs experts de niveau mondial, a été particulièrement appréciée."*

Jacques Toraille, animateur de la démarche Performance et Responsabilité Michelin



"La sécurité routière est un enjeu majeur de la mobilité durable. En 2004, nous avons décidé de structurer nos actions dans ce domaine : un chef de projet a été identifié, il mettra en place une organisation de projet dédiée. Notre adhésion au Global Road Safety Partnership *et à la Charte Européenne de la Sécurité Routière renforce l'engagement historique du Groupe en faveur de la sensibilisation du grand public et des autorités."*

Le Challenge Bibendum, l'événement international de la mobilité durable

Seul événement mondial de cette nature, le Challenge Bibendum constitue le rendez-vous des acteurs du monde de l'automobile autour des véhicules propres et sûrs d'aujourd'hui et de demain. Créé par Michelin en 1998, il permet de mesurer, au cours d'épreuves validées par un jury international indépendant, les progrès sur un large éventail de critères : consommation, émissions, accélération, freinage, maniabilité, sécurité, design, etc.

Le Challenge 2003 à San Francisco (États-Unis) a pour la première fois vu concourir des autobus, et des poids lourds ont été présentés.

La Chine, pays clé en terme de mobilité durable, était un lieu particulièrement approprié pour le déroulement du Challenge 2004, organisé à Shanghai. Les nombreux véhicules électriques présents ont illustré le fort positionnement de la Chine sur la technologie des batteries. L'ouverture du Challenge aux deux-roues s'est avérée très pertinente dans ce pays où ils constituent un mode de transport privilégié. Plusieurs modèles de bus étaient également présents. Parmi les nouveautés 2004, le *public day* a permis à plus de 2 000 visiteurs de découvrir ces véhicules. Autre temps fort vivement apprécié : le *Symposium international* sur la mobilité durable. Un document édité par Michelin, le *Shanghai Report*, rassemble les contributions des nombreux experts présents à cette manifestation.



À Shanghai, on se presse autour des véhicules du Challenge Bibendum.

"Mobilité durable" : un partenariat pour le progrès du transport mondial

Plusieurs spécialistes du groupe Michelin ont activement participé aux travaux du *Sustainable Mobility Project*, en collaboration avec les représentants de onze entreprises de rang mondial impliquées dans le secteur du transport. Le rapport final *Mobility 2030* a été lancé en juillet 2004 en Europe, États-Unis, Japon. C'est le fruit d'un partenariat exemplaire entre industriels ayant la volonté d'examiner tous les aspects de leur activité et de rechercher les orientations les plus responsables *(voir p. 16)*.



Les chiffres clefs du Challenge Bibendum 2004

- 145 véhicules présents (voitures, deux-roues, bus, poids lourds).
- 74 véhicules en compétition dont 40 véhicules électriques.
- 57 exposants de 11 pays et de 7 organisations internationales ont pu présenter leurs technologies sur le *Learning center*, large espace d'exposition et d'échanges.
- 107 entreprises, institutions, universités, organisations gouvernementales et non-gouvernementales participantes.
- 520 journalistes du monde entier.
- Près de 5 000 visiteurs au total (invités, constructeurs, médias, etc.).

Notre mobilisation en faveur de la sécurité routière

Michelin contribue à une plus grande sécurité routière en agissant dans son domaine privilégié, le pneumatique, mais aussi par un travail en partenariat avec d'autres entreprises et les pouvoirs publics, pour s'attaquer aux causes premières des accidents.

Le pneu, un élément primordial de la sécurité

Seul point de contact entre le véhicule et la chaussée, le pneu joue un rôle clé en matière de sécurité routière : adhérence, tenue de route, réduction des distances de freinage... Aussi bien pendant la fabrication des pneus que pour le développement de nouvelles gammes, le critère sécurité est prioritaire.

Une contribution reconnue à la sensibilisation du public

La juste pression de gonflage constituant un facteur critique de la sécurité, Michelin s'est constamment investi dans des actions de sensibilisation des automobilistes à l'importance de ce paramètre. En 2003-2004, nous avons poursuivi nos campagnes de vérification gratuite de la pression. Plus de quarante opérations *Faites le plein d'air* organisées en 2004 dans 18 pays d'Europe ont permis de contrôler 8 449 véhicules. Parmi ceux-ci, 66 % avaient au moins un pneu sous-gonflé. En parallèle, nous collaborons régulièrement avec les auto-écoles pour créer des supports pédagogiques adaptés.

Michelin est à l'origine d'un rapport de l'Union Routière de France sur l'utilisation des stations de gonflage en France. Porteur de recommandations pratiques, il a été transmis en septembre 2004 à la Direction de la Sécurité Routière.

En 2004, les opérations *Michelin Junior's Bike* organisées dans 31 villes de 9 pays européens ont permis de sensibiliser plus de 35 000 enfants aux bons réflexes de sécurité routière. En Hongrie et en Pologne, Michelin a financé l'installation de panneaux d'affichage et de réflecteurs à proximité des écoles.

Michelin s'implique également dans la mise au point de systèmes de surveillance de la pression *(voir p. 33)*.



Signature de la Charte Européenne de la Sécurité Routière par Patrick Lepercq, responsable des Affaires Publiques Michelin.

Un engagement renforcé par l'adhésion à deux initiatives majeures

En juillet 2003, Michelin a adhéré au *Global Road Safety Partnership* (GRSP), initiative lancée par la Banque Mondiale et la Fédération Internationale des Sociétés de la Croix-Rouge et du Croissant-Rouge pour promouvoir et coordonner les actions d'amélioration de la sécurité routière dans les pays en développement. En 2004, le Groupe a dans ce cadre monté une opération de sensibilisation des conducteurs en Thaïlande et déployé des actions en Roumanie, en Pologne et en Hongrie.

Le 7 avril 2004, en signant la Charte Européenne de la Sécurité Routière, Michelin s'est engagé à contribuer à l'objectif de réduction du nombre de tués sur les routes d'Europe de 50 % d'ici à 2010. Notre plan d'action inclut un renforcement des actions de sensibilisation et de formation de nos salariés à la sécurité routière.



"En Chine, la production automobile a progressé en moyenne de 30 % par an ces quatre dernières années. Le pays comptera 130 millions de véhicules en 2020, qui consommeront 250 millions de tonnes de pétrole, soit 55-60 % de notre demande totale. Le développement de nouvelles sources d'énergie et un plus grand recours à l'innovation sont les facteurs clés pour promouvoir un secteur automobile propre en Chine. La sixième édition du Challenge Bibendum de Shanghai a été pour nous une opportunité unique d'en apprendre davantage des leaders du secteur."

Professeur Wan Gang, Président de l'Université de Tongji, Shanghai



Quelques objectifs de progrès

- **Élaborer pour chaque pays de l'Union Européenne un support pédagogique sur le rôle du pneu dans la sécurité routière et le diffuser à tous les centres de formation de ces pays d'ici à 2006.**
- **Prodiguer sous 3 ans une formation de perfectionnement à la conduite à tous les membres du personnel du Groupe ayant une activité impliquant régulièrement des déplacements routiers.**
- **Réaliser au moins une opération *Faites le plein d'air* dans chacun des 25 pays de l'Union Européenne à fin 2005 puis une opération par an dans 20 des 25 pays à compter de 2006.**
- **Participer en 2005 à la réalisation d'un projet du *Global Road Safety Partnership* en Chine.**

Orienter l'hévéaculture vers un développement durable

Doté de propriétés physiques remarquables, le caoutchouc naturel demeure l'élastomère le plus approprié dans de nombreuses applications, notamment les pneus poids lourd et génie civil.

Conscient, d'une part, de l'intérêt économique et social que représente cette culture pour les pays producteurs et, d'autre part, de la fragilité du système de production de caoutchouc naturel – fluctuations des cours, concurrence d'autres cultures de rendement plus immédiat – Michelin souhaite maintenir une expertise et une présence stratégique dans l'hévéaculture. En exploitant six plantations (deux au Brésil et quatre au Nigeria) qui couvrent 3 % de nos besoins, nous poursuivons un double objectif : participer au progrès du secteur par l'amélioration et le partage des connaissances et ainsi pérenniser les ressources en caoutchouc naturel de qualité.

Des atouts sociaux, économiques et environnementaux

Représentant tout au long de l'année près de 6 millions d'emplois dans le monde, l'hévéaculture est source de revenus pour de nombreuses familles et contribue à limiter l'exode rural. Les revenus générés par les plantations industrielles permettent de financer la construction d'infrastructures comme des écoles, des hôpitaux ou des logements.

Les conditions de travail sur les plantations Michelin respectent les conventions de l'Organisation Internationale du Travail, notamment en matière de travail des enfants. Nous veillons également à ce que les autres plantations auprès desquelles nous nous fournissons respectent aussi ces conventions *(voir p. 51)*.

Le caoutchouc naturel est une matière première renouvelable. En cas de pénurie, l'industrie du pneumatique devrait lui substituer des élastomères synthétiques issus du pétrole. Outre les qualités spécifiques qu'il confère au pneumatique, le recours au caoutchouc naturel permet donc de préserver des ressources fossiles. Souvent planté sur des terres entièrement déboisées, l'hévéa constitue une couverture forestière qui participe à la protection des sols et, en absorbant du carbone, il contribue également à lutter contre le changement climatique.

Vers un bilan carbone du caoutchouc naturel

Comme toute autre zone boisée, nos plantations d'hévéas fixent du carbone atmosphérique. Mais combien ? Pour répondre précisément à cette question, nous avons lancé en 2004 une campagne de mesure et de calcul, menée en collaboration avec le cabinet forestier Coudert et l'Université Catholique de Louvain sur notre plantation du Mato Grosso, au Brésil. La méthode consiste d'abord à déterminer la quantité de carbone contenue par des échantillons prélevés sur les arbres, le bois mort, la litière, la végétation basse et le sol de la plantation. La quantité de CO_2 fixée par l'ensemble de la plantation est ensuite calculée à l'aide d'un modèle mathématique, qui sera affiné en 2005 pour aboutir au bilan officiel. Fin 2005, nous mettrons notre méthode à la disposition des acteurs de l'hévéaculture. Ces travaux seront déployés progressivement sur nos plantations du Nigeria.



Saignée de l'hévéa sur notre plantation d'Osse River au Nigeria.

Microcyclus Uleï : partager nos connaissances

Depuis plus de dix ans, le département de R&D de notre plantation Michelin de Bahia, au Brésil, conduit un programme de recherche pour lutter contre le Microcyclus Uleï, champignon parasite qui s'attaque aux hévéas d'Amérique centrale et du Sud. Mené en collaboration avec le CIRAD[1], ce programme a permis récemment de sélectionner 14 variétés résistantes. En mai 2004, nous avons rassemblé 80 experts du monde entier pour partager les résultats de ce travail et bâtir un plan d'action mondial.

Le projet Ouro Verde de Bahia

Lancé en 2003 sur la plantation Michelin de Bahia, le projet Ouro Verde a pour objectif de poursuivre le développement local de l'hévéaculture en favorisant la création de structures d'exploitation de taille moyenne, plus adaptées aux parcelles morcelées et accidentées de la plantation, tout en conservant un terrain d'étude privilégié pour la recherche contre le Microcyclus Uleï et la préservation de l'écosystème forestier.

Fin 2003, Michelin a cédé des parcelles d'environ 300 hectares à douze de ses cadres locaux, qui se sont engagés à diversifier leur production en plantant des cacaoyers entre les lignes d'hévéas, ce qui génèrera davantage de revenus. Le projet devrait permettre de créer 330 emplois supplémentaires en 12 ans.

Parallèlement, l'unité de recherche de la plantation, qui dispose de 1 100 ha de terrain, fournit aux petits propriétaires voisins des plants d'hévéa résistants au Microcyclus Uleï : 20 000 plants seront fournis dès 2005, puis 200 000 plants par an permettant la plantation annuelle d'environ 400 hectares.

Enfin, nous avons constitué une réserve écologique de 3 000 hectares en favorisant la création de couloirs forestiers pour relier les différentes parcelles de forêt atlantique primaire (1 500 ha au total) situés sur la propriété. Ces couloirs permettent la circulation de la faune. La réserve fait l'objet d'un programme de réintroduction d'espèces animales et végétales menacées.

Le Rubber Eco Project : pérenniser les ressources en caoutchouc naturel

La consommation mondiale de caoutchouc naturel a atteint 8,2 millions de tonnes en 2004, dont 71 % pour la production de pneus. Aujourd'hui, la consommation du secteur du pneumatique augmente au rythme de la croissance du marché, de 2 à 3 % par an. De 1999 à 2001, la chute des cours du caoutchouc naturel a engendré une certaine désaffection pour l'hévéaculture.

Afin de restaurer un climat de confiance, l'*International Rubber Study Group*, forum sectoriel réunissant producteurs, acheteurs, gouvernements et entreprises, a lancé en 2004 le *Rubber Eco Project*. Ce projet vise à stabiliser les prix à un niveau suffisamment rémunérateur pour que les plantations existantes continuent leur activité et pour encourager les investissements publics et privés dans des projets de plantation et de recherche hévéicole. Michelin adhère pleinement à ce projet et y participe activement.

[1] Centre de Coopération Internationale en Recherche Agronomique pour le Développement



Des chercheurs asiatiques observent les symptômes du Microcyclus Uleï lors du séminaire international organisé à Bahia (Brésil) en 2004.


ÉVOLUTION DE LA CONSOMMATION D'ÉLASTOMÈRES DANS LE MONDE
(en millions de tonnes)
40
35
30
25
20
15
10
5
0
36
20
8
Caoutchouc synthétique + naturel
Caoutchouc naturel
84
88
92
96
00
04
08
12
16
20
24
28
32

En 2004, le caoutchouc naturel a représenté 40 % de la consommation d'élastomères dans le monde, le caoutchouc synthétique 60 %. La croissance prévue à l'horizon 2034 est de 2 % par an.

Le bilan de la pratique de nos valeurs



Le Respect des Clients

Offrir à nos clients la meilleure qualité de produit et de service, au meilleur prix, est un objectif constant. La plupart de nos nouvelles gammes Tourisme camionnette ont vu progresser leur performance en adhérence, longévité et basse résistance au roulement. En Poids lourd, le succès des gammes X One et Energy vient récompenser nos efforts, qui ont porté en priorité sur la rechapabilité, facteur d'allongement de durée de vie et d'économie des ressources naturelles. Le déploiement d'offres de services innovantes comme *Michelin OnWay* illustre par ailleurs notre volonté de rendre les déplacements plus sûrs et agréables.

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Le Respect des Personnes

Le respect des personnes est pour Michelin une valeur fondamentale. En 2003-2004, nous avons poursuivi nos efforts en matière de santé-sécurité au travail, renforcé la diversité de nos équipes et évalué de façon plus précise nos performances en matière de développement du personnel. L'élaboration du Code des Achats Michelin va permettre de renforcer la prise en compte des principes du développement durable dans nos processus d'achat. L'élargissement de notre réseau Michelin Développement à quatre nouveaux pays concrétise notre volonté d'aider au développement économique et social de nos territoires d'implantation.

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Le Respect des Actionnaires

Notre performance économique est un objectif permanent pour l'ensemble de nos équipes. Avec un résultat net en hausse de 60 % par rapport à 2003, l'année 2004 est à ce titre très encourageante. Afin d'améliorer en permanence la qualité de notre information financière, nous mettons à disposition de nos actionnaires individuels et institutionnels des supports d'information dédiés et entretenons un dialogue de proximité à travers de nombreuses réunions et rencontres. Nos efforts ont été récompensés en 2004 par l'obtention du prix spécial de l'Association Française de la Gestion Financière.

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Le Respect de l'Environnement

Soucieux d'améliorer en permanence la performance environnementale de nos sites et de nos produits, nous avons poursuivi en 2003-2004 le déploiement de notre Système de Management de l'Environnement Michelin, renforcé par l'élaboration des Exigences Environnement Groupe. L'Analyse du Cycle de Vie du pneu poids lourds européen a confirmé l'importance de la phase d'utilisation. Nos actions en matière de valorisation des Pneus Usagés Non Réutilisables sont pleinement cohérentes avec notre volonté d'assumer nos responsabilités, depuis leur conception jusqu'à la fin de vie de nos pneumatiques.

—





Le Respect des Clients

Principes d'action

> Anticiper, accompagner et satisfaire au mieux les besoins des clients en leur proposant des produits sûrs, adaptés à l'usage prévu, de haute qualité de fabrication, et des services visant les niveaux les meilleurs en termes de fiabilité, d'adéquation aux attentes et de respect des délais et des coûts.

> Être à l'écoute de nos clients, sans *a priori* ni préjugé pour mesurer et améliorer l'adéquation de notre offre à leurs attentes.

> Entretenir notre dynamique d'innovation pour augmenter la sécurité et le confort de déplacement, au meilleur coût possible, tout en diminuant les impacts environnementaux significatifs. Continuer à tenir le rôle d'introducteur de technologies nouvelles et audacieuses qui transforment les conditions d'exercice de la mobilité au bénéfice de nos clients.

> Entretenir avec nos clients des relations honnêtes et solides grâce au partage d'informations techniques et commerciales précises et fiables. Proposer des conseils spécifiques sur l'utilisation de nos produits et promouvoir l'adoption de comportements de prudence et de responsabilité.

Faits marquants 2003-2004

> 24 nouvelles gammes de pneus tourisme mises sur le marché.

> Développement et succès commerciaux des gammes poids lourd X One et Energy.

> Renforcement de l'offre Michelin RemiX, la rénovation qui double la durée de vie des pneus poids lourds avec des performances identiques à celles des pneus neufs.

> Lancement de Michelin OnWay, les premiers pneus "service compris".

> Commercialisation en grande série des systèmes EnTire Solutions.

> Présentation de Hy-Light et de Concept, véhicules prototypes Michelin, au Challenge Bibendum 2004.



Identifier et satisfaire les attentes de nos clients

Nos deux marchés : première monte et remplacement

Le groupe Michelin vend ses pneumatiques sur deux marchés : aux constructeurs de véhicules en première monte et aux utilisateurs, via les réseaux de distribution, sur le marché du remplacement. Sur chacun de ces marchés, les produits Michelin seront considérés comme des biens de consommation, pour l'usage des particuliers, ou des biens d'équipement, pour l'usage des professionnels.

Le poids important des ventes au remplacement, 70 % de notre activité en volume, distingue notre Groupe des équipementiers automobiles auxquels il est souvent comparé et qui concentrent leurs activités sur les grands clients constructeurs.

Outre la production de pneumatiques, Michelin poursuit le développement de son offre de services d'aide au déplacement.

Des besoins de mobilité variant selon les marchés et les régions

Déplacements personnels ou professionnels, transport de biens ou de personnes, pour des activités touristiques, industrielles ou agricoles, sur des distances variables : nos produits répondent à une vaste palette de besoins de mobilité, assurés par tous les types de véhicules.

Ces besoins diffèrent selon les zones géographiques. En Asie, les consommateurs sont particulièrement sensibles au confort et au silence à l'intérieur de leur voiture. En Amérique du Nord, ils souhaitent des pneus polyvalents utilisables été comme hiver. En Europe, la précision de conduite est une attente importante. Néanmoins partout dans le monde, la sécurité, et en particulier l'adhérence sur sol mouillé, reste la première attente.

La même variété de besoins se retrouve chez les utilisateurs de pneumatiques poids lourd, en fonction de leur activité : transport de vrac liquide ou solide, de bois, de grands volumes, sur la route ou hors la route, par des flottes grandes ou petites et par des véhicules conçus et utilisés différemment selon les pays.


MICHELIN
Une meilleure façon d'avancer

Première monte
Vente aux constructeurs
(30 % du volume)

Constructeurs de véhicules

- Automobiles, camionnettes
- Poids lourds
- Engins agricoles
- Engins de génie civil
- Avions
- Motos, cyclomoteurs, bicyclettes

Remplacement
Vente aux distributeurs
(70 % du volume)

Aide au déplacement

- Michelin OnWay
- Michelin Fleet Solutions
- Michelin Euro Assist
- ViaMichelin
- Gamme de cartes et guides
- Gamme d'accessoires pour automobiles et deux-roues Michelin Lifestyle

Vente de véhicules neufs équipés d'un train de pneus "d'origine"

Distributeurs de pneumatiques

Canaux de distribution
- Négociants-spécialistes
- Concessionnaires
- Centres auto
- Garages
- Stations-service
- Grandes surfaces

Réseaux de distribution en propre
- Euromaster (Europe)
- Tire Centers Inc. (Amérique du Nord)

Vente de pneus pour remplacer les pneus d'origine

Consommateurs Utilisateurs

- 165 millions de véhicules tourisme et de camionnettes équipés de pneus du groupe Michelin dans le monde
- 11 millions de véhicules poids lourds

(estimations Michelin)

Même si l'ordre des priorités varie, les attentes de nos clients partout dans le monde se structurent autour de cinq grands axes :

- une sécurité accrue ;
- l'abaissement du prix de revient au kilomètre parcouru ou à la tonne transportée (en particulier pour les professionnels de la route), qui résulte simultanément du prix d'achat du pneu et de sa longévité ;
- la capacité d'atteindre confortablement et à tout moment sa destination ;
- un meilleur respect de l'environnement ;
- la disponibilité de services associés aux produits pour accompagner et faciliter leurs déplacements.

LES AXES PRIORITAIRES POUR LA MARQUE MICHELIN EN RÉPONSE AUX ATTENTES DES UTILISATEURS

Marché Tourisme camionnette

Axe prioritaire	Attentes des utilisateurs et des constructeurs de véhicules	Objectifs du Groupe
Plus de sécurité	• Adhérence (freinage, tenue en virage) • Comportement (tenue de route) • Endurance, résistance aux chocs • Capacité de roulage à plat • Performance tous climats et terrains	• Garantir et toujours améliorer la sécurité, première attente des consommateurs, en particulier l'adhérence sur sol mouillé • Conserver un haut niveau des performances même pour un pneu usé • Maintenir le standard de qualité de la carcasse Michelin • Innover pour progresser vers la mobilité continue (solutions alliant produits et services pour l'élimination de la roue de secours)
Le meilleur pneu au meilleur prix	• Prix d'achat juste • Maintenabilité, réparabilité • Longévité kilométrique • Faible consommation de carburant	• Assurer constamment la qualité et la longévité des pneumatiques Michelin • Poursuivre l'amélioration de la performance en résistance au roulement pour réduire le coût d'utilisation
Un plus grand confort de déplacement	• Amortissement des vibrations • Espace à l'intérieur des véhicules • Bruit dans l'habitacle • Communication depuis les véhicules	• Maintenir l'excellence en uniformité des pneumatiques indépendamment de leur origine de production pour réduire les vibrations dans les véhicules • Coopérer avec les constructeurs pour améliorer les qualités routières des véhicules (sensations au volant, contrôle de la trajectoire, confort acoustique et vibratoire) et accompagner la tendance aux véhicules plus lourds, montés sur des roues plus grandes
Une meilleure performance environnementale	• Limitation des émissions atmosphériques • Recyclabilité des pneus usagés • Réduction du bruit	• Faire progresser la performance de résistance au roulement pour réduire la consommation de carburant et les émissions de CO_2 et de polluants locaux • Conforter notre leadership sur les véhicules propres de demain • Développer les filières de valorisation des pneus usés
Des produits et services qui facilitent la mobilité	• Le "pneu service compris"	• Faciliter les déplacements de nos clients : orientation (Cartes et guides, Via Michelin), assistance (OnWay, Michelin Euro Assist, etc.) • Progresser vers la mobilité continue (capacité de roulage à plat)

Marché Poids lourd

Axe prioritaire	Attentes des utilisateurs et des constructeurs de véhicules	Objectifs du Groupe
Augmenter la sécurité	• *Adhérence (motricité, mobilité hivernale)*	• *Permettre une mobilité maximale dans tous types d'usages et de conditions météorologiques, pendant toute la vie du pneumatique*
Réduire le prix de revient kilométrique	• Maximiser les volumes de frêt transporté • Accroître la charge utile • Éviter les temps d'immobilisation • Réduire la consommation de carburant	• Optimiser les dimensions des pneumatiques • Alléger les ensembles pneumatiques+roues • Augmenter la durabilité des carcasses et la résistance à l'usure du pneu pour allonger la durée de vie • Assurer le rechapage des carcasses • Promouvoir les gammes basse résistance au roulement
Améliorer la performance environnementale des produits	Un nombre croissant d'acteurs du monde du transport routier est conscient des enjeux environnementaux liés à leur activité	• Encore mieux sensibiliser les utilisateurs : - à l'importance des enjeux environnementaux - aux bénéfices d'une utilisation optimisée des pneumatiques : gain en sécurité, économie de carburant et allongement de la durée de vie obtenus grâce à une juste pression de gonflage et à l'entretien du "capital pneu" • Proposer des solutions répondant aux attentes de performance économique et porteuses d'une amélioration simultanée de la performance environnementale (par ex. : Michelin RemiX)

Une offre adaptée à la segmentation des marchés

La diversité des besoins de mobilité et la variété des attentes des utilisateurs segmentent le marché des pneumatiques.

Le groupe Michelin répond à cette segmentation par la grande diversité de son offre. Pour certains marchés, une proposition multimarque facilite l'identification par les clients des caractéristiques spécifiques des produits et favorise la rencontre des attentes, variées (fonction du type de leur véhicule, de son âge, de l'usage qu'ils en font, de leur budget pneus) mais pour autant précises, des consommateurs, des distributeurs et de l'offre Michelin.

La stratégie du Groupe se construit autour des marques "porte-drapeau" : pour les pneus poids lourds, au niveau mondial, la marque Michelin ; pour les pneus tourisme camionnette, les marques Michelin et BFGoodrich partout dans le monde, Kleber en Europe et Uniroyal en Amérique du Nord, par exemple. Les marques "budget" sont appréciées des clients particulièrement attentifs au prix d'achat : Riken et Kormoran, en Asie et en Europe de l'Est, par exemple.

Tous les produits de notre offre pour toutes les catégories de pneumatiques, y compris l'entrée de gamme, sont soumis aux mêmes exigences de qualité en matière de sécurité. L'application rigoureuse, partout dans le monde, du système d'assurance qualité Michelin garantit cet élément de la performance de nos produits.

L'accompagnement des évolutions des besoins

L'augmentation rapide de la part des véhicules haut de gamme sur la plupart des marchés tourisme appelle le développement de pneumatiques aux caractéristiques techniques adaptées, par exemple en capacité de charge pour les pneus pour SUV (*Sport Utility Vehicles*) ou adhérence et tenue à la vitesse pour ceux qui équipent les berlines et les coupés sportifs. Sur le segment des véhicules professionnels, poids lourd et engins notamment, Michelin propose des solutions permettant d'augmenter le volume et la charge transportée, aidant ainsi les acteurs de ces marchés très compétitifs à améliorer leur productivité, dans le respect des réglementations locales.

Des initiatives innovantes contribuant à transformer les marchés

Seulement un peu plus de 20 % des pneus poids lourd vendus en Chine et à peine plus de 1 % des pneus vendus en Inde en 2004 sont des pneus radiaux. Ces pays représentaient pourtant respectivement 27 % et 8 % du marché mondial des pneus poids lourd dès 2003. Par sa présence renforcée et la commercialisation de pneus radiaux dans ces zones géographiques parvenues au seuil d'évolutions importantes de leurs besoins de transport, Michelin engage la transformation de ces marchés en faveur de produits plus performants en matière de sécurité, de productivité et d'impact sur l'environnement. Sur les marchés mûrs, c'est par d'autres innovations que Michelin bouscule l'état de l'art : pneus Energy, X One, Anti-splash, X-Ice en sont quelques exemples récents.



Une sensibilisation des clients poids lourd à développer

La résistance au roulement du pneu induit environ un tiers de la consommation de carburant d'un poids lourd. De nombreux autres paramètres sont également à considérer. Certaines flottes ont parfaitement intégré ces données dans leurs décisions d'achat. Pour d'autres, cette complexité diminue leur sensibilité aux messages techniques sur l'efficacité énergétique du pneumatique. Notre réponse consiste à développer des outils pédagogiques pour souligner le gain obtenu en consommation de carburant avec des pneus basse résistance au roulement et à faire porter ces messages par une force de vente qui rencontre nos clients lors de plus d'un million de visites par an. Un tel effort permet la diffusion de conseils essentiels pour une utilisation optimale de nos produits.


PART DES PNEUS HAUTE PERFORMANCE
ET SUV DANS LES VENTES EN VOLUME TOURISME
CAMIONNETTE
(en pourcentage)
43 %
32 %
45 %
34 %
47 %
36 %
48 %
38 %
50 %
40 %
00
01
02
03
04
Michelin
Marché

Source : Michelin

Une information favorisant l'utilisation optimale de nos produits

La performance finale de nos pneumatiques, notamment leur impact éventuel sur l'environnement et sur la santé lors de leur utilisation, dépend de nombreux paramètres, sur lesquels nous disposons d'une influence et d'une maîtrise différenciées.

Nous menons des actions de sensibilisation et d'information auprès des utilisateurs et des acteurs publics pour promouvoir les comportements optimisant les performances des pneumatiques et encourager la mise en place de bonnes conditions d'utilisation (infrastructures, réglementations, etc.).

"Les conseils de Bibendum", disponibles sur 17 de nos sites Internet en Europe, et la rubrique *"Cares and tips"* du site Internet américain offrent aux consommateurs des conseils pratiques pour choisir, utiliser et entretenir leurs pneumatiques. L'importance majeure d'une juste pression de gonflage y est soulignée, en tant que facteur de sécurité et de longévité et source d'une économie de carburant équivalente à celle obtenue par une rupture technologique. À l'inverse, le sous-gonflage ou une conduite déraisonnable peuvent avoir des conséquences graves sur l'état des pneumatiques et la sécurité des passagers (*voir p. 32-33 pour plus d'information sur nos actions sur le thème de la sécurité*).

Une part croissante de cette communication est consacrée aux performances environnementales des produits, mettant en lumière les bénéfices pour les utilisateurs et pour l'environnement d'une utilisation optimale des pneumatiques.

L'efficacité de ces efforts demeure néanmoins tributaire de la qualité des contacts qu'il est possible d'établir avec les utilisateurs et les distributeurs, ainsi que de leurs préoccupations prioritaires. Ainsi, la résistance au roulement est un phénomène essentiel à comprendre pour apprécier l'importance d'une juste pression de gonflage. Sa complexité technique en fait un sujet difficile à aborder avec le grand public. Nous nous efforçons de choisir les meilleurs distributeurs en termes de conseil et de qualité de service et de leur démontrer l'intérêt et l'efficacité de ces messages.

MAÎTRISE DES FACTEURS DE PERFORMANCE FINALE


FACTEURS PLUS FAIBLEMENT INFLUENCÉS
FACTEURS SIGNIFICATIVEMENT INFLUENCÉS
FACTEURS MAÎTRISÉS PAR MICHELIN
Performance technique des pneumatiques
Choix des clients
Nombre de véhicules sur pneus Michelin
Pression de gonflage et style de conduite
Performance des véhicules
Performance des carburants, nature des revêtements routiers

IMPACT DE LA PRESSION DES PNEUS SUR LA CONSOMMATION DE CARBURANT

Sous-gonflage	Surconsommation induite
- 0,3 bar	+ 1,2 %
- 1 bar	+ 6 %

Par rapport à un sous-gonflage d'un bar, le respect de la pression de gonflage préconisée permet d'économiser autant de carburant qu'un saut technologique en matière de résistance au roulement.

Offrir des produits et services performants

La performance responsable de nos produits et services

"C'est d'abord par la performance responsable de nos produits que nous voulons servir nos clients. Nous cherchons en permanence à satisfaire et anticiper leurs besoins en leur proposant des produits et services de qualité, adaptés à l'évolution des usages et des modes de vie. En 2003 et 2004, nos efforts ont porté en particulier sur la sécurité de nos produits, leur impact sur l'environnement et leur performance économique. La plupart de nos gammes ont fait des progrès remarquables, selon le cas en adhérence, longévité et basse résistance au roulement ou encore en rechapabilité pour le Poids lourd. Les qualités attendues par nos clients sont liées à ces performances, qui sont interdépendantes. À nous d'orienter nos efforts d'innovation pour ne pas faire progresser les unes au détriment des autres !"

Dominique Aimon, responsable marketing stratégique ligne-produit Tourisme camionnette

Bertrand de Labareyre, responsable marketing stratégique ligne-produit Poids lourd

Le pneumatique : un défi d'équilibre

Porter la charge du véhicule et les surcharges liées à ses mouvements dynamiques, guider le véhicule sur les trajectoires choisies par le conducteur, transmettre les efforts de freinage ou d'accélération sont les fonctions de base que le pneu doit remplir, dans la durée, tout en "filtrant" les irrégularités du sol et en opposant une faible résistance à l'avancement. Pour satisfaire ces exigences, le pneu doit être doté de qualités très différentes : l'endurance, la précision de guidage, l'adhérence, le confort, la résistance au roulement, la durée de vie. Les harmoniser constitue un véritable défi technologique. Au final, la performance globale d'un pneu résulte du juste équilibre trouvé entre ces qualités parfois contradictoires.

Dans notre recherche de produits nouveaux, nous nous imposons le principe de progrès selon lequel toute solution pneumatique nouvelle doit battre ou égaler sur chaque critère de performance la solution qu'elle remplace.

PROGRÈS DE NOS PRINCIPALES NOUVELLES GAMMES MISES SUR LE MARCHÉ EN 2003-2004

(en base 100 par rapport à la gamme remplacée)

Pour chaque gamme et pour chacun des trois critères de performance (adhérence, efficacité énergétique, longévité), ce graphique présente le niveau de performance mesuré pour la nouvelle gamme (par exemple 120) par rapport à celle qu'elle remplace (prise comme base 100) ; le progrès global des trois performances est représenté par l'indicateur "progrès cumulé".



Adhérence
Efficacité énergétique
Longévité
Progrès cumulé
Nouvelle gamme
Ancienne gamme
Base 100
Uniroyal
Laredo CrossCountry
Laredo AWP
Michelin
Energy 3A (indice T)
XT1
Michelin
Energy 3A (indice H)
XH1
Kleber
Dynaxer HP2
Viaxer AS
160
130
120
110
100

EVOLUTION DE LA DURÉE DE VIE DES PNEUMATIQUES MICHELIN POIDS LOURD

(base 100 1980, pneus pour essieu directeur)

100 175 220 240

80 95 97 02

Des progressions se mesurant dans la durée

Tributaire de longs cycles de recherche et développement et du lent renouvellement des parcs de véhicules, la pénétration sur le marché des nouvelles gammes de pneumatiques est progressive. Ainsi, les produits Tourisme camionnette introduits en 2004 ont représenté moins de 5 % des ventes de l'année. Les produits de moins de 3 ans ont représenté plus de 50 % de nos ventes. Les mécanismes sont comparables pour toutes les autres gammes de pneumatiques : il faut considérer les progrès dans la durée.

Nos priorités : adhérence, résistance au roulement et durée de vie

Facteur majeur de la sécurité des utilisateurs, l'adhérence est la performance sur laquelle nos produits Tourisme camionnette ont le plus progressé en 2003 et 2004. Toutes les nouvelles gammes représentant une part conséquente de nos ventes ont fait des progrès importants en adhérence, en particulier sur sol mouillé.

Six gammes progressent en matière de résistance au roulement. La gamme Michelin Energy demeure la référence du marché. Les travaux pour l'élaboration d'un indicateur fiable permettant de mieux mesurer les progrès de l'ensemble de l'offre Michelin en résistance au roulement se sont poursuivis en 2004.

Des gains en longévité ont été obtenus pour les gammes Tourisme représentant les plus forts volumes de ventes (par exemple Michelin Energy 3, Michelin HydroEdge, Michelin Pilot Sport 2, Kleber Dynaxer HP2). La durée de vie des carcasses de pneus Poids lourd a elle aussi fait l'objet d'avancées significatives *(voir graphe p. 30)*.

Le progrès sur ces critères, qui sont essentiels pour la sécurité et la limitation de l'impact environnemental, a été obtenu sans contrepartie sur d'autres performances comme le niveau de bruit extérieur.



"Pilot Travel Centers LLC exploite une flotte de plus de 160 camions-citernes qui desservent nos stations-service partout aux États-Unis.
Tous ces camions sont à présent équipés de pneus Michelin X One. Ce qui est vraiment remarquable, c'est que tous les avantages annoncés par Michelin se sont réellement concrétisés : un gain de poids permettant d'augmenter la capacité de charge, des économies de carburant et une plus grande facilité pour effectuer l'entretien."

David Breeding, Directeur Transport, Pilot Travel Centers LLC, États-Unis

ÉVOLUTION DE LA RÉSISTANCE AU ROULEMENT SUR LES VÉHICULES TOURISME
(en kg/t)


35
30
25
20
15
10
5
0
Bandages pleins
Premiers pneus
Radial
Pneu Vert
Energy 3
1890
1910
1930
1950
1970
1990
2010

ÉVOLUTION DES VENTES DE X ONE EN EUROPE ET AUX ÉTATS-UNIS
(base 100 2002)


1130
1000
900
800
700
600
500
400
300
200
100
0
100
180
02
03
04
Europe
900
270
100
02
03
04
États-Unis



Les apports du pneu Michelin X One sur la consommation de carburant

Lancé en 2001 aux États-Unis et en 2003 en Europe, le pneu Michelin X One équipe à présent plusieurs dizaines de milliers de véhicules. En Europe, il est commercialisé dans le cadre d'une offre l'associant à un dispositif de contrôle électronique de stabilité ESP, à notre système de surveillance électronique de la pression IVTM et à l'offre de service *Michelin Euro Assist*. Le pneu X One remplace deux pneus jumelés. Il améliore la stabilité et apporte le bénéfice d'un gain de charge utile pouvant atteindre 360 kg. Il réduit d'autant la masse de matières premières nécessaire à sa fabrication par rapport à un équipement classique. Ses performances en résistance au roulement lui permettent de diminuer la consommation de carburant de 8 % par rapport à des montes jumelées traditionnelles, ce qui abaisse dans la même proportion l'impact environnemental du véhicule qu'il équipe.

La sécurité de nos produits, une priorité absolue

Seul lien entre le véhicule et le sol, le pneu joue un rôle clé dans la tenue de route, la distance de freinage et la capacité à soutenir des vitesses élevées pendant une longue durée. Outre la bonne adaptation du pneu au véhicule, plusieurs qualités techniques décident de la performance finale sur ces critères. Les principales sont l'adhérence en toutes circonstances, notamment sur sol mouillé, la résistance à la déformation et à l'échauffement, la polyvalence tous revêtements et la tenue à froid.

Une politique qualité exigeante

La qualité de conception et de fabrication de nos pneumatiques est la première garantie de sécurité. C'est aussi notre première responsabilité. L'application rigoureuse et systématique de notre Système Qualité Michelin dans nos sites de recherche et dans toutes nos unités de production dans le monde nous permet de satisfaire à ces exigences. Un dispositif spécifique de suivi et de prévention prolonge ce contrôle au-delà de la vente.



"Anti-splash, une innovation sécurité en cours de large diffusion"

Dans notre précédent rapport, nous avons présenté le pneu "Anti-splash". Commercialisé en Europe depuis 2002, ses ventes ont été multipliées par huit sur l'année 2004. Rappelons que son déflecteur breveté canalise la projection d'eau des pneumatiques des poids lourds circulant sur route mouillée et divise sa hauteur par quatre, garantissant ainsi une meilleure visibilité pour les autres conducteurs.

Lorsque c'est nécessaire, nous entrons en contact avec les utilisateurs pour les conseiller sur la meilleure adaptation possible entre les caractéristiques de nos produits et l'usage qu'ils souhaitent en faire. Au besoin, nous n'hésitons pas à organiser une campagne d'échange.

Des produits offrant une sécurité renforcée

Les performances de nos pneumatiques en terme de sécurité progressent en continu. Parmi les 24 nouvelles gammes mises sur le marché des pneus Tourisme camionnette en 2003 et 2004, 22 surclassent les gammes qu'elles remplacent sur le critère d'adhérence, dont 16 présentent des avancées très significatives (performance améliorée de 10 % et plus).

Nos travaux ont également permis une meilleure intégration de la sécurité lors des phases de conception des produits Poids lourd. Les pneus Michelin XDE 2 "17,5 pouces" destinés aux petits poids lourds (6 à 12 tonnes de poids total en charge) présentés au salon de Hanovre (Allemagne) en septembre 2004 utilisent de nouveaux mélanges de gommes et disposent de plusieurs centaines de lamelles "Double Vague", réparties sur toute la bande de roulement. Cette sculpture brevetée Michelin génère un effet autobloquant sous l'action de la charge et du couple moteur. Les pneus apportent ainsi plus de motricité et d'adhérence sur les surfaces glissantes.

Le pneu Anti-splash réduit de manière spectaculaire les projections d'eau et améliore ainsi la visibilité et la sécurité des autres véhicules.




GUIDE MAINTENANCE
par MICHELIN

Les conseils de sécurité tiennent une place de premier plan dans ce guide édité par la ligne-produit Génie civil pour aider ses clients dans la recherche de l'utilisation optimale des pneus Michelin.

TAUX DE SOUS-GONFLAGE DES VOITURES PARTICULIÈRES



Sous-gonflage très dangereux (supérieur à 1 bar)	13 %
Sous-gonflage dangeureux (compris entre 0,5 et 1 bar)	29 %
Sous-gonflage modéré (compris entre 0,3 et 0,5 bar)	24 %
Pression correcte ou acceptable (sous-gonflage inférieur à 0,3 bar)	28 %
Surgonflage	6 %

Source : Opérations Européennes "Faites le plein d'air 2004"

La surveillance de la pression, facteur essentiel de sécurité

Une juste pression de gonflage est essentielle pour utiliser tout le potentiel du pneumatique. Un pneu sous-gonflé fléchit excessivement, s'échauffe, consomme plus d'énergie, s'use et se détériore prématurément. En cas de sous-gonflage, les performances sont dégradées, ce qui peut compromettre la sécurité des passagers. Des études réalisées dans plusieurs pays d'Europe depuis plusieurs années montrent pourtant que plus de 40 % des véhicules contrôlés présentent au moins un pneu en sous-gonflage dangereux ou très dangereux (*voir graphe p. 32*).

Les systèmes de surveillance de la pression des pneus (TPMS) inciteront les conducteurs à réajuster la pression de leurs pneus avant qu'elle ne devienne critique ; les systèmes de pilotage actif de la pression (CTIS) les déchargeront de cette contrainte (*voir tableau ci-dessous*).

Pour que ces innovations profitent au plus grand nombre, nous agissons depuis plusieurs années, à deux niveaux :

- nous nous engageons dans des partenariats avec des équipementiers automobiles, où nous apportons notre expertise en matière de fonctionnement des pneus et des véhicules ;
- nous intervenons auprès des administrations, des organisations professionnelles et des instances de réglementation (ETRTO, RMA, ISO[1]) pour favoriser la normalisation de ces systèmes et l'adoption de réglementations adaptées. Ces interventions se font le plus souvent en étroite collaboration avec les autres manufacturiers.

Aux États-Unis notamment, nous agissons au sein de la RMA, pour apporter notre concours à la NHTSA *(National Highway Transportation Safety Administration)* dans le cadre du *TREAD Act*. Cette réglementation vise à imposer progressivement aux véhicules légers neufs d'être équipés de systèmes de surveillance de pression (TPMS). Ces dispositions amélioreront la sécurité et ouvriront la voie à des systèmes de plus en plus évolués.

Notre offre de TPMS et le développement de CTIS nous permettent d'accompagner les évolutions anticipées aux États-Unis et appelées à se diffuser dans les autres régions du monde.

[1] ETRTO - European Tyre and Rim Technical Organisation. RMA - Rubber Manufacturers Association (États-Unis). ISO - International Organization for Standardization.

SYSTÈMES DE SURVEILLANCE ET DE PILOTAGE DE LA PRESSION CO-DÉVELOPPÉS PAR MICHELIN

TPMS *(Tire Pressure Monitoring Systems)* - systèmes embarqués de surveillance de la pression
Ils alertent le conducteur en temps réel en cas de sous-gonflage significatif, par un signal au tableau de bord.

Tourisme camionnette	EnTire Solution • Développé en partenariat avec TRW Automotive, à partir de 2000 • Commercialisé depuis fin 2003 par EnTire Solutions, LLC, société commune créée par Michelin et TRW Automotive • Adopté notamment par Honda, Hyundai/Kia, Fiat et General Motors (plus de 100 000 véhicules équipés à fin 2004)
	SSPP (Système de Surveillance de la Pression des Pneus) • Développé en collaboration avec Renault, à partir de 1998 • Commercialisé sur des véhicules Renault depuis 2001 (plus de 1 million de véhicules équipés à fin 2004)
Poids lourd	IVTM *(Integrated Vehicle Tire Monitoring)* • Développé en partenariat avec WABCO, à partir de 1997 • Commercialisé par WABCO en Europe depuis 2004 • Homologué notamment par MAN et Volvo Trucks
Génie civil	MEMS *(Michelin Earthmover Management System)* • Destiné à des dumpers évoluant dans les grandes mines à ciel ouvert • Développé et commercialisé par Michelin • Utilisé fin 2004 dans plusieurs mines en Amérique du Sud et du Nord

CTIS *(Central Tire Inflation Systems)* – systèmes de pilotage actif de la pression
Ils compensent automatiquement les pertes de pression naturelles ou accidentelles.

Tourisme camionnette	TIPM *(Tire Intelligent Pressure Management)* • Développé en partenariat avec WABCO, SKF et TRW Automotive, à partir de 2001 • Actuellement proposés aux constructeurs automobiles sous différentes versions

TMS *(Tire Monitoring Systems)* – systèmes de surveillance des pneus
Ils surveillent non seulement la pression de gonflage mais également d'autres paramètres du pneu.

Tourisme camionnette	Système en cours de développement par Michelin, avec des partenaires R&D • Proposé à quelques constructeurs automobiles en 2004
Poids lourd	eTire : Système non embarqué de surveillance de la pression et de la température avec identifiant électronique (RFID) • Développé par Michelin avec des partenaires électroniciens • Placé sur plus de 10 000 pneus en Amérique du Nord en 2003 et 2004

La réduction du prix de revient au kilomètre parcouru

Le prix de revient des pneumatiques ne se limite pas à leur prix d'achat

La durée de vie, la résistance au roulement, la fiabilité du pneu et, pour le fret, la capacité à transporter des charges de plus en plus importantes sont des facteurs également déterminants.

Nous voulons augmenter la valeur d'usage globale de nos produits pour les utilisateurs, par des progrès sur l'ensemble de ces critères, sans compromis sur les performances liées à la sécurité.

L'allongement de la durée de vie, qui contribue directement à la réduction des coûts au kilomètre parcouru et à la tonne transportée, est une préoccupation historique. Introduit en 1946, le pneu Radial avait permis de doubler la durée de vie moyenne du pneu standard.

Recreusage et rechapage des pneus poids lourd, des solutions compétitives

Le pneu poids lourd Michelin, s'il est correctement choisi en fonction des conditions d'utilisation, peut parcourir plusieurs centaines de milliers de kilomètres.

Lorsqu'elle est usée, la bande de roulement peut être recreusée à l'aide d'un outil à chaud pour retrouver les qualités d'adhérence du neuf. Cette opération donne une seconde vie au pneumatique, pour 25 à 30 % du potentiel kilométrique initial.

Usé à son tour, le pneu recreusé peut être rechapé. Michelin a mis au point le procédé de rénovation RemiX, qui garantit des performances identiques à celles du pneu neuf. Après vérification et préparation, les carcasses reçoivent une nouvelle bande de roulement et de nouveaux flancs. Ainsi reconstruit, le pneu est cuit dans un moule, où il acquiert sa sculpture définitive, puis soumis au contrôle qualité. Sa longévité est alors celle d'un pneu neuf. En 2004, le marché du rechapage a représenté environ 7 400 000 enveloppes en Europe.

Ce processus d'entretien et de rénovation permet de multiplier par 2,5 la durée de vie de nos pneus poids lourd par rapport à la performance de base du pneu neuf, et ceci en toute sécurité. La carcasse radiale Michelin est en cela un véritable capital.

Cette opération permet également d'économiser des ressources naturelles : la quantité de caoutchouc utilisée pour le rechapage ne représente que 20 à 30 % de celle nécessaire à la fabrication d'un pneu neuf. La vie prolongée de la carcasse permet en outre de réduire le nombre de pneus à éliminer *(voir p. 68)*.



Préparation d'un pneu poids lourd pour une opération de rechapage

La réduction du prix de revient par l'abaissement des consommations

Le phénomène de résistance au roulement est cause de 20 % de la consommation de carburant des véhicules de tourisme en moyenne, 30 % pour les poids lourds. Nos progrès techniques en matière de basse résistance au roulement apportent une contribution significative à la réduction de la consommation des véhicules. Ainsi, la gamme de pneus Verts poids lourds Michelin A2 Energy génère une réduction des consommations de carburant allant jusqu'à 6 %. En 2004, nous avons étendu cette gamme aux véhicules autoroutiers "grands volumes", en réponse à une attente forte des transporteurs soumis à la croissance du prix du carburant.

Le recreusage permet quant à lui d'augmenter la durée de vie du pneu de 25 à 30 % et de prolonger son potentiel d'adhérence.

Intéressantes économiquement, ces avancées contribuent à la préservation de l'environnement par la réduction, dans les mêmes proportions, des émissions polluantes liées à l'utilisation des véhicules.

Des offres de service innovantes pour les flottes professionnelles

Indispensable pour tirer parti de toute la performance du pneumatique et assurer un bon retour sur investissement, la maintenance n'est souvent ni une priorité, ni une compétence cœur pour les sociétés de transport.

Michelin Fleet Solutions propose aux professionnels d'assurer la gestion complète de leur parc de pneumatiques. Achetant non plus un produit mais des kilomètres parcourus, nos clients bénéficient du support de techniciens et de moyens de gestion dédiés. Choix des pneus les mieux adaptés, suivi et entretien optimaux permettent de traduire le potentiel technique des produits en gains de mobilité et de productivité. Cette offre intègre entre autres les services de *Michelin Euro Assist* assurant des dépannages rapides et efficaces dans toute l'Europe.

De très nombreuses flottes européennes souscrivent aujourd'hui à ce type de service. Précurseur en Europe, Michelin réitère sa démarche de pionnier ailleurs dans le monde, notamment en Amérique du Nord où les offres *Michelin Business Solutions* et *Large Fleet* sont en plein essor.

ALLONGEMENT DE LA DURÉE DE VIE ET ÉCONOMIES LIÉES AU RECREUSAGE ET RECHAPAGE


100
100
125
105
225
155
250
160
Pneu neuf Michelin (base 100)
Pneu recreusé Michelin
Pneu rechapé Michelin RemiX
Pneu recreusé une seconde fois Michelin RemiX
Durée de vie
Coût

ÉVOLUTION DE LA PART DES PNEUS VERTS DANS LA PRODUCTION TOTALE DE PNEUMATIQUES TOURISME DE MICHELIN


100
80
60
40
20
0
92
94
96
98
00
02
04
Autres pneus Michelin
Pneus Verts

L'aide au déplacement

Depuis ses origines, Michelin va au-delà de la fourniture de pneumatiques pour proposer des produits et des services augmentant la facilité et l'agrément du déplacement.

Les cartes et guides Michelin, partenaires historiques de la mobilité

Les cartes et guides, que nous éditons depuis 1900, répondent aux besoins élémentaires de tout voyageur : se diriger, choisir une étape, découvrir les régions visitées. Avec plus de 650 publications et plus de 19 millions d'exemplaires vendus chaque année dans plus de 70 pays, Michelin est leader dans les pays francophones et présent partout dans le monde.

ViaMichelin, des produits et services innovants

ViaMichelin propose des services d'aide au déplacement utilisant les technologies de l'information les plus récentes. Sa base de cartes numériques couvre plus de 40 pays et donne accès à des plans de villes détaillés et des itinéraires "porte-à-porte" dans toute l'Europe. Le site Internet en cinq langues reçoit plus de 10 millions de visites par mois. Ces renseignements sont commercialisés sur tous types de formats numériques : logiciels pour PDA *(Personal Digital Assistant)*, informations vers les téléphones mobiles de toutes technologies, CD-ROM pour systèmes de navigation embarqués, services de géolocalisation et itinéraire pour la gestion de flottes de véhicules.



Favoriser un tourisme durable

Compagnons de voyage de millions de touristes chaque année, nos guides sont des vecteurs efficaces pour diffuser des conseils favorisant un tourisme durable. À travers eux, nous sensibilisons les visiteurs à l'importance d'un comportement responsable. En partenariat avec l'ICCROM (Centre international d'études pour la conservation et la restauration des biens culturels) et l'UNESCO, Michelin a élaboré un message rappelant la nature singulière, vulnérable et irremplaçable de chaque élément des patrimoines naturel et culturel et invitant à des attitudes appropriées pour assurer leur protection. Ce message a vocation à être intégré dans nos publications. Il figure dès maintenant en page 17 de l'édition 2005 du *Guide Vert Normandie-Cotentin.*

Michelin OnWay, les premiers pneus "services compris"

L'aide au déplacement revêt une importance particulière en cas de situation imprévue ou d'urgence. Lancé en septembre 2003 en France et en mars 2004 en Allemagne, Autriche et Suisse, *Michelin OnWay* vise à répondre à cette attente en offrant trois services avec chaque pneu : une garantie dommages en cas de crevaison, choc ou vol, une assistance pour dépannage en moins d'une heure et une aide à l'orientation.

Ces services sont accessibles sur simple appel téléphonique partout en Europe, 7j/7, 24h/24h à tout propriétaire d'au moins un pneu Michelin. Cette offre complète et élargit nos services d'assistance plus classiques comme *Kleber Assistance.*

Le service de dépannage Michelin Euro Assist

Disponible dans plus de 30 pays en Europe et fort d'un réseau de 3 200 dépanneurs, le service *Michelin Euro Assist* a réalisé 18 000 dépannages de véhicules poids lourds en 2003. Il dispose d'un point de dépannage à moins d'une heure de tout lieu d'intervention.



Michelin
les premiers pneus
services compris*
MICHELIN
OnWay
pneu + services
3 SERVICES GRATUITS
AVEC CHAQUE PNEU
Demandez votre livret d'inscription
MICHELIN

Le service Michelin OnWay a immédiatement rencontré un grand succès.

Un suivi régulier de la satisfaction de nos clients

Nos clients directs sont d'une part les distributeurs de pneumatiques, pour 70 % du volume de nos ventes, et d'autre part les constructeurs de véhicules, pour 30 %. Bénéficiant d'un contact direct avec les consommateurs, ils jouent un rôle important de prescripteur auprès des utilisateurs de nos produits et services.

Nous mesurons régulièrement la satisfaction de tous ces partenaires par différents types d'indicateurs, présentés dans le tableau ci-dessous.

- Les études réalisées auprès des distributeurs nous permettent de mesurer le poids relatif de leurs attentes selon quatre axes principaux – offre produit, disponibilité des produits, politique tarifaire, support commercial – et la satisfaction de ces attentes. On en déduit une satisfaction globale, présentée ici en base 100 par rapport au premier concurrent. En effet, les échelles de notation varient d'un pays à l'autre (par exemple, de "pas du tout satisfait" à "extrêmement satisfait" en Europe, et note de 0 à 10 aux États-Unis).
- L'Equity renseigne sur la façon dont une marque est perçue par un échantillon statistiquement représentatif d'acheteurs potentiels de pneus. Elle résulte de la combinaison de deux indicateurs : d'une part, la familiarité, c'est-à-dire le pourcentage de la population interrogée connaissant suffisamment la marque pour lui donner une note, et, d'autre part, cette note de qualité perçue. Par exemple, si la familiarité est de 60 % et que la note moyenne de qualité perçue est de 8 sur 10, alors l'Equity est de 0,60 x 8 = 4,8.
- Le taux de fidélité à la marque indique la proportion d'acheteurs, qui, déjà équipés en Michelin, rachètent notre marque lors du remplacement de leurs pneus. Elle renseigne sur la satisfaction générale des conducteurs.

Nous présentons ici pour la première fois certains de ces indicateurs pour l'Europe, l'Asie et l'Amérique du Sud.

Étude	Clients concernés	Objet de la mesure	Périmètre	Fréquence
Customer Value Analysis (CVA)	Distributeurs	• Niveau de satisfaction	• Europe • États-Unis • Certains pays d'Asie	Annuelle ou tous les 2 ans
Brand Image Notoriety (BIN)	Consommateurs "grand public"	• Brand Equity	• Europe • États-Unis • Brésil • Certains pays d'Asie	Annuelle
Suivi Activité Tourisme (SAT)	Consommateurs prenant en charge l'entretien de leur véhicule et ayant changé de pneus depuis moins de 6 mois	• Taux de fidélité à la marque Michelin lors de l'acte d'achat (ensemble des remplacements, y compris le premier)	• Europe • États-Unis • Certains pays d'Asie	Bi-annuelle
Taux de fidélité au premier remplacement	Consommateurs achetant eux-mêmes leurs pneumatiques	• Taux de fidélité lors du premier remplacement	• Europe • États-Unis	Tous les 3 à 4 ans

CVA - SATISFACTION DISTRIBUTEURS (2004)
(base 100 : Michelin)


115
110
105
100
95
90
85
100
97,7
100
97,4
100
113,8
Europe*
États-Unis
Thaïlande

* Allemagne, Espagne, France, Italie, Pays-Bas, Pologne, Royaume-Uni, Suède

Sources : Europe, Ipsos ; États-Unis, Travis Research ; Thaïlande, AC Nielsen.

BIN - EQUITY (2004)


10
8
6
4
2
0
6,6
4,7
7,5
6,8
3,7
6,4
8
5,4
4,9
8,4
8,1
8,0
Europe*
États-Unis
Brésil
Chine
Japon
Thaïlande

* Allemagne, Espagne, France, Italie, Pays-Bas, Royaume-Uni, Russie, Suède.

Sources : Europe, Ipsos ; États-Unis, Lieberman Research Worldwide ; Brésil, Sinergia ; Chine - Japon - Thaïlande, Research International.

SAT - TAUX DE FIDÉLITÉ À LA MARQUE MICHELIN (2004)
(en pourcentage)

Michelin
■ 1er concurrent


80
70
60
50
40
30
20
10
0
68
53
48
34
70
68
69
72
56
65
Europe*
États-Unis
Chine
Japon
Thaïlande

* Allemagne, Belgique, Espagne, France, Grèce, Italie, Royaume-Uni, Suisse, Suède

Sources : Europe, TNS-Sofres ; États-Unis, Lieberman Research Worldwide ; Chine - Japon - Thaïlande, Research International.

Préparer l'avenir par l'innovation continue

L'innovation au service de la mobilité

L'esprit d'innovation, une culture d'entreprise

Les ruptures technologiques que nous proposons et les améliorations continues que nous apportons à nos pneumatiques poursuivent un seul et même objectif : contribuer à une meilleure mobilité des personnes et des biens, en améliorant la sécurité des déplacements et en diminuant le coût et l'impact environnemental. Choisie pour signature institutionnelle en 2004, "Michelin, une meilleure façon d'avancer" résume cette vocation qui est la nôtre depuis plus de 100 ans.

Des moyens et des hommes au service de la recherche

Dotés en 2004 d'un budget de 674 millions d'euros (4,3 % du chiffre d'affaires du Groupe), nos services de R&D comptent 6 000 personnes sur trois continents, à l'écoute des besoins spécifiques des trois zones économiques majeures : l'Amérique du Nord, l'Europe et l'Asie. Notre Centre de Technologiques est plus particulièrement en charge de la recherche sur les matières premières et les composants du pneu, la modélisation et la conception des pneus, la fabrication de prototypes et enfin la réalisation d'essais et de mesures.

LES INNOVATIONS MICHELIN AU SERVICE DE LA MOBILITÉ : QUELQUES DATES CLÉS









	Innovations	Bénéfices principaux
92	*Le pneu Michelin Energy basse résistance au roulement (pneu Vert)*	4 % de consommation de carburant en moins par rapport aux pneus de l'époque
93	*Nouveau procédé de fabrication C3M*	Réduction de 50 % de la consommation d'énergie lors de la fabrication
98	*Le pneu indéjantable : PAX System*	Possibilité de suppression de la roue de secours
01	*Le pneu poids lourd X One*	Remplace 2 pneus jumelés : gain de matière, de place et de consommation
01	*Le pneu Air X NZG pour le Concorde*	Accroissement de la résistance aux agressions externes
02	*Le pneu prototype Proxima*	4 % de consommation en moins par rapport aux pneus de l'époque
02	*Le pneu poids lourd Anti-splash*	Réduction par 4 de la hauteur des projections d'eau par temps de pluie
03	*Le pneu agricole Xeobib*	Basse pression sur champ comme sur route



Depuis 2003, le Centre de Technologies dispose, sur son site de Clermont-Ferrand (France), d'une chambre semi-anéchoïque, outil de mesure indispensable pour progresser dans nos travaux de réduction du bruit de contact entre le pneu et la chaussée.

Des avancées à court, moyen et long termes

Les avancées technologiques peuvent mettre plusieurs années à pénétrer les marchés. L'innovation constitue donc une prise de risque dans la durée. Pour disposer d'un portefeuille d'innovations suffisamment solide, nous articulons notre recherche en trois niveaux :

- à horizon 2 ans : améliorer en continu les performances des pneumatiques d'aujourd'hui, mettre sur le marché le résultat de nos dernières avancées technologiques ;
- à horizon 5 ans : concevoir des pneus aux performances décalées, travailler sur de nouvelles voies matériaux ou procédés ;
- à horizon 5 à 15 ans : créer des innovations de rupture et rêver le futur ; réaliser des sauts technologiques dans le domaine du pneumatique et explorer d'autres champs de la mobilité.

Parmi les innovations récemment mises sur le marché, citons le Xeobib, lancé en juin 2004 après plus de quatre années de développement. Premier pneumatique capable de fonctionner à pression inférieure ou égale à un bar dans les champs comme sur route quelle que soit la vitesse, il limite la compaction des terres cultivées – orniérage réduit de 55 % – tout en offrant une meilleure sécurité sur route, sans que les agriculteurs n'aient à modifier la pression de leur pneus lorsqu'il passent du champ à la route.

Le pneu prototype Proxima, conçu pour des véhicules concepts très basse consommation, présente une masse réduite de 20 % et une résistance au roulement moindre de 20 % par rapport au pneu Vert actuel (gamme Energy 3). Les enseignements tirés de ce produit ciblé, aux performances décalées, seront mis à profit dans nos prochaines générations de pneus basse résistance au roulement. Autre exemple de recherche à moyen terme : nos travaux sur les débris d'usure et certains composants du pneumatique qui préfigurent pour demain des produits plus respectueux de l'environnement *(voir p. 78)*.

Certains projets à long terme proposent des solutions radicalement nouvelles. Dévoilés à Paris au Salon Mondial de l'Automobile en 2004, *Michelin Airless* et *Michelin Tweel* sont des concepts révolutionnaires de "pneus sans air", donc increvables, et parfaitement rechapables. Quant à *Michelin Active Wheel*, il s'agit d'une roue incluant sa propre motorisation, les fonctions de suspension et un système de correction d'assiette révolutionnaire. Le concept-car *Michelin Hy-Light*, conçu en partenariat avec le Paul Scherrer Institut et présenté lors du Challenge Bibendum 2004, est un véhicule "zéro-émission" à pile à combustible, conçu pour être complété d'une station solaire produisant l'hydrogène et l'oxygène.

FRAIS DE RECHERCHE ET DÉVELOPPEMENT
(en pourcentage du chiffre d'affaires)

5


2001
2003
2002
2004
Michelin
Bridgestone
Goodyear



Notre présence en compétition est-elle "durable" ?

Michelin a toujours été présent en compétition automobile et deux-roues. Les victoires et les titres de champion du monde remportés dans toutes les disciplines ne se comptent plus (consulter www.michelinsport.com). Ces épreuves sportives, où la première performance récompensée semble être la vitesse pure, sont-elles compatibles avec notre démarche Performance et Responsabilité Michelin ? Oui, à plus d'un titre. Elles nous poussent constamment à l'innovation. Elles constituent le banc d'essai le plus sévère qui soit pour tester nos nouvelles architectures avant diffusion à grande échelle, notamment sur des critères de sécurité comme l'endurance et l'adhérence. Elles nous permettent d'établir des liens techniques et commerciaux forts avec les constructeurs de véhicules. Elles contribuent à la notoriété mondiale de nos marques. Elles constituent un fort élément de motivation et de cohésion interne. Si l'impact environnemental existe, il peut néanmoins être relativisé : une saison de Formule 1 complète, essais inclus, ne consomme pas plus de carburant qu'une flotte d'une soixantaine de camions grands routiers en un an. Enfin, dans leur fonctionnement interne, nos équipes Compétition s'imposent les mêmes objectifs de progrès liés à notre démarche que les autres entités du Groupe.





Grâce à des innovations dans le domaine de la silice et des élastomères, le Michelin Pilot Power, lancé en 2004, est le premier pneu de série à utiliser des gommes issues de la compétition tout en offrant une exceptionnelle longévité.



Le Respect des Personnes

Principes d'action

> Entretenir une culture d'entreprise forte, ouverte et partagée, source de cohésion sociale et de motivation. Rechercher le développement et l'épanouissement de chacun au sein de l'Entreprise, dans l'exercice de ses responsabilités.

> Établir des relations intègres avec nos partenaires industriels ou commerciaux, en nous appuyant sur des termes contractuels justes et en visant le meilleur équilibre possible entre la progression de nos résultats et l'établissement de liens de partenariats pérennes.

> Exprimer nos points de vue en toute intégrité, en expliquant aux pouvoirs publics les positions que nous estimons devoir prendre pour garantir le développement du groupe Michelin, dans le respect des principes d'honnêteté et de non-ingérence.

> Nous comporter, partout où nous sommes implantés, en Entreprise responsable, honnête, respectueuse de la personne humaine et des lois. Améliorer en permanence l'intégration de nos sites industriels et commerciaux dans le tissu social et économique local.

Faits marquants 2003-2004

> Mise en place d'indicateurs de performance en matière de développement du personnel.

> Création du Conseil Michelin de la Diversité.

> Division du taux de fréquence des accidents du travail par plus de 3 entre 2002 et 2004.

> Élaboration du Code des Achats Michelin formalisant l'intégration des principes de la Charte Performance et Responsabilité Michelin à nos processus d'achat.

> Organisation de trois sessions des Entretiens de la Mobilité.

> Élargissement du réseau Michelin Développement à quatre nouveaux pays européens.

> Renforcement des formations spécialisées par la mise en place en interne des "écoles métiers".



Répondre aux attentes de notre personnel

Le développement des personnes dans la durée, une priorité

Le respect des personnes au cœur des valeurs du Groupe

Le respect des personnes est au cœur des valeurs du Groupe. Ce principe se traduit dans la volonté de contribuer au développement des membres du personnel de l'Entreprise et à leur épanouissement dans la durée, dans l'exercice de leur responsabilité au service du client.

Cette exigence est portée au quotidien par chaque responsable hiérarchique. Elle est aussi à la base de la mission du Service Groupe Personnel (SGP), qui assure en pratique la gestion individualisée des carrières. L'objectif permanent est de fournir à chacun les moyens de s'épanouir et de progresser, tout en répondant aux besoins de l'Entreprise. Dans le monde, 1 300 personnes travaillant en équipes se consacrent à cette mission. Un taux de départs volontaires particulièrement faible (moins de 2 % en 2003 et 2004 hors retraites), une ancienneté moyenne de 16 ans et un effectif important promu en interne au statut cadre sont autant de signes d'une bonne adhésion des personnes à ces principes. Nous entendons préserver cet attachement au groupe Michelin, en entretenant une culture d'entreprise forte et en établissant avec l'ensemble du personnel des relations fondées sur l'écoute, le dialogue et le respect mutuel.

Une gestion des carrières personnalisée, dans la durée

La gestion personnalisée des carrières est un principe fondamental. L'objectif est de proposer à chacun, tout au long de son parcours professionnel au sein du Groupe, de réelles opportunités pour mener une carrière riche et variée. Michelin y consacre des moyens conséquents :

- chaque membre du personnel est suivi par un gestionnaire de carrière du Service Groupe Personnel ;
- chaque membre du personnel bénéficie d'un entretien d'évaluation annuel permettant de faire le point sur ses résultats, sa progression et ses souhaits d'évolution ;
- les dépenses de formation, composantes indispensables d'une politique de développement des personnes, représentent chaque année entre 3 et 4 % de la masse salariale du Groupe *(voir p. 44)*.

Dans certaines situations de restructurations industrielles, notre Groupe peut avoir à faire face à des situations difficiles pour son personnel. Nous accompagnons ces changements en anticipant et en travaillant sur le terrain avec les entreprises et autorités locales. En 2003 et 2004, en Europe, en Amérique du Nord et en Chine ont été menés des plans de réduction des effectifs ou d'externalisation d'activités. Les salariés concernés ont bénéficié d'un accompagnement individuel, incluant des reclassements internes et des départs en préretraite. La mise en place de structures d'aide à la recherche d'emplois a permis également une poursuite de la vie professionnelle hors de l'Entreprise. Les départs ont fait l'objet de conditions financières spécifiques.

RÉPARTITION DES EFFECTIFS PAR STATUT EN 2004
(en pourcentage)



Agents	68,16 %
Collaborateurs	26,37 %
Cadres	5,47 %

RÉPARTITION DES EFFECTIFS PAR ZONE GÉOGRAPHIQUE EN 2004



Europe	81 445
Amérique du Nord	24 212
Amérique du Sud	6 006
Asie	11 496
Afrique et Moyen-Orient	3 315
	126 474

RÉPARTITION DES MASSES SALARIALES PAR ZONE GÉOGRAPHIQUE EN 2004
(en millions d'euros)


1200
900
600
300
0
Agents
Collaborateurs
Cadres
Europe
Amérique du Nord
Amérique du Sud
Asie
Afrique et Moyen-Orient

Une analyse quantifiée du développement des personnes

Michelin a entamé en 2003 une réflexion visant à construire une évaluation concrète des performances du Groupe en matière de développement des membres du personnel. Un groupe de travail composé de représentants de différents niveaux hiérarchiques a identifié quatre domaines clés significatifs du succès d'une politique de développement des personnes :

- la qualité de l'environnement professionnel (structures, postes, management) ;
- le développement de carrière ;
- le développement des connaissances et des compétences ;
- l'évolution de la rémunération.

Six indicateurs applicables à toutes les catégories de personnel, pour l'ensemble des activités et zones géographiques, ont été retenus. La campagne de mesure des indicateurs, lancée en 2004 et à laquelle 75 % des pays ont répondu, permet une première analyse des performances. Les résultats confirment l'intérêt de la démarche qui sera reconduite en 2005 et permettra de définir des objectifs de progrès.



Concilier optimisation des coûts et développement responsable

En 2003 a été lancé un programme visant à modifier en profondeur les modes de fonctionnement de l'Entreprise, pour agir plus efficacement et améliorer la rentabilité en réduisant les coûts. En cohérence avec la démarche Performance et Responsabilité Michelin, ce programme s'inscrit naturellement dans une logique de recherche de performance et d'exercice de nos responsabilités. Lancé dans un contexte de résultats économiques favorables, ce programme peut être mené sans précipitation, dans le respect des valeurs du Groupe. En repositionnant les centres de décision aux bons niveaux, il vise à favoriser l'exercice de la responsabilité opérationnelle par les hommes et les femmes du terrain, par un juste niveau de délégation.



Domaine	Indicateurs	Performances évaluées	Résultats 2004
Environnement professionnel	Taux de déploiement des organisations responsabilisantes	Capacité du Groupe à faire évoluer les postes de travail des agents de production	Selon les pays, 20 à 70 % des agents en organisations responsabilisantes en Europe et Amérique du Nord. Déploiement encore faible dans les autres zones
	Niveau de performance managériale	Capacité de l'encadrement à contribuer au développement des membres de leurs équipes	Pour les cadres en France : évaluation moyenne de 3,22 sur une échelle de 1 à 6, 1 étant la meilleure note
Développement de carrière	Ancienneté moyenne dans le poste (mobilité interne)	Capacité de l'Entreprise à construire un parcours professionnel	Ancienneté variant de 2 à 7,7 ans selon les pays
	Progression de carrière	Taux de promotion interne pour toutes les catégories de personnel	7 à 10 % des personnes promues chaque année
Développement des compétences et connaissances	Temps dévolu à la formation	Effort consacré à l'évolution des connaissances, des compétences et de l'employabilité du personnel	Europe, Amérique de Nord : 2,2 à 3 ,8 % du temps de travail. Asie, Afrique, Moyen-Orient : 5 à 12 % du temps de travail
Évolution de la rémunération	Dynamique d'évolution salariale	Capacité à faire progresser sur le long terme la rémunération des employés	Sur la base d'une politique Groupe homogène et cohérente, la situation de chaque pays est spécifique

La formation, facteur-clé du développement des personnes

Associée à une gestion des carrières active, la politique de formation de l'Entreprise vise à proposer à tout employé les formations nécessaires pour qu'il exerce son métier avec efficacité tout en préparant son évolution professionnelle.

Les formations métiers ont été renforcées en 2003-2004 par la mise en place "d'écoles métiers", en formation initiale et continue, notamment pour la recherche-développement, les ventes, la production. Un programme de formation à la responsabilisation des équipes a été conçu avec les directeurs d'usine. Les formations métiers représentent 85 % des dépenses totales de formation.

La formation au management comprend des programmes d'accompagnement du changement et des "parcours manager" mis en place pour accompagner la prise de poste. Généralisées en 2004 dans tous les métiers et tous les pays, ces formations ont été dispensées à près de 3 000 managers.

Les formations générales recouvrent les formations aux langues, à l'informatique, ou encore aux méthodes de travail. Elles représentent 7,5 % des dépenses.

Depuis 2003, un site Intranet déployé sur 60 % de nos implantations permet de connaître les formations existantes et propose des outils d'auto-formation.

En 2004, 53 % des employés du Groupe ont eu accès à au moins une formation ; en moyenne, le Groupe a dispensé 29 h de formation par employé et par an, soit une durée moyenne de 55 h par personne formée.

Tout en considérant ces chiffres comme satisfaisants, nous souhaitons, pour relever les défis de demain, encore mieux répondre au besoin croissant de compétences et renforcer la formation.



Préparer les départs à la retraite, un enjeu majeur pour l'avenir du Groupe

Les évolutions démographiques et organisationnelles de nos activités font de la gestion prévisionnelle des emplois et des compétences un enjeu majeur.

L'exemple de la France est à cet égard significatif. En 2004, les 55 ans et plus y représentent 17 % des effectifs en activité, contre 3 % en 1995. Le vieillissement va provoquer des départs massifs, environ 10 000 personnes entre 2004 et 2007, augmentant le risque de perte de compétence. L'anticipation des recrutements et les mesures facilitant le maintien en activité des personnels âgés sont des priorités. Les solutions étudiées portent sur l'amélioration de l'ergonomie des postes et une plus grande souplesse dans l'organisation du temps de travail.

Une rémunération visant à valoriser les contributions individuelles

Michelin vise à positionner les rémunérations de manière compétitive dans ses pays d'implantation, en cherchant le meilleur équilibre entre satisfaction du personnel et performance économique. Cet enjeu essentiel fait l'objet d'une gestion attentive : le niveau de rémunération a un impact direct sur le prix de revient industriel des produits. Sa détermination prend en compte le niveau de responsabilité, le niveau de performance et le marché local. L'ensemble du personnel, y compris les opérateurs, bénéficie d'une rémunération individualisée, valorisant les contributions de chacun au développement du Groupe.

DÉPENSES DE FORMATION PAR ZONE GÉOGRAPHIQUE EN 2004, SELON LA CATÉGORIE DES FORMATIONS

(en pourcentage de la masse salariale)


Europe*
4,66 %
Amérique du Nord
3,34 %
Amérique du Sud **
3,83 %
Asie
3,93 %
dont formations management
dont formations métiers
dont formations générales
* hors Euromaster
** hors plantations

Selon les pays et les niveaux hiérarchiques, des systèmes d'intéressement et de rémunération variable ont été instaurés. En France, l'intéressement mis en place en 2003 est basé sur des critères cohérents avec la Charte Performance et Responsabilité Michelin : certification environnementale, taux de fréquence des accidents, nombre des idées de progrès.

Au-delà des enquêtes internes, la mesure de la satisfaction du personnel quant à sa rémunération et à son développement de carrière peut se faire en examinant le turnover. Il est bas chez Michelin, y compris aux États-Unis, pays réputé pour la mobilité des salariés, et à l'exception de l'Asie, où il est traditionnellement plus élevé.

Des régimes de protection sociale adaptés au contexte local

Michelin est implanté dans des pays dotés de législations sociales très variées. Notre approche consiste à adapter nos régimes de protection sociale au contexte local, en visant le niveau le plus favorable pour notre personnel. Quand les régimes sociaux offrent des prestations faibles, Michelin met en place des moyens privés pour la santé et les retraites, par exemple au Royaume-Uni, aux États-Unis, au Japon, en Pologne ou au Nigeria.

La volonté d'un dialogue permanent et constructif avec le personnel

Nous souhaitons favoriser les échanges directs avec l'ensemble des membres du personnel, tout en entretenant des relations constructives avec leurs représentants.

Les enquêtes de satisfaction permettent aussi de connaître les préoccupations de nos salariés. Ainsi, la dernière enquête d'envergure mondiale réalisée en 2002 a fait ressortir l'importance de la qualité du management dans la satisfaction du personnel. Une de nos priorités est donc aujourd'hui de continuer à travailler sur les compétences managériales de l'encadrement. En 2003, des enquêtes plus ciblées ont été réalisées, par exemple sur l'efficacité de la communication interne, dans 40 sites et 19 pays.

Les structures de dialogue avec les représentants du personnel favorisent l'établissement d'un échange de qualité. En Europe, depuis sa création en 2000, le CEEM (Comité d'Entreprise Européen Michelin) a travaillé sur de nombreux sujets tels la situation économique, les emplois et des questions européennes transverses. Dans chaque pays, le management local met en oeuvre les modalités de dialogue les plus adaptées en fonction de la législation et des spécificités culturelles. En 2004, les échanges avec les partenaires sociaux ont permis de conclure plus de 30 accords, portant principalement sur la compétitivité industrielle, l'intéressement collectif, les salaires, les horaires et l'aménagement du temps de travail.





Les échanges au sein du CEEM nous font expérimenter concrètement les différences de culture et de législation sur les droits sociaux entre les pays, notamment ceux de l'Est de l'Europe. Nous travaillons sur des sujets comme la pérennité de l'emploi, la continuité des implantations, la pression sur les coûts. Ces échanges représentent une évolution positive du dialogue avec les salariés."

Raymond Ott, membre du CEEM pour l'Allemagne, Homburg (Allemagne)

RÉPARTITION PAR CATÉGORIE DE FORMATION

(en pourcentage du total des heures)



100
80
60
40
20
0
Agents
Collaborateurs
Cadres
Total
Formations générales
Formations métiers
Formations management

En 2004 le pourcentage des heures de formation se répartit en moyenne de la façon suivante :
9 % formations management,
81 % formations métier,
10 % formations générales.

ÉVOLUTION DES DÉPENSES DE FORMATION

(en pourcentage de la masse salariale)



02
03
04
4 %
3,4 %
3,8 %

La diversité, une richesse pour l'Entreprise



Alan Duke, responsable de la démarche diversité Michelin

La diversité au sein de nos équipes

"L'objectif de notre programme sur la diversité est de permettre à tous les talents de se développer sans aucune discrimination, à tous les niveaux et dans tous les secteurs de l'Entreprise, pour la rendre plus performante et plus en harmonie avec les attentes de nos clients, de nos employés, de nos actionnaires... et aussi du monde dans lequel nous vivons ! En 2003-2004, nous avons élaboré une vision partagée de la diversité au sein du Groupe, mis en place des organisations dédiées et accéléré nos actions de sensibilisation et de formation. Nous avons poursuivi notre travail sur l'intégration des minorités, la diversification des recrutements, l'internationalisation et la féminisation du personnel d'encadrement. Nos avancées sont encourageantes, mais nous savons que sur un tel sujet l'efficacité de nos actions se mesurera vraiment dans la durée."

Une organisation internationale dédiée à l'animation de la démarche diversité

Créé en 2004, le Conseil Diversité du Groupe est constitué de sept membres représentatifs de la variété des origines et des cultures de l'Entreprise et dont trois siègent au Conseil Exécutif du Groupe. Sa mission est de piloter les processus permettant à chaque employé d'exprimer la spécificité de ses talents individuels, au bénéfice d'une meilleure performance globale de l'Entreprise.

Une Équipe Diversité, composée de huit membres nord-américains et européens, et un réseau international d'une vingtaine de correspondants assurent le déploiement de la démarche et son extension à tous les pays, dans le respect des cultures et des spécificités locales.

L'intégration des minorités, l'exemple de l'Amérique du Nord

Depuis qu'il s'est implanté en Amérique du Nord dans les années 1970, le Groupe mène une politique proactive vis-à-vis des minorités.

La *Diversity Leadership Team* met en oeuvre le programme de management de la diversité et anime un réseau de 25 correspondants issus de tous nos sites nord-américains, sous la supervision d'un comité de pilotage présidé par le responsable de la zone Amérique du Nord.

Une enquête de satisfaction interne réalisée en avril 2004 aux États-Unis auprès de 2 400 employés a précisé la perception interne du programme de management de la diversité. Michelin se situe légèrement au-dessus de la moyenne des 800 entreprises de référence. Mais les réponses des employés concernant l'égalité des chances indiquent qu'il existe une marge de progrès par rapport aux attentes. Plus de cent entretiens complémentaires ont été menés sur onze sites, pour approfondir ces résultats et bâtir des plans d'action adaptés.

Michelin est co-fondateur avec l'Université de Furman du programme *Diversity Leadership Academy* en Caroline du Sud.

ORIGINE GÉOGRAPHIQUE DES MEMBRES DE L'ÉQUIPE DE DIRECTION

(en pourcentage, au 31/12/2004)

	Europe	Amérique du Nord	Amérique du Sud	Asie
Collège des Directeurs*	84	13	3	
Encadrement supérieur	76	18	3	

RÉPARTITION HOMMES/FEMMES PAR NIVEAUX HIÉRARCHIQUES

(en pourcentage, au 31/12/04)

	Hommes	Femmes
Collège des Directeurs*	100	
Encadrement supérieur	95,6	4,1
Encadrement	86,3	13,7
Collaborateurs	73,9	26,1
Agents	91,6	8,4

** Présidé par les Gérants et composé de 31 membres, le Collège des Directeurs comprend le Conseil Exécutif du Groupe et les directeurs des entités opérationnelles et des services-Groupe.*

Une volonté de diversification et d'internationalisation des équipes

Opérant, du fait de son implantation mondiale, au sein d'une grande variété de cultures, de modes de vie et de modes de travail, notre Groupe cherche à encourager la mobilité géographique de son personnel d'encadrement et à en diversifier le profil. En 2003 et 2004, nous avons accentué nos efforts pour intégrer davantage de femmes et obtenir des recrutements plus représentatifs de la diversité des populations de jeunes diplômés. En 2004, les femmes ont représenté plus de 30 % des recrutements de cadres en France.

Des formations spécifiques pour renforcer l'implication du management

Le programme de formation aux enjeux de la diversité a été renforcé en 2003-2004.

En Amérique du Nord, l'ensemble du personnel doit suivre une formation de 4 heures. 35 % des 25 000 employés de la zone ont déjà été formés. Une formation de 8 heures aux bases du management de la diversité est obligatoire pour les managers.

Au niveau du Groupe, un stage de 2 jours "manager une équipe multiculturelle" a été mis en place.

Un module de sensibilisation aux enjeux de la diversité, destiné aux équipes de direction du siège, sera déployé en 2005.



"Notre université forme plus d'ingénieurs d'origine afro-américaine que toute autre université aux États-Unis. Notre partenariat avec Michelin a pour objectif de favoriser l'insertion professionnelle de nos étudiants, en leur permettant de se confronter aux réalités professionnelles dans le cadre de stages ou de programmes de recherche. En 2003-2004, Michelin a ainsi offert 14 bourses d'étude et 12 stages à nos étudiants. Ces expériences en entreprise donnent une réalité concrète aux principes théoriques enseignés dans nos cours."

Obrie Smith, Président, Foundation of North Carolina Agricultural & Technical State University



Quelques objectifs de progrès

- **Organiser en juin 2005 au siège du Groupe la première conférence Diversité mondiale Michelin.**
- **Déployer un module de sensibilisation des Équipes de Direction du siège.**
- **Déployer en Amérique du Nord les plans d'action découlant de l'enquête auprès des employés.**
- **Former 100 % des employés de la zone Amérique du Nord au module de 4 heures sur les enjeux de la diversité d'ici à fin 2006.**



La première réunion du réseau Diversité Michelin à Clermont-Ferrand, le 10 septembre 2004.

Santé et sécurité au travail, des priorités quotidiennes



Maurice Jacquemond, responsable sécurité, hygiène et ergonomie Groupe

La sécurité, l'ergonomie et les conditions de travail sur nos sites

"En 2003-2004, nous avons renforcé notre organisation en matière de sécurité, d'hygiène et d'ergonomie. Les actions de sensibilisation, le partage des bonnes pratiques et la définition de standards Groupe ont permis de consolider notre politique de prévention. L'emploi d'outils, tels que notre méthode EVANE d'évaluation ergonomique des postes, aide nos usines à hiérarchiser leurs actions. Des progrès considérables ont été réalisés : ainsi, le taux de fréquence des accidents du Groupe est passé de 9,93 en 2003 à 5,73 en 2004. Le taux de gravité a simultanément baissé de 0,46 à 0,32. En 2004, sept usines du Groupe n'ont enregistré aucun accident, contre quatre en 2002. Ces bons résultats nous incitent à poursuivre sur cette voie."

"En septembre 2004, nous avons lancé une étude sur la qualité de vie au travail sur nos sites, qui débouchera sur des orientations concrètes, appuyées sur un échange interne et externe large sur les meilleures pratiques."

Jürgen Eitel,
responsable du thème "Qualité de vie au travail sur nos sites"

Des progrès à poursuivre dans le domaine de la sécurité au travail

Pour atteindre ces résultats, les actions suivantes ont été mises en œuvre :

- l'organisation centrale a développé la culture de la prévention. Forte de 16 personnes, elle s'appuie sur un réseau mondial d'experts internes et de correspondants locaux ;
- 13 usines présentant un taux de fréquence élevé ont bénéficié d'un diagnostic particulier ;
- les bonnes pratiques ont été identifiées par échange d'expériences internes et externes. La mise en place en 2004 d'un réseau de Relais de Sécurité en assure la diffusion ;
- les plans annuels des directeurs d'usine intègrent des objectifs de sécurité au travail.

Nous avons également défini les standards Groupe de sécurité, pour permettre aux sites d'évoluer vers un niveau commun d'excellence industrielle *(voir p. 11)*.

Nous avons cependant déploré trois accidents mortels en 2003 *(voir document Performance et Responsabilité Michelin, mise à Jour 2003)* et quatre en 2004 parmi nos employés : au Brésil, suite à une chute d'un véhicule agricole sur une plantation ; aux États-Unis, lors d'une opération en clientèle sur une chargeuse et lors d'une intervention sur une sous-station électrique ; aux Pays-Bas, lors d'une manipulation sur un pneu usagé. Nous déplorons aussi deux accidents mortels de membres du personnel d'entreprises de maintenance intervenant sur nos sites, en Thaïlande et en Chine. Nous ne pouvons pas nous satisfaire de ce bilan. Notre volonté est de tout faire pour atteindre l'objectif de zéro accident mortel.

TAUX DE FRÉQUENCE (TF) DES ACCIDENTS DU TRAVAIL PAR ZONE GÉOGRAPHIQUE


15
10
5
0
2003
2004
Europe
Amérique du Nord
Amérique du Sud
Asie
Afrique et Moyen-Orient
Moyenne Groupe



Le Challenge Sécurité Michelin

Afin d'encourager les progrès en sécurité au travail, Michelin organise depuis 2003 un Challenge Sécurité annuel. Ouvert à tous les sites industriels et aux plantations d'hévéas, il comporte trois prix :

- le *Michelin Safety Award* récompense les sites n'ayant eu aucun accident du travail avec arrêt durant l'année. Il a été décerné en 2004 au site de Dothan (Alabama, États-Unis) pour les résultats de 2003 ;
- l'*Achievement in Safety* récompense les sites dont le taux de fréquence (TF) est inférieur à un seuil déterminé, plus sévère chaque année (neuf sites récompensés en 2004) ;
- le *Safety in Movement* récompense les sites ayant réduit significativement leur TF (six sites récompensés en 2004 pour une amélioration du TF supérieure à 70 %).

L'ergonomie : l'exemple d'une démarche "gagnant-gagnant"

Un poste de travail ergonomique apporte à l'opérateur une moindre pénibilité au quotidien, une plus grande sécurité, une meilleure santé à court et long termes et apporte à l'entreprise une meilleure productivité, une meilleure qualité et augmente son attractivité sur le marché du travail. C'est une démarche "gagnant-gagnant" !

Une équipe internationale de 17 ergonomes déploie aujourd'hui son action sur les sites industriels, appuyée sur un réseau de correspondants locaux. À fin 2004, les postes de travail de 66 sites ont été évalués avec la méthode EVANE (ÉVAluation du Niveau Ergonomique des postes de travail), contre 24 en 2002.

Finalisé en 2004, notre référentiel "Ergonomie en conception" fixe des lignes-guides à prendre en compte dès le lancement des projets.

Renforcer la prévention des risques dans le domaine de l'hygiène industrielle

Deux experts internes, en charge du projet Hygiène lancé en 2004, formalisent la politique d'hygiène industrielle du Groupe. Parmi les priorités, mentionnons la création et l'animation d'un réseau d'experts et la mise en place de normes. Un référentiel d'actions préventives et curatives relatives au risque Légionellose a ainsi été élaboré en 2004. Enfin, rappelons que depuis de nombreuses années nous procédons à des tests toxicologiques sur les agents chimiques afin d'évaluer leur dangerosité éventuelle et, le cas échéant, refuser leur utilisation à une échelle industrielle.

Des moyens dédiés à la protection et au suivi de la santé du personnel

Le suivi médical du personnel est assuré en interne ou par des prestataires de service externes, sous la coordination d'un médecin Groupe.

Lorsque la qualité des structures médicales des services existants est jugée insuffisante, Michelin met en œuvre les moyens nécessaires à leur amélioration. Ainsi, en 2003, nous avons fourni du matériel moderne à l'hôpital de Davydovo en Russie (appareils pour analyses sanguines, dépistage des infarctus, monitoring cardiaque, exploration fonctionnelle respiratoire) ainsi que du matériel à usage unique. À Port-Harcourt (Nigeria), l'usine Michelin possède une clinique médico-chirurgicale, modernisée en 2004 (table d'intervention, appareil de radiographie, etc.). Sur les sites isolés tels nos plantations d'hévéas du Brésil ou du Nigeria, nos structures permettent d'assurer une prise en charge rapide.

En 2004, Michelin a poursuivi ses actions de prévention du SIDA, en focalisant ses efforts dans les pays où le problème est le plus critique. Par exemple, au Nigeria, un dépistage est systématiquement proposé au personnel de l'usine de Port-Harcourt au cours des visites médicales. Le Groupe mène également de nombreuses actions de sensibilisation auprès du personnel et des populations locales.



Cours d'ergonomie sur l'un de nos sites de Clermont-Ferrand (France).

SITES DE PRODUCTION ÉVALUÉS SELON LA MÉTHODE EVANE
(en pourcentage)



02	03	04
34 %	55 %	80 %



Quelques objectifs de progrès

- Atteindre à fin 2005 un taux de fréquence des accidents du travail inférieur à 5.
- Mettre en place des indicateurs de suivi des performances en ergonomie.
- Diffuser en 2005 les normes de la politique hygiène industrielle du Groupe.

Renforcer les liens avec nos fournisseurs

Nos responsabilités

Les achats du Groupe, dont le montant total s'élève à 8,971 milliards d'euros en 2004, se partagent entre les matières premières, l'énergie et les services et fournitures liés à la production. Nous achetons entre 10 et 13 % de la production mondiale de caoutchouc naturel, issue essentiellement de petites plantations. Nos autres fournisseurs de matières premières sont des grands industriels (chimie, métallurgie, compagnies pétrolières). Les services et fournitures liés à la production totalisent 57 % de nos achats auprès d'une multitude de fournisseurs.

Compte tenu du poids de nos achats dans nos dépenses, nous accordons beaucoup d'importance au choix de nos fournisseurs. Nous considérons que notre responsabilité sociale et environnementale ne s'arrête pas aux portes de nos usines mais s'applique aussi à nos fournisseurs. Nous voulons travailler avec ceux qui s'engagent à progresser sur les aspects techniques et économiques, mais aussi sociaux et environnementaux. Notre marge de manœuvre sur leurs pratiques est très variable selon la concentration ou l'atomisation du marché et dépend de la taille des entreprises concernées, de notre poids dans leur activité et de la qualité des relations établies.

Nous connaissons les risques auxquels sont exposés les fournisseurs dans certaines zones géographiques. Nous voulons travailler avec ceux qui suivent les principes de l'Organisation Internationale du Travail (OIT). Nous veillons au respect des clauses sur le travail des enfants et le travail forcé par tous nos fournisseurs. Le non-respect de ces clauses constitue pour nous un motif légitime pour cesser toute relation commerciale.

Le déploiement de notre démarche dans nos processus d'achats

Le Code des Achats, élaboré en 2004, formalise la manière selon laquelle notre Service des Achats entend appliquer les principes de notre Charte dans ses relations avec les fournisseurs. Il a été présenté aux responsables des entités du Groupe qui en deviennent les garants. Sa diffusion à nos fournisseurs est actuellement en cours et sa mise en application a débuté.

Dans le domaine des achats de matières premières, nous avons renforcé en 2004 les exigences de notre processus de sélection des fournisseurs. Après une évaluation préliminaire qui contient des critères éliminatoires tels que le travail des enfants ou un taux d'accidents du travail trop élevé, chaque fournisseur est évalué selon notre système d'assurance qualité. Le renforcement en 2004 de certaines exigences comme le respect des droits fondamentaux des personnes, la prévention des risques ou le respect de l'environnement, permet d'orienter durablement nos choix stratégiques.

Dans la même dynamique de progrès, nous avons engagé en 2003 l'analyse de tous les risques de nos processus d'achat, notamment pénurie de matières premières, problèmes de qualité, corruption. Les résultats obtenus ont permis d'améliorer la définition de ces processus et permettent la vérification de leur bonne application dans le cadre des audits internes.


Michelin
Code des achats
Michelin
Purchasing Code
MICHELIN

Le Code des Achats Michelin, publié fin 2004.

Des exigences partagées avec nos fournisseurs

Nous sommes convaincus que la mise en pratique par nos fournisseurs des principes décrits dans notre Code des Achats permet de concilier l'équilibre entre croissance économique et exercice des responsabilités vis-à-vis des personnes et de l'environnement. Nous avons entrepris de faire partager cette conviction par nos fournisseurs. Pour cela, nous avons décidé d'ouvrir les réunions annuelles avec nos fournisseurs de matières premières par une présentation de notre démarche, tout en les invitant à présenter les actions menées au sein de leurs propres groupes. En 2004, une quinzaine de rencontres ont touché plus d'une dizaine de fournisseurs représentant plus d'un tiers des montants d'achats de matières premières (1,2 milliard d'euros).

Un accompagnement de nos partenaires dans la durée

Nous visons à établir des relations contractuelles justes proposant le meilleur équilibre entre notre développement propre et l'établissement de relations pérennes. Des contrats de partenariats de long terme avec nos meilleurs fournisseurs, construits autour d'aspects techniques et socio-économiques, y participent. Lorsque c'est nécessaire, certains prévoient des volets environnementaux : par exemple pour l'élimination des huiles aromatiques ou la réduction des déchets.

Cette volonté d'établir des relations pérennes se manifeste concrètement dans le contexte particulier de l'hévéaculture, où les cycles lents de la croissance des hévéas sont trop souvent à l'origine de leur remplacement en fin de vie par des cultures à cycle plus court. Pour assurer la pérennité de nos approvisionnements de matières premières, nous acceptons que le prix du caoutchouc naturel soit maintenu à un niveau satisfaisant pour les producteurs et acceptable par les consommateurs et nous appuyons toute initiative dans ce sens. Nous continuons à acheter notre caoutchouc naturel chez les transformateurs et sur les marchés locaux et soutenons ainsi directement les différents acteurs de la filière *(voir aussi p. 21)*.



Objectif de progrès

Déployer le Code des Achats Michelin auprès de nos fournisseurs.

RÉPARTITION DES ACHATS DE BIENS ET SERVICES PAR ZONE GÉOGRAPHIQUE
(en valeur - données 2004)



Europe	61 %
Amérique du Nord	29 %
Amérique du Sud	3 %
Asie	7 %

RÉPARTITION DES ACHATS DE BIENS ET SERVICES PAR NATURE
(en valeur - données 2004)



Matières premières :	
Caoutchouc naturel	10,7 %
Caoutchouc synthétique	6,3 %
Noir de carbone et silice	5,7 %
Autres dérivés pétrochimiques et renforts textiles	10,6 %
Renforts métalliques	5,0 %
Énergie :	
Fioul, gaz, charbon	2,4 %
Électricité	2,7 %
Services et fournitures liés à la production :	
Équipements et fournitures industrielles	17,4 %
Transports	9,0 %
Services	30,2 %

Contribuer au développement des communautés

Nos relations avec les communautés

"En 2003-2004, Michelin a poursuivi les actions en faveur de la création d'emplois dans ses bassins d'implantation européens. Nous avons élargi le réseau des sociétés "Michelin Développement" par la création de filiales en Allemagne, Pologne, Russie et Hongrie afin de contribuer, partout en Europe, au développement du tissu économique et social autour de nos sites, en partenariat avec les acteurs locaux."

André Malet, responsable de l'activité Michelin Développement

"Le Groupe veut être un acteur de la vie des communautés autour de ses sites d'implantation, partout dans le monde. Afin de préciser le sens de cette implication pour nos unités, nous avons élaboré des lignes-guides en précisant la nature et l'ampleur. En particulier, nous avons choisi de privilégier les actions en faveur de la mobilité, de la formation et du développement des jeunes, ainsi que les initiatives répondant aux besoins spécifiques locaux."

Jacques Toraille, animateur de la démarche Performance et Responsabilité Michelin

Nos responsabilités vis-à-vis des communautés

Au-delà du respect des lois, des personnes et de l'environnement, le groupe Michelin estime également avoir une responsabilité vis-à-vis des communautés qui l'accueillent. En pratique, elle se concrétise par la recherche d'une bonne intégration de nos sites dans le tissu économique et social et par une contribution active à la dynamisation de la vie locale. Notre responsabilité s'exerce évidemment de manière encore plus forte dans les pays en développement et lorsque nos impératifs industriels nous imposent des restructurations.

Assurer la cohérence avec notre développement industriel

Notre stratégie industrielle vise à la fois à "muscler" la compétitivité de nos unités de production sur les marchés mûrs et à accompagner la croissance rapide des marchés émergents en augmentant localement nos capacités. Entre 1995 et 2005, Michelin s'est implanté principalement dans des pays à forte croissance : nouvelles unités industrielles en Pologne, Hongrie, Chine, Colombie, Roumanie, Mexique, Russie, Inde et redémarrage de l'usine en Algérie. Dans ces régions, la participation à la vie des communautés trouve tout son sens.



Aranda, une reconversion réussie

En 2003, Michelin a dû programmer l'arrêt de l'activité Roue du site d'Aranda (Espagne) et s'est engagé à trouver une solution adaptée pour chacune des 450 personnes touchées. À fin 2004, l'objectif est atteint : près de 300 personnes ont accepté leur transfert vers l'activité Poids lourd d'Aranda et 40 dans une autre usine Michelin en Espagne, 60 ont bénéficié du plan social ou d'un départ négocié et 50 sont parties à la retraite. Par ailleurs, Michelin Développement s'est engagé à réindustrialiser le bassin d'Aranda en créant 450 emplois supplémentaires. Avec l'aide d'un cabinet spécialisé, 20 dossiers d'entreprises créatrices d'emplois ont été étudiés conjointement avec la mairie, l'Agence de développement économique de la région (Junta de Castilla-León) et les syndicats. Cinq projets ont finalement été signés, totalisant 460 nouveaux emplois d'ici fin 2006 et environ 800 à échéance 2008.

Michelin Développement, une structure dédiée au développement local

Dynamiser le tissu économique local, une démarche "gagnant-gagnant"

Créée en 1990, la SIDE (Société d'Industrialisation et de Développement Économique) a pour mission de contribuer à la création d'emplois autour de nos sites français. C'est le même objectif que le Groupe a confié aux différentes sociétés Michelin Développement créées en Europe depuis 2002, avec l'ambition de mettre à profit la dimension internationale du Groupe et de favoriser l'échange des bonnes pratiques, dans chaque pays européen où le Groupe est présent.

Michelin Développement accompagne la création d'emplois à toutes les étapes de la vie de nos sites, sur le long terme, et ne peut de ce fait être assimilé à un simple outil de flexibilité industrielle intervenant en support des restructurations. Son action consiste à apporter l'expertise d'un grand groupe aux acteurs locaux du développement économique et des aides techniques et/ou financières aux PME créatrices d'emplois pérennes. Un bassin local dynamique contribue à la présence de fournisseurs, sous-traitants et prestataires de service performants et réactifs. C'est aussi une garantie de disposer d'emplois diversifiés pour les membres des familles du personnel. Dans les territoires concernés, les actions de Michelin contribuent à la croissance de l'économie.

La même ambition partout en Europe

Depuis sa création, le réseau européen de Michelin Développement poursuit son élargissement. Entre 2002 et 2004, l'organisation a successivement été déployée au Royaume-Uni, en Espagne, en Allemagne, en Italie, en Pologne, en Russie et en Hongrie. La structure roumaine est en cours de constitution.

En Allemagne, depuis la création de Michelin Development GmbH en mars 2003, plusieurs dizaines de dossiers ont été examinés. Dix conventions ont déjà été signées, prévoyant la création de 80 emplois sur trois ans et des aides sous forme d'assistance technique et de prêts sans garantie à taux bonifiés.

Sans compter les emplois créés dans le cadre des actions de réindustrialisation, ce réseau européen a ainsi accompagné la création de près de 350 emplois en 2004 hors de France.

En France, les prêts accordés représentent en moyenne un montant annuel de 3 millions d'euros et permettent l'accompagnement de 600 emplois par an (645 en 2004). En parallèle, 40 à 80 PME reçoivent chaque année une aide technique. En 2003-2004, près de 70 projets d'entreprise ont reçu un soutien financier.

Agir pour la réindustrialisation des bassins d'emploi

Travaillant de concert avec les acteurs locaux du développement économique pour identifier, évaluer et sélectionner les meilleurs projets de création d'emplois, Michelin Développement contribue également à la réindustrialisation des bassins d'emplois lors d'une réduction d'activité ou de la fermeture d'un de ses sites.

Dans le cadre de la restructuration du site de Trèves (Allemagne) en 2004, Michelin a ainsi dégagé un budget de 1 million d'euros pour contribuer au développement économique de la région avec l'objectif d'accompagner la création de 150 emplois sur la période 2005-2008, allant ainsi bien au-delà des obligations légales liées au plan social en cours.

En 2004 au Royaume-Uni, nos actions d'accompagnement de la réindustrialisation des bassins de Stoke-on-Trent et de Burnley ont contribué à créer 197 emplois supplémentaires.



Les responsables des activités Michelin Développement de toute l'Europe.

Notre contribution à la vie des communautés locales

Sur tous les continents, nos sites participent à la vie des communautés par des initiatives à caractère social, caritatif, sportif ou culturel. Cependant, le diagnostic mondial mené en 2002 a montré des écarts significatifs dans la nature et l'intensité de ces actions selon les usines. Aussi avons-nous décidé de déterminer des lignes-guides pour nos responsables. Aujourd'hui, elles définissent un cadre clair pour une bonne intégration des sites dans l'environnement local. Elles les aident à orienter leurs actions, selon trois axes pour lesquels nous présentons ci-dessous quelques exemples parmi d'autres.

Une contribution au progrès de la mobilité

Citons ici le *Michelin/Clemson ICAR First Responders Safety First program*, où les employés du site de Laurens (Caroline du Sud, États-Unis) ont assuré des formations pratiques aux policiers, pompiers, urgentistes et sensibilisent le grand public à la maîtrise de leur véhicule en situation d'urgence.

Michelin Italie a déployé un programme de sensibilisation à la sécurité routière dans les écoles pour les élèves de 11 à 13 ans, incluant des cours de conduite en scooter. 46 000 jeunes ont ainsi été formés depuis 2001.

La formation et le développement des jeunes

En Russie, notre site de Davydovo aide les écoles à s'équiper d'Internet, de laboratoires de langues, de matériel sportif et de fournitures pour l'apprentissage des arts, dans le cadre d'un programme pluri-annuel de coopération.

Le site de Waterville au Canada s'est associé, aux côtés de l'université, de la ville et d'associations de Nouvelle-Écosse, au projet "Techsploration" qui encourage les lycéennes à s'orienter vers des carrières techniques et scientifiques.

L'aide face aux enjeux locaux

La plantation Michelin de Bahia (Brésil) a lancé en 2004 le projet Moradia en partenariat avec la Mairie d'Igrapiúna. Le Groupe a fourni un terrain de 20 ha pour la construction de 274 maisons pour les employés, participe à leur construction et installe un Poste de Santé de la Famille et des cabines téléphoniques dans les villages de la plantation.

En Chine, dans le quartier pilote d'Enjili à Pékin et dans une vingtaine de résidences à Shanghai, Michelin apporte dans le cadre du projet *Green Community* une aide matérielle et des formations aux habitants pour promouvoir le tri sélectif des déchets ménagers et pour les sensibiliser à la protection de l'environnement.



Formation hygiène et santé dispensée à des épouses d'employés de l'usine de Resende (Brésil).


¡Gracias!
INDUSTRIA COLOMBIANA DE LLANTAS

La filiale Michelin en Colombie a fait don de matériel informatique dans le cadre du programme Computadores para Educar *(des ordinateurs pour l'éducation).*

Nourrir le dialogue avec les pouvoirs publics

Des échanges s'inscrivant dans le respect de nos valeurs

L'approche de Michelin en matière de relations avec les pouvoirs publics répond à deux objectifs :

- fournir aux autorités les données techniques et sectorielles permettant d'appréhender les enjeux et réalités de l'industrie du pneu, par exemple en Europe, avec les Entretiens de la Mobilité ;
- contribuer au débat public en participant à la sensibilisation des autorités et du grand public sur des enjeux clés de mobilité durable tels que la sécurité routière *(voir p. 19)* et l'efficacité énergétique. Aux États-Unis par exemple, Michelin a soutenu le projet de loi sur la ceinture de sécurité en Caroline du Sud.

Les échanges sont conduits dans le respect de règles de déontologie strictes, formalisées dans la Charte Performance et Responsabilité Michelin et dans les lignes-guides sur l'éthique des Affaires Publiques.

La Direction des Affaires Publiques comprend des équipes dédiées à Paris, à Bruxelles, aux États-Unis, au Brésil et en Chine, renforcées en 2003-2004 par l'identification de correspondants locaux dans tous les pays européens où Michelin dispose de sites industriels.

Des rencontres approfondies pour mieux connaître nos métiers

Afin de mieux faire connaître la réalité de son activité, Michelin accueille régulièrement sur ses sites des décideurs politiques. Ces journées d'immersion dans l'Entreprise permettent aux participants de visiter différents types d'installations, de dialoguer avec des agents de terrain et d'approfondir certains sujets techniques. Le Groupe a organisé 24 journées d'immersion en 2003-2004 ; elles ont permis d'accueillir 454 responsables de l'Administration.

Les Entretiens de la Mobilité, une contribution active au débat public

Michelin réunit une à deux fois par an des hauts fonctionnaires français et européens et des experts de l'industrie pour faire le point sur des sujets techniques et approfondir le débat sur des enjeux de société. Trois sessions de ces Entretiens de la Mobilité ont été organisées en 2003-2004, sur les thèmes du bruit du trafic routier, de la responsabilité sociale des entreprises *(voir encadré)* et des dilemmes de la responsabilité environnementale des entreprises.



Concilier responsabilité sociale et recherche de compétitivité

Michelin a organisé le 5 juillet 2004 une rencontre des "Entretiens de la Mobilité" sur le thème "La responsabilité sociale, levier du développement durable, ou comment être responsable d'une entreprise mobile et compétitive en France ?". Les débats ont été alimentés par les interventions de quatre experts. Un membre du Conseil d'Analyse Économique a examiné les leviers de la compétitivité industrielle en France et en Europe. Le directeur des politiques sociales de Lafarge et le directeur du personnel de Michelin France ont exposé l'expérience de leur groupe respectif. La Directrice des Affaires sociales de l'AFEP[1] a ensuite présenté une analyse des dilemmes et paradoxes du droit du travail. De ces échanges s'est dégagé le point de vue général que la recherche de compétitivité est compatible avec les contraintes sociales et environnementales.

[1] Association Française des Entreprises Privées

RENCONTRES APPROFONDIES AVEC DES REPRÉSENTANTS DE L'ADMINISTRATION

	03	04
Journées d'immersion	10	14
Participants	177	277

RÉPARTITION PAR SUJET DES DOSSIERS TRAITÉS

(en pourcentage du temps passé)



Transport - sécurité routière	16 %
Environnement	15 %
Visites et événements Michelin	13 %
Management et administration	12 %
Social	11 %
Autres sujets (normes et règlements, produits, commerce, industrie, concurrence, propriété intellectuelle, gouvernance d'entreprise, financements publics, comptabilité...)	33 %

Source : Michelin - diagnostic interne des Affaires Publiques (2004)



Le Respect des Actionnaires

Principes d'action

> Notre performance économique est un objectif constant pour l'ensemble de nos équipes. La réalisation d'un niveau de bénéfice suffisant est indispensable à la pérennité et au développement de l'Entreprise.

> Notre conviction est que la recherche de la performance économique, le souci de l'environnement ainsi que l'attention portée aux personnes, et plus généralement à la société, sont non seulement compatibles mais encore indissociables.

> Nous considérons légitime le souhait de l'actionnaire d'un niveau optimum de revenu et de valorisation de son patrimoine. Nous sommes favorables à une communication ouverte, régulière, précise et honnête avec nos actionnaires et avec les représentants de la communauté financière. Nous tenons compte, dans nos prises de décisions, de la réalité de la prise de risque de nos actionnaires, sur le long terme.

> Nous organisons le fonctionnement des instances dirigeantes de l'Entreprise dans le but d'établir une claire séparation des fonctions de direction et de contrôle.

Faits marquants 2003-2004

> Résultat net 2004 en hausse de 60 % par rapport à 2003.

> Nette progression du dividende net par action passant de 0,93 euro en 2003 à 1,25 euro en 2004 (proposition à l'Assemblée Générale du 20 mai 2005).

> Obtention d'un quorum sur première convocation de l'Assemblée Générale des Actionnaires de 56 % en 2003 et 57 % en 2004.

> Création d'un Comité Consultatif d'Actionnaires individuels en février 2003.

> Réunions d'actionnaires individuels organisées à Bordeaux et Strasbourg (France) en partenariat avec d'autres sociétés.

> Refonte du site Internet à l'attention des actionnaires et création d'un CD-ROM regroupant l'ensemble des documents remis aux investisseurs.

> Démarche commune du service Relations Investisseurs et du département Performance et Responsabilité Michelin pour rencontrer les investisseurs éthiques.


MICHELIN

Être à l'écoute de nos actionnaires

Un actionnariat engagé et fidèle

Au 31 décembre 2004, le groupe Michelin compte 2 584 actionnaires institutionnels et 188 947 actionnaires individuels, tous inscrits au nominatif. Cela nous permet de mieux les connaître et d'établir avec eux une relation de proximité.

Lors des deux phases successives du Plan d'Actionnariat Salarié Michelin en 2002 et 2003, 69 % des personnels éligibles ont choisi de devenir actionnaires. Les actionnaires salariés représentaient 2,1 % du capital à fin 2004 (2,2 % à fin 2003 et 1,1 % à fin 2002).

En prenant en compte l'actionnariat salarié, la part de notre capital détenue par des actionnaires personnes physiques est proche de 17 %, soit un niveau élevé par rapport à la moyenne constatée pour les entreprises du CAC 40 (entre 10 et 12 %).

La fidélité et l'implication de nos actionnaires sont une force pour notre Groupe. À fin 2004, près de 61 % de nos actions sont détenues depuis plus d'un an et 32 % depuis plus de 3 ans. Par ailleurs, le quorum permettant de tenir les Assemblées Générales des Actionnaires sur première convocation a toujours été atteint depuis que Michelin est coté à la Bourse de Paris. Un quorum de 56 % a été atteint en 2003 et 57 % en 2004.

L'attribution de droits de vote double aux actions détenues depuis plus de quatre ans par des résidents de pays de l'Union Européenne reconnaît l'engagement sur le long terme de certains de nos actionnaires, dans un contexte industriel où les décisions prises engagent le Groupe dans la durée. Une résolution prévoyant d'étendre ce droit à l'ensemble des actionnaires, quelle que soit leur résidence, a été présentée à l'Assemblée Générale Extraordinaire de mai 2005. À fin 2004, 143 millions de titres Michelin procurent 168 millions de droits de vote.

Des responsabilités à la mesure de la confiance accordée

Si nos actionnaires expriment des attentes différentes, tous ont en commun de participer au développement de l'Entreprise en acceptant de partager ses risques. Cet engagement nous donne la responsabilité de répondre à certaines exigences fondamentales :

- un niveau optimal de revenus et de valorisation du patrimoine de l'Entreprise ;
- la maîtrise des enjeux industriels et financiers par une politique prudente d'identification et de couverture de nos risques ;
- l'exercice effectif du pouvoir de décision des actionnaires, notamment par l'exercice du droit de vote et la participation active aux Assemblées Générales ;
- une information ouverte, régulière et transparente sur la performance de l'Entreprise.

Ces attentes dépassent à présent la simple rentabilité industrielle. La performance de l'Entreprise en matière de développement durable fait l'objet d'une attention croissante et d'exigences tangibles, en matière de maîtrise des risques en particulier.

RÉPARTITION DU CAPITAL MICHELIN AU 31/12/04

(en pourcentage)



■ Actionnaires individuels	15,33 %
■ Personnel – Plan d'épargne entreprise	2,10 %
□ Institutionnels français	36,32 %
□ Franklin Resources Inc	5,72 %
□ Wellington Management Company	5,11 %
□ Institutionnels étrangers	35,42 %

RÉPARTITION DES DROITS DE VOTE AU 31/12/04

(en pourcentage)



■ Actionnaires individuels	24,12 %
■ Personnel – Plan d'épargne entreprise	1,90 %
□ Institutionnels français	34,31 %
□ Franklin Resources Inc	4,89 %
□ Wellington Management Company	4,13 %
□ Institutionnels étrangers	30,65 %

Des outils de dialogue adaptés aux attentes de nos différents actionnaires

Une information respectueuse des faits, transparente et accessible, est indispensable pour nos actionnaires.

Nous présentons nos activités et nos résultats aux investisseurs institutionnels dans le cadre de réunions et d'entretiens en tête-à-tête organisés en Europe, en Amérique du Nord et en Asie. Au total, plus de 150 rencontres nous permettent d'échanger avec 600 à 700 d'entre eux chaque année. Une journée "investisseurs", organisée en règle générale chaque année en France ou aux États-Unis, permet d'approfondir certains aspects de la stratégie du Groupe.

Les efforts que nous déployons pour rendre l'information accessible en préparation de l'Assemblée Générale et pour faciliter l'exercice des droits de vote, en particulier celui des actionnaires ne résidant pas en France, se sont vus distingués en 2004 par le prix spécial AFG-ASSFI décerné par l'AGEFI dans le cadre de son 1er grand prix du gouvernement d'entreprise.

Nous disposons également de nombreux moyens de communication, sur des supports différents, pour informer nos actionnaires :

- la *Lettre aux Actionnaires*, le *Guide des Comptes*, le *Fact-book*, le *Rapport Annuel* et le rapport *Performance et Responsabilité Michelin* ;
- la rubrique "Relations Investisseurs" de notre site Internet *www.michelin.com*, entièrement refondue en 2004.

Mis en place en 2003, le Comité Consultatif d'Actionnaires émet des avis consultatifs pour nous aider à améliorer la communication vers les actionnaires individuels.

Il est composé de douze membres, dont deux sont issus de l'actionnariat salarié, et de six membres suppléants. Il est renouvelable par tiers chaque année. Ses membres ne sont pas rémunérés. Réuni trois fois en 2003 et deux fois en 2004, il a proposé des améliorations concernant le Rapport Annuel, la Lettre aux Actionnaires, le rapport Performance et Responsabilité Michelin et les outils de fidélisation des actionnaires.

En janvier 2004, une réunion, organisée à Paris et présidée par Édouard Michelin, a rassemblé plus de 2 600 actionnaires du Groupe. Elle a en particulier donné lieu à des échanges sur des thèmes stratégiques comme le développement international, l'environnement et l'innovation.

Depuis décembre 2004, des réunions de proximité sont organisées dans différentes villes de France, en partenariat avec d'autres sociétés. Nous pouvons ainsi présenter le Groupe, ses résultats et ses perspectives à un public plus large et nouveau, et répondre à ses questions. Les deux premières réunions ont eu lieu à Bordeaux le 1er décembre et à Strasbourg le 16 décembre.

Enfin, en 2004 le service Relations Investisseurs et l'équipe d'animation Performance et Responsabilité Michelin ont renforcé le dialogue avec plusieurs institutions spécialisées dans l'investissement socialement responsable, à l'occasion de rencontres d'échange sur le déploiement de la démarche Michelin.



"Son histoire et ses valeurs font de Michelin une société à part et la marque bénéficie d'une grande notoriété auprès du public. Si l'organisation en commandite favorise une gestion responsable, elle reste peu répandue et s'avère parfois mal comprise par certains investisseurs notamment étrangers.
Depuis sa création, le Comité Consultatif d'Actionnaires contribue à améliorer la qualité des supports et des contenus d'information du Groupe. Des analystes financiers ont salué les progrès réalisés. Dans le futur, Michelin devra encore mieux expliquer ses actions dans des domaines sources de préoccupations croissantes pour les actionnaires, tels que le respect de l'environnement et l'intégration des sites industriels dans le tissu urbain."

Francis Saint-Pierre, Membre du Comité Consultatif d'Actionnaires de février 2003 à février 2005



Réunion du Comité Consultatif d'Actionnaires, le 8 septembre 2003.

Nos principes de gouvernement d'entreprise

Une structure favorisant l'exercice de la responsabilité des dirigeants

Depuis 140 ans, Michelin a le statut juridique de Société en Commandite par Actions (SCA). La commandite Michelin garantit une séparation claire entre les pouvoirs de direction et de contrôle et une direction stable et responsable, en mesure de mettre en oeuvre des stratégies à long terme. Elle permet l'établissement de relations étroites et directes avec les actionnaires et la production d'une information complète et transparente sur la gestion de l'Entreprise.

Deux catégories d'associés sont présentes au sein de la SCA :

- **les commanditaires** (actionnaires), qui ne sont responsables des dettes de la Société que dans la limite de leurs apports ;
- **les commandités** (deux Gérants, Édouard Michelin et René Zingraff, et la Société SAGES), qui sont indéfiniment et solidairement responsables des dettes de la société sur leurs biens personnels, ce qui garantit l'adéquation entre engagement patrimonial, pouvoir et responsabilité au plus haut niveau de l'Entreprise.

Les Gérants, Associés Commandités, assurent la direction du Groupe. Ils ne perçoivent aucun salaire ni avantage en nature, mais disposent conjointement d'un prélèvement statutaire sur les bénéfices sociaux soumis chaque année à l'approbation des actionnaires. La SAGES (Société Auxiliaire de Gestion) a pour seule fonction d'assurer la continuité de la gérance et de convoquer une Assemblée Générale Extraordinaire des Actionnaires, en cas de vacance inopinée de la Gérance constituée uniquement de personnes physiques.

Les actionnaires ont autorisé en 2001 l'attribution d'options de souscription ou d'achat d'actions aux Gérants et à des membres de la direction et de l'encadrement dans la limite de 2 millions d'actions, soit 1,40 % du capital de la Société au 14 mai 2004. Le rapport spécial des Gérants sur les stock-options à l'Assemblée Générale du 20 mai 2005 indique le nombre et le mode d'exercice des options attribuées à ce jour.

Le Conseil de Surveillance assume le contrôle permanent de la gestion de l'Entreprise pour le compte des actionnaires. Au 31 décembre 2004, il comprenait six membres, dont quatre sont indépendants au sens des rapports sur le gouvernement d'entreprise. La nomination de deux nouveaux membres indépendants a été proposée à l'Assemblée Générale annuelle du 20 mai 2005.

Pour obtenir plus d'informations, se reporter à notre Rapport d'activité et à l'Espace Actionnaire de notre site Internet www.michelin.com

SCA COMPAGNIE GÉNÉRALE DES ÉTABLISSEMENTS MICHELIN (CGEM)



Associés Commandités
Édouard Michelin
René Zingraff
SAGES
Associés Commanditaires
Actionnaires
Nomment après accord des Commandités
Rendent compte de leur gestion
à l'Assemblée Générale des Actionnaires
Nomment
et révoquent
Gérants
Édouard Michelin
René Zingraff
Organe de direction
Assure le contrôle
permanent de la gestion
Conseil
de Surveillance
Commissaires
aux Comptes
Organe de contrôle

Maîtriser les risques pour développer notre Entreprise

Des risques plus complexes et plus globaux

Maîtriser nos risques est indispensable pour garantir la pérennité de nos activités et assurer la protection des personnes, de nos actifs et de nos environnements : c'est une de nos responsabilités majeures, répondant également à une exigence forte et légitime de nos actionnaires, qui contribuent au développement de l'Entreprise par leur prise de risque à nos côtés. Historiquement portée par les investisseurs vis-à-vis des enjeux industriels et financiers et en interne par les membres du personnel, cette préoccupation est désormais partagée par tous nos partenaires et parties prenantes, qui attendent de l'Entreprise qu'elle contrôle totalement l'ensemble des impacts potentiels et avérés de ses activités et de ses produits.

En parallèle, la dynamique de nos marchés appelle une adaptation permanente de notre stratégie industrielle : spécialisation des sites, réduction des stocks, externalisation de prestations, création de partenariats, croissance externe dans des zones nouvelles, etc. La nature et l'importance de nos risques s'en trouvent modifiées.

Enfin, nous devons tenir compte de l'évolution des réglementations et de leur complexité croissante.

Une organisation adaptée pour protéger le patrimoine de nos actionnaires

Une analyse conduite en 2003 par chacune des équipes de direction de nos sites dans le monde a permis de réaliser un recensement plus complet de nos risques dans cinq grands domaines :

- incendies et sinistres ;
- santé ;
- environnement ;
- fournisseurs externes (matières premières, pièces détachées, équipements, technologies de l'information) et internes (usines, stockage, approvisionnement et transfert en semi-finis, etc.) ;
- sécurité des personnes et des installations.

Ce travail complète les analyses internes menées en permanence pour évaluer et mettre sous contrôle les risques stratégiques et financiers (*voir notre Rapport Annuel 2004, en page 114 pour les risques industriels en particulier*).

La mise en œuvre efficace des plans d'action qui découlent de ces analyses imposait la coordination de compétences jusque-là distinctes dans notre organisation. À fin 2004, la création d'une structure dédiée à la "Protection du Patrimoine" a permis d'étendre les responsabilités de nos équipes en charge de la sécurité incendie et sinistres à la sûreté des personnes et des biens et à la sécurité des systèmes d'information.

Rattaché directement à l'un des membres du Conseil Exécutif du Groupe, le Risk Manager Groupe identifie les risques majeurs de l'Entreprise pour en assurer la meilleure maîtrise possible. Il s'appuie sur les travaux du Comité des Risques Groupe.

Assurer une croissance économique sur le long terme

Une performance économique traduisant une croissance de qualité

Les marchés mondiaux du pneumatique ont progressé d'environ 2 % en 2004 par rapport à 2003. Cette croissance est la résultante d'évolutions contrastées : les marchés du remplacement en Europe et Amérique du Nord ont connu un premier semestre exceptionnellement fort, puis une nette correction au second ; les marchés de la première monte tourisme sont restés atones, alors que ceux des produits industriels comme le poids lourd, le génie civil et l'agricole affichaient un dynamisme record. Les marchés émergents ont confirmé leur vigueur en 2004, avec des taux de croissance supérieurs à 10 %.

Dans ce contexte, la croissance du chiffre d'affaires de Michelin de 2,1 % (6 % hors variations de change et de périmètre) s'est améliorée qualitativement :

- les marques Michelin et BFGoodrich ont progressé partout dans le monde et tout spécialement sur les marchés émergents ;
- des parts de marché ont été gagnées sur les segments stratégiques (pneus hiver, Haute Performance et Loisir Tourisme) ;
- le Poids lourd, le Génie civil et l'Agricole ont réalisé de bonnes performances opérationnelles.

Cette stratégie commerciale, couplée à des efforts de productivité interne, a amorti les fortes hausses des prix des matières premières, supérieures à 10 % et faisant suite à plusieurs années de croissance, et permis une progression visible de la marge d'exploitation : 8,3 % en 2004 contre 7,4 % en 2003.

Le résultat net progresse de 60 % et s'élève à 527 millions d'euros, malgré un résultat exceptionnel de -206 millions d'euros incluant l'impact potentiel de la cession de l'activité Roues.

Le Groupe réduit son endettement net de 5,6 % à 3 270 millions d'euros, ramenant ainsi son ratio endettement net sur fonds propres à 70 %.

CHIFFRE D'AFFAIRES CONSOLIDÉ
(en millions d'euros)



15 774
16 645
15 370
15 689
00
01
02
03
04
Europe
Amérique du Nord
Autres zones*

*Asie, Pacifique, Amérique du Sud, Afrique, Moyen-Orient

RÉSULTAT NET PART DU GROUPE
(en millions d'euros)



600
500
400
300
200
100
0
399
296
581
318
527
00
01
02
03
04

DETTES FINANCIÈRES NETTES
(en millions d'euros)



4 926
4 881
3 818
3 440
3 270
5 000
4 000
3 000
120 %
100 %
80 %
60 %
00
01
02
03
04

Total
En % des fonds propres

Une valorisation du titre Michelin représentative des efforts fournis dans un contexte difficile

La performance de l'action Michelin doit être jugée au-delà de la comparaison avec le CAC 40, même si sa progression de 37 % en 2004 lui confère la troisième place de cet indice. Le périmètre d'évaluation doit englober les valeurs du secteur automobile et, plus précisément, celles du secteur pneumatique mondial, qui répond à des dynamiques spécifiques.

Dans un environnement économique exigeant marqué par la hausse continue du prix des matières premières, Michelin a confirmé la robustesse de ses positions commerciales et l'amélioration de sa rentabilité. Cette performance est progressivement reconnue par les investisseurs, et s'est traduite par une progression du cours de l'action en termes absolus et relatifs.

En dépit de l'environnement économique contrasté et des efforts de restructuration engagés, nous nous sommes attachés à mener une politique de distribution de dividendes régulière.

Sur les exercices de 1998 à 2003, le dividende par action a progressé de 45 %. Le dividende de l'exercice 2003 a été maintenu au niveau de celui de 2002, en dépit d'une baisse de 48 % du résultat net part du Groupe. Pour l'exercice 2004, le dividende proposé à l'Assemblée Générale de mai 2005 est de 1,25 euro.

ÉVOLUTION DES ACTIONS MICHELIN, BRIDGESTONE ET GOODYEAR

(base 100 : 1998)


120
100
80
60
40
20
0
98
99
00
01
02
03
04
89
62
23
Michelin
Bridgestone
Goodyear

ÉVOLUTION DE L'ACTION MICHELIN PAR RAPPORT AUX INDICES AUTOMOBILE MONDE ET PNEUMATIQUE MONDE

(base 100 : 1998)


40
20
0
98
99
00
01
02
03
04
89
80
Michelin
Automobile monde
Pneu monde

Les évaluations externes de nos performances

Des notations financières stables

Par la notation, les agences traduisent leur appréciation de la solidité et de la stabilité financières des entreprises. Elles jugent en particulier le risque de défaillance potentielle vis-à-vis des créanciers, à court et long terme. La solidité de Michelin est bien appréciée par les agences de notation financière, comme le prouve par exemple le "BBB+" attribué par *Standard & Poor's*.

Une image financière positive

La satisfaction de nos actionnaires est évaluée par les contacts directs avec nos équipes dédiées et par les études indépendantes menées auprès des investisseurs et des analystes.

D'un bon niveau, l'image de Michelin s'améliore en continu. Le Groupe se place au 4e rang du secteur automobile pour les analystes financiers et les gestionnaires de fonds et au 3e pour les investisseurs privés en terme de confiance dans le potentiel de croissance. Michelin fait figure de référence auprès des professionnels de la finance pour la clarté et la cohérence de son discours stratégique et est plébiscité pour l'information financière diffusée sur son site Internet.

L'importance croissante des notations extra-financières

Différents organismes évaluent les performances sociales et environnementales des grandes entreprises cotées en bourse. Ces analyses sont ensuite utilisées pour constituer des indices boursiers ou des fonds d'investissement socialement responsable. Leur qualité est encore inégale, de même que les indices constitués à partir de ces évaluations. Les sources d'étude retenues sont multiples : documents publiés par l'entreprise (rapports d'activité, brochures et publications techniques, site Internet), mais aussi articles de presse, questionnaires, rencontres avec des membres du personnel ou de l'encadrement.

À fin 2004, Michelin est retenu dans deux indices de ce type : ASPI Eurozone et DJSI Europe.


FACT-BOOK
Edition 2005
Le Guide des Comptes
Passage aux normes IFRS
Rapport annuel 2004

NOTATIONS FINANCIÈRES À FIN 2004

Notation financière	Agence de notation	CGEM (1)	CFM (2)	MFPM (3)
Court terme	*S&P*	A2	A2	A2
	Moody's	P2	P2	P2
Long terme	*S&P*	BBB+	BBB+	BBB+
	Moody's	Baa2	Baa1	Baa1
Perspectives	*S&P*	Négative	Négative	Négative
	Moody's	Stable	Stable	Stable

(1) Compagnie Générale des Établissements Michelin
(2) Compagnie Financière Michelin
(3) Manufacture Française des Pneumatiques Michelin

L'IMAGE FINANCIÈRE DE MICHELIN : ÉTUDE AGEFI SUR LES VALEURS DU CAC 40 – JANVIER 2005

	Actionnaires individuels[1]		Professionnels de la finance[2]	
	Score Michelin	Moyenne CAC	Score Michelin	Moyenne CAC
Potentiel de croissance	6,7 / 10	6,4 / 10	6,1 / 10	6,1 / 10
Adéquation entre prévision et réalisation	6,7 / 10	6,2 / 10	6,2 / 10	6,4 / 10
Capacité de réaction à la conjoncture	6,8 / 10	6,3 / 10	6,2 / 10	6,1 / 10
Pertinence de la stratégie	6,8 / 10	6,3 / 10	7,2 / 10	6,6 / 10
Niveau de rentabilité	6,4 / 10	6,4 / 10	6,4 / 10	ND
Qualité de la gestion financière	6,9 / 10	6,5 / 10	6,6 / 10	ND
Pouvoir des actionnaires lors des AG	4,3 / 10	4,2 / 10	ND	ND
Qualité globale de la communication financière	6,1 / 10	5,9 / 10	6,7 / 10	6,0 / 10
Clarté du discours stratégique[3]	30	15	73	52
Cohérence du discours stratégique[3]	41	24	90	56

(1) 200 répondants
(2) 352 répondants
(3) Différence entre le nombre de répondants considérant que le discours stratégique est clair/cohérent et le nombre de répondants ayant une opinion inverse.





Le Respect de l'Environnement

Principes d'action

> Fournir à nos clients des produits et services toujours plus respectueux du milieu naturel. Mettre notre politique d'innovation au service de l'accroissement de la performance environnementale de la mobilité routière.

> Assurer le progrès permanent de nos sites industriels, administratifs et commerciaux en matière de respect de l'environnement, par la définition de responsabilités claires et le perfectionnement continu de notre Système de Management Environnemental.

> Intégrer, en amont, dans toutes nos études préalables, nos objectifs de meilleure prévention des risques en matière d'environnement et de sécurité générale.

> Former et impliquer notre personnel, afin qu'il puisse contribuer activement à l'amélioration de notre maîtrise des risques environnementaux.

> Tenir notre entourage informé des activités se déroulant dans nos établissements et de nos efforts pour minimiser les impacts environnementaux.

Faits marquants 2003-2004

> Analyse du Cycle de Vie du pneu poids lourd européen.

> Définition d'un standard de performance environnementale Groupe applicable dès la conception des installations industrielles.

> Extension du Système de Management Environnemental Michelin à des sites non industriels et à de nouveaux pays.

> Progression du taux de valorisation des déchets : 73 % en 2003, 77 % en 2004.

> Déploiement de notre référentiel d'évaluation et de prévention des risques industriels *HPR Michelin (High Protected Risk).*

> Premiers résultats du programme de recherche sur les débris d'usure.

> Création en Europe de quatre nouvelles sociétés de gestion des Pneumatiques Usagés Non Réutilisables.



Évaluer notre empreinte environnementale

L'importance de la phase d'utilisation dans le cycle de vie du pneu

Pour mieux cerner l'impact de leurs produits, les manufacturiers européens ont fait réaliser, en 2001, une Analyse du Cycle de Vie (ACV) d'un pneu tourisme européen[1]. Cette étude a établi que son impact environnemental était majoritairement lié à la consommation de carburant induite par la résistance au roulement des pneumatiques en roulage, les impacts en phase de production ou de traitement en fin de vie étant bien moindres.

L'ACV du pneu poids lourd européen

En 2003, nous avons décidé d'étendre cette étude au pneu poids lourd. L'ACV du pneu poids lourd européen, commanditée par Michelin et réalisée par un organisme indépendant, confirme la prédominance de la phase d'usage dans les impacts environnementaux du pneu. Elle révèle également que la prolongation de la durée de vie kilométrique des pneus poids lourds par les opérations de recreusage et rechapage permet d'abaisser l'impact global.

[1] Étude réalisée par PRé Consultants B.V. sur un pneu représentatif du marché européen.

Cette étude a été réalisée sur la base d'un poids lourd grand routier représentatif du marché européen, comportant douze roues réparties sur cinq essieux et parcourant au total 600 000 km. Pour couvrir cette distance, les pneumatiques sont remplacés autant de fois que nécessaire. Trois scénarios sont étudiés :

- équipement en pneus d'entrée de gamme neufs, sans possibilité de recreusage ni de rechapage (scénario "entrée de gamme-1-vie") ;
- équipement en pneus Michelin Energy neufs, sans recreusage ni rechapage (scénario "Michelin-1-vie") ;
- équipement en pneus Michelin Energy neufs, qui, lorsque la sculpture est usée, sont recreusés, rechapés, puis recreusés une seconde fois avant d'être éliminés et remplacés de nouveau par des pneus neufs (scénario "Michelin-4-vies").

Les pneus Michelin Energy présentent une résistance au roulement inférieure de 10 % à ceux d'entrée de gamme et une résistance à l'usure supérieure de 50 %.

Les résultats sont présentés dans le graphe *Répartition des impacts sur le cycle de vie.*

Dans les trois scénarios, la phase d'utilisation sur le véhicule est prépondérante et principalement liée à la consommation de carburant. Dans les deux scénarios où le poids lourd est équipé de pneus Michelin, cet impact est plus faible, grâce à une moindre résistance au roulement.

La supériorité du scénario Michelin-4-vies sur le Michelin-1-vie provient essentiellement de l'allongement de la durée de vie kilométrique des pneus par recreusage et rechapage : en fabriquant moins de pneus neufs, on utilise moins de matières premières et d'énergie, et le nombre de pneus à traiter en fin de vie est plus faible.

RÉPARTITION DES IMPACTS SUR LE CYCLE DE VIE
(base 100, pneu entrée de gamme 1-vie)


100
2,5
0,5
83,5
1,3
0,4
78
0,4
0,4
0,8
Fin de vie
Transport
Rechapage / Recreusage
Consommation carburant et rejets moteur / Émissions particules d'usure pneus et route à l'usage
Fabrication du pneu
Production des matières premières et énergie
86
73,9
72,9
10
1
7,1
0,8
3,1
0,4
Entrée de gamme 1-vie
Michelin 1-vie
Michelin 4-vies

QUANTITÉS DE PNEUS UTILISÉS DANS LES TROIS SCÉNARIOS

	Entrée de gamme 1-vie	Michelin 1-vie	Michelin 4-vies
Nombre de pneus neufs utilisés	64	44	20
Nombre de pneus en fin de vie	52	32	10

Notre responsabilité à chaque étape de la vie de nos produits

La conception

En phase de conception, les enseignements de ces ACV nous incitent à élaborer des technologies permettant de :

- réduire la résistance au roulement pour diminuer la consommation de carburant, sans dégrader les autres facteurs d'impacts sur l'environnement ;
- allonger la durée de vie pour réduire le nombre de pneus à traiter en fin de vie ;
- privilégier les matières premières à faible impact sur l'environnement.

Pourtant, l'ACV ne tient pas compte d'un enjeu primordial : la sécurité routière. Nos degrés de liberté en phase de conception sont limités, car nous devons rechercher des ruptures technologiques faisant progresser plusieurs performances du pneu simultanément, sans compromis sur la sécurité. Ce fut le cas notamment du pneu Vert, qui, dès 1992, a permis de réduire la consommation de carburant des voitures de 4 % tout en améliorant la sécurité par une meilleure adhérence sur sol mouillé, sans rien concéder sur la durée de vie. En poids lourd, la gamme Energy A2, lancée en 1999, offre un gain de consommation de 6 % sans dégradation des autres performances.

La fabrication

La phase de fabrication des pneus dans nos usines représente une très faible part de l'impact global. Néanmoins, le progrès permanent des sites en matière de respect de l'environnement constitue l'une de nos orientations majeures *(voir p. 70)*.

L'utilisation

Alors que les phases de conception et de fabrication sont sous notre contrôle direct, l'impact des pneus en phase de roulage reste très dépendant des choix des utilisateurs et des conditions d'usage. La performance environnementale des pneus, difficilement perceptible par l'utilisateur, ne constitue encore que trop rarement un critère de choix décisif.

Notre offre de pneus Radial sur les marchés émergents, nos actions de promotion des gammes basse résistance au roulement et notre offre *Michelin Fleet Solutions* en poids lourd *(voir p. 35)* contribuent à guider les choix de nos clients vers des produits plus respectueux de l'environnement. Plus généralement, l'ensemble de nos actions de sensibilisation auprès des utilisateurs et des pouvoirs publics génère une prise de conscience. Nous insistons également sur le nécessaire respect des pressions de gonflage, des charges et des vitesses maximales, ainsi que sur l'importance du style de conduite.

La fin de vie

Le traitement en fin de vie pèse très peu dans le cycle de vie du pneumatique. Les pneus usagés constituent une matière première secondaire valorisable sous de nombreuses formes. Michelin et l'ensemble des manufacturiers s'organisent pour mettre en place des filières pérennes de valorisation *(voir p. 80)*.



MESURE DE L'IMPACT
ENVIRONNEMENTAL
DES PNEUS POIDS LOURD
4 %
Matières premières
et énergie
0,5 %
Fabrication
0,5 %
Transport pneus neufs
Collecte pneus usagés
93,5 %
Phase d'usage
1 %
Rechapage
0 %
Recreusage
0,5 %
Valorisation matière
Valorisation énergétique
Mise en décharge*

* En Europe, la mise en décharge des pneus entiers est interdite depuis 2003 et celle des pneus broyés le sera à partir de 2006. Aux États-Unis, elle est interdite dans 37 états pour les pneus entiers et 9 états pour les pneus entiers et broyés.

Source : étude Michelin réalisée par PRé Consultants B.V. en 2003.

Poursuivre le déploiement de notre management environnemental



Patricia Le Gall, responsable du service Environnement

Le management environnemental de nos sites

"Notre politique environnementale en matière de sites industriels est fondée sur le Système de Management Environnemental Michelin (SMEM), conçu pour permettre à chacun de nos sites de maîtriser au quotidien et sur le long terme les impacts environnementaux qui lui sont propres.
En 2003-2004, nous avons étendu le SMEM à de nouveaux sites, y compris des sites non industriels, et à de nouveaux pays.
Pour compléter cette démarche de progrès, nous avons renforcé en 2004 notre système de reporting et établi des niveaux de performance exigibles, que nous avons appelés Exigences Environnement Groupe."

Des exigences environnementales applicables dès la conception des installations

Le progrès permanent des sites en matière de respect de l'environnement est l'une de nos orientations majeures, qui figure comme telle dans notre *Charte Performance et Responsabilité Michelin*. Les contraintes de performance environnementale issues des réglementations sont, quant à elles, très variables d'un pays à l'autre. Dans certains pays en développement, elles ne couvrent pas encore tous les enjeux environnementaux liés à nos activités.

Partant de ce constat, notre service Environnement et Prévention a défini en 2003 un standard interne baptisé Exigences Environnement Groupe, comportant 42 critères de performance portant notamment sur la prévention de la pollution des sols, des eaux de surfaces et des eaux pluviales, mais également sur les économies d'énergie et d'eau et les rejets atmosphériques et aqueux. Nos Exigences Environnement Groupe sont applicables depuis début 2004 à tout nouveau projet industriel, qu'il s'agisse d'une construction, d'un aménagement, d'une réorganisation, d'une extension ou d'une rénovation, partout dans le monde. Bien sûr, si la réglementation locale est plus exigeante que notre standard interne, c'est elle que nous appliquons.

Le référentiel décrivant les niveaux d'exigence attendus a été transmis à tous nos bureaux d'études. En 2004, nos sept projets majeurs les ont appliqués, notamment en Chine, au Brésil et en Hongrie, sans surcoût notable. Il est en effet plus efficace et moins coûteux de concevoir dès l'origine des installations respectueuses de l'environnement, plutôt que d'entreprendre des actions correctives *a posteriori*.

La mise en œuvre de ces exigences, qui sera contrôlée lors des audits internes, contribuera à améliorer progressivement la performance environnementale de l'ensemble de nos sites.

INDICATEURS ENVIRONNEMENTAUX

(Consommations et émissions par tonne de produits finis)

	2003	2004
Consommation d'eau, en m^3/t	15	15
Consommation d'énergie, en GJ/t	18	16
dont sources fixes Michelin	*10*	*10*
dont vapeur (sous-traité)	*2,4*	*1,0*
dont électricité	*5,9*	*5,3*
Emissions de CO_2, en t/t	1,6	1,3
dont sources fixes Michelin	*0,7*	*0,6*
dont vapeur (sous-traité)	*0,3*	*0,1*
dont électricité	*0,6*	*0,6*
Emissions de Composés Organiques Volatils (COV), en kg/t	4,5	4,5
Emissions d'oxydes d'azote (NO_x), en kg/t	1,0	0,9

Les données 2003 ont été complétées et ajustées au périmètre des données 2004 (95 % de la production du Groupe).

Le SMEM, outil d'amélioration continue de la maîtrise des impacts industriels

Depuis 1998, nous déployons notre Système de Management Environnemental Michelin, destiné à maîtriser et réduire les impacts environnementaux de nos sites industriels et prévenir les situations à risques.

Basé sur le système d'assurance qualité du Groupe, le SMEM s'articule en 6 étapes clés :
- mise en place d'une organisation robuste s'appuyant sur une équipe dédiée sur chaque site ;
- analyse des impacts environnementaux et de la réglementation locale applicable ;
- définition et pilotage d'objectifs de progrès ;
- maîtrise en continu des impacts prioritaires et prévention des risques associés ;
- partage d'expérience entre les sites et formations animées par notre équipe centrale ;
- audits internes menés par des auditeurs provenant systématiquement d'autres sites, membres expérimentés du réseau environnement ; ces audits sont pilotés au niveau Groupe.

Les responsables opérationnels des sites déploient ce socle commun avec l'assistance des experts du Groupe, en l'adaptant, avec leurs équipes locales, à leurs enjeux spécifiques.

La satisfaction aux exigences du SMEM permet notamment à nos sites de se préparer à la certification ISO 14001. Notre objectif est de réaliser la totalité de notre production sur des sites certifiés, en exceptant les sites acquis depuis moins de trois ans. En effet, la mise en place du SMEM des sites nouvellement démarrés ou acquis ne peut être immédiate. À fin 2004, 90 % des produits finis du Groupe en tonnage sont réalisés dans des usines certifiées ISO 14001.

Au-delà de l'obtention de la certification, le SMEM est le fondement de notre démarche environnementale. Il vise à maintenir les sites dans une dynamique de progrès continu adaptée au contexte local, désormais renforcée par les Exigences Environnement Groupe.



Diminuer l'impact environnemental de nos activités Cartes et Guides

Notre ligne-produit Éditions des Voyages, dont l'effectif mondial est de 500 personnes, s'est fixée fin 2003 des objectifs d'amélioration de la maîtrise de ses impacts environnementaux. En 2004, 250 personnes ont été sensibilisées à ces enjeux et aux axes d'amélioration retenus, notamment sur le choix des papiers et des encres utilisés pour imprimer nos publications.

La ligne-produit a interrogé l'ensemble de ses fournisseurs papetiers et imprimeurs sur la composition des papiers (notamment l'origine du bois) et des encres utilisés. À ce jour, nous poursuivons le dialogue avec ces fournisseurs pour disposer d'une vision plus précise de la situation et nous étudions d'autres voies d'investigation, comme l'interrogation directe des fabricants d'encre ou la demande expresse, dans nos contrats, d'identifier l'ensemble des produits utilisés.



Étendre le management environnemental aux sites non industriels et à de nouveaux pays

En 2003 et 2004, nous avons étendu le périmètre de déploiement du SMEM aux principaux sites européens et américains du Centre de Technologies, aux activités logistiques, aux plantations d'hévéas du Nigeria et du Brésil, et à notre site parisien, ainsi qu'à trois sites industriels, un au Nigeria, et deux en Chine. En 2004, deux sites américains du Centre de Technologies ont obtenu la certification ISO 14001. La certification des autres sites cités ci-dessus est prévue pour 2005-2006.



"Le management de l'environnement fait partie intégrante de la gestion stratégique et industrielle du groupe Michelin. Le SMEM fournit une méthode et une organisation uniformes à l'ensemble des sites et des pays, pourtant très nombreux. Quelle que soit l'implantation, la documentation des processus et les techniques de mise en oeuvre sont les mêmes. Cette organisation unique dans le secteur des équipements automobile permet la diffusion rapide des solutions correctives et préventives aux sites partageant les mêmes enjeux.
L'implication des équipes centrales pour déployer les outils et les bonnes pratiques est forte.
Une collaboration technique plus poussée avec les équipes locales améliorerait encore l'efficacité de la démarche."

Laurence Berton, Chef de service Certification
ISO 14001/OHSAS 18001 à l'UTAC

En 2002, nous nous étions fixés, pour les sites de production de pneumatiques nouvellement acquis, un objectif de mise en place du SMEM dans un délai de deux ans et une présentation à la certification ISO 14001 dans un délai de trois ans. Cet objectif est plus difficile à réaliser que nous ne l'avions envisagé. Les trois sites acquis sur la période 2000-2002 n'ont pu obtenir la certification dans ce délai, mais tous ont mis le SMEM en place et sont programmés à la certification pour 2005.

Renforcer la qualité et élargir le périmètre de notre reporting environnemental

Depuis 2002, nous poursuivons notre travail de fond en matière de reporting environnemental. Fin 2003, le Groupe a mis en place un système d'information dédié, dénommé GAÏA, utilisé par l'ensemble des membres de notre réseau Environnement et Prévention pour consolider trimestriellement leurs indicateurs environnementaux locaux, sur la base d'un protocole expérimenté et diffusé dès 2002. Grâce à ces efforts, nous sommes cette année en mesure de publier nos indicateurs environnementaux sur un périmètre de sites industriels représentant environ 95 % de notre production.

Les actions d'amélioration de notre reporting s'appuient également sur les points de progrès relevés par nos équipes d'audit interne en juillet 2004.



Objectif fondamental

Produire 100 % des pneumatiques du Groupe dans des sites certifiés ISO 14001, hors sites acquis depuis moins de trois ans.



Le site de Nyiregyhaza (Hongrie) qui a reçu la certification ISO 14001 en décembre 2003.

PART DE LA PRODUCTION DE PNEUMATIQUES RÉALISÉE DANS DES SITES CERTIFIÉS ISO 14001
(en pourcentage du tonnage total)


7 %
37 %
65 %
80 %
90 %
90 %
99
00
01
02
03
04

Déchets : une organisation adaptée à nos spécificités

Des actions visant à mieux valoriser les déclassés de fabrication

La fabrication des pneumatiques génère des chutes de gommes, de nappes textiles ou métalliques. Notre politique de réduction des déchets consiste, chaque fois que possible, à réincorporer ces produits dans le processus de fabrication. Toutefois, notre exigence de qualité nous conduit à éliminer certains produits (gommes, tissus textiles et métalliques non réincorporables, pneus ne satisfaisant pas au cahier des charges, mais aussi membranes de cuisson, coupes de pneus réalisées à des fins de contrôle, etc.) que nous appelons déclassés de fabrication.

Compte tenu de leur spécificité technique et de leur caractère parfois confidentiel, nous recherchons nous-mêmes des filières pérennes de valorisation, en nous appuyant sur trois équipes dédiées (Amérique du Nord, Amérique du Sud et Europe).

En 2004, des objectifs d'amélioration quantifiés ont été fixés à chaque site industriel européen, en vue d'atteindre en 2007 un objectif de 100 % de valorisation.

Les efforts particuliers déployés cette année sur nos déclassés de fabrication ont permis de mieux sensibiliser nos sites à cet enjeu. Notre système d'information a été mieux renseigné, ce qui explique en partie l'augmentation du tonnage total de déchets rapporté à la production. Nous poursuivons nos efforts non seulement pour augmenter le taux de valorisation de nos déchets, mais également pour diminuer le volume de déchets produits.

Le recours à des prestataires reconnus pour les autres déchets industriels

Notre activité génère également, comme toute activité industrielle, d'autres déchets : bois, cartons et papiers, ordures ménagères, boues de station d'épuration, huiles mécaniques usagées, matériel électrique et informatique, etc.

Notre politique consiste à confier le traitement de ces déchets industriels à des prestataires reconnus. Ceux-ci s'engagent à rechercher les meilleures filières de traitement, afin d'optimiser nos taux de valorisation, dans le respect de nos obligations réglementaires et de nos objectifs de réduction des coûts.



Objectif de progrès

Valorisation matière ou énergie de 100 % des déclassés de fabrication de la zone Europe dès 2007.

QUANTITÉ DE DÉCHETS PRODUITS ET VALORISÉS

2003		2004	
Quantité *(en kg par tonne de produits finis)*	Proportion valorisée *(en pourcentage)*	Quantité *(en kg par tonne de produits finis)*	Proportion valorisée *(en pourcentage)*
135	73	147	79 pour les déclassés de fabrication 74 pour les autres déchets industriels

En 2002 et 2003, nous avons publié le taux de valorisation de nos déchets dans leur ensemble. Depuis, notre Groupe s'organise pour, d'une part, traiter spécifiquement les déchets propres à notre métier de pneumaticien et, d'autre part, s'appuyer sur des prestataires externes reconnus pour réduire et valoriser nos autres déchets industriels.

Zone de tri des déchets sur le site de Campo Grande (Brésil).


PAPEL
PAPELÃO
PLÁSTICO
MADEIRA

La réduction des consommations d'énergie et des émissions de gaz à effet de serre

Nos usines sont souvent équipées de centrales thermiques de plus de 20 MW. À ce titre, 21 de nos sites européens, répartis dans 5 pays, sont concernés par la mise en oeuvre de la directive européenne relative aux émissions de gaz à effet de serre (GES) et par l'entrée en vigueur de l'*European Trading Scheme* (système d'échange de quotas d'émissions de GES) dès sa première phase (2005-2007).

Bien que la faiblesse des volumes garantisse l'absence d'enjeu financier significatif pour le Groupe sur cette période, Michelin entend contribuer à l'effort global de limitation des émissions de gaz à effet de serre par la réduction des consommations d'énergie de ses usines, sans se limiter au seul périmètre européen. Une équipe "Énergie", constituée début 2005 au sein de notre démarche *Michelin Manufacturing Way*, a pour mission de mettre en œuvre cette politique. L'évolution de nos procédés industriels et de nos machines, l'amélioration de la maintenance et le changement des comportements seront les principaux leviers de cet effort.

Rappelons que les émissions directes de gaz à effet de serre (GES) des usines Michelin en phase de production représentent environ 2 % des GES émis par nos pneumatiques sur l'ensemble de leur cycle de vie (soit, en 2004, 1,3 tonne de GES par tonne de produits finis).

ÉMISSIONS DE CO_2 SUR LE CYCLE DE VIE DU PNEUMATIQUE TOURISME

Production des matières premières
60 kg
Hévéaculture
Sidérurgie
Industrie pétrolière
Industries chimique et textile
Fabrication des quatre pneus
35 kg
Distribution des pneus
6 kg
Phase d'utilisation (émissions liées à la consommation de carburant induite par la résistance au roulement)
- pneus noirs : 1 675 kg
- pneus verts : 1 435 kg
Traitement en fin de vie
-17 kg
Valorisation matière
Valorisation énergétique
Mise en décharge*

* En Europe, la mise en décharge des pneus entiers est interdite depuis 2003 et celle des pneus broyés le sera à partir de 2006. Aux Etats-Unis, elle est interdite dans 37 états pour les pneus entiers et 9 états pour les pneus entiers et broyés.

Source : d'après Analyse de Cycle de Vie d'un pneu tourisme européen moyen, réalisée par PRé Consultants B.V. en mai 2001.

Composés Organiques Volatils : réduction de nos émissions à la source

Les solvants utilisés pendant l'assemblage du pneu cru, pour faire adhérer entre eux des éléments de gomme dont le "collant" est insuffisant, constituent la principale source d'émissions de Composés Organiques Volatils (COV) dans nos ateliers.

Depuis 1992, nous poursuivons une politique de diminution de notre consommation, la réduction à la source étant plus efficace et moins polluante qu'un traitement curatif des émissions. Après une phase de sensibilisation de nos opérateurs, puis d'optimisation des procédés existants, nous avons mis au point de nouveaux procédés, aujourd'hui en cours de déploiement dans toutes nos lignes-produits en Europe. En 2003-2004, une démarche similaire a été initiée en Amérique du Nord.

L'ensemble de ces efforts nous a permis de diminuer nos émissions de COV de 54 % lors de la fabrication des pneus tourisme en Europe et de 11 % depuis 2002 pour l'ensemble du Groupe.

Des solutions pour diminuer les nuisances olfactives

En 2003-2004, le Groupe a poursuivi les actions de réduction des nuisances olfactives de ses activités industrielles en installant sur 3 nouveaux sites un système de traitement des odeurs par oxydation thermique, comme cela avait été fait sur le site de Cholet en 2002.

CONSOMMATION DE SOLVANTS PAR LA LIGNE-PRODUIT TOURISME CAMIONNETTE EN EUROPE

(base 100 : 1992)

100
80
60
40
20
0
92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07
Fin 2004 : - 54 %
Cible 2007 : - 73,5 %
Politique volontaire de réduction
Plan d'optimisation du procédé
Mise au point et mise en œuvre nouveau procédé

Après une phase de forte diminution entre [illegible] et [illegible], la consommation de la ligne-produit Tourisme camionnette en Europe est restée stable en 2004. Toutefois, le nouveau procédé de fabrication décrit dans nos précédents rapports a été [illegible] sur [illegible] sites pilotes. Les tests d'homologation des pneumatiques fabriqués avec ce nouveau procédé, nécessaires afin de garantir parfaitement la sécurité de l'utilisateur, sont en cours. Ce procédé nous permettra d'atteindre notre objectif d'une réduction de près de 75 % à l'horizon 2007.

Veiller aux impacts de nos activités logistiques

Un impact environnemental limité au regard des autres phases du cycle de vie du pneu

Les Analyses du Cycle de Vie réalisées en 2001 sur un pneu tourisme européen et en 2003 sur un pneu poids lourd européen *(voir p. 68-69)* montrent que les phases d'approvisionnement en matières premières et de distribution des produits finis représentent moins de 1 % des impacts environnementaux du pneumatique. C'est pourquoi nos choix entre les différents modes de transport demeurent essentiellement fondés sur des critères de rapidité, de flexibilité et de coût.

En 2004, le transport terrestre a représenté 76 % de nos coûts mondiaux de transport, le reste se répartissant entre le transport maritime (22 %) et le transport aérien (2 %).

Une politique de sous-traitance vigilante

Nous sous-traitons entièrement le transport de nos matières premières et de nos produits. Lorsqu'ils travaillent sur nos sites, les personnels de nos sous-traitants sont informés et associés à nos démarches Qualité et Environnement et Prévention. Les conditions de chargement ou de déchargement des camions et conteneurs, l'entreposage et le stockage des produits font ainsi l'objet d'une vigilance permanente.

Certaines initiatives sont aussi engagées localement pour réduire les impacts des transports. En Amérique du Nord par exemple, nous participons depuis 2004 au programme *SmartWay Transport Partnership* de l'EPA (Environmental Protection Agency), qui vise à réduire les émissions de CO_2 et de polluants locaux issus du fret routier. À travers ce programme, nous nous engageons à faire transporter au moins 50 % de nos marchandises par des transporteurs certifiés par l'EPA. Ceux-ci s'engagent à améliorer leur performance environnementale, en travaillant par exemple sur l'optimisation des flux ou l'aérodynamisme des véhicules, en équipant leurs flottes de systèmes de gestion automatique de la pression des pneus ou en remplaçant les pneus jumelés par des pneus extra-larges. En tant que client de ces flottes, nous nous engageons à réduire nos émissions de transport en agissant notamment sur l'optimisation des volumes de chargement et sur la diminution des temps de fonctionnement à l'arrêt des moteurs, par une meilleure planification des chargements et la mise à disposition de salles de repos pour les chauffeurs.



Évaluer les émissions de CO_2 liées à nos activités logistiques en Europe

La consommation d'un poids lourd, et donc ses émissions de CO_2, dépendent de la charge qu'il transporte. Considérant que le chargement moyen est de 22 tonnes pour le transport de nos matières premières, emballages vides et semi-finis et de 12 tonnes pour le transport de nos pneumatiques, les émissions de CO_2 induites peuvent être évaluées à 800 grammes par kilomètre. La distance parcourue en Europe en 2004 pour le transport par route de l'ensemble de nos produits, 361 millions de kilomètres au total, représente donc des émissions de CO_2 de l'ordre de 290 000 tonnes sur un an. Pour mémoire, une étude réalisée en 2002 avait estimé les émissions liées à nos activités logistiques par route, à l'échelle mondiale, à 650 000 tonnes de CO_2 par an.


SmartWay
Transport Partner
Getting There With Cleaner Air

DISTRIBUTION DES COÛTS DE TRANSPORT 2004 PAR MODE ET ZONE GÉOGRAPHIQUE
(en millions d'euros)


350
300
250
200
150
100
50
0
Europe
Amérique du Nord et centrale
Amérique du Sud
Asie/Océanie
Afrique/Moyen-Orient
Transports aériens (incluant l'acheminement jusqu'à l'aéroport de départ)
Transports maritimes (incluant l'acheminement jusqu'au port de départ)
Transports terrestres

Maîtriser nos risques industriels



Jean-Pierre Vuillerme, Directeur du service-Groupe Environnement et Prévention

La gestion des risques industriels

"Maîtriser les risques industriels, c'est garantir la pérennité et la continuité de nos activités tout en assurant la protection du personnel, de nos actifs et de nos environnements. En 2003-2004, pour affiner la connaissance de nos risques et définir des plans d'action adaptés, nous avons réalisé une étude permettant de recenser et de hiérarchiser les risques selon leur criticité et leur niveau de protection. Nous avons par ailleurs regroupé les équipes en charge de la "sécurité incendie et sinistres majeurs" et de la "sûreté des personnes et des biens" au sein d'un nouveau département "Protection du patrimoine" avec l'ambition d'améliorer encore notre efficacité dans ces domaines."

Des risques industriels limités

Le risque incendie est le principal risque industriel du Groupe. Des facteurs propres à notre activité l'expliquent : utilisation et production de composants inflammables et à fort pouvoir calorifique, géométrie en "corps en creux" des pneumatiques, qui ralentit la diffusion des produits d'extinction.

En 2003, 10 départs de feux ont été considérés comme significatifs, et 6 en 2004. Ils ont fait l'objet d'un examen approfondi et ont contribué au retour d'expérience. Aucun n'a provoqué de dommages conséquents ; seuls trois opérateurs ont été impliqués, pour des blessures sans gravité. Ces incidents n'ont entraîné aucune nuisance à l'encontre des riverains des sites concernés. Ils ont par ailleurs permis d'identifier une cause technique particulière de départ de feu : le processus concerné a été modifié en conséquence.

Aucun autre sinistre significatif n'est à déplorer au cours de la période 2003-2004.

Pour ce qui concerne l'amiante, rappelons que ce matériau n'est utilisé ni dans la composition des pneumatiques, ni dans leur processus de fabrication. Michelin a éliminé les sources libres depuis plusieurs années et pilote la suppression progressive de tous les matériaux contenant de l'amiante confiné.

LES PRINCIPAUX FACTEURS DE RISQUES DE NOS ACTIVITÉS

Activité industrielle	Principaux risques	Action Michelin
Production de caoutchouc de synthèse *2 sites industriels concernés, classés "Seveso" seuil haut ou équivalent, à Bassens (France) et Louisville (Kentucky, États-Unis)*	Caractère inflammable des hydrocarbures utilisés pour la synthèse de caoutchouc	Réévaluation régulière de la qualité des mesures de prévention et de protection des sites
Production de câbles métalliques *13 ateliers dans le monde pour l'approvisionnement de 74 usines*	Déversement accidentel d'effluents liquides provenant des appareils de traitement électrolytique des câbles	Procédures de contrôle des réactions chimiques pour éviter les rejets nocifs et faciliter le traitement des effluents en station d'épuration
Production de roues *2 sites, en France et en Allemagne*	Emission de COV par les solvants utilisés pour les peintures et le nettoyage des équipements	Programme d'élimination des COV par utilisation de nouveaux produits ou traitement des émissions
Production de mélanges de gommes *32 ateliers dans le monde pour l'approvisionnement de 74 usines*	Dommages conséquents en cas de départs de feu accidentel en raison du pouvoir calorifique de ces produits	Généralisation de la protection par sprinklage, achèvement prévu en 2006
Production de renforts textiles *4 ateliers*	Libération de vapeurs et gaz due aux colles et au traitement des nappes encollées dans des fours thermiques	Installation de filtres à gaz en sortie des fours

Une démarche globale de maîtrise des risques industriels s'appuyant sur des outils dédiés

Un référentiel éprouvé

Nous appliquons sur nos sites notre propre standard d'exigence pour la mise sous contrôle des risques industriels majeurs, le *High Protected Risk Michelin* (HPRM), créé pour prendre en compte le plus en amont possible les impératifs de sécurité. Il complète l'approche courante, qui généralement privilégie la **protection**, par deux volets : la **prévention** (ensemble des moyens destinés à empêcher la survenance des sinistres) et l'**intervention** (ensemble des moyens destinés, par leur efficacité immédiate, à limiter les dommages).

Une équipe centrale de 10 experts s'appuie sur le réseau opérationnel des sites, pour appliquer progressivement cette démarche globale à l'ensemble des installations du Groupe. Démarrée en 2003, cette démarche s'est poursuivie en 2004 pour les installations et processus présentant des risques majeurs. L'état des sites a été apprécié en regard du standard HPRM et les axes de progrès ont été identifiés, puis hiérarchisés dans des plans de mise en conformité.

À fin 2004, tous nos sites industriels et logistiques ont établi de tels plans. La mise en œuvre des mesures prioritaires est imposée pour 2006, leur généralisation à l'ensemble des ateliers de fabrication est programmée pour 2008-2009.

Depuis 2003, les nouveaux projets (construction, réfection, extension, changement majeur de procédé de fabrication, etc.) sont expertisés par un correspondant du réseau Environnement et Prévention. En 2003-2004, pour l'ensemble du Groupe, 70 projets majeurs ont été déclarés conformes au standard HPRM.

La méthodologie de cartographie des risques industriels Michelin

Au cours de l'année 2004, nous avons défini une méthode spécifique de cartographie des risques incendie et sinistres majeurs et l'avons testée sur une douzaine de sites. Dès 2006, tous nos sites auront établi une première cartographie de leurs risques dans ces domaines.

Une nouvelle base de données événementielles

Pour optimiser notre base de données statistiques et faciliter le partage d'expérience, nous avons développé "Sécuristat", logiciel de recueil et de traitement des données événementielles relatives à la gestion des risques industriels. 32 sites l'utilisaient à fin 2004. Le déploiement de ce logiciel sur l'ensemble des sites industriels et logistiques du Groupe se poursuit en 2005.

19 500 événements sont recensés dans cette base, dont l'historique remonte à 1996. Les contributeurs internes qui la renseignent reçoivent en retour une analyse, établie par les experts du Groupe, leur proposant des voies de progrès.

L'équipe des pompiers de l'usine Michelin de Bridgewater (Canada) lors d'un entrainement à l'extinction d'un feu.





Incidences potentielles de la modification de la directive européenne "Seveso II"

La directive européenne "Seveso II" vise à prévenir les accidents majeurs liés à des substances dangereuses présentes sur les sites industriels, et à limiter leurs conséquences pour l'homme et l'environnement. Les sites concernés sont soumis à des exigences réglementaires d'information et de prévention, en fonction des quantités et de la nature des substances stockées. À fin 2004, sur plus de 40 sites européens, un seul est classé "seuil haut" et 6 sont classés "seuil bas". L'amendement Seveso 2003, applicable en 2005, prévoit de diviser par un facteur de 2 à 4 le niveau des stocks entraînant le classement. Pour les sites Michelin, la principale modification est l'inscription du zinc et de ses composés dans la liste des substances dangereuses pour l'environnement aquatique. Au final, à risque réel identique, le nombre de nos sites classés pourrait augmenter sensiblement dès 2005.



Quelques objectifs de progrès

- **Développer en 2005 un outil permettant d'évaluer la conformité des sites au standard HPRM et mettre en place un indicateur afin de suivre l'évolution des plans de progrès.**
- **Conduire en 2005, en partenariat avec d'autres manufacturiers et logisticiens, des études et essais en vraie grandeur en vue d'apprécier de façon objective l'efficacité des installations de sprinklage existantes et de tester des technologies nouvelles.**

Réduire l'impact des débris d'usure et les émissions de COV



Claude Janin, responsable de la recherche sur les matériaux

L'impact environnemental de l'usage des pneumatiques

"Un pneu perd en moyenne 10 % de son poids par usure au cours de sa vie. L'impact sur l'environnement et la santé des particules d'usure ainsi déposées sur les routes s'avère nettement plus faible que celui de la consommation de carburant liée à la résistance au roulement. Néanmoins, Michelin poursuit, depuis 2002, un programme de recherche visant à préciser et à maîtriser cet impact. Il s'articule en deux chantiers principaux. Le premier consiste à caractériser les particules d'usure et observer leur évolution dans le temps. Le second vise à éliminer - sans concessions sur les performances de nos pneus - des substances récemment référencées comme "dangereuses pour la santé", telles que les huiles aromatiques, ou pour "l'environnement aquatique" tel que l'oxyde de zinc, mais pourtant indispensables, en l'état actuel des connaissances, à l'obtention d'un pneumatique performant et sûr. Par ailleurs, nous travaillons à réduire les quantités de composés organiques volatils libérées par les pneus."

Vers une meilleure caractérisation des débris d'usure

L'objectif de nos travaux sur les débris d'usure est de pouvoir quantifier, à l'aide d'un protocole d'évaluation, les impacts éventuels sur la santé et l'environnement des bandes de roulement de pneumatiques, qui génèrent les débris d'usure. Outre un état des lieux plus précis de la situation actuelle, ceci nous permettra d'évaluer l'impact de toute nouvelle composition de bande de roulement avant sa mise sur le marché.

À l'ouverture de ce programme de recherche, nous avons expérimenté deux méthodes : recourir à un abrasimètre en laboratoire ou équiper un véhicule de tourisme de voies d'aspiration aux abords des pneumatiques arrière pour récupérer des particules en roulage réel.

La taille des particules collectées sur l'abrasimètre était trop éloignée de celle des particules récupérées sur véhicule pour être représentatives de la réalité. Le véhicule équipé, quant à lui, a permis de recueillir une quantité satisfaisante de débris d'usure, estimée à environ 80 % de la gomme perdue par le pneu en roulage. Ces particules étaient mélangées à d'autres, issues de l'usure du revêtement routier ou déposées par le vent.

Nos premières analyses, réalisées à l'aide d'une instrumentation prototype, permettent d'estimer que la distribution de taille des particules d'usure du pneu est centrée autour de 40 microns, et que la proportion des particules de moins de 10 microns, susceptibles de rester en suspension dans l'air, est très inférieure aux 5 % que nous avions cités dans notre précédent rapport. Nous poursuivons nos mesures pour confirmer ce résultat et publier une valeur plus précise sur la proportion de particules restant en suspension dans l'air.

Ces premiers résultats tendraient à prouver que les impacts potentiels liés aux débris d'usure des pneumatiques concerneraient moins la santé, du fait de la rareté des particules en suspension dans l'air susceptibles d'être inhalées, que l'environnement, du fait des quantités déposées sur les routes, estimées à 2 millions de tonnes par an dans le monde. Dans cette optique, nous poursuivons nos travaux par l'étude des processus de décomposition photochimique et biochimique des particules d'usure du pneu et l'analyse des eaux de pluie qui viennent "laver" ces particules, à tous les stades de leur dégradation.



Véhicule équipé pour collecter les débris d'usure

L'élimination des substances à impact potentiel, sans concession sur les performances des pneumatiques

Remplacer les huiles aromatiques

Les huiles entrant traditionnellement dans la composition des gommes de pneumatiques contiennent de faibles quantités d'Hydrocarbures Aromatiques Polycycliques (HAP), dont certains sont classés cancérigènes. Ces huiles dites "aromatiques" sont, en l'état actuel des connaissances, nécessaires pour conférer aux pneumatiques leurs pleines capacités d'adhérence, essentielles pour la sécurité. Anticipant sur le projet de directive européenne (Dir. 76/769.CEE-révision n°27) qui prévoit d'interdire leur utilisation à horizon 2009-2010, nous nous sommes engagés à la fin des années 90 dans un programme de recherche intensif visant à éliminer ces huiles de tous nos pneumatiques, sans concession sur leur performance. Les huiles de substitution étudiées, dites "non aromatiques", contiennent environ 50 fois moins de HAP que les huiles traditionnelles.

Grâce à ces recherches, nous serons en mesure de généraliser la suppression des huiles aromatiques en Europe à l'horizon 2009, puis rapidement sur les autres continents.

Certaines de nos actions sont menées en concertation avec l'Association Européenne des Industries du Caoutchouc (BLIC). Dans ce cadre, nous avons mis au point la méthode d'analyse retenue par l'ISO, qui permettra de déterminer si un pneu comporte ou non des huiles aromatiques.

Réduire les dépôts de zinc

L'oxyde de zinc est utilisé comme activateur de vulcanisation. Il est présent aujourd'hui à hauteur de 1 % dans les bandes de roulement des pneumatiques. L'usure des pneumatiques contribue donc, parmi d'autres sources comme les glissières de sécurité, au dépôt de zinc sur les routes. On estime à 4 500 tonnes de zinc équivalent métal les quantités déposées par les pneus sur les routes d'Europe occidentale chaque année. Les sels de zinc peuvent se dissoudre dans l'eau et ainsi pénétrer dans les sols. Nous étudions des solutions pour réduire de 50 à 80 % les quantités d'oxyde de zinc utilisées. Toutefois, un long programme de validation sera encore nécessaire pour confirmer que ces pneus sont aussi performants et sûrs que les produits qu'ils remplacent et pouvoir les commercialiser à grande échelle.

Rappelons que l'oxyde de zinc et les huiles aromatiques sont des substances référencées comme dangereuses en tant que matières premières. À ce jour, leur toxicité une fois emprisonnées dans les gommes de pneus n'est pas avérée. Ces programmes de recherche pour les éliminer répondent donc à un principe de précaution.



Réduction des Émissions de Composés Organiques Volatils (COV)

Les constructeurs automobiles sont soumis à des obligations de réduction des COV émis par leurs véhicules, notamment en Californie. Or nos pneus contiennent des COV, liés à leur composition ou à leur procédé de fabrication. Même si nos pneumatiques permettent l'homologation de tous les véhicules que nous équipons en première monte, nous nous sommes dotés, en 2003, d'une étuve conçue pour étudier les émissions de COV propres à un train de pneumatiques. Nos mesures sur des pneus tourisme basse résistance au roulement concluent à l'existence de trois sources : l'éthanol provenant des mélanges à base de silice (50 %), les solvants de polymérisation utilisés dans la fabrication des élastomères synthétiques (30 %) et les solvants utilisés lors de l'assemblage du pneu (20 %). Notons que les pneumatiques traditionnels renforcés au noir de carbone et les pneumatiques composés majoritairement de caoutchouc naturel libèrent des quantités de COV significativement plus faibles.
Pour diminuer le taux d'éthanol des pneus à la silice, nous recherchons avec nos fournisseurs des solutions pour remplacer l'agent de liaison élastomère-silice. Les premiers résultats obtenus nous permettent d'envisager une réduction de plus de 50 % de cette source de COV. Le programme de réduction des solvants d'assemblage décrit en p. 74 réduira également les quantités de COV résiduelles émises.



Quelques objectifs de progrès

- **Étendre le programme de collecte et d'analyse des débris d'usure aux pneus poids lourds d'ici à fin 2005.**
- **Généraliser la suppression des huiles aromatiques dans tous nos pneumatiques à l'horizon 2009.**

Valoriser les pneumatiques usagés



Serge Palard, responsable du département Valorisation des PUNR

La valorisation et l'élimination des Pneus Usagés Non Réutilisables (PUNR)

"Les nombreuses possibilités de transformation et de valorisation offertes par les pneus usagés en font un produit à fort potentiel, en tant que combustible alternatif ou matière première secondaire. Nous collaborons avec les autres manufacturiers de pneus pour créer des sociétés communes de prise en charge des Pneus Usagés Non Réutilisables (PUNR). En 2003-2004, quatre nouvelles sociétés ont été créées en Europe. Grâce à ces structures, les taux de valorisation progressent fortement. Michelin s'investit également dans la création de nouveaux débouchés de valorisation pérennes et soutient la R&D, misant prioritairement sur les filières exploitant pleinement les propriétés du caoutchouc."

La volonté d'assumer pleinement notre responsabilité de manufacturier de pneus

Des volumes annuels à valoriser en augmentation

Plus d'un milliard de pneus neufs sont vendus chaque année dans le monde, générant au terme de leur usage autant de pneus usagés non réutilisables dans leur fonction première. Malgré l'augmentation de la durée de vie des pneus, ces volumes augmentent progressivement du fait de la croissance du trafic.

Dans l'Europe des 25, en 2003, le volume de PUNR à traiter a atteint 2,3 millions de tonnes.

Promouvoir une gestion efficace, responsable et collégiale des PUNR

Nos actions en matière de PUNR poursuivent cinq objectifs principaux :

- traiter l'ensemble des flux de PUNR générés chaque année ;
- créer et développer des filières de valorisation performantes et pérennes, permettant de garantir le traitement des PUNR, par tous les acteurs, dans le respect de l'environnement ;
- réduire le montant des contributions environnementales payées par les consommateurs grâce à une baisse des coûts de gestion des PUNR ;
- agir à la source pour que la question de l'exportation de pneus d'occasion soit traitée de manière responsable ;
- trouver, à terme, des solutions permettant d'éliminer les stocks historiques de PUNR.

Dans ce but, nous dialoguons avec les associations professionnelles et les gouvernements des pays où nous sommes implantés pour promouvoir, sous la forme la plus adaptée au contexte local, le système de responsabilité du producteur, le meilleur pour atteindre ces objectifs.

En interne, nous avons mis en place une équipe dédiée à la question des PUNR. Trois personnes au siège coordonnent les actions et animent un réseau de correspondants qui couvre aujourd'hui l'Europe, les États-Unis, le Japon et le Brésil. Nous l'étendrons progressivement pour répondre aux enjeux spécifiques de chaque zone.

TAUX DE VALORISATION DES PNEUS EN FIN DE VIE
(en pourcentage du volume total)


Décharges et non répertoriés
Valorisation énergétique
Valorisation matière
Exportation - réutilisation
Rechapage dans la zone
35
19
13
10
11
13
29
31
32
61
41
21
27
24
26
16
19
8
8
13
26
12
13
25
24
11
13
12
4
4
01
03
01
03
01
03
Europe de l'Ouest*
Amérique du Nord
Japon
* Autriche, Allemagne, Belgique, Danemark, Espagne, Finlande, France, Grèce, Hongrie, Italie, Norvège, Pays-Bas, Pologne, Portugal, Royaume-Uni, Suède, Suisse.

En Europe, nous mettons en place des structures collégiales de prise en charge des PUNR. Ces sociétés, financées par les manufacturiers, ont pour mission d'organiser et de professionnaliser les filières de valorisation, notamment par la sélection de prestataires (collecteurs, trieurs, valorisateurs).

La structure française Aliapur prévoit de consacrer en 2005 jusqu'à 10 % de son budget en R&D, afin de mettre au point de nouveaux débouchés de valorisation rentables et respectueux de l'environnement. En 2004, première année de fonctionnement d'Aliapur, 406 000 euros ont été investis.

Des organisations et des résultats qui progressent

Depuis 2003, quatre nouvelles sociétés de gestion collégiale des PUNR ont été créées, en Belgique, Grèce, Hongrie et Roumanie. À fin 2004, de telles structures sont en place dans onze pays européens. Deux nouvelles sociétés couvrant l'Espagne et l'Italie devraient être opérationnelles en 2005.

Aux États-Unis et en Europe occidentale, le taux de PUNR non-valorisés (mis en décharge ou échappant aux systèmes de traçabilité) est passé de 65 % il y a 10 ans à respectivement 10 et 19 % en 2003. Les pays ayant récemment accédé à l'Union Européenne présentent encore un taux de mise en décharge de 75 % en 2003, ramenant la moyenne à 25 % pour l'Europe des 25.



Quelques objectifs de progrès

- **0 % de pneus en décharge dans l'Europe des 25 à partir de mi-2006, conformément à la Directive Européenne.**
- **En Amérique du Nord, continuer à participer à toutes les opérations menées dans le cadre de la *Rubber Manufacturers Association* pour encourager la valorisation des pneumatiques.**



Facturer séparément le coût de traitement des pneus usagés

Pour financer les systèmes de gestion collégiale des PUNR, Michelin défend le principe d'une contribution environnementale, identifiée par une ligne séparée sur les factures d'achat de pneus neufs, de manière à isoler le coût de traitement des pneus usagés. En effet, seule cette solution permet à la fois d'assurer la pérennité du financement (y compris celui des programmes de R&D), de garantir la transparence et l'équité du système envers les utilisateurs et de pouvoir répercuter les baisses de coût recherchées.

LES SYSTÈMES ET STRUCTURES OPÉRATIONNELLES DE GESTION DES PUNR DANS LE MONDE À FIN 2004


NO
SRO
SDAB
BEM
RECYTYRE
VALORPNEU
ANVELOPE
ECOELASTIKA

En Europe :
- Système de responsabilité producteur en place (la loi fixe le cadre juridique et donne aux producteurs (fabricants, importateurs) la responsabilité de l'organisation du traitement des PUNR)
- Système de responsabilité producteur en préparation
- Système libéral (la loi fixe les objectifs à atteindre, mais ne désigne pas les acteurs responsables)
- Taxe parafiscale (l'État se charge de la collecte et de la valorisation des PUNR, opérations financées par une taxe perçue auprès des producteurs et répercutée vers l'utilisateur du produit)
- Absence de réglementation

ALIAPUR *Structure opérationnelle de gestion*

Dans le reste du monde :
- Brésil et Nigeria : responsabilité producteur
- États-Unis : taxe parafiscale dans 35 états, marché libre ou absence de réglementation dans les autres
- Japon et Australie : système libéral
- *Afrique du Sud, Chine et Turquie* : réglementation en préparation
- autres : absence de réglementation



Gérer les risques associés aux pneus d'occasion

Il existe depuis longtemps un marché de pneus d'occasion, principalement exportés vers le Brésil, le Mexique, les pays d'Europe de l'Est et d'Afrique. Dans certains pays en développement, il répond à une demande de pneus bon marché et fournit une source de revenus à de nombreux revendeurs. Cependant, l'utilisation de pneus d'occasion non contrôlés reste préoccupante, car elle n'offre aucune garantie en matière de sécurité routière.

Les efforts que nous avons engagés pour professionnaliser la valorisation des pneus usagés répondent à cette préoccupation à deux niveaux :

- chez les prestataires agréés, les pneus usagés (PU) doivent faire systématiquement l'objet d'un diagnostic visant à séparer les PUR (Pneus Usagés Réutilisables, c'est-à-dire réutilisables en l'état ou rechapables) des PUNR, afin que seuls les pneus usés répondant à des critères de qualité minimum soient retenus comme réutilisables ;
- la recherche de débouchés économiquement viables devrait, à terme, inciter à valoriser les PUNR dans le pays d'origine.

Le PUNR, un produit à fort potentiel

Développer en priorité les modes de valorisation à forte valeur ajoutée

Grâce aux propriétés de leurs composants, les pneus non réutilisables peuvent être valorisés sous diverses formes : en pneus entiers (ex. : ouvrages de soutènement), en pneus découpés (ex. : tapis de support de voie ferrée pour réduire les bruits et les vibrations), en pneus déchiquetés (ex. : remblai léger dans la construction de routes), ou encore en granulat et en poudrette (confection d'objets moulés et de pièces pour l'industrie, sols amortissants pour terrains de jeux par exemple, etc.). En revanche, le recyclage des pneus usés dans la fabrication de pneus neufs ne constitue pas une voie de valorisation possible, car il se traduit par une dégradation significative des performances en matière de sécurité routière et de longévité.

L'objectif de Michelin est de développer des débouchés matière pérennes, ayant une valeur ajoutée et utilisant pleinement les propriétés du caoutchouc, de manière à anticiper la montée en puissance de la collecte des PUNR en Europe et la possible saturation des débouchés actuels.

Un important travail de R&D, d'industrialisation et de maîtrise des procédés est engagé, piloté en France par Aliapur *(voir encadré)*. Parmi les débouchés à étudier figurent l'incorporation de poudrette dans les bitumes routiers (pratique courante aux États-Unis réduisant le risque d'aquaplaning et engendrant des gains acoustiques de plusieurs décibels), la production de matériaux composites granulat-thermoplastique et l'inclusion de granulats de pneus dans le béton pour améliorer la résistance des structures aux vibrations. Par ailleurs, Aliapur, avec l'aide de partenaires scientifiques et industriels (constructeurs et équipementiers automobiles), a engagé des études afin d'augmenter la part des éléments intégrant des produits issus du recyclage dans la composition des véhicules.

Asseoir les filières de valorisation énergétique

Dotés d'un pouvoir calorifique équivalent à celui d'un charbon de bonne qualité, les PUNR peuvent être utilisés comme combustible alternatif aux combustibles d'origine fossile. La hausse des prix des produits pétroliers et la nécessité de préserver les ressources naturelles constituent des facteurs favorables au développement de cette filière.

En Europe, la cimenterie est le principal débouché pour la valorisation énergétique. De nouvelles cimenteries s'équipent progressivement pour pouvoir utiliser les PUNR comme combustible dans le respect des normes de rejets atmosphériques qui seront en vigueur en 2008. Pour sécuriser l'accès à ces nouvelles capacités de valorisation, Aliapur a conclu dès 2003 des partenariats avec des cimentiers comme Lafarge, Holcim, Italcementi, Jura Cement, en France, en Suisse et au Maroc. Peu développée en Europe, mais plus répandue aux États-Unis, l'utilisation des PUNR comme combustible en centrales thermiques ou en chaudières industrielles est une autre voie possible.



Aliapur : bilan positif d'une première année

Fondée par sept manufacturiers de pneus, la société Aliapur organise la collecte et la valorisation des pneus usagés en France pour le compte de ses clients, qui représentent aujourd'hui plus de 80 % des pneus mis sur le marché. Son objectif à court terme est de supprimer la mise en décharge des pneus usagés et à long terme de développer une valorisation des PUNR équilibrée, respectant les principes d'efficacité environnementale, d'équilibre économique et de partenariat pour une maîtrise des coûts. À fin 2004, c'est-à-dire après seulement 10 mois d'activité opérationnelle, Aliapur est devenu l'acteur de référence du marché en ayant déjà collecté et valorisé 213 000 tonnes de pneus usagés, soit 96 % des tonnages mis sur le marché par ses clients dans la période.

Revêtement de sol amortissant à base de poudrette de PUNR.



La montée en puissance de la filière aciérie électrique

En 2004, l'utilisation de PUNR en aciérie équipée de four à arc électrique a été validée industriellement en France. Plus de 7 000 tonnes de PUNR ont été incorporées en substitution d'anthracite et de ferraille. Cette voie de valorisation, utilisant à la fois le carbone et l'acier contenus dans les pneus, est une première mondiale prometteuse.



Échanges de bonnes pratiques pour l'optimisation du traitement des PUNR

L'approche internationale de la question des PUNR permet l'échange de bonnes pratiques et favorise le transfert de savoir-faire vers des pays qui s'engagent dans la création de structures collégiales. À ce titre, Michelin a reçu en 2003, à Clermont-Ferrand, deux représentants des Ministères roumains de l'Environnement et de l'Industrie pour leur présenter l'organisation mise en place en France. La SC Michelin Romania SA a pris activement part à la préparation du texte de loi roumain et à la création en 2004 de la société EcoAnvelope, dont elle occupe la présidence. De son côté, Aliapur a reçu en formation de nombreux représentants de sociétés de gestion des PUNR en cours de création en Europe.





Depuis 2004, les manufacturiers et les importateurs ont la responsabilité légale de collecte et de traitement des pneus usagés. En France, Michelin a joué un rôle moteur pour structurer la concertation des acteurs et pris une part active à la création de la société Aliapur. En 2004, l'importance des tonnages collectés a été une bonne surprise et la traçabilité a été améliorée. Aliapur doit encore travailler à l'amélioration du bilan économique de la filière et confirmer sa volonté de s'impliquer dans le traitement des stocks historiques. Dans les autres pays, le Groupe favorise la diffusion de ce modèle qui se veut à la fois efficace sur le plan environnemental et respectueux du jeu de la concurrence sur les pneus neufs."

Eric Lecointre, Ingénieur, Département Prévention et Valorisation des Déchets, ADEME



Roulettes à base de poudrette de PUNR.

Annexes

Périmètre et méthodologie de reporting

Les informations qualitatives et quantitatives présentées dans ce rapport couvrent, sauf exception précisée, l'ensemble des activités et des zones géographiques où opère Michelin dans le monde.

Pour certains indicateurs relatifs au personnel, les activités de distribution (Euromaster, TCI) et les plantations d'hévéas ne sont pas intégrées : elles représentent environ 10 % des effectifs du Groupe.

Pour les indicateurs environnementaux, collectés via notre logiciel GAIA, le périmètre est limité aux activités dont les impacts ont été jugés significatifs. Il inclut ainsi les centres de production, les centres de R&D et les plantations du groupe Michelin. S'y ajoutent, lorsque leurs impacts ont été jugés significatifs ou s'ils sont indissociables de ceux d'autres activités, des centres logistiques ou administratifs. Compte tenu du taux de remontée des informations à l'intérieur du périmètre considéré, les données environnementales couvrent environ 95 % de l'activité.

Le Groupe publiant un rapport Performance et Responsabilité Michelin tous les 2 ans, le présent rapport couvre au minimum les exercices 2003 et 2004. Des données historiques sur une période plus large ont parfois été intégrées dans les graphes.

Tous nos indicateurs sont calculés et consolidés selon des standards internes communs à l'ensemble du Groupe, assurant la cohérence des méthodologies employées. Celles-ci tiennent compte des réglementations nationales et des travaux internationaux en matière de reporting environnement et développement durable : *Global Reporting Initiative* (GRI[1]), *Greenhouse Gas Protocol Initiative*[2] et Groupe d'experts Intergouvernemental sur l'Évolution du Climat (GIEC - en anglais IPCC[3]).

La fréquence de remontée des informations des sites est, pour la plupart des indicateurs, trimestrielle. Les contrôles de cohérence des données collectées et la consolidation des indicateurs sont effectués par les services centraux du Groupe.

Avis de l'Audit Interne sur le processus d'élaboration du premier rapport Performance et Responsabilité Michelin (publié en 2003)

La mission du Service Audit Interne consiste à réaliser un diagnostic indépendant et ponctuel du contrôle interne dans toutes les entités de l'Entreprise.

Les auditeurs sont amenés à faire des constats sur la bonne mise en pratique des valeurs du Groupe et sur le déploiement de la Charte Performance et Responsabilité Michelin.

Une mission d'audit menée en 2004 a permis d'apprécier le niveau de contrôle interne du processus d'élaboration du premier rapport Performance et Responsabilité Michelin, publié en 2003.

Cette mission a porté essentiellement sur les processus de rédaction du rapport et de collecte des informations environnementales et sociales depuis les sites industriels vers les services centraux.

Les auditeurs ont examiné la définition et l'application des règles de gestion pour la remontée de l'information, la cohérence dans l'application de ces règles entre les différentes zones géographiques, la traçabilité des informations chiffrées et leur processus de validation.

Les travaux, dont le périmètre couvrait l'ensemble des activités du Groupe, ont consisté en :

- 16 entretiens avec les personnes des services du Personnel et de l'Environnement et Prévention ;
- 12 entretiens avec les responsables des différents domaines impliqués dans le rapport ;
- 8 visites de sites industriels : 6 en Europe et 2 en Amérique du Nord ;
- des tests de conformité sur la fiabilité des données ;
- des évaluations de procédures mises en place pour la définition et la vérification des informations contenues dans le rapport.

Sur la base des travaux effectués, les auditeurs ont pu constater la fiabilité du système mis en place pour la remontée des informations environnementales ainsi que le bon niveau de connaissance des règles communes de gestion et de calcul des indicateurs de la part des responsables sur les sites industriels.

Suite aux recommandations relatives à l'optimisation de la traçabilité des données et à l'amélioration de la formalisation des processus, formulées et présentées par les auditeurs aux commanditaires et à l'équipe Performance et Responsabilité Michelin, un plan d'action a été mis en œuvre.

Les auditeurs ont bien noté que leurs recommandations ont été prises en compte. Ils ont validé le plan d'action.

[1] www.globalreporting.org
[2] www.ghgprotocol.org
[3] www.ipcc.ch

Michelin en chiffres

	2004	Indicateurs GRI
Chiffre d'affaires consolidé (millions d'euros)	15 689	EC1
Effectif moyen	126 474	2.8
Masse salariale (millions d'euros)	4 872	EC5
Montant des achats de biens et services (millions d'euros)	9 007	EC3
Dépenses de formation (en % de la masse salariale)	3,76 %	LA9
Nombre d'heures de formation/salarié/an	29	LA9
Taux de fréquence des accidents du travail (en nombre d'accidents avec arrêt de travail par million d'heures travaillées)	5,73	LA7
Taux de gravité des accidents du travail (en jours d'arrêt par millier d'heures travaillées)	0,32	LA7
Pourcentage de femmes dans l'encadrement supérieur	4,1 %	LA11 - 2.9
Pourcentage de femmes dans l'encadrement	13,7 %	LA11 - 2.9
Pourcentage des postes d'encadrement supérieur tenus par des non-français	35 %	LA11 - 2.9
Pourcentage du nombre de sites de production évalués selon la méthode EVANE (ergonomie)	80 %	-
Résultat net (millions d'euros)	527	-
Résultat d'exploitation (millions d'euros)	1 299	-
Marge d'exploitation (en % du chiffre d'affaires)	8,3 %	-
Dettes financières nettes (millions d'euros)	3 270	EC6
Résultat net par action (euros)	3,59	EC6
Dividende net par action (euros)	1,25*	EC6
Ratio endettement net sur fonds propres	0,70	-
Pourcentage de pneus produits dans des usines certifiées ISO 14001 (en tonnage)	90 %	-
Consommation d'eau (en m³/t de produit fini)	15	EN5
Consommation d'énergie (en GJ/t de produit fini)	16	EN3 - EN4
dont sources fixes Michelin	*10*	EN3
dont vapeur (sous-traité)	*1,0*	EN4
dont électricité	*5,3*	EN4
Émissions de CO_2 (en t/t de produit fini)	1,3	EN8
dont sources fixes Michelin	*0,6*	EN8
dont vapeur (sous-traité)	*0,1*	EN8
dont électricité	*0,6*	EN8
Émissions de Composés Organiques Volatils (COV) (en kg/t de produit fini)	4,5	EN10
Émissions d'oxydes d'azote (NO_X) (en kg/t de produit fini)	0,9	EN10
Pourcentage de déchets valorisés	77 %	EN11
dont déclassés de fabrication	*79 %*	EN11
dont autres déchets industriels	*74 %*	EN11
	2003	
Taux de valorisation des pneus en fin de vie (en % du volume)		EN15
Europe de l'Ouest	*81 %*	EN15
États-Unis	*90 %*	EN15

* Dividende proposé à l'Assemblée Générale des Actionnaires le 20 mai 2005.

D'autres informations chiffrées sont publiées dans le Rapport Annuel 2004 du groupe Michelin.

Ce rapport a été élaboré par l'équipe en charge de l'animation de la démarche
Performance et Responsabilité Michelin, avec l'assistance du cabinet Ernst & Young.
Conception graphique : WPrintel - Réalisation : Japa.
Crédit photos : ©Michelin, Pierre Soissons.
Imprimé par IMC (France), en avril 2005, sur papier Galaxi Keramik fait à base de pâte sans chlore.

O

Organisation responsabilisante - Mode d'organisation du travail en équipe, visant à développer la motivation et la capacité des personnes à assumer des responsabilités élargies, pour une meilleure efficacité de toute l'équipe. La répartition des rôles, les règles de fonctionnement et l'évaluation optimale des moyens nécessaires sont réalisées au sein de l'équipe, dans un objectif de "progrès continu". ***page 43***

P

Parties prenantes - Ensemble des acteurs participant directement à la vie sociale et économique de l'Entreprise (salariés, clients, fournisseurs, actionnaires), observant l'entreprise (ONG, syndicats) ou l'influençant (pouvoirs publics, collectivités locales, société civile). ***page 5***

Performances d'un pneu - Ensemble des critères caractérisant les qualités d'un pneu. La performance globale désigne l'équilibre atteint en fonction d'un usage défini. ***pages 30, 39***

Pneus haute performance - Pneus destinés aux voitures sportives, grandes routières et haut de gamme, assurant un haut niveau de sécurité et aux performances élevées en tenue de route, vitesse maximale, comportement et confort. ***page 28***

Pneu Vert - Pneu à basse résistance au roulement, inventé par Michelin en 1992, contribuant directement à une réduction de la consommation de carburant et des émissions polluantes. ***pages 35, 38, 39***

Première monte - Marché du pneumatique correspondant à l'équipement de véhicules neufs directement chez les constructeurs. ***page 26***

PUNR (Pneu Usagé Non Réutilisable) - Pneu usagé, ne pouvant plus être ni recreusé ni rechapé, destiné à être valorisé selon plusieurs filières. ***pages 80 à 83***

R

Radial - La structure radiale différencie les fonctions du sommet du pneu et de ses flancs. Elle introduit le positionnement radial de la nappe caoutchoutée renforcée constituant la carcasse du pneu, par différence à la structure conventionnelle constituée de superposition de nappes croisées. Inventée par Michelin en 1946, elle améliore la robustesse et la longévité du pneu, donc la sécurité, et réduit sa résistance au roulement. ***page 34***

Rechapage - Opération au cours de laquelle la bande de roulement d'un pneu poids lourd usé est remplacée par une bande de roulement neuve. Le rechapage peut se faire sur un pneu recreusé et le pneu rechapé peut être recreusé à son tour. Le pneu rechapé assure des performances équivalentes au pneu neuf. ***pages 27, 34, 35***

Recreusage - Opération au cours de laquelle la sculpture de la bande de roulement d'un pneu poids lourd usé est reproduite à nouveau dans l'épaisseur de gomme restante. Cette opération prolonge la vie du pneu en toute sécurité, et permet une amélioration sensible de la résistance au roulement du pneu. ***pages 34, 35***

Remplacement - Marché du pneumatique correspondant au remplacement des pneus d'origine usés par des pneus neufs. ***page 26***

Résistance au roulement - La résistance au roulement est l'énergie consommée par le pneu du fait des déformations qu'il subit au roulage. L'abaissement de la résistance au roulement des pneus contribue à réduire la consommation en carburant des véhicules et les émissions polluantes. ***pages 31, 34, 35, 39, 68***

Responsabilité du producteur - Système par lequel la loi fixe le cadre juridique et donne aux producteurs (fabricants, importateurs) la responsabilité de l'élimination des produits en fin de vie, les PUNR pour ce qui concerne les pneumatiques. ***pages 80, 81***

S

Service-Groupe - Entité fonctionnelle du groupe Michelin dans un domaine déterminé, par exemple Achats, Audit ou Personnel, intervenant en support des activités opérationnelles et responsable de la définition de la stratégie correspondante du Groupe. ***page 4***

SUV *(Sport Utility Vehicles)* - Véhicules quatre roues motrices, ayant des capacités à la fois routières et tous terrains et le plus souvent une habitabilité, une capacité de charge et une taille supérieures aux véhicules purement routiers. ***page 28***

Système de pilotage actif de la pression *(CTIS : Central Tire Inflation System)* - Système embarqué d'ajustement de la pression des pneus, qui compense automatiquement et en temps réel les pertes de pression naturelles ou accidentelles. ***page 33***

Système de surveillance de la pression *(TPMS : Tire Pressure Monitoring System)* - Système embarqué de surveillance de la pression de gonflage des pneus, qui alerte le conducteur en cas de sous-gonflage significatif, par un signal au tableau de bord. ***page 33***

T

TF (Taux de Fréquence) - Nombre d'accidents du travail avec arrêt supérieur à 1 jour survenus au cours de la période, par million d'heures travaillées. ***pages 48, 49***

TG (Taux de Gravité) - Nombre de jours d'arrêt de travail supérieur à 1 jour pour cause d'accidents du travail au cours de la période, par millier d'heures travaillées. ***page 48***

W

WBCSD *(World Business Council for Sustainable Development)* - Association d'entreprises engagée à promouvoir le développement durable, en tant que mode de développement prenant en compte avec harmonie les aspects économiques, sociaux et environnementaux. ***pages 15, 16***

Glossaire

A

Adhérence - Capacité d'un pneu à transmettre les forces d'accélération, de freinage et de prise de virage "sans déraper". Elle joue un rôle-clé dans la réduction des distances de freinage et la tenue en virage, notamment sur sol mouillé. ***pages 27, 31, 32***

B

Bande de roulement - Surface de gomme placée à la circonférence du pneu et assurant le contact avec le sol. ***pages 32, 34***

C

Comportement routier - Capacité du pneu à transmettre les sollicitations du conducteur, afin de garantir une tenue de route sûre et confortable. ***page 27***

Composés Organiques Volatils (COV) - Composés carbonés s'évaporant à température ambiante. Sous l'effet du rayonnement solaire, ils réagissent avec d'autres gaz de l'atmosphère pour former de l'ozone ou d'autres oxydants photochimiques. ***pages 78, 79***

Confort acoustique - Capacité du pneu à limiter le bruit émis dans la zone de contact avec la route. ***page 27***

D

Dioxyde de carbone (CO_2) - Un des principaux gaz à effet de serre, contribuant à maintenir la chaleur émise par le soleil dans l'atmosphère. *Voir aussi Gaz à effet de serre.* ***pages 20, 74, 77***

Durée de vie - Distance maximale parcourue par le pneu avant que son niveau d'usure ne compromette ses performances, notamment en sécurité. ***pages 27, 30, 31, 34, 35***

E

Efficacité énergétique - Capacité d'un pneu à restituer une part plus ou moins grande de l'énergie qui lui est communiquée par les organes de propulsion du véhicule. *Voir aussi Résistance au roulement.* ***pages 7, 28***

Empreinte environnementale - L'empreinte environnementale d'une entreprise désigne l'ensemble des impacts sur les écosystèmes dus à ses activités (consommation de matières et d'énergie, pollutions, utilisation des sols, etc.). Elle concerne toutes les étapes du cycle de vie de ses produits : production des matières premières, fabrication des produits, utilisation et fin de vie. ***page 68***

Empreinte socio-économique - Suivant la même logique que l'empreinte environnementale, l'empreinte économique et sociale désigne la création de valeur économique et d'équivalent-emplois liée à l'activité d'une entreprise. Elle concerne tous les acteurs de la chaîne de valeur (fournisseurs, producteurs, distributeurs, clients, personnel) et la Société dans son ensemble, qui bénéficie de l'usage des produits et assume les coûts externes liés à l'activité. ***page 5***

Endurance - Capacité du pneu à résister dans la durée à l'ensemble des sollicitations et des agressions auxquelles il est soumis au cours de sa vie. ***pages 27, 30***

G

Gaz à effet de serre - Gaz naturellement présents dans l'atmosphère, qui contribuent à maintenir sur Terre des températures propices aux formes de vie que nous connaissons. Leur accumulation excessive dans l'atmosphère, due à l'augmentation des quantités produites par l'activité humaine, est généralement considérée comme une des causes du réchauffement climatique. Les gaz à effet de serre recensés par le Protocole de Kyoto sont le dioxyde de carbone (CO_2), le méthane (CH_4), le protoxyde d'azote (N_2O), les hydrofluorocarbones (HFC), l'hexafluorure de soufre (SF_6) et les hydrocarbures perfluorés (PFC). Leur impact, qui dépend de leur pouvoir de réchauffement, est généralement exprimé en équivalent CO_2, qui est, par convention, le gaz de référence. ***page 74***

Global Reporting Initiative (GRI) - Partenaire officiel du Programme des Nations Unies pour l'Environnement (PNUE), la GRI est un organisme indépendant ayant pour mission de concevoir et de diffuser des lignes directrices visant à améliorer la qualité, la rigueur et l'utilité des reportings économiques, environnementaux et sociaux. Elle s'appuie sur la participation d'entreprises, d'ONG, d'investisseurs institutionnels, d'associations syndicales, d'universités, etc. ***rabat de fin***

Global Road Safety Partnership (GRSP) - Association internationale créée à l'initiative de la Banque mondiale qui regroupe des institutions internationales, des organismes gouvernementaux, des organisations d'aide au développement et de grandes entreprises internationales. Son objectif est de promouvoir la sécurité routière dans les pays en développement grâce à la réalisation d'actions adaptées au contexte local. ***page 19***

I

ISO 14001 - Norme internationale dont la certification de conformité est attribuée aux entreprises et organisations après appréciation du niveau de planification, de documentation et de mise en œuvre effective de leur politique environnementale. ***pages 71, 72***

L

Ligne-produit - Entité opérationnelle du groupe Michelin se consacrant au développement technique, à la production et à l'activité commerciale mondiale d'une gamme particulière de produits, par exemple Tourisme camionnette ou Poids lourd. ***page 4***

M

Mobilité durable - Organisation des modes de transport rendant possible leur développement au service des sociétés, sans générer d'impact insupportable, notamment sur le long terme, pour les personnes et l'environnement tout en étant compatible avec les objectifs économiques des acteurs impliqués. ***pages 15, 16***

Démarche Performance et Responsabilité Michelin

23 place des Carmes-Déchaux
63040 Clermont-Ferrand Cedex 9 – France
performance-responsabilite@fr.michelin.com

Direction de la Communication

23 place des Carmes-Déchaux
63040 Clermont-Ferrand Cedex 9 – France
www.michelin.com


MICHELIN
Une meilleure façon d'avancer

RECEIVED
2005 JUN 17 P 1:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEC FILE #82-3354

TRANSLATION OF THE FRENCH TEXT

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

(Michelin et Cie.)

Partnership limited by shares with capital of 286,774,050 Euros
Registered Office: 12, cours Sablon, Clermont-Ferrand (Puy-de-Dôme)
855 200 887 R.C.S. Clermont-Ferrand

Rights to Vote

Pursuant to the provisions of Articles L. 233-8 of the Commercial Code and Article 247 of the decree of March 23, 1967, the Company informs its shareholders that at May 20, 2005, the date on which was held the mixed general meeting, the total number of the existing rights to vote was 177 960 544.

TRANSLATION OF THE FRENCH TEXT

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

(Michelin et Cie.)

Partnership limited by shares with capital of 286,774,050 Euros
Registered Office: 12, cours Sablon, Clermont-Ferrand (Puy-de-Dôme)
855 200 887 R.C.S. Clermont-Ferrand

I. - The company accounts and consolidated accounts for the financial year 2004, as published in the *Bulletin des Annonces Légales Obligatoires* on April 6, 2005, pages 5218 to 5232, have been approved without modification by the mixed general assembly of shareholders on May 20, 2005.

The company and consolidated accounts were deposited at the office of the Clerk of the *Tribunal de Commerce* of Clermont-Ferrand on May 31 and June 7, 2005.

II. - Statutory Auditors' General Report

A. - Statutory Auditors' Report on the Financial Statements for the year ended December 31, 2004.

In compliance with the assignment entrusted to us by the Shareholders, we hereby report to you, for the year ended December 31, 2004, on:

- the audit of the accompanying financial statements of Compagnie Générale des Etablissements Michelin;
- the justification of our assessments;
- the specific verifications and information required by law.

These financial statements have been approved by the Managing Partners. Our role is to express an opinion on these financial statements based on our audit.

I. Opinion on the financial statements. – We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the Company's financial position and its assets and liabilities as of 31 December 2004 and of the results of its operations for the year then ended in accordance with the accounting rules and principles applicable in France.

II. Justification of our assessments. – In accordance with the requirements of article L.225-235 of the Commercial Code relating to the justification of our assessments, we bring to your attention the following matter:

- The note to the accounts "Provisions on investments" discloses a release of provision for depreciation for an amount of €96 million on Manufacture Française des Pneumatiques Michelin shares. When assessing the valuation assumptions of the Company, we reviewed the appropriateness of the impairment methodology applied and the correctness of the provision release.

The assessments were made in the context of our audit of the financial statements, taken as a whole, and therefore contributed to the formation of the unqualified opinion expressed in the first part of this report.

III. Specific verifications and information. – We have also performed the specific verifications required by law in accordance with professional standards applicable in France.

We have no matters to report regarding the fair presentation and the conformity with the financial statements of the information given in the management report of the Managing Partners, and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

As required by the law, we also verified that details of the identity of shareholders are disclosed in the Managing Partners' Report.

Paris, March 14, 2005

Statutory Auditors
Members of the Compagnie Régionale de Paris

PricewaterhouseCoopers Audit:	Corevise:
Dominique PAUL	Stéphane MARIE

B. - Statutory Auditors' Report on the Consolidated Financial Statements
for the year ended December 31, 2004.

In compliance with the assignment entrusted to us by the Shareholders, we have audited the accompanying consolidated financial statements of Compagnie Générale des Etablissements Michelin for the year ended 31 December, 2004.

The consolidated financial statements have been approved by the Managing Partners. Our role is to express an opinion on these financial statements based on our audit.

I. Opinion on the consolidated financial statements. – We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and results of the consolidated group of companies in accordance with the accounting rules and principles applicable in France.

II. Justification of our assessments. – In accordance with the requirements of article L.225-235 of the Commercial Code relating to the justification of our assessments, we bring to your attention the following matters:

- The note 20 to the accounts mentions, among other nonrecurring expenses, an amount of EUR 108 million with respect to a probable loss for the Group on the contemplated transfer of Michelin Wheels operations.

In relation to our assessment of the accounting assumptions, we have examined the offer received at the end of year 2004 and have relied for the assessment of the probable loss on the analysis and information provided to us by the management.

- The note 13 to the accounts "post retirement and other employee benefits obligations" presents in paragraph 13.2 the actuarial assumptions used by the Group.

With respect to our assessment of the post-retirement and other employee benefit obligations, we have verified in particular the appropriateness of the assumptions used by the Group in relation with other entities of the sector, as well as the overall quality of the reporting process implemented within the Group entities.

- The note 12 to the accounts "Income taxes" presents deferred tax assets amounting to €848 million.

We have verified that the recognition of tax assets complies with the accounting rules and principles described in note m) to the accounts and that no deferred tax assets are recognized for entities that would not yet have demonstrated their capacity to offset tax losses against profits.

The assessments were made in the context of our audit of the consolidated financial statements, taken as a whole, and therefore contributed to the formation of the unqualified opinion expressed in the first part of this report.

III. Specific verification. – In accordance with professional standards applicable in France, we have also verified the information given in the Group report of the Managing Partners. We have no matters to report regarding its fair presentation and conformity with the consolidated financial statements.

Paris, March 14, 2005

Statutory Auditors
Members of the Compagnie Régionale de Paris

PricewaterhouseCoopers Audit:	Corevise:
Dominique PAUL	Stéphane MARIE